Form 20-F
period 2003-12-31
MI DEVELOPMENTS INC
filed 2004-06-30
CIK 1252509

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 001-31728

MI DEVELOPMENTS INC.
(Exact name of Registrant as specified in its charter)

Not Applicable (Translation of Registrant's name into English)	Ontario, Canada (Jurisdiction of incorporation or organization)

455 Magna Drive
Aurora, Ontario
Canada L4G 7A9
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Class A Subordinate Voting Shares	The New York Stock Exchange

        Securities registered or to be registered pursuant to Section 12(g) of the Act: Class B Shares.

        Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 45,582,083 Class A Subordinate Voting Shares and 548,238 Class B Shares.

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐

        Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐    Item 18 ☒

        Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court: Not applicable.

i

PRESENTATION OF INFORMATION

        In this annual report on Form 20-F, unless the context otherwise requires, when we use the terms "we", "us" "our" and "MID", we are referring to MI Developments Inc. and its predecessors and subsidiaries (other than Magna Entertainment Corp. and its subsidiaries). When we use the term "MEC", we are referring to Magna Entertainment Corp. and its subsidiaries unless the context otherwise requires. When we use the terms "our real estate business", "our properties", "our income-producing properties", "our real estate assets" or similar expressions, we are referring to our real estate business, properties and assets owned by us, but we are not including the business, real estate properties and assets of MEC and its subsidiaries, unless the context otherwise requires. When we use the term "Magna", we are referring to Magna International Inc. When we use the term the "Magna group", we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities.

        We publish our financial statements in U.S. dollars. In this annual report, we refer to United States dollars as "dollars", "$", "U.S.$" or "U.S. dollars", we refer to Canadian dollars as "Cdn. $" or "Cdn. dollars", we refer to euros as "EUR" and we refer to British pounds sterling as "£" or "GBP".

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

        We are incorporated under the Business Corporations Act (Ontario). Substantially all our directors, controlling persons, officers and experts named in this annual report are residents of Canada or other jurisdictions outside the United States and all or a substantial portion of their assets and our assets are located outside the United States. It may be difficult for U.S. shareholders to effect service within the United States upon those persons who are not residents of the United States or to realize in the United States upon judgments of courts of the United States predicated upon the civil liability provisions of the United States federal securities laws. We have been advised by Osler, Hoskin & Harcourt LLP, our Canadian counsel, that, in their opinion, there is doubt as to the enforceability in Canada against us or against our directors, controlling persons, officers and experts who are not residents of the United States, in original actions or in actions for enforcement of judgments of United States courts, of liabilities predicated solely upon United States federal securities laws.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Some of the information incorporated into this annual report may contain "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933 (the "Securities Act"), and Section 21E of the U.S. Securities Exchange Act of 1934 (the "Exchange Act"). Forward-looking statements may include, among others, statements regarding our future plans, costs objectives or economic performance, or the assumptions underlying any of the foregoing. In this annual report we use words such as "may", "would", "could", "will", "likely", "believe", "expect", "anticipate", "intend", "plan", "forecast", "project", "estimate" and similar words to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Forward-looking statements are based on information available at the time and/or management's good faith belief with respect to future events and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond our control. These risks and uncertainties include, but are not limited to, those described in Item 3 of this annual report under the heading "Risk Factors", and could cause actual events or results to differ materially from those projected in any forward-looking statements. We do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this annual report to reflect subsequent information, events or circumstances or otherwise.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable because this Form 20-F is filed as an annual report under the Exchange Act.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable because this Form 20-F is filed as an annual report under the Exchange Act.

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

        The following tables summarize our consolidated financial and operating information as at the dates and for the periods indicated below. You should read the following information together with our consolidated financial statements, including the notes thereto, included in this annual report and the information contained in Item 5 of this annual report.

        Our consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). For a discussion of the principal differences between Canadian GAAP and U.S. generally accepted accounting principles ("U.S. GAAP"), see note 23 to our consolidated financial statements contained in Item 18 of this annual report.

        The selected consolidated financial information as at December 31, 2003, 2002, 2001 and 2000 and for each of the years in the four-year period ended December 31, 2003 has been derived from, and should be read in conjunction with, our consolidated financial statements, including the notes thereto, contained in Item 18 of this annual report.

        Selected consolidated financial information for 1999 has not been presented because prior to our reorganization between August 1998 and January 1999, which established us as an autonomous business unit within Magna, substantially all our properties were owned by automotive operating divisions of Magna and were not subject to intercompany leasing arrangements. During the six-month period during which our reorganization took place, ending in January 1999, individual properties were transferred to us and intercompany leasing arrangements in respect of these properties were entered into between us and the previous Magna group owners.

Consolidated Statements of Income (Loss)(1)

	Years ended December 31,		Years ended December 31,
	Unaudited Pro forma 2003(2)	Unaudited Pro forma 2002(2)	2003	2002	2001	2000
	(U.S. dollars in thousands, except per share figures)
Revenues
Rental revenue from operating leases	$116,356	$89,393	$116,180	$49,766	$42,056	$38,164
Income from direct financing leases	—	—	—	36,337	30,695	27,633
MEC	705,115	721,678	697,786	540,330	478,461	375,933

Total	821,471	811,071	813,966	626,433	551,212	441,730

Operating costs and expenses
Purses, awards and other	338,996	355,979	336,770	276,019	243,389	190,043
Operating costs	277,717	267,167	275,114	204,650	171,590	151,785
General and administrative	82,284	68,341	79,975	50,365	38,879	29,831
Depreciation and amortization	64,143	56,303	63,983	34,028	36,735	29,786
Interest expense, net	21,122	24,745	40,178	33,638	27,890	27,979
Impairment charges	134,856	17,493	134,856	17,493	—	—

Operating income (loss)	(97,647)	21,043	(116,910)	10,240	32,729	12,306
Gains (losses) on disposal of real estate	(83)	15,299	(83)	15,299	28,519	10,574
Dilution losses	—	(10,712)	—	(10,712)	(6,923)	—

Income (loss) before income taxes and minority interest	(97,730)	25,630	(116,993)	14,827	54,325	22,880
Income tax expense (recovery)	(37,868)	9,539	(40,692)	9,557	18,452	7,360
Minority interest in MEC	(45,373)	(8,514)	(43,957)	(5,280)	2,665	(1,593)

Net income (loss)	$(14,489)	$24,605	$(32,344)	$10,550	$33,208	$17,113

Basic and diluted earnings per Class A Subordinate Voting or Class B Share	$(0.30)	$0.51	$(1.03)	—	—	—
Basic and diluted average number of shares outstanding (in thousands)	—	—	48,130	—	—	—

Consolidated Balance Sheets(1)

	December 31,
	2003	2002	2001	2000
	(U.S. dollars in thousands)
ASSETS
Real estate properties, net	$2,066,382	$1,345,000	$1,031,080	$1,023,836
Direct financing leases	—	387,024	282,748	268,229
Other assets	256,327	332,472	179,665	117,561
Fixed assets, net	31,562	34,890	32,696	32,103
Cash and cash equivalents	129,894	94,890	44,175	40,992
Restricted cash	24,738	18,692	18,782	13,461
Accounts receivable	51,223	58,419	43,378	40,456
Deferred rent receivable	13,930	10,201	7,226	4,538
Prepaid expenses and other	13,457	8,102	4,952	8,012
Income taxes receivable	1,809	2,262	—	—
Future tax assets	42,820	26,054	10,693	11,186

Total Assets	$2,632,142	$2,318,006	$1,655,395	$1,560,374

LIABILITIES AND SHAREHOLDERS' EQUITY AND MAGNA'S NET INVESTMENT
Liabilities
Long-term debt	$187,005	$138,785	86,286	76,438
Note obligations	208,933	67,392	—	—
Bank indebtedness	6,696	50,314	6,329	8,529
Accounts payable and accrued liabilities	128,481	122,405	107,458	73,692
Deferred revenue	19,335	12,422	8,025	3,660
Income taxes payable	2,571	905	2,179	669
Future tax liabilities	164,275	193,846	132,492	94,152
Minority interest	282,752	299,712	141,546	118,629

Total Liabilities	$1,000,048	$885,781	$484,315	$375,769

Shareholders' equity and Magna's net investment
Class A Subordinate Voting Shares	1,552,901	—	—	—
Class B Shares	17,893	—	—	—
Deficit	(49,488)	—	—	—
Currency translation adjustment	110,788	—	—	—
Magna's net investment	—	1,432,225	1,171,080	1,184,605

Total Shareholders' equity and Magna's net investment	1,632,094	1,432,225	1,171,080	1,184,605

Total Liabilities and Shareholders' equity and Magna's net investment	$2,632,142	$2,318,006	$1,655,395	$1,560,374

(1)
UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

        Our accounting policies as reflected in our consolidated financial statements, which have been prepared in accordance with Canadian GAAP, do not materially differ from U.S. GAAP except for:

(a)   Financial Instruments

        MEC's subordinated notes are recorded in part as debt and in part as minority interest. Under U.S. GAAP, the subordinated notes would be recorded entirely as debt.

(b)   MEC sale of real estate to Magna

        Under Canadian GAAP, a sale of real estate to a related party that owns less than 80% of the vendor's share capital, and where the exchange amount is supported by independent evidence, is considered an income item rather than a contribution to equity as required under U.S. GAAP.

(c)   Derivative Instruments

        As described in note 19(c) to our consolidated financial statements, MEC utilizes, on occasion, interest rate swap contracts to hedge exposure to interest rate fluctuations on variable rate debt. Under both Canadian GAAP and U.S. GAAP, these swap contracts are accounted for using hedge accounting and the net swap settlements are recognized in the same period as, and as part of, the hedged transaction. Under Canadian GAAP, however, these instruments do not need to be recognized at their fair value.

        For U.S. GAAP purposes, Financial Accounting Standards Board Statement No. 133 ("FAS 133"), "Accounting for Derivative Instruments and Hedging Activities", requires companies to recognize all their derivative instruments at fair value. Gains or losses related to changes in fair value of derivative instruments designated as cash flow hedges are recorded in accumulated comprehensive income if certain hedge criteria are met, and recognized in the statement of operations along with the related results of the hedged item. FAS 133 requires that the we formally document, designate and assess the effectiveness of such transactions in order to qualify for such hedge accounting treatment. If hedges are found to be ineffective, then changes in their fair value are recognized in income to the extent of their ineffectivness.

(d)   The following table presents net income (loss) following U.S. GAAP:

	2003	2002
Net income (loss) under Canadian GAAP	$(32,344)	$10,550
Adjustments (net of related tax effects):
Reduced interest expense on subordinated notes(a)	728	24
Net gain on sale of real estate to Magna(b)	—	(5,253)

Net income (loss) under U.S. GAAP	$(31,616)	$5,321

        There were no differences between Canadian GAAP and U.S. GAAP that impacted the consolidated net income for the year ended December 31, 2001 or 2000.

(e)   The following table indicates the significant items in the consolidated balance sheets that would have been affected had the consolidated financial statements been prepared under U.S. GAAP:

	December 31, 2003
	Canadian GAAP	Financial instruments	Derivatives	U.S. GAAP
Other assets, net	$256,327	$(6,827)	$—	$249,500
Note obligations	208,933	(208,933)	—	—
Subordinated notes	—	218,167	—	218,167
Accounts payable and accrued liabilities	128,481	115	1,205	129,801
Future tax liabilities	164,275	(2,776)	(482)	161,017
Minority interest	282,752	(14,128)	(299)	268,325
Shareholders' equity	1,632,094	728	(424)	1,632,398
	December 31, 2002
	Canadian GAAP	Financial instruments	Derivatives	Sale of real estate to Magna	U.S. GAAP
Other assets, net	$332,472	$(2,767)	$—	$—	$329,705
Note obligations	67,392	(67,392)	—	—	—
Subordinated notes	—	72,233	—	—	72,233
Accounts payable and accrued liabilities	122,405	(66)	2,177	—	124,516
Future tax liabilities	193,846	(3,017)	(871)	—	189,958
Minority interest	299,712	(4,549)	(535)	(3,650)	290,978
Magna's net investment	1,432,225	24	(771)	3,650	1,435,128

        There were no differences between Canadian GAAP and U.S. GAAP that impacted the combined balance sheet as at December 31, 2001 or 2000.

(2)
On August 19, 2003, the shareholders of Magna approved spin-off transactions to list us as a separate, publicly-traded company. Pro forma results give effect to the spin-off transactions, business combinations, changes in legal, capital and lease structures, and committed levels of executive compensation for our new officers, as though all of these changes had occurred effective January 1, 2002.

B.    CAPITALIZATION AND INDEBTEDNESS

        Not applicable because this Form 20-F is filed as an annual report under the Exchange Act.

C.    REASONS FOR THE OFFER AND USE OF PROCEEDS

        Not applicable because this Form 20-F is filed as an annual report under the Exchange Act.

D.    RISK FACTORS

        This section describes the material risks affecting our business, financial condition, operating results or prospects. There may be other risks and uncertainties that are not known to us or that we currently believe are not material, but which also may have a material adverse effect on our business, financial condition, operating results or prospects.

Risks Related To Our Real Estate Business

  Virtually all our real estate business revenue comes from payments that we receive under leases with the Magna group, so factors affecting the Magna group's businesses will also affect us.

        At December 31, 2003, all but one of our income-producing properties were leased to the Magna group. Magna typically does not guarantee the obligations of its subsidiaries under their leases with us. As a result, our operating and net income and the value of our property portfolio would be materially adversely affected if the members of the Magna group became unable to meet their respective financial obligations under their leases. See "Business Overview—Description of Our Income-Producing Property Portfolio—Tenant Mix" contained in Item 4 of this annual report.

  We are subject to risks affecting the automotive parts industry.

        Since the Magna group operates in the automotive parts industry, our business is, and for the foreseeable future will be, subject to conditions affecting the automotive industry generally. A decrease in the long-term profitability or viability of the automotive parts sector would have a material adverse impact on the financial condition of our tenants and could therefore adversely impact the value of our properties and our operating results. Factors that may adversely affect the Magna group's operations in the automotive parts sector include the following:

  •
  global economic conditions

  •
  pressure from customers to reduce prices

  •
  impact of financially distressed sub-suppliers

  •
  pressure from customers to absorb certain fixed costs

  •
  competitive auto parts supply market

  •
  delays in launching new programs

  •
  dependence on outsourcing by automobile manufacturers

  •
  rapid technological and regulatory changes

  •
  increased crude oil and energy prices

  •
  increases in raw material prices

  •
  fluctuations in relative currency values

  •
  unionization activity

  •
  increased product warranty and product liability risk

  •
  threat of work stoppages

  •
  impact of environmental regulations

  •
  dependence on certain customers and vehicle programs

  •
  delays in constructing new facilities

  •
  changes in governmental regulations

        Although we intend to lease property to tenants other than the Magna group, it is unlikely that our dependence on the Magna group, and therefore the automotive industry, will be reduced significantly in the foreseeable future.

  We have no agreement with the Magna group that it will continue to do business with us in the same manner as it has in the past or at all.

        Virtually all the growth of our real estate business has been dependent on our relationship with the members of the Magna group as the tenants of our income-producing properties, as the customers for our development projects and as the source of our acquired properties. Although we have acted as the developer, real estate advisor, property manager and owner of most of the industrial facilities of the Magna group since our inception, we have no assurance that we will continue to do so. We will be required to compete for any future business with the Magna group without any contractual preferential treatment.

        Members of the Magna group have determined on occasion in the past and may increasingly in the future determine not to lease certain properties from us and not to renew certain leases on terms comparable to (or more favourable to us than) our existing arrangements with them, or at all. Moreover, we may not continue to be able to acquire new properties from the Magna group as we have done in the past.

        Any adverse change in our business relationship with the Magna group could have an adverse effect on the growth and profitability of our business.

  The Magna group may not be successful in maintaining its level of growth, which would likely have a corresponding impact on our growth rate.

        Virtually all the growth of our real estate business has resulted from the growth of the automotive parts business operated by the Magna group, including growth as a result of acquisitions. We expect to derive an important portion of our future growth from continuing to build on our relationship with the Magna group so as to benefit from the Magna group's future growth. However, the Magna group may not be successful in maintaining its historical growth rate and may not undertake acquisitions of new facilities at the same rate as in the past. The Magna group's inability to maintain its level of growth would likely adversely affect our growth. See "Business Overview—Description of our Income-Producing Property Portfolio—Historical Growth of Our Income-Producing Property Portfolio" contained in Item 4 of this annual report.

  Our international investments are subject to foreign currency fluctuations which could reduce our revenues and increase our costs.

        A substantial majority of our current property portfolio is located outside of the United States and generates lease payments that are not denominated in U.S. dollars. See "Business Overview—Description of our Income-Producing Property Portfolio—Geographic Diversification of our Income-Producing Property Portfolio" contained in Item 4 of this annual report. Since we report our financial results in U.S. dollars and do not currently hedge our foreign currency exposure against the U.S. dollar, we are subject to foreign currency fluctuations that could, from time to time, have an adverse impact on our financial position or operating results.

  The terms of our leases limit our ability to increase rents in response to market conditions, so we may receive rents at levels below current fair market values.

        A substantial majority of the leases for our income-producing properties have terms expiring after 2013. Our leases generally provide for periodic rent escalations based on specified percentage increases or a consumer price index adjustment, subject in some cases to a cap. As a result, the long-term nature of these lease agreements limits our ability to increase rents contemporaneously with increases in market rates and may therefore limit our revenue growth and the market value of our income-producing property portfolio.

  Most of our significant leases provide our tenants with rights of first refusal, which may adversely affect the marketability and market value of our income-producing property portfolio.

        The rights of first refusal that we have granted to our tenants in most of our significant leases may deter third parties from incurring the time and expense that would be necessary for them to bid on our properties in the event that we desire to sell those properties. Accordingly, these rights of first refusal may adversely affect our ability to sell our properties or the prices that we receive for them upon any sale. In addition, the rights of first refusal may adversely affect the market value of our income-producing property portfolio.

  We are subject to competition for the acquisition of new properties and we may not compete successfully, which would limit our ability to invest in and develop new properties.

        We compete for suitable real estate investments with many other parties, including real estate investment trusts, insurance companies and other investors (both Canadian and foreign), which are currently seeking, or which may seek in the future, real estate investments similar to those desired by us. Some of our competitors may have greater financial and operational resources than we do. Accordingly, we may not be able to compete successfully for these investments. Increased competition for real estate investments resulting, for example, from increases in the availability of investment funds or reductions in financing costs would tend to increase purchase prices and reduce the yields from the investments.

  We have a limited operating history as an independent operating company.

        Prior to the completion of the "spin-off" transaction from Magna on September 2, 2003, we functioned as Magna's real estate division, and thus, we did not operate as a stand-alone company. Our limited independent operating history may have a material adverse effect on our operating results.

Risks Related To Our Controlling Shareholder

  We are controlled by the Stronach Trust.

        Our business and affairs are controlled by the Stronach Trust, which beneficially owns approximately 66.3% of our outstanding Class B Shares. Those shares represent approximately 0.75% of our total outstanding shares and approximately 56.5% of the aggregate voting power of our outstanding shares. Accordingly, the Stronach Trust is able to elect all our directors and control us. Subject to applicable law, the Stronach Trust may, as a practical matter, be able to cause us to effect corporate transactions without the consent of our other shareholders and to control the amount and timing of dividends. In addition, the Stronach Trust is able to cause or prevent a change in our control.

        In some cases, the interests of the Stronach Trust may not be the same as those of our other shareholders, particularly in connection with corporate transactions that might involve a change in our control, which the Stronach Trust might not favour even if our other shareholders would. Under the applicable laws of Ontario, as a shareholder, the Stronach Trust will not have a fiduciary duty to us or any of our shareholders. See "Related Party Transactions—Relationship with Our Controlling Shareholder" contained in Item 7 of this annual report.

  Our controlling shareholder and our Chairman have interests in Magna and MEC that could conflict with the interests of other holders of our shares.

        The Stronach Trust beneficially owns, in addition to our Class B Shares as described above, approximately 66.3% of the outstanding Class B Shares of Magna. Those shares represent approximately 56.5% of the aggregate voting power of Magna's outstanding shares. Our Chairman and the Chairman and Interim Chief Executive Officer and President of Magna, Mr. Frank Stronach

controls a further 16.5% of the votes carried by both our outstanding shares and the outstanding shares of Magna, through his voting control or trusteeship of certain Magna employee compensatory plans. In addition, an estate planning vehicle for the Stronach family beneficially owns, and Mr. Stronach shares control or direction over, approximately 7.6% of the outstanding shares of the Class A Subordinate Voting Stock of MEC.

        Mr. Stronach and four other members of his family are the trustees of the Stronach Trust, and are also members of the class of potential beneficiaries of the Stronach Trust. Accordingly, Mr. Stronach may be deemed to beneficially own the shares owned by the Stronach Trust, although he disclaims beneficial ownership. Mr. Stronach is also the Chairman and founder of Magna and the Chairman and founder of MEC. In 2003, European subsidiaries of Magna paid fees to Mr. Stronach and Stronach & Co., an associate of Mr. Stronach, in an aggregate amount of $36.0 million for business development and consulting services.

        As a result of these relationships, our Chairman and our controlling shareholder have interests that could conflict with the interests of other holders of our shares. Subject to applicable laws regarding related party transactions and the protection of minority shareholders, the fiduciary duties of our directors to act in our best interests and our internal governance procedures, those conflicts of interest could influence decisions made regarding transactions and investments that we effect or choose not to effect with Magna and with MEC in the future.

  Our transactions with the Magna group may not be on an arm's length basis.

        Virtually all our real estate business revenue is generated pursuant to leases with the Magna group. Most of these leases were entered into by our predecessor entities while they were wholly-owned subsidiaries of Magna. Although we intended for these leases to be on arm's length commercial terms, there can be no assurance that independent parties negotiating at arm's length would have arrived at the same terms. Since we are under common control with the Magna group, there is a risk that any decisions or actions taken by either of us regarding these leases (including with respect to renewals, amendments, disputes or enforcement proceedings) may not be the same as if we operated on an arm's length basis.

Risks Related To The Real Estate Industry

  Real estate investments are subject to numerous risks that could adversely affect our operating results, many of which are beyond our control.

        Because we own, lease and develop real property, we are subject to the risks generally incident to investments in real property. The investment returns available from investments in real estate depend in large part on the amount of income earned and capital appreciation generated by the properties, as well as the expenses incurred. We may experience delays and incur substantial costs in enforcing our rights as lessor under defaulted leases, including costs associated with being unable to rent unleased properties to new tenants on a timely basis or with making improvements or repairs required by a new tenant. In addition, a variety of other factors outside of our control affect income from properties and real estate values, including environmental laws and other governmental regulations, real estate, zoning, tax and eminent domain laws, interest rate levels and the availability of financing. For example, new or existing environmental, real estate, zoning or tax laws can make it more expensive or time consuming to develop real property or expand, modify or renovate existing structures. When interest rates increase, the cost of acquiring, developing, expanding or renovating real property increases and real property values may decrease as the number of potential buyers decreases. In addition, real estate investments are often difficult to sell quickly. Similarly, if financing becomes less available, it becomes more difficult both to acquire and to sell real property. Moreover, governments can, under eminent domain laws, take real property. Sometimes this taking is for less compensation than the owner believes the property is worth. Although we are geographically diversified, any of these factors could have a material adverse impact on our results of operations or financial condition in a particular market.

  Real estate development is subject to timing, budgeting and other risks that could adversely affect our operating results.

        We intend to develop properties as suitable opportunities arise, taking into consideration the general economic climate. Real estate development has a number of risks, including risks associated with:

  •
  construction delays or cost overruns that may increase project costs;

  •
  receipt of zoning, occupancy and other required governmental permits and authorizations;

  •
  development costs incurred for projects that are not pursued to completion;

  •
  so-called acts of God, such as earthquakes, hurricanes, floods or fires that could adversely impact a project;

  •
  ability to raise capital; and

  •
  governmental restrictions on the nature or size of a project.

        Our development projects may not be completed on time or within budget, which could adversely affect our operating results.

  We may be unable to renew leases on favourable terms or find new tenants for vacant properties.

        We may be unable to lease a vacant property in our portfolio on economically favourable terms. In addition, we may not be able to renew an expiring lease or to find a new tenant for the property for which the lease has expired, in each case on terms at least as favourable as the expired lease. Renewal options are generally based on changes in the consumer price index or prevailing market rates. Market rates may be lower at the time of the renewal options, and accordingly, leases may be renewed at lower levels of rent than are currently in place. Our tenants may fail to renew their leases if they need to relocate their operations as a result of changes in location of their customers' operations or if they choose to discontinue operations as a result of the loss of business.

        Many factors will affect our ability to lease vacant properties, and we may incur significant costs in making property improvements or repairs required by a new tenant. In addition, we may incur substantial costs in protecting our investments in leased properties, particularly if we experience delays and limitations in enforcing our rights against defaulting tenants. Furthermore, if one of our tenants rejects or terminates a lease under the protection of bankruptcy, insolvency or similar laws, our cash flow could be materially adversely affected. The failure to maintain a significant number of our income-producing properties under lease would have a material adverse effect on our financial condition and operating results.

  Environmental compliance costs and liabilities with respect to our real estate may adversely affect us.

        Under various federal, state, provincial and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in an affected property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. In addition, the presence of hazardous or toxic substances, or the failure to remediate properly, may materially impair the value of our real property assets or adversely affect our ability to borrow by using such real property as collateral. Certain environmental laws and common law principles could be used to impose liability for releases of hazardous materials, including asbestos-containing materials, into the environment, and third parties may seek recovery from owners or operators of real properties for personal injury associated with exposure to released asbestos- containing materials or other hazardous materials. As an owner of properties, we are subject to these potential liabilities.

        Capital and operating expenditures necessary to comply with environmental laws and regulations, to defend against claims of liability or to remediate contaminated property may have a material adverse effect on our results of operations and financial condition. We may also become subject to more stringent environmental standards as a result of changes to environmental laws and regulations, compliance with which may have a material adverse effect on our results of operations and financial condition. Moreover, environmental laws may also impose restrictions on the manner in which a property may be used or transferred or in which businesses may be operated, limiting development or expansion of our property portfolio or requiring significant expenditures.

  Any future hedging transactions may limit our gains or result in losses for us.

        Although we do not currently intend to do so, we may attempt to minimize or hedge our exposure to the impact that changes in foreign currency rates or interest rates may have on our real estate business's revenue and debt liabilities through the use of derivative investments. The use of derivative instruments, including forwards, futures, swaps and options in our risk management strategy carries certain risks, including the risk that losses on a hedge position will reduce our profits and the cash available for development projects or dividends. A hedge may not be effective in eliminating all the risks inherent in any particular position. Our profitability may be adversely affected during any period as a result of the use of derivatives. For information about MEC's hedging position, see note 1 to our consolidated financial statements contained in Item 18 of this annual report.

Risks Related to Our Financial Statements

  Certain of our financial statements have been "carved out" from the consolidated financial statements of Magna and may not entirely reflect our financial condition and results of operations on a stand-alone basis.

        Our historical financial statements have been "carved out" from the consolidated financial statements of Magna and may not be indicative of our financial condition and results of operations had we actually operated on a stand-alone basis during the periods presented. In particular, our costs and expenses could have been different had we been operating on a stand-alone basis. The operating costs included in the consolidated financial statements do not include any allocation of financial reporting, governance, investor relations and other costs that are being incurred by MID post spin-off from Magna as a stand-alone public company. In addition, interest costs in the consolidated financial statements are predominantly based on intercompany interest charges from Magna and may not be indicative of interest costs to be incurred by MID as a stand-alone public company.

Risks Related to Our Investment in Magna Entertainment Corp.

        Because our holdings in MEC represent approximately 96% of the total voting power of its outstanding stock and approximately 59% of the total equity interest in MEC, we are required to consolidate the financial position and operating results of MEC with those of our real estate business. On a consolidated basis, MEC represented 51% of our assets as at December 31, 2003 and 86% of our 2003 revenue and materially affects our consolidated net income. Accordingly, the risks related to MEC are also risks to our consolidated financial condition and operating results and the market value of our investment in MEC.

        The following risk factors are derived from MEC's Annual Report on Form 10-K for the year ended December 31, 2003, that was filed with the SEC on March 15, 2004.

  MEC is a relatively new company with a short history of racetrack operations. MEC must successfully integrate recent racetrack acquisitions or its operating results may be adversely affected.

        MEC was incorporated approximately five years ago and acquired its first racetrack in December 1998. Accordingly, although all of MEC's racetracks have been in operation for some time, MEC has had a relatively short history of owning and operating racetracks. The acquisition of Santa Anita Park was completed in December 1998, the acquisition of Gulfstream Park was completed in September 1999, the acquisition of Remington Park and Thistledown was completed in November 1999, the acquisition of Golden Gate Fields was completed in December 1999, the acquisition of Great Lakes Downs was completed in February 2000, the acquisition of Bay Meadows was completed in November 2000, the acquisition of The Meadows was completed in April 2001, the acquisition of Multnomah Greyhound Park was completed in October 2001, the acquisition of Lone Star Park at Grand Prairie was completed in October 2002, the acquisition of Pimlico Race Course and Laurel Park was completed in November 2002 and the acquisition of Flamboro Downs was completed in April 2003. The Portland Meadows facility commenced operations under MEC's management in July 2001 and MEC assumed the management of the racing operations of Colonial Downs in November 2002. Maroñas, the national racetrack of Uruguay, located in Montevideo, re-opened with MEC's assistance in June 2003. In addition, Magna Racino™, a new racetrack which was built by MEC near Vienna, Austria, opened in April 2004. Prior to their respective acquisitions or management agreements with MEC, most of these racetracks had been operated separately under different ownership. Completing the integration of these businesses into MEC's operations will require a significant dedication of management resources and further expansion of its information and other operating systems.

        If MEC does not successfully integrate its recent acquisitions and any future acquisitions, or if this integration consumes a disproportionate amount of MEC's management's time, then these acquisitions may materially adversely affect its efficiency and, therefore, significantly harm its business.

  MEC may not be able to obtain financing or may be able to obtain it only on unfavourable terms, which may affect the viability of its expansion and improvement projects or make expansion and improvement more costly.

        MEC may require substantial additional financing in order to expand and improve its operations, including financing related to alternative gaming facilities, if any such opportunities are available to it. It is possible that this financing will not be available or, if available, will not be available on terms that are favourable to MEC. On October 10, 2003, MEC amended and extended its revolving credit facility as a $50 million senior credit facility maturing on October 8, 2004. As of March 31, 2004, MEC had no borrowings under this facility but had issued letters of credit totaling $21.5 million. There can be no assurance that the amounts, terms and conditions involved in a renewal of the facility will be favourable, or that we will be able to renew the facility at all in October 2004. If MEC is unable to obtain additional financing on terms that are acceptable to MEC, or at all, MEC may not be able to expand and improve its operations, which could have a material adverse effect on its future profitability.

  MEC's revolving credit facility imposes important restrictions on it.

        MEC's senior revolving credit facility, which matures on October 8, 2004, requires it to maintain a net debt to earnings before interest, taxes, depreciation and amortization ratio not greater than 3.5 to 1, an interest coverage ratio not lower than 1.5 to 1 and a senior interest coverage ratio not lower than 2.5 to 1, each as calculated under the facility. This revolving credit facility is secured by mortgages on its Santa Anita and Golden Gate racetracks. The credit agreement also contains customary covenants relating to its ability to incur additional indebtedness, make future acquisitions, enter into certain related party transactions, consummate asset dispositions, incur capital expenditures and make restricted payments. These restrictions may limit MEC's ability to expand, pursue its business strategies and obtain additional funds. MEC's ability to meet these financial ratios and comply with these covenants may be adversely affected by a deterioration in business conditions or its results of operations, adverse regulatory developments and other events beyond its control. In particular, it is possible that MEC may not be able to meet the financial covenants under its $50.0 million senior, revolving credit facility at the quarterly reporting dates during the remaining term of the facility. Failure to comply with these restrictions may result in the occurrence of an event of default under the senior, revolving credit facility. Upon the occurrence of an event of default, the lender may terminate the senior, revolving credit facility, demand immediate payment of all amounts borrowed by MEC and require adequate security or collateral for all letters of credit outstanding under the facility, which could adversely affect MEC's ability to repay its debt securities and would adversely affect the trading price of its Class A Subordinate Voting Stock.

  MEC's recent operating income includes gains from the sale of non-core real estate, which sales may soon cease, causing its future operating income and cash flow to decrease.

        Approximately 0.2%, 9.1% and 39.5% of MEC's earnings before interest, taxes, depreciation and amortization, before write-downs, for the years ended December 31, 2003, 2002 and 2001, respectively, resulted from gains from non-core real estate sales. Although MEC may realize some gains from sales of its non-core real estate over the next year or so, MEC expects those gains to be reduced to zero as the balance of its non-core real estate portfolio is sold. Additionally, MEC's short-term and annual operating income and cash flow may be adversely affected by decreases in non-core real estate sales. If MEC does not replace these gains or offset these decreases with additional operating income and cash flow from its racetrack operations and other sources, its future operating income and cash flow will decline.

  MEC's business is heavily concentrated at certain of its racetracks.

        Six of MEC's racetracks, Santa Anita Park, Laurel Park, Pimlico Race Course, Gulfstream Park, Lone Star Park at Grand Prairie and Golden Gate Fields accounted for approximately 65.5% of MEC's revenue while three of MEC's racetracks, Santa Anita Park, Gulfstream Park and Flamboro Downs, accounted for approximately 222.3% of MEC's earnings before interest, taxes, depreciation and amortization, before write-downs, for the year ended December 31, 2003. If a business interruption were to occur and continue for a significant length of time at any of these racetracks, it could adversely affect MEC's operating results. Additionally, certain of MEC's other racetrack properties have experienced operating losses before interest, income taxes, depreciation and amortization over the past three years. The operating performance of these racetracks may not improve in the future.

  The current lease of the Bay Meadows property expires on December 31, 2004 and may not be renewed.

        The lease of MEC's Bay Meadows property is scheduled to expire on December 31, 2004. MEC is uncertain as to the likelihood of the further renewal of this lease beyond December 31, 2004 or the terms upon which such renewal may be achieved. MEC is continuing to explore alternative venues, including vacant land that MEC purchased in Dixon, California for future development of a thoroughbred racetrack, to conduct the racing dates currently held at Bay Meadows after the expiry of the lease term. There can be no assurance that MEC will be successful in obtaining the necessary regulatory approvals to run these racing dates at another racetrack operated by it in northern California if the lease is not extended. If the Bay Meadows lease is not renewed on comparable terms or if the lease is not renewed at all and MEC conducts the Bay Meadows racing dates at another of its racetracks, MEC may suffer a reduction in revenues and earnings, which would materially adversely affect its operating results.

  In the state of Maryland, MEC's operations agreement with the owner of Rosecroft Raceway may not be assumed by the intended purchaser of Rosecroft Raceway, and in any event, such agreement terminates on September 15, 2004.

        The Maryland Jockey Club, the trade name for the entities that own and operate Pimlico and Laurel Park, is a party to an agreement (the "Maryland Operating Agreement") with Cloverleaf Enterprises, Inc. ("Cloverleaf"), the current owner of Rosecroft Raceway ("Rosecroft"), a standardbred track located in Prince George's County in Maryland. The Maryland Operating Agreement replaced a previous agreement (the "Maryland Revenue Sharing Agreement") which was effective as of January 1, 2000 and expired on April 18, 2004. The term of the Maryland Operating Agreement runs from June 9, 2004 through September 15, 2004, unless terminated or extended by mutual agreement of the parties.

        The Maryland Revenue Sharing Agreement provided for wagering to be conducted, both day and night, on live and simulcast thoroughbred and harness races at Pimlico, Laurel Park and Rosecroft and the three Maryland OTBs operated by them. Under the agreement, wagering revenue from these sources was pooled and certain expenses and obligations were pooled and paid from those revenues to generate net wagering revenue. This net wagering revenue was then distributed 80% to The Maryland Jockey Club and 20% to Rosecroft. Commencing April 19, 2004, The Maryland Jockey Club and Rosecroft are no longer pooling their wagering revenue and distributing net wagering revenue as they did under the agreement. From April 19, 2004 until June 9, 2004, they operated under state law which precludes The Maryland Jockey Club from operating after 6:15 p.m. without Rosecroft's consent and the federal Interstate Horseracing Act which provides that, without the consent of The Maryland Jockey Club, Rosecroft cannot accept simulcast wagering on horse racing during the times that Pimlico or Laurel Park are running live races.

        Since coming into effect on June 9, 2004, The Maryland Operating Agreement has enabled Pimlico, Laurel Park and Rosecroft to conduct simulcast wagering on thoroughbred and harness race signals during the day and evening hours without restriction. Under the Agreement, Cloverleaf agrees to pay the thoroughbred industry a 12% premium on pari-mutuel wagering (net of refunds) conducted at Rosecroft on all thoroughbred race signals, and The Maryland Jockey Club agrees to pay Cloverleaf a 12% premium on all pari-mutuel wagering (net of refunds) conducted at Pimlico and Laurel Park on all standardbred race signals.

        Under the Maryland Operating Agreement, the parties have agreed to make a good faith effort to reach a long term agreement on cross-breed simulcasting in the state of Maryland. Without an arrangement similar in effect to the Maryland Revenue Sharing Agreement or the Maryland Operating Agreement, there would be a material decline in the revenues, earnings and purses of The Maryland Jockey Club. If the current arrangement is not renewed on comparable terms and the operating restrictions which applied from April 19, 2004 to June 9, 2004 were to come into effect after September 15, 2004 for the remainder of 2004, the potential negative impact to MEC's earnings before income taxes in 2004 is estimated to be approximately $1.4 million.

  If MEC does not identify, negotiate and complete a sufficient number of strategic acquisitions, it may not achieve its business plan and its growth prospects may suffer.

        MEC's current business plan calls for it to continue to selectively pursue strategic acquisitions. MEC's future profitability will depend to some degree upon the ability of its management to identify, complete and successfully integrate commercially viable acquisitions. If MEC does not do so for any reason, it may not be able to implement its business plan successfully, or grow as quickly as it anticipates, and this could have a material adverse effect on its future profitability.

  MEC is exposed to currency exchange rate fluctuations.

        MEC's business outside the United States is generally transacted in currencies other than U.S. dollars. Fluctuations in currencies relative to the U.S. dollar may make it more difficult to perform period-to-period comparisons of its operating results. Moreover, fluctuations in the U.S. dollar relative to currencies in which earnings are generated outside the United States could result in a reduction in its profitability as reported in U.S. dollars.

Risks Relating to MEC's Gaming Operations

  A decline in the popularity of horse racing could adversely impact MEC's business.

        The continued popularity of horse racing is important to MEC's growth plans and its operating results. MEC's business plan anticipates attracting new customers to its racetracks, off-track betting facilities and account wagering operations. Even if MEC is successful in making acquisitions and expanding and improving its current operations, it may not be able to attract a sufficient number of new customers to achieve its business plan. Public tastes are unpredictable and subject to change. Any decline in interest in horse racing or any change in public tastes may adversely affect MEC's revenues and, therefore, its operating results.

  Declining on-track attendance and increasing competition in simulcasting may materially adversely affect MEC's operating results.

        There has been a general decline in the number of people attending and wagering at live horse races at North American racetracks due to a number of factors, including increased competition from other forms of gaming, unwillingness of customers to travel a significant distance to racetracks and the increasing availability of off-track wagering. The declining attendance at live horse racing events has prompted racetracks to rely increasingly on revenues from inter-track, off-track and account wagering markets. The industry-wide focus on inter-track, off-track and account wagering markets has increased competition among racetracks for outlets to simulcast their live races. A continued decrease in attendance at live events and in on-track wagering, as well as increased competition in the inter-track, off-track and account wagering markets, could lead to a decrease in the amount wagered at MEC's facilities and on races conducted at its racetracks and may materially adversely affect its business, financial condition, operating results and prospects.

  MEC's gaming activities are dependent on governmental regulation and approvals. Amendments to such regulation or the failure to obtain such approvals could adversely affect its business.

        All of MEC's pari-mutuel wagering operations are contingent upon the continued governmental approval of these operations as forms of legalized gaming. All of MEC's current gaming operations are subject to extensive governmental regulation and could be subjected at any time to additional or more restrictive regulation, or banned entirely.

        MEC may be unable to obtain, maintain or renew all governmental licenses, registrations, permits and approvals necessary for the operation of its pari-mutuel wagering and other gaming facilities. Licenses to conduct live horse racing and simulcast wagering must be obtained from each jurisdiction's regulatory authority, in many cases annually. In addition, licenses or approvals to conduct account wagering must be obtained in certain jurisdictions in which MEC's account wagering customers reside, in many cases annually. The denial, loss or non-renewal of any of MEC's licenses, registrations, permits or approvals may materially limit the number of races it conducts or the form or types of pari-mutuel wagering it offers, and could have a material adverse effect on its business. In addition, MEC currently devotes significant financial and management resources to complying with the various governmental regulations to which its operations are subject. Any significant increase in governmental regulation would increase the amount of MEC's resources devoted to governmental compliance, could substantially restrict its business, and could materially adversely affect its operating results.

  The passage of legislation permitting alternative gaming at racetracks, such as slot machines, video lottery terminals ("VLTs") and other forms of non-pari-mutuel gaming, can be a long and uncertain process. A decision to prohibit, delay or remove alternative gaming rights at racetracks by the government or the citizens of a state, or other jurisdiction, in which MEC owns or operates a racetrack, could adversely affect its business or prospects.

        There has been speculation, by members of the media, investment analysts and MEC's employees and other representatives, as to the probability and potential impact of the passage of legislation permitting alternative gaming at racetracks in various states in the United States. This has been especially prevalent over the last 19 months with the conclusion of the mid-term elections in November 2002, and as alternative gaming at racetracks has become an issue for consideration in some states.

        While certain candidates who publicly advocated alternative gaming at racetracks were elected, there can be no assurance that alternative gaming at racetracks will become permitted in those states, or if it does, what the timetable, conditions, terms of income or revenue sharing, or other feasibility factors will be. It is possible that public reaction or other factors may cause these persons to change their stance on this issue or call for a public referendum to determine whether and how to proceed. It is also difficult to predict accurately which issues will become priority agenda items during a legislative session.

        In the event that alternative gaming legislation is enacted in a given state or other jurisdiction, there can be no certainty as to the terms of such legislation or regulations, including the timetable for commencement, the conditions and feasibility of operation and whether alternative gaming rights are to be limited to racetracks. If MEC was to proceed to conduct alternative gaming in such a situation, there may be significant costs and other resources to be expended, and there will be significant risks involved, including the risk of changes in the enabling legislation, that may have a material adverse effect on the relevant racetrack's operations and profitability.

        The regulatory risks and uncertainties that are inherent in the conduct of alternative gaming also apply in other jurisdictions outside the United States. In the province of Ontario, the location of Flamboro Downs, racetracks are permitted to serve as landlord to VLT operations conducted by a government corporation. Under that arrangement, the racetrack retains 20% of the "net win" (slot machine revenues minus payout to slot players), with one-half of that amount distributed to the horsemen and the other half being retained by the racetrack owner. There can be no assurance as to how long this arrangement will continue, or if it does, whether the terms will remain the same. Similarly, MEC has almost completed development of a horse racetrack combined with a gaming and entertainment centre on property located approximately 20 miles south of Vienna, Austria, in anticipation of concluding joint venture negotiations with an Austrian third party and receiving the requisite racing and gaming licenses. Ultimately, those negotiations may not be successful or MEC may not obtain the necessary licenses. If MEC is unable to complete this development as planned, it may record a substantial write-down of the carrying value of this property.

  Any future expansion of MEC's gaming operations will likely require it to obtain additional governmental approvals or, in some cases, amendments to current laws governing such activities.

        The high degree of regulation in the gaming industry is a significant obstacle to MEC's growth strategy, especially with respect to account wagering, including telephone, interactive television and Internet-based wagering. Account wagering may currently be conducted only through hubs or bases located in certain states. MEC's expansion opportunities in this area will be limited unless more states amend their laws to permit account wagering or, in the alternative, if states take action to make such activities unlawful. In addition, the licensing and legislative amendment processes can be both lengthy and costly, and MEC may not be successful in obtaining required licenses, registrations, permits and approvals.

        In the past, certain state attorneys general, district attorneys and other law enforcement officials have expressed concern over the legality of interstate account wagering. In December 2000, legislation was enacted in the United States that amends the Interstate Horseracing Act of 1978. MEC believes that this amendment clarifies that inter-track simulcasting, off-track betting and account wagering, as currently conducted by the U.S. horse racing industry, are authorized under U.S. federal law. The amendment may not be interpreted in this manner by all concerned, however, and there may be challenges to these activities by both state and federal law enforcement authorities, which could have a material adverse impact on MEC's business, financial condition, operating results and prospects.

        From time to time, the United States Congress has considered legislation that would either inhibit or restrict Internet gambling in general or inhibit or restrict the use of certain financial instruments, including credit cards, to provide funds for account wagering. For example, on June 13, 2003, the United States House of Representatives approved a bill in the form of the Unlawful Internet Gambling Funding Prohibition Act that, if enacted, would prohibit the use of credit cards, checks, electronic funds transfers and certain other funding methods for most forms of Internet gambling. The United States Senate Banking, Housing and Urban Affairs Committee adopted a different bill with a similar effect on August 31, 2003; however, this bill still needs to be considered by the full Senate. While each of these recent bills contains exemptions which MEC believes are intended at the very least to permit such funding for account wagering under certain conditions in states that authorize pari-mutuel account wagering, it is unclear whether and to what extent such exemptions will remain in any Internet gambling funding bill that ultimately may be enacted, or the extent to which MEC will be able to utilize those exemptions with respect to its account wagering operations as currently conducted. Moreover, although it is difficult to predict the ultimate chances for passage of any given legislation, it is anticipated that legislation will continue to be introduced in the United States Congress or elsewhere that will seek to restrict, regulate or potentially ban altogether Internet gambling. Furthermore, even in the absence of legislation, certain financial institutions have begun to block the use of credit cards issued by them for Internet gambling, either voluntarily or as part of a settlement with the office of the Attorney General for New York. Legislation or actions of this nature, if enacted or implemented without providing for a meaningful exception to allow account wagering to be conducted as it is currently being conducted by the U.S. horse racing industry, could inhibit account wagering by restricting or prohibiting its use altogether or, at a minimum, by restricting or prohibiting the use of credit cards and other commonly used financial instruments to fund wagering accounts. If enacted or implemented, these or any other forms of legislation or practices restricting account wagering could cause MEC's business and its growth to suffer.

  Implementation of some of the recommendations of the National Gambling Impact Study Commission may harm MEC's growth prospects.

        In August 1996, the United States Congress established the National Gambling Impact Study Commission to conduct a comprehensive study of the social and economic effects of the gambling industry in the United States. This commission reviewed existing federal, state and local policy and practices with respect to the legalization or prohibition of gambling activities with the aim of formulating and proposing changes in these policies and practices and recommending legislation and administrative actions for these proposed changes. On April 28, 1999, the Commission voted to recommend that there be a pause in the expansion of gaming. On June 18, 1999, the Commission issued a report setting out its findings and conclusions, together with recommendations for legislation and administrative actions. Some of the recommendations were:

  •
  prohibiting Internet gambling that was not already authorized within the United States or among parties in the United States and any foreign jurisdiction;

  •
  limiting the expansion of gambling into homes through such mediums as account wagering; and

  •
  banning the introduction of casino-style gambling into pari-mutuel facilities for the primary purpose of saving a pari-mutuel facility that the market has determined no longer serves the community or for the purpose of competing with other forms of gaming.

        The recommendations made by the National Gambling Impact Study Commission could result in the enactment of new laws and/or the adoption of new regulations in the United States, which would materially adversely impact the gambling industry in the United States in general or MEC's segment in particular and consequently may threaten its growth prospects.

  MEC faces significant competition from other racetrack operators, including those in states where more extensive gaming options are authorized, which could hurt its operating results.

        MEC faces significant competition in each of the jurisdictions in which it operates racetracks and it expects this competition to intensify as new racetrack operators enter its markets and existing competitors expand their operations and consolidate management of multiple racetracks. In addition, the introduction of legislation enabling slot machines or VLTs to be installed at racetracks in certain states allows those racetracks to increase their purses and compete more effectively with MEC for horse owners, trainers and customers. One of MEC's competitors, Churchill Downs Inc., has been in operation for a much longer period of time than MEC has and may have greater name recognition. Competition from existing racetrack operators, as well as the addition of new competitors, may hurt MEC's future performance and operating results.

        In addition, Florida tax laws have historically discouraged the three Miami-area horse racetracks, Gulfstream Park, Hialeah Park (which no longer hosts live racing) and Calder Race Course, from scheduling concurrent races. A change in the tax structure, effective as of July 1, 2001, has eliminated this deterrent. As a result, MEC's Gulfstream Park racetrack may face direct competition from other Miami-area horse racetracks in the future. This competition could significantly affect the operating results of Gulfstream Park which could reduce MEC's overall profitability.

  Competition from non-racetrack gaming operators may reduce the amount wagered at MEC's facilities and materially adversely affect its operating results.

        MEC competes for customers with casinos, sports wagering services and other non-racetrack gaming operators, including government-sponsored lotteries, which benefit from numerous distribution channels, including supermarkets and convenience stores, as well as from frequent and extensive advertising campaigns. MEC does not enjoy the same access to the gaming public or possess the advertising resources that are available to government-sponsored lotteries as well as some of its other non-racetrack competitors, which may materially adversely affect its ability to compete effectively with them.

  MEC currently faces significant competition from Internet and other forms of account wagering, which may reduce its profitability.

        Internet and other account wagering gaming services allow their customers to wager on a wide variety of sporting events and casino games from home. The National Gambling Impact Study Commission's June 1999 report estimated that there were over 250 on-line casinos, 64 lotteries, 20 bingo games and 139 sports wagering services offering gambling over the Internet. Total industry-wide

Internet gaming revenues are estimated to have grown from approximately $1.1 billion in 1999 to approximately $2.5 billion in 2001, according to Bear, Stearns & Co. Inc. in its 2002-2003 North American Gaming Almanac. That report also estimated 2002 total industry-wide Internet gaming revenues at $3.5 billion and projected a 2003 level of $4.2 billion. Although many on-line wagering services are operating from offshore locations in violation of U.S. law by accepting wagers from U.S. residents, they may divert wagering dollars from legitimate wagering venues such as MEC's racetracks and account wagering operations. Moreover, MEC's racetrack operations may require greater ongoing capital expenditures in order to expand its business than the capital expenditures required by Internet and other account wagering gaming operators. Currently, MEC cannot offer the diverse gaming options provided by many Internet and other account wagering gaming operators and may face significantly greater costs in operating its business. MEC's inability to compete successfully with these operators could hurt its business.

        In addition, the market for account wagering is affected by changing technology. MEC's ability to anticipate such changes and to develop and introduce new and enhanced services on a timely basis will be a significant factor in its ability to expand, remain competitive and attract new customers.

  Expansion of gaming conducted by Native American groups may lead to increased competition in MEC's industry, which may negatively impact its growth and profitability.

        In March 2000, the California state constitution was amended, resulting in the expansion of gaming activities permitted to be conducted by Native American groups in California. This may lead to increased competition and may have an adverse effect on the profitability of Santa Anita Park, Golden Gate Fields, Bay Meadows and MEC's future growth in California. It may also affect the purses that those tracks are able to offer and therefore adversely affect MEC's ability to attract top horses.

        Several Native American groups in Florida have recently expressed interest in opening or expanding existing casinos in southern Florida, which could compete with Gulfstream Park and reduce its profitability.

        Moreover, other Native American groups may open or expand casinos in other regions of the country where MEC currently operates, or plans to operate, racetracks or other gaming operations. Any such competition from Native American groups may adversely affect MEC's growth and profitability.

  Some jurisdictions view MEC's operations primarily as a means of raising taxes, and therefore it is particularly vulnerable to additional or increased taxes and fees.

        MEC believes that the prospect of raising significant additional revenue through taxes and fees is one of the primary reasons that certain jurisdictions permit legalized gaming. As a result, gaming companies are typically subject to significant taxes and fees in addition to the normal federal, state, provincial and local income taxes, and such taxes and fees may be increased at any time. From time to time, legislators and officials have proposed changes in tax laws, or in the administration of such laws, affecting the gaming industry. For instance, U.S. legislators have proposed the imposition of a U.S. federal tax on gross gaming revenues. It is not possible to determine with certainty the likelihood of any such changes in tax laws or their administration; however, if enacted, such changes could have a material adverse effect on MEC's business.

  The 2002 Breeders' Cup Pick 6 controversy could cause a decline in bettor confidence and result in changes to legislation, regulation, or industry practices of the horse racing industry, which could materially reduce the amount wagered on horse racing and increase MEC's costs, and therefore adversely affect its revenue and operating results.

        The full impact on the horse racing industry of the Pick 6 controversy, which arose from fraudulent conduct in connection with certain Pick 6 wagers made on the 2002 Breeders' Cup hosted by Arlington Park in Chicago, Illinois, is still uncertain. A perceived lack of integrity or security could result in a decline in bettor confidence, and would likely lead to a decline in the amount wagered on horse racing. Further negative publicity concerning the Pick 6 controversy, further negative information being discovered as a result of the FBI or any other investigation, and any negative information concerning the internal controls and security of the totalisator systems may materially reduce the amount wagered on horse racing and the revenue and earnings of companies engaged in the horse racing industry, including MEC. The Pick 6 controversy has also caused the horse racing industry to focus on another area of bettor concern, late odds changes, which sometimes occur as odds updates in the totalisator system cause significant changes in the odds after a race has commenced. The Pick 6 controversy and this industry focus on late odds changes may lead to changes in legislation, regulation, or industry practices, which could result in a material reduction in the amount wagered on horse racing and in the revenue and earnings of companies engaged in the horse racing industry, including MEC.

  If MEC pays persons who place fraudulent "winning" wagers, it would remain liable to pay the holders of the proper winning wagers the full amount due to them.

        MEC may be subject to claims from customers for fraudulent "winning" wagers. If MEC paid those claims, it would remain liable to the holders of the proper winning wagers for the full amount due to them and would have the responsibility to attempt to recover the money that it paid on the fraudulent claims. MEC may not be able to recover that money, which would adversely affect its operating results.

  MEC's operating results fluctuate seasonally and may be impacted by a reduction in live racing dates due to regulatory factors.

        MEC experiences significant fluctuations in quarterly operating results due to the seasonality associated with the racing schedules at its racetracks. Generally, its revenues from racetrack operations are greater in the first quarter of the calendar year than in any other quarter. MEC has a limited number of live racing dates at each of its racetracks and the number of live racing dates varies somewhat from year to year. The allocation of live racing dates in most of the jurisdictions in which MEC operates is subject to regulatory approval from year to year and, in any given year, it may not receive the same or more racing dates than it had in prior years. MEC is also faced with the prospect that competing racetracks may seek to have some of its historical dates allocated to them. A significant decrease in the number of MEC's live racing dates would reduce its revenues and cause its business to suffer.

  Unfavourable weather conditions may result in a reduction in the number of races MEC holds.

        Since horse racing is conducted outdoors, unfavourable weather conditions, including extremely high or low temperatures, excessive precipitation, storms or hurricanes, may cause races to be cancelled or may reduce attendance and wagering. Since a substantial portion of MEC's operating expenses is fixed, a reduction in the number of races held or the number of horses racing due to unfavourable weather would reduce its revenues and cause its business to suffer.

  MEC provides management services to Colonial Downs and Maroñas pursuant to management contracts which are dependent on third party actions and events over which it has limited control.

        The revenues that MEC receives from its operations in Virginia through the management of the Colonial Downs race meets and pari-mutuel wagering system are highly dependent on the business strategy of Colonial Downs, over which MEC has limited control. Moreover, MEC's Virginia operations are highly dependent on Colonial Downs' ability to maintain the owner's and operator's licenses issued to it by the Virginia Racing Commission, over which MEC has limited control. In addition, MEC's management contract with Colonial Downs provides for a one-half reduction in the management fee MEC receives if and to the extent that non-pari-mutuel gaming activities become authorized and are conducted by MEC in Maryland but are not authorized and conducted in Virginia.

        The revenues that MEC receives by providing management services to Maroñas, a thoroughbred racetrack in Montevideo, Uruguay, are somewhat dependent on the business strategy of Maroñas, over which MEC has limited control. These revenues are also highly dependent on Maroñas' ability to maintain licenses and permits pursuant to which it operates under the law of Uruguay and over which MEC has limited control.

  The profitability of MEC's racetracks is partially dependent upon the size of the local horse population in the areas in which its racetracks are located.

        Horse population is a factor in a racetrack's profitability because it generally affects the average number of horses (i.e., the average "field size") that run in races. Larger field sizes generally mean increased wagering and higher wagering revenues due to a number of factors, including the availability of exotic bets (such as "exacta" and "trifecta" wagers). Various factors have led to declines in the horse population in certain areas of the country, including competition from racetracks in other areas, increased costs and changing economic returns for owners and breeders, and Mare Reproductive Loss Syndrome, which caused a large number of mares in Kentucky to sustain late term abortions or early embryonic loss in 2001. If MEC is unable to attract horse owners to stable and race their horses at its tracks by offering a competitive environment, including improved facilities, well-maintained racetracks, better living conditions for backstretch personnel involved in the care and training of horses stabled at its tracks, and a competitive purse structure, its profitability could decrease.

  MEC depends on agreements with its horsemen's industry associations to operate its business.

        The U.S. Interstate Horseracing Act of 1978, as well as various state racing laws, require that, in order to simulcast races, MEC must have written agreements with the horsemen at its racetracks, who are represented by industry associations. In some jurisdictions, if MEC fails to maintain operative agreements with the industry associations, it may not be permitted to conduct live racing or simulcasting at tracks within those jurisdictions. In addition, MEC's simulcasting agreements are generally subject to the approval of the industry associations. Should MEC fail to renew existing agreements with the industry associations on satisfactory terms or fail to obtain approval for new simulcast agreements, it would lose revenues and its operating results would suffer.

  If MEC is unable to continue to negotiate satisfactory union contracts, some of its employees may commence a strike. A strike by MEC's employees or a work stoppage by backstretch personnel, who are employed by horse owners and trainers, may lead to lost revenues and could have a material adverse effect on its business.

        As of December 31, 2003, MEC employed approximately 5,300 employees, approximately 3,000 of whom were represented by unions. A strike or other work stoppage by MEC's employees could lead to lost revenues and have a material adverse effect on its business, financial condition, operating results and prospects.

        Legislation enacted in California in 2002 could facilitate the organization of backstretch personnel in that state. A strike by backstretch personnel could, even though they are not MEC's employees, lead to lost revenues and therefore adversely affect its operating results.

  An earthquake in California could interrupt MEC operations at Santa Anita Park, Golden Gate Fields and Bay Meadows, which would adversely impact its cash flow from these racetracks.

        Three of MEC's largest racetracks, Santa Anita Park, Golden Gate Fields and Bay Meadows, are located in California and are therefore subject to earthquake risks. MEC does not maintain significant earthquake insurance on the structures at its California racetracks. MEC maintains fire insurance for fire risks, including those resulting from earthquakes, subject to policy limits and deductibles. There can be no assurance that earthquakes or the fires often caused by earthquakes will not seriously damage MEC's California racetracks and related properties or that the recoverable amount of insurance proceeds will be sufficient to fully cover reconstruction costs and other losses. If an uninsured or underinsured loss occurs, MEC could lose anticipated revenue and cash flow from its California racetracks.

  MEC's business depends on providers of totalisator services.

        In purchasing and selling MEC's pari-mutuel wagering products, its customers depend on information provided by each of the three main totalisator companies operating in North America, including AmTote International, Inc. in which MEC owns a 30% equity interest. These totalisator companies provide the computer systems that accumulate wagers, record sales, calculate payoffs and display wagering data. The loss of any of the totalisator companies as a provider of these critical services would decrease competition in the market for those services and could result in an increase in the cost to obtain them. Additionally, the failure of the totalisator companies to keep their technology current could limit MEC's ability to serve customers effectively, develop new forms of wagering, or ensure a sufficient level of wagering security. Because of the highly specialized nature of these services, replicating these totalisator services would be expensive.

  A decline in general economic conditions could adversely affect MEC's business.

        MEC's operations are affected by general economic conditions, and therefore its future success is unpredictable. The demand for entertainment and leisure activities tends to be highly sensitive to consumers' disposable incomes, and thus a decline in general economic conditions may lead to MEC's customers having less discretionary income to wager on horse racing. In 2002 and 2003, the weak U.S. economy had a negative impact on MEC's operating results and if the economy deteriorates further, the consequent reduction in MEC's revenues could have a material adverse effect on its operating results.

MEC's Real Estate Ownership and Development Risks

  MEC's ownership and development of real estate is subject to risks and may involve significant ongoing expenditures or losses that could adversely affect its operating results.

        All real estate investments are subject to risks including: general economic conditions, such as the availability and cost of financing; local real estate conditions, such as an oversupply of residential, office, retail or warehousing space, or a reduction in demand for real estate in the area; governmental regulation, including taxation of property and environmental legislation; and the attractiveness of properties to potential purchasers or tenants. The real estate industry is also capital intensive and sensitive to interest rates. Further, significant expenditures, including property taxes, mortgage payments, maintenance costs, insurance costs and related charges, must be made throughout the period of ownership of real property, which expenditures could negatively impact MEC's operating results.

  MEC may not be able to sell or otherwise monetize some of its non-core real estate, excess racing real estate and revenue-producing non-racing real estate when it needs to or at the price it wants, which may materially adversely affect its financial condition.

        At times, it may be difficult for MEC to dispose of or otherwise monetize some of its excess racing real estate and revenue-producing non-racing real estate. The costs of holding real estate may be high and, during a recession, MEC may be faced with ongoing expenditures with little prospect of earning revenue on its non-core real estate and excess racing real estate properties. If MEC has inadequate cash reserves or credit facilities, it may have to dispose of properties at prices that are substantially below the prices it desires, and in some cases, below the prices it originally paid for the properties, which may materially adversely affect its financial condition and its growth plans.

  The access agreements with Magna International Inc. relating to the use of MEC's golf courses have expired and this may result in a write-down of the carrying value of its golf courses.

        Pursuant to an access arrangement effective as of March 1, 1999, Magna International Inc. paid MEC an annual fee of 2.5 million Euros to access the Fontana Sports golf course and related recreational facilities for Magna-sponsored corporate and charitable events, as well as for business development purposes. The agreement expired on March 1, 2004. Pursuant to an access agreement effective as of January 1, 2001, Magna International Inc. also paid MEC an annual fee of Cdn. $5.0 million to access the Magna Golf Club. This agreement expired on December 31, 2003. There have been recent negotiations with Magna International Inc. aimed at reaching mutually acceptable terms for the renewal of the access arrangements in respect of these golf courses. The terms of any sale or extension of the access arrangements will determine whether a writedown of the carrying value of these properties is required. The amount of such write-downs, if any, cannot reasonably be estimated until such terms are finalized. Furthermore, there can be no assurance that MEC will be successful in either concluding a sale of each of the golf courses, or entering into agreements to extend the access arrangements for such courses, on acceptable terms. If the access agreements are not renewed on favorable terms or not renewed at all, MEC may suffer a reduction in revenues and earnings, which would materially adversely affect its operating results.

  MEC requires governmental approvals for some of its properties which may take a long time to obtain or which may not be granted, either of which could materially adversely affect its existing business or its growth.

        Some of MEC's properties will require zoning and other approvals from local government agencies. The process of obtaining these approvals may take many months and MEC might not obtain the necessary approvals. Furthermore, in the case of certain land to be held by MEC in Aurora, Ontario, the transfer of this land to MEC from Magna is conditional on MEC obtaining permission to sever the land from adjoining properties and other approvals. If MEC does not obtain these approvals, it may not ultimately acquire this land. Holding costs, while regulatory approvals are being sought, and delays may render a project economically unfeasible. If MEC does not obtain all of its necessary approvals, its plans, growth and profitability could be materially adversely affected.

  If MEC decides to proceed with redevelopment projects at any of its racetracks, MEC may need to write down the value of certain assets and will likely suffer a temporary disruption of its racing operations.

        On April 23, 2004 MEC announced that it would be proceeding with a major redevelopment of the Gulfstream Park racetrack, subject to obtaining all required permits and entitlements. The project will include significant modifications and enhancements to the racing surfaces and stable area, including the construction of a new, wider turf course. It will also include the construction of a modern clubhouse/grandstand offering an array of restaurants, bars and entertainment facilities. The redevelopment project is budgeted to cost $120 million. In connection with the redevelopment, MEC will record a write-down of approximately $25 million in the second quarter of 2004.

        MEC is also considering a redevelopment of the entire stable area at Laurel Park in Maryland. In the event this redevelopment were to proceed as currently contemplated, the Laurel Park redevelopment would include the construction of new barns, dormitories and grooms' quarters. The aggregate carrying value at March 31, 2004 of the assets that would be demolished if this redevelopment is completed is approximately $3.2 million. If MEC decides to proceed with a redevelopment at Laurel Park and obtain the approval of its board of directors, a reduction in the expected life of the existing assets would occur and a write-down would be necessary.

        Although the redevelopment of either racetrack will be scheduled to minimize any interference with the respective racetrack's racing season, with any project of this magnitude, there is a significant risk of a temporary disruption of the respective racetrack's operations during a racing season and there is a risk that the redevelopment would not be completed according to schedule. Any interference with the racing operations during a meet would result in a reduction of the revenues and earnings generated at the racetrack under redevelopment.

  MEC may not be able to complete expansion projects successfully and on time, which would materially adversely affect its growth and its operating results.

        MEC intends to further develop its racetracks and expand its gaming activities. Numerous factors, including regulatory and financial constraints, could cause MEC to alter, delay or abandon its existing plans. If MEC proceeds to develop new facilities or enhance its existing facilities, it faces numerous risks that could require substantial changes to its plans. These risks include the inability to secure all required permits and the failure to resolve potential land use issues, as well as risks typically associated with any construction project, including possible shortages of materials or skilled labor, unforeseen engineering or environmental problems, delays and work stoppages, weather interference and unanticipated cost overruns. For example, Santa Anita Park completed certain upgrades to its facilities in 1999. The disruption caused by these upgrades was greater than anticipated and reduced the total amount wagered at Santa Anita Park's simulcast wagering facilities and attendance at The Oak Tree Meet in 1999. Even if completed in a timely manner, MEC's expansion projects may not be successful, which would affect its growth and could have a material adverse effect on its future profitability.

        MEC is currently subject to an agreement with the Maryland Racing Commission that requires it to expend at least $15 million, ($5.0 million by August 31, 2003, an additional $5.0 million by December 31, 2003, and an additional $5.0 million by June 30, 2004) on capital improvements to the Laurel Park and Pimlico Race Course racetracks and the thoroughbred training facility in Bowie, Maryland, together with their related facilities and operations. As a result of delays in permitting of several projects related to this commitment, $5.0 million had been spent by March 31, 2004 and the remaining $5.0 million, which was required to be spent by December 31, 2003, was placed in an escrow account to be applied to future capital expenditures and renovations. MEC's 2004 capital expenditure plan anticipates satisfying this spending commitment by the end of 2004. MEC will endeavour to schedule the work for these expenditures to minimize interference with the respective racing seasons, but given the short timeline, that cannot be assured. If there is interference with the racing seasons of either of Pimlico Race Course or Laurel Park, or the project plans are not completed according to schedule, it could result in a reduction in the revenues and earnings generated at those racetracks.

  MEC faces strict environmental regulation and may be subject to liability for environmental damage, which could materially adversely affect its financial results.

        MEC is subject to a wide range of requirements under environmental laws and regulations relating to waste water discharge, waste management and storage of hazardous substances. Compliance with environmental laws and regulations can, in some circumstances, require significant capital expenditures. Moreover, violations can result in significant penalties and, in some cases, interruption or cessation of operations. For example, MEC was involved in a dispute with the United States Environmental Protection Agency involving its Portland Meadows racetrack, which dispute caused MEC to postpone the planned opening of the 2001-2002 meet at that facility on September 1, 2001 and also to conclude the 2001-2002 meet early, on February 10, 2002.

        Furthermore, MEC may not have all required environmental permits and it may not otherwise be in compliance with all applicable environmental requirements. Where MEC does not have an environmental permit but one may be required, it will determine if one is in fact required and, if so, will seek to obtain one and address any related compliance issues, which may require significant capital expenditures.

        Various environmental laws and regulations in the United States, Canada and Europe impose liability on MEC as a current or previous owner and manager of real property, for the cost of maintenance, removal and remediation of hazardous substances released or deposited on or in properties now or previously owned or managed by it or disposed of in other locations. MEC's ability to sell properties with hazardous substance contamination or to borrow money using that property as collateral may also be uncertain.

        Changes to environmental laws and regulations, resulting in more stringent terms of compliance, or the enactment of new environmental legislation, could expose MEC to additional liabilities and ongoing expenses.

        Any of these environmental issues could have a material adverse effect on MEC's business.

Risks Relating to MEC's Securities

  MEC's stock price may be volatile, and future issuances or sales of its stock may decrease its stock price.

        The trading price of MEC's Class A Subordinate Voting Stock has experienced, and may continue to experience, substantial volatility. The following factors have had, and may continue to have, a significant effect on the market price of MEC's Class A Subordinate Voting Stock:

  •
  MEC's historical and anticipated operating results;

  •
  the announcement of new wagering and gaming opportunities by MEC or its competitors;

  •
  the passage or anticipated passage of legislation affecting horse racing or gaming;

  •
  developments affecting the horse racing or gaming industries generally;

  •
  sales or other issuances or the perception of potential sales or issuances, including in connection with MEC's past and future acquisitions, of substantial amounts of its shares. MEC has an effective shelf registration statement outstanding that permits it to sell up to $300,000,000 of certain types of debt and/or equity securities. As of March 31, 2004, MEC has not sold any securities registered under this shelf registration statement;

  •
  sales or the expectation of sales by us or by MEC's other significant stockholders of a portion of MEC's Class A Subordinate Voting Stock; and

  •
  a shift in investor interest away from the gaming industry, in general.

        These factors could have a material adverse effect on the market price of MEC's Class A Subordinate Voting Stock and other securities, regardless of its financial condition and operating results.

  The trading price of MEC's Class A Subordinate Voting Stock could decrease as a result of it issuing additional shares as consideration for future acquisitions.

        MEC may issue its Class A Subordinate Voting Stock as full or partial consideration in connection with future acquisitions. To the extent that it does so, the percentage of its common equity and voting stock that its existing stockholders own will decrease and, particularly if such acquisitions do not contribute proportionately to its profitability, the trading price of its shares may also decrease.

  MEC has no current plans to pay dividends and may never pay dividends.

        MEC has not paid any dividends to date on its Class A Subordinate Voting Stock and it does not anticipate declaring or paying dividends until it generates after-tax profits, if ever.

  MEC's debt securities are subject to risks associated with debt financing.

        MEC's debt securities are subject to the following risks associated with debt financing:

  •
  the risk that cash flow from operations will be insufficient to meet required payments of principal and interest;

  •
  the risk that, to the extent that MEC maintains floating rate indebtedness, interest rates will fluctuate; and

  •
  risks resulting from the fact that the indentures or other agreements governing MEC's debt securities and credit facilities may contain covenants imposing certain limitations on its ability to acquire and dispose of assets and otherwise conduct and finance its business.

        In addition, although MEC anticipates that it will be able to repay or refinance any indebtedness that MEC incurs when it matures, MEC may not be able to do so, and the terms of any refinancings of MEC's indebtedness may not be favourable to it. MEC's leverage may have important consequences including the following:

  •
  MEC's ability to obtain additional financing for acquisitions, working capital, capital expenditures or other purposes may be impaired, or such financing may not be available on terms favourable to it;

  •
  a substantial decrease in MEC's operating cash flow or an increase in its expenses could make it difficult for MEC to meet its debt service requirements and force it to modify its operations; and

  •
  MEC's higher level of debt and resulting interest expense may place it at a competitive disadvantage with respect to a competitor with lower amounts of indebtedness and/or higher credit ratings.

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT

        We are the successor corporation to four companies that amalgamated on August 29, 2003 under the Business Corporations Act (Ontario): 1305291 Ontario Inc.; 1305272 Ontario Inc.; 1276073 Ontario Inc.; and MI Developments Inc. These companies were wholly-owned subsidiaries of Magna and held Magna's real estate division and the controlling investment in MEC. All of our Class A Subordinate Voting Shares and Class B Shares were distributed to the shareholders of Magna of record at 5 p.m. on August 29, 2003 on the basis of one of our Class A Subordinate Voting Shares for every two Class A Subordinate Voting Shares of Magna held, and one Class B Share for every two Class B Shares of Magna held.

        Our registered head office is located at 455 Magna Drive, Aurora, Ontario, Canada and our general telephone number is (905) 713-6322.

        Our authorized share capital consists of an unlimited number of Class A Subordinate Voting Shares, 706,170 Class B Shares and an unlimited number of Preference Shares issuable in series, all with no par value. As of May 18, 2004, there were 47,612,083 Class A Subordinate Voting Shares and 548,238 Class B Shares outstanding, and no Preference Shares outstanding.

Developmental Highlights:

2001	In 2001, we added approximately 0.6 million additional square feet (net of dispositions) to our income-producing property portfolio.
We acquired three properties totaling approximately 299,000 square feet to our income-producing property portfolio.

We completed three development projects totaling approximately 593,000 square feet. These developments included a 289,035 square foot facility for Magna Steyr (Powertrain) in Ilz, Austria, which assembles powertrain components for DaimlerChrysler, BMW, Volkswagen and General Motors, which we completed in February of 2001, and a 221,612 square foot office, product development and engineering facility for Intier in Novi, Michigan, completed in October of 2001.
We also completed eight expansion projects totaling approximately 404,000 square feet, including a 179,552 square foot expansion of the Cosma (Pressmex) facility in Saltillo, Mexico in March of 2001.
2002	In 2002, we added approximately 3.0 million additional square feet (net of dispositions) to our income-producing property portfolio.

We acquired properties totaling approximately 2.1 million square feet, including eight properties from Magna Donnelly totaling approximately 783,000 square feet in October of 2002. We also acquired the 906,207 square foot Magna Steyr (Eurostar) assembly facility in Graz, Austria in July of 2002. This facility will be used to assemble the BMW X3. We acquired both the Magna Donnelly and Magna Steyr (Eurostar) properties in conjunction with acquisitions by Magna.

We completed one major development project, a 548,101 square foot facility for Cosma (Modatek) in Milton, Ontario, which we completed in August of 2002. This facility will be used to produce frames for DaimlerChrysler and engine cradles for General Motors.

We completed seven expansion projects totaling approximately 604,000 square feet, including a 290,520 square foot expansion for the Magna Steyr (Magna Heavy Stamping) facility in Albersdorf, Austria in December of 2002.
2003	In 2003, we added approximately 0.8 million square feet (net of dispositions) to our income-producing portfolio.
We completed and brought on-stream 11 properties (two greenfield facilities and nine expansions to existing facilities) representing approximately 1.0 million square feet of leasable area.

We acquired the Tesma campus in the Greater Toronto Area, consisting of a head office and two manufacturing facilities, totaling 375,030 square feet. These facilities were constructed by us on behalf of Tesma in 2001. Once facility representing 253,000 square feet and leased to a non-Magna tenant expired during the year and its currently held for sale.

In October 2003, one of our subsidiaries purchased 211 acres of land in Romulus, Michigan, at a total cost of $28.8 million. We are in discussions with MEC for a long-term lease on a portion of this land which may serve as the site of a proposed racetrack operated by MEC. MEC is in the process of seeking the necessary regulatory and other approvals for this racetrack. In addition, this land may be developed for industrial and/or commercial purposes.
2004
Our construction group currently has approximately 488,000 square feet of projects under development for the Magna group: two each in Canada, the United States and Germany, and one each in Austria and Czech Republic. These include carryover projects from the third quarter of 2003 of approximately 225,000 square feet with anticipated costs of completion at December 31, 2003 of $5.0 million. The cost of completion of the remaining 275,000 square feet of new developments is $20 million to $25 million.

In the second quarter of 2004, Magna commenced the development of a 900,000 sq. ft. manufacturing facility in the United States. MID is under contract for the development of this facility, the terms of which are currently being negotiated. The total cost of this project is estimated to be in the range of $55 million to $60 million.

B. BUSINESS OVERVIEW

Introduction

        We are a real estate operating company engaged in the ownership, management, leasing, development and acquisition of income-producing industrial and commercial real estate properties in North America and Europe. In addition to our real estate business operation, we have other operations held through a controlling interest in MEC. MEC is North America's leading owner-operator of horse racetracks, based on revenues, and among the world's leading providers, via simulcasting, of live horse racing content to the growing inter-track, off-track and account wagering markets. MEC represented 51% of our consolidated assets at December 31, 2003 and 86% of our consolidated 2003 revenue, and materially affects our consolidated net income.

  Our Real Estate Business

        We are the successor to Magna's real estate division, which was reorganized as an autonomous business unit within Magna between August 1998 and January 1999. Our real estate assets are comprised of income-producing properties, properties under development, properties held for development and properties held for sale. Income-producing properties are properties leased by way of operating leases or direct financing leases (also referred to as capital leases). All direct financing leases have been reclassified as operating leases effective January 1, 2003.

        Our income-producing property portfolio includes 106 industrial and commercial properties located in North America and Europe, representing approximately 24.4 million square feet of leasable area with an aggregate net book value of $1.1 billion at December 31, 2003. This portfolio represents approximately 89% of the net book value of our real estate assets. Members of the Magna group are our primary tenants and currently provide in excess of 99% of the annual real estate revenue generated by our income-producing properties.

  Overview of Our Real Estate Business

        Our real estate assets are comprised of income-producing properties, properties under development, properties held for development and properties held for sale.

        The following table sets out a summary profile of the aggregate net book value of our real estate assets in millions of dollars as at December 31, 2003.

Location	Income- Producing Properties	Properties Under Development	Properties Held for Development	Properties Held for Sale	Total
North America
Canada	$322.3	$—	$60.1	$1.9	$384.3
U.S.	181.7	5.3	51.8	4.1	242.9
Mexico	72.0	—	6.1	—	78.1
Europe
Austria	377.5	—	6.9	—	384.4
Germany	97.8	1.0	—	—	98.8
Other	36.6	2.4	—	—	39.0

Total in $	$1,087.9	$8.7	$124.9	$6.0	$1,227.5

Total as a %	88.6%	0.7%	10.2%	0.5%	100.0%

Description of Our Income-Producing Property Portfolio

        Our income-producing property portfolio at December 31, 2003 was comprised of 106 properties located in North America and Europe representing, in the aggregate, 24.4 million square feet of leasable area, all of which are leased, either by way of operating leases or direct financing leases (also referred to as capital leases). All direct financing leases have been reclassified as operating leases effective January 1, 2003. Our income-producing properties consist of heavy industrial manufacturing facilities, light industrial properties, corporate offices, product development and engineering centres and test facilities. The net book value of our income-producing properties as at December 31, 2003 was $1.1 billion.

        At December 31, 2003, our annualized lease payments were $127.0 million, representing a return of 11.7% on the net book value of our income-producing property portfolio. When we use the term annualized lease payments in this annual report, we mean the lease payments for December 2003 multiplied by twelve. Rents denominated in foreign currencies have been converted to U.S. dollars based on exchange rates in effect as at December 31, 2003. These amounts do not conform to revenue recognition policies under Canadian GAAP. We believe that the disclosure of annualized lease payments presents a more accurate and comprehensive measure of our real estate portfolio as of December 31, 2003 than would otherwise be the case.

Historical Growth of Our Income-Producing Property Portfolio

        The historical growth in our income-producing property portfolio, from 75 properties totaling approximately 12.4 million square feet in 1998 to 106 properties totaling approximately 24.4 million square feet of leasable area as at December 31, 2003, reflects the strong growth in the Magna group's business. The total leasable area of our income-producing property portfolio has increased by approximately 12.0 million square feet (net of dispositions) between the end of 1998 and December 31, 2003, representing a five-year compound annual growth rate of 14.5%.

        The following chart shows the historical growth in total leasable area (net of dispositions) and number of properties within our income-producing property portfolio.

Income-Producing Property Portfolio
Total Leasable Area and Number of Properties
As at December 31,

        The following chart shows our annual expenditures for developments and acquisitions for the three-year period ended December 31, 2003.

Annual Development and Acquisition Expenditures

(1)
Includes $25.0 million of properties acquired as part of Magna's acquisition of Donnelly Corporation which is not reflected in our 2002 consolidated statement of cash flows as the acquisition was accounted for as a non-cash contribution by Magna.

        Our average annual expenditures were approximately $110 million per year over the four-year period ended December 31, 2003.

  Schedule of Lease Expiries

        Leases expiring this year and in each of the next four years represent no more than 2.0% of the leasable area of our income-producing property portfolio in any particular year. Leases representing approximately 84% of our total leasable area expire in 2013 or later. As of December 31, 2003, the weighted average remaining term to expiry based on leasable area for our income-producing property portfolio was approximately 12 years.

        The following chart shows the percentage of leasable area in any particular year that is represented by leases scheduled to expire in that year, disregarding renewal options.

Income-Producing Property Portfolio Lease Expiry Schedule

  Geographic Diversification of Our Income-Producing Property Portfolio

        Our income-producing property portfolio consists of properties located in ten countries within North America and Europe. The following chart shows a breakdown of our $127.0 million of annualized lease payments by country. The bracketed symbols denote the currencies in which our leases are denominated.

Income-Producing Property Portfolio
Breakdown of December 2003 Annualized Lease Payments by Country

  Tenant Mix

        Magna and its subsidiaries are the tenants of all but one of our income-producing properties. As at December 31, 2003, Magna and its wholly-owned subsidiaries (Cosma, Magna Steyr, Magna Drivetrain and Magna Donnelly) and their respective operating units collectively represented approximately 70% of our annualized lease payments, while the publicly traded subsidiaries of Magna, namely Intier Automotive Inc. ("Intier"), Decoma International Inc. ("Decoma") and Tesma International Inc. ("Tesma")) and their respective operating units collectively represented virtually all of the remaining 30%. The chart below sets out a breakdown of our annualized lease payments by Magna operating group. For additional details of the Magna group, see "Description of Magna" below.

Income-Producing Property Portfolio
Breakdown of December 2003 Annualized Lease Payments by
Magna Operating Group

        The lease obligations of the tenant normally reside with non-public subsidiaries within the Magna group.

        The lease obligations of the tenant for majority of the properties reside with non-public subsidiaries within the Magna group. As a general business practice, we seek a guarantee of the tenant's obligations from a more senior member of the Magna group where appropriate. See "Description of Magna" below.

Principal Markets in which Our Real Estate Business Operates

  Income-Producing Properties Located in Canada

        Our 41 Canadian income-producing properties are in Ontario, with 36 properties located in the Greater Toronto Area (or GTA), representing approximately 80% of the Canadian income-producing properties based on annualized lease payments. The balance of the portfolio is located in Southwestern Ontario. All the leases for properties in Canada are denominated in Canadian dollars.

  Description of Principal Markets

        The Greater Toronto Area has a population in aggregate of almost five million, including 2.5 million within the City of Toronto. The GTA industrial leasing sub-market was comprised of approximately 648 million square feet at the end of 2003 with an average vacancy rate of 5.3%. Demand and supply continued to be generally in equilibrium, as positive net absorption totaled 5.3 million square feet and new construction added 5.6 million square feet during the year. Net rental rates, given the relatively low vacancy levels, were stable through much of 2003, with a weak third quarter followed by a rebound in the fourth quarter of the year.(1)

(1)
Colliers International Industrial Report—Greater Toronto.

  Income-Producing Properties in the United States

        Our income-producing property portfolio includes 27 properties in the United States. All the leases for properties in the United States are denominated in U.S. dollars. Approximately 46% of the annualized lease payments from our income-producing properties in the United States is derived from properties located in Michigan, 23% is derived from a property in South Carolina and 13% is derived from properties located in Iowa. The remainder of our United States annualized lease payments are derived from properties located in Tennessee, Illinois, Missouri and Maryland.

  Description of Principal Markets

        The Detroit metropolitan area has a population in aggregate of approximately 4.4 million and is well known as the headquarters for General Motors and Ford as well as the North American headquarters of DaimlerChrysler. The Metropolitan Detroit industrial leasing sub-market for the warehouse/manufacturing sector was comprised of approximately 337 million square feet at the end of 2003, with an average vacancy rate of 14.3%, a vacancy increase of 1.3% from the prior year-end.(2)

(2)
Colliers International Market Report—Metro Detroit.

  Income-Producing Properties in Mexico

        Our income-producing property portfolio includes eight properties in Mexico. All the leases for properties in Mexico are denominated in U.S. dollars. Our Mexican income-producing properties are located in the states of Puebla, Coahuila and Nuevo Leon.

  Description of Principal Markets

        Saltillo, the state capital of Coahuila, and the nearby community of Ramos Arizpe are located near the south-east border of the State of Coahuila, within approximately 60 miles of Monterrey. Saltillo has a population of approximately 550,000 and is located approximately three hours by land from the U.S. border. Saltillo/Ramos Arizpe is one of the most important manufacturing areas in the country with significant foreign investment. Between 1994 and 1999, more than $2.9 billion in direct investment flowed into the area. DaimlerChrysler and General Motors have manufacturing plants located in Saltillo and Ramos Arizpe, respectively.

        Puebla State is located in the extreme east of the basin of the river Balsas on the Gulf of Mexico. The State has a population of approximately five million. The State capital, Puebla City, is a colonial city located 80 miles southeast of Mexico City and has a population of approximately 2.5 million. Puebla City is home to the Mexican manufacturing facilities of Volkswagen, the area's major employer.

  Income-Producing Properties in Austria

        Our income-producing property portfolio includes 11 properties in Austria, with all lease payments denominated in euros. The European headquarters of Magna are situated in Oberwaltersdorf near

Vienna. Approximately 93% of the Austrian income-producing properties based on annualized lease payments are located in the Province of Styria.

  Description of Principal Markets

        Styria has a population of approximately 1.2 million. Graz, Austria's second largest city after Vienna, is the capital of the province and has a population of approximately 250,000. Vehicle manufacturing and electronics are a focus of the Styria area. Magna's Eurostar and Thondorf plants (our two largest income-producing properties globally) are located in Graz. Graz is located approximately 120 miles south of Vienna. Our other Austrian properties are located primarily in the vicinity of Graz. Lannach is located 17 miles south of Graz and Albersdorf is located 19 miles northeast of Graz. Ilz is located 14 miles east of Albersdorf. Oberwaltersdorf is located approximately 12 miles south of Vienna.

  Income-Producing Properties in Germany

        Our income-producing property portfolio includes ten properties in Germany. All the leases for properties located in Germany are denominated in euros. Our German income-producing properties are located in smaller communities in the south of Germany in close proximity to Frankfurt, Stuttgart and neighbouring Austria. The properties are primarily located in the states of Baden-Württemberg (Markgroningen, Altbach, Sulzbach), Hesse (Obertshausen) and Bavaria (Straubing).

        Baden-Württemberg is an important European business and industrial location. DaimlerChrysler, Bosch, Porsche, SAP and IBM have their headquarters in the state. Stuttgart, the capital of Baden-Württemberg, has a population of 582,000. Sulzbach is located approximately 60 miles west of Stuttgart. Markgroningen is situated approximately 13 miles northwest of Stuttgart. Altbach is situated approximately six miles southeast of Stuttgart.

  Income-Producing Properties in Other European Locations

        Our income-producing property portfolio also includes three properties in the United Kingdom, the leases for which are all denominated in British pounds.

        We also have two income-producing properties in Belgium, one property in each of Spain, Czech Republic and Poland. With the exception of Poland, lease payments in respect of these properties are denominated in euros.

  Leasing Arrangements

        Negotiations with the Magna Group.    Our business and affairs are controlled by the Stronach Trust, which beneficially owns approximately 66.3% of our outstanding Class B Shares as well as 66.3% of the Class B Shares of Magna. Although we are under common control with the operating units of the Magna group, who are our tenants, and were formerly a wholly-owned subsidiary of Magna, all of Magna's operating units operate as autonomous profit centres, with the compensation of the senior management of each unit generally tied to the profitability of that unit. Accordingly, we believe that all our negotiations with our tenants have been conducted in the past on an arm's length basis. Members of the Magna group have in the past engaged in real estate development activities directly or with our competitors, including in circumstances where we have declined opportunities with terms or in locations we did not consider sufficiently attractive. As a general business practice, we contract with operating units of the Magna group that we consider sufficiently creditworthy, or we seek a guarantee from a more senior entity within the Magna group.

        We expect to enter into additional leases and agreements with Magna from time to time in the future, the terms of which will be determined by negotiations at such time and, in the case of material agreements, will be subject to approval by a special committee comprised of independent members of our Board of Directors.

        Triple-Net Leases.    Our leases are generally on a "triple-net" basis and provide that the tenant is responsible for all costs of occupancy, including operating costs, property taxes, the costs of maintaining insurance in respect of the property and maintenance costs. The tenant is not responsible for income taxes or capital taxes charged to us.

        We are responsible for structural defects and repairs relating to reasonable wear and tear to the structural elements of the properties. Some leases provide that we must repair any serious damage to the base building systems. Generally, where a lease commenced within one year of the substantial completion of the relevant premises, we have provided a warranty expiring one year after substantial completion with respect to certain components of the building (including HVAC systems, electrical systems, plumbing systems and the roof membrane). In addition, some leases provide that we are also responsible for vacant land not used in any way by the tenant.

        Contractual Step-Ups in Rental Rates.    Our existing leases generally provide for periodic rent escalations based either on fixed-rate step increases or on the basis of a consumer price index adjustment (subject to certain caps).

        Renewal Options Tied to Market Rental Rates. A significant portion of our portfolio has built in renewal options, generally tied to either market rental rates or to inflation (limited in the latter case to an increase of 10% of the expiry year's rent). The determination of market rent is generally subject to arbitration. In most cases, the market rental rate is calculated without reference to the value of improvements paid for by the tenant and, in some cases, offers to lease made by competitors of the tenant are specifically excluded from the determination of market rent.

        Obligation to Restore Premises.    Our leases generally provide that the tenant is obligated to restore the premises to a condition consistent with their condition on the commencement date of the lease, subject to reasonable wear and tear. Some leases do not require that the tenant remove minor alterations where our consent was not required for their installation.

        Environmental Obligations.    Our leases also provide that the tenants must maintain the properties in accordance with applicable laws, including environmental laws. The tenant must remove all hazardous and toxic substances from the premises when and as required by applicable laws, regulations and ordinances and in any event prior to the termination of its occupation of the premises. This applies whether or not the contamination occurred prior to the tenant's use of the property, unless the contamination was not caused by or exacerbated by the tenant's use of the property. The leases generally also contain indemnities in our favour with respect to environmental matters. Those indemnities expire after a specified period of time following the termination of the lease. The leases generally provide that we may conduct environmental assessments and audits from time to time at our sole expense. See "—Government Regulation" below.

        Restrictions on Sales and Tenant Rights to Purchase.    Approximately 70% of our leases, based on annualized lease payments, include a right of refusal in favour of the tenant with respect to the purchase of the property in question. This right typically provides the tenant with a right to match any third party offer within a prescribed period of time, failing which we are free to accept the offer and complete the sale to the third party. Some leases provide that so long as the tenant is controlled, directly or indirectly, by Magna, we may not sell the property to a competitor of the tenant without the tenant's consent.

        Tenant Assignment Rights.    The leases contain a restriction on assignment by the tenant without our consent, other than to affiliates or associates of the tenant. The leases do not restrict a change of control of the tenant.

        Termination Rights.    Due to certain local statutory requirements, some Austrian leases provide that the tenant can terminate the lease at any time upon 12 months' notice. In these cases, the tenant has provided us with a guarantee from a non-Austrian affiliate for performance of the lease obligations that would arise should such a termination occur.

Description of our Properties Under Development

        At December 31, 2003, there were three properties under development: one in each of United States, Germany and the Czech Republic. These developments include expansions to existing facilities and when completed will add 225,000 square feet to our income-producing portfolio. The total anticipated project costs related to these projects are $12.8 million of which $8.7 million had been spent as of December 31, 2003.

Description of Properties Held for Development or for Sale

        We had approximately 1,095 acres available for development in Canada, the United States, Austria and Mexico, with a net book value of $124.9 million as at December 31, 2003. We also had four properties, with an aggregate book value of $6.0 million, which are no longer of strategic value and are for sale. We estimate that the fair market value of these four properties was at least equal to their net book value at December 31, 2003.

Description of MEC

        MEC is North America's number one owner and operator of horse racetracks, based on revenues, and one of the world's leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets. MEC has substantial real estate holdings in excess of that needed to support its operations, located primarily in the vicinity of its racetracks in the United States and Canada, totaling 314 acres as at December 31, 2003.

        MEC plans to develop the under-utilized lands adjacent to some of the racing operations, and in some cases, re-develop the properties used in MEC's racing operations. MEC may also develop new properties for its racing operations. We see MEC's plans for these development and redevelopment projects as providing our Real Estate Business with opportunities to participate in these projects.

        We may make further investments in MEC, whether in the form of debt, equity or otherwise, or we may decrease our holdings in MEC. We are not subject to any restrictions regarding future investments in MEC and have not guaranteed any of MEC's debt obligations or other commitments.

  Our Investment in MEC

        Our investment in MEC consists of 58,466,056 shares of its Class B Stock and 4,362,328 shares of its Class A Subordinate Voting Stock, representing approximately 96% of the total voting power of its outstanding stock and approximately 59% of the total equity interests in MEC. The Class B Stock of MEC is entitled to 20 votes per share and is convertible into shares of MEC's Class A Subordinate Voting Stock on a one-for-one basis. MEC's Class A Subordinate Voting Stock is entitled to one vote per share and trades on the NASDAQ National Market under the trading symbol "MECA", and on the Toronto Stock Exchange under the trading symbol "MEC.A".

        MEC is a separate public company with its own board of directors (which includes a majority of independent directors) and management team. We view our shareholdings in MEC as a strategic investment that will potentially provide us with the opportunity to participate in co-developments or joint ventures should MEC pursue the development of excess lands around its racetracks or undertake other commercial real estate developments, and will also allow us to share in the future growth of MEC.

  Business of Magna Entertainment Corp.

        MEC is North America's number one owner and operator of horse racetracks, based on revenues, and one of the world's leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets. MEC currently operates or manages twelve thoroughbred racetracks, two standardbred (harness racing) racetracks, two racetracks that run both thoroughbred and standardbred meets and one greyhound track, as well as the simulcast wagering venues at these tracks. In addition, MEC operates off-track betting ("OTB") facilities and a national account wagering business known as XpressBet™, which permits customers to place wagers by telephone and over the Internet on horse races run at over 100 North American racetracks and internationally on races in Australia, South Africa and Dubai. MEC also owns and operates HorseRacing TV™, a television network focused on horse racing that MEC initially launched on the Racetrack Television Network ("RTN"). HorseRacing TV™ is currently carried on cable systems in ten states, with approximately 1.4 million subscribers. MEC is in ongoing discussions with cable and satellite operators with the goal of achieving broader distribution for HorseRacing TV™. RTN, in which MEC has a one-third interest, was formed to telecast races from MEC's racetracks and other racetracks, via private direct to home satellite, to paying subscribers. MEC also owns a 30% equity interest in AmTote International, Inc., a provider of totalisator services to the pari-mutuel industry. To support certain of MEC's thoroughbred racetracks, MEC also owns and operates thoroughbred training centres situated near San Diego, California; in Palm Beach County, Florida; and in the Baltimore, Maryland area. MEC also owns and operates production facilities in Austria and in North Carolina for StreuFex™, a straw-based horse bedding product.

        In April 2004, MEC announced that it will be proceeding with a major redevelopment of its Gulfstream Park racetrack, subject to obtaining all required permits and entitlements. The project will include significant modifications and enhancements to the racing surfaces and stable area, including the construction of a new, wider turf course. It will also include the construction of a modern clubhouse/grandstand offering an array of restaurants, bars and entertainment facilities. The redevelopment project is budgeted to cost approximately $120 million. The new clubhouse/grandstand facility is expected to be operational for the 2006 Gulfstream race meet.

        MEC's goal is to minimize the disruption to the 2005 Gulfstream Park race meet during the construction period. To that end, it is MEC's expectation that the new racing surfaces will be completed prior to the start of the 2005 meet. However, since the project will entail the demolition of a substantial portion of the current buildings and related structures, temporary facilities will need to be erected to house the 2005 meet. MEC will take a write-down in the amount of approximately $25 million in the second quarter of 2004 in connection with the redevelopment. The need for such a write-down has been previously disclosed in MEC's public filings where the proposed redevelopment of Gulfstream Park was described.

        Although the redevelopment will be scheduled to minimize any interference with Gulfstream Park's racing season, with a project of this magnitude, there will be a temporary disruption of Gulfstream Park's operations during the 2005 meet and there is a risk that the redevelopment will not be completed according to schedule. Any interference with the racing operations during a meet would result in a reduction in the revenues and earnings generated at Gulfstream Park during that meet.

        Initiatives related to the passage of legislation permitting alternative gaming at racetracks, such as slot machines, video lottery terminals and other forms of non-pari-mutuel gaming, are currently underway in a number of states in which MEC operates, including California, Maryland, Michigan, Ohio, Pennsylvania and Texas. The passage of such legislation can be a long and uncertain process. In addition, should alternative gaming legislation be enacted in any jurisdiction, there are a number of factors which will determine the viability and profitability of such an operation at one of MEC's racetracks. These factors include, without limitation, the income or revenue sharing terms contained in the legislation and applicable licenses, the conditions governing the operation of the gaming facility, the number, size and location of the other sites which are licensed to offer alternative gaming in competition with MEC, the availability of financing on acceptable terms and the provisions of any ongoing agreements with the parties from whom MEC purchased the racetrack in question.

        Under new legislation passed by the Oklahoma Senate and House of Representatives in February 2004, and signed by the Governor of Oklahoma on March 8, 2004, Remington Park, MEC's Oklahoma City racetrack, would be permitted to operate 650 player terminals for certain kinds of electronic gaming permitted at Native American casinos in the state. Remington Park's right to operate gaming machines under the new legislation is conditional on a number of events and approvals, including the ratification of a model tribal-state gaming compact by at least four Oklahoma Native American tribes. Notwithstanding its passage by the Oklahoma Senate and House of Representatives and its approval by the Governor, the effectiveness of this legislation is subject to approval by the citizens of the State of Oklahoma in a referendum which is scheduled to be held on November 2, 2004.

        MEC is a participant in a coalition of interested parties in California, which has established an initiative to support the Gaming Revenue Act of 2004 in the State of California. In April 2004, sufficient signatures were obtained, subject to verification, to enable the Gaming Revenue Act of 2004 to qualify for inclusion on the November 2004 electoral ballot. MEC has committed up to $4.8 million to this initiative, which may be increased to $6.0 million upon certain conditions being satisfied, of which $0.8 million has been paid to March 31, 2004.

        MEC believes that the European marketplace offers significant potential growth for the export of MEC's horse racing. RaceONTV™ is a new service, based near Vienna, Austria, that offers simultaneous broadcasts of North American horse races and other racing content directly to off-track wagering operations in Europe. RaceONTV™ commenced operations during the first quarter of 2004. On April 4, 2004, MEC opened its newest racetrack, Magna Racino™, near Vienna, Austria. MEC anticipates hosting 50 days of live racing annually at the Magna Racino™ in a mixed thoroughbred and standardbred meet. In addition, MEC is currently in the process of completing a gaming facility at the Magna Racino™, which is expected to open in the fall of 2004 assuming finalization of MEC's joint venture with an Austrian partner. The gaming facility will also include alternative gaming, race and sportsbook betting and an entertainment venue.

        MEC has applied for horse racing licenses in certain other jurisdictions, including the Detroit, Michigan area where MEC has plans to develop a new racetrack, subject to regulatory and other approvals. In October 2003, one of our subsidiaries purchased vacant land in Romulus, Michigan which may serve as the site of the proposed racetrack. MEC continues to have discussions with us regarding the potential terms of a long-term lease of such land.

        In addition to MEC's racetracks, MEC owns a significant real estate portfolio which includes two golf courses and related recreational facilities as well as three residential developments in various stages of development in Austria, the United States and Canada. MEC is also actively seeking a developer or strategic partner for the development of leisure and entertainment or retail-based real estate projects on the excess land surrounding, or adjacent to, certain of its premier racetracks. In April 2004, MEC entered into a predevelopment management agreement with Forest City Enterprises, Inc. concerning the planned development of "The Village at Gulfstream Park™", an 80 acre, mixed use retail, entertainment and residential project at Gulfstream Park. While MEC is exploring the development of some of its real estate, it intends to continue to sell its remaining non-core real estate and may also sell its golf courses, residential developments and certain other real estate in order to generate additional capital for its racing business.

        MEC employed approximately 5,300 employees as of December 31, 2003, of whom approximately 3,000 were represented by unions.

  MEC's Real Estate Portfolio

        As of December 31, 2003, the aggregate net book values of MEC's real estate were as follows:

At December 31, 2003
(millions)
Revenue-producing racing properties	$529.2
Under-utilized racing properties	97.2
Development properties	122.6
Revenue-producing non-racing properties	80.6
Properties held for sale	9.3

Total	$838.9

        MEC is actively marketing and intends to continue to sell the balance of its properties held for sale in order to provide capital to grow and enhance its racing business; accordingly, MEC is currently servicing, improving and seeking zoning and other approvals for some of these properties in order to enhance their value on sale.

        In addition to its properties held for sale, MEC currently has substantial holdings of under-utilized racing properties and revenue-producing non-racing properties. MEC is continually re-evaluating each of these properties in relation to its core business activities. MEC will, from time to time, sell or otherwise monetize some or all of these property holdings in order to fund the growth of its core racing operations and related businesses. The aggregate net book value of these under-utilized racing properties, including MEC's remaining properties held for sale, was $187.1 million as of December 31, 2003.

        Included in MEC's under-utilized racing properties is land adjacent to several of its racetracks, Santa Anita Park, Gulfstream Park, Golden Gate Fields, Lone Star Park, Laurel Park and Pimlico Race Course, totaling approximately 314 acres. MEC is considering a variety of options with respect to these under-utilized properties, including entertainment and retail-based developments that could be undertaken in conjunction with business partners who could be expected to provide the necessary marketing and development expertise, as well as the necessary financing.

        MEC's development properties include: approximately 609 acres of land in Ebreichsdorf, Austria, located approximately 20 miles south of Vienna, on which MEC has almost completed development of a horse racetrack and gaming facility. MEC's other development properties are largely undeveloped and include: approximately 110 acres of land in Oberwaltersdorf, Austria, also located approximately 20 miles south of Vienna; approximately 800 acres of land in upstate New York; approximately 260 acres of land in Dixon, California, located approximately 20 miles southwest of Sacramento; approximately 435 acres of land in Ocala, Florida; approximately 157 acres of land in Palm Beach County, Florida, adjacent to MEC's Palm Meadows training facility, which is currently in the initial stages of development as a residential community; and approximately 21 acres of land in Aurora, Ontario, adjacent to one of MEC's golf courses, which is currently under development as a residential community.

        MEC's revenue-producing non-racing properties include two golf courses that MEC owns and operates, Fontana Sports and Magna Golf Club. Fontana Sports, which opened in 1997, is a semi-private sports facility located in Oberwaltersdorf, Austria that includes an 18-hole golf course, a tennis club and a clubhouse which contains a dining facility, a pro shop and a fitness facility. The Magna Golf Club, an 18-hole golf course which is in Aurora, Ontario, adjacent to MEC's and Magna's headquarters approximately 30 miles north of Toronto, opened in May 2001. The clubhouse was completed in the spring of 2002 and contains dining facilities, a members' lounge, a pro shop and a fitness facility.

  Description of Magna

        Magna is the most diversified automotive supplier in the world and, together with its automotive affiliates (collectively, the "Magna group"), designs, develops and manufactures automotive components, assemblies, modules and systems, and engineers and assembles complete vehicles. Its products and services are sold primarily to manufacturers of cars and light trucks in North America, Europe, South America and Asia. The Magna group are the tenants of virtually all our income-producing properties.

        Magna is a public company, with its Class A Subordinate Voting Shares listed for trading on the New York Stock Exchange and the Toronto Stock Exchange and its Class B Shares listed for trading on the Toronto Stock Exchange. Our Chairman, Frank Stronach, is also the founder and Chairman of the Board of Directors of Magna and both we and Magna are controlled by the Stronach Trust. See "Related Party Transactions—Relationship with Our Controlling Shareholder" contained in Item 7 of this annual report.

        Magna's consolidated gross revenues for the year ended December 31, 2003 were approximately $15.3 billion and its net income for the same period was approximately $522.0 million. Magna has a strong financial profile. As an investment grade issuer, Magna is currently rated "A" with a stable outlook by Standard & Poor's and "A" with a stable outlook by Dominion Bond Rating Service (DBRS). As at December 31, 2003, Magna employed approximately 74,400 employees and operated 207 manufacturing facilities as well as 49 product development and engineering facilities, in 22 countries. Magna's manufacturing, product development and engineering facilities are organized as autonomous operating divisions, under one of seven automotive systems groups, three of which are publicly traded companies, in which they have a controlling interest, and four of which are organized among its wholly-owned subsidiaries.

  Public Automotive Systems Groups

  •
  Decoma International Inc.—Decoma designs, engineers and manufactures a variety of automotive exterior components and systems, including fascias (bumpers), front and rear end modules, plastic body panels, roof modules, exterior trim components and systems, sealing and greenhouse systems, and lighting components. Decoma operates 49 manufacturing, engineering and product development facilities (including one multi-group facility) in North America, Europe and Asia.

  •
  Intier Automotive Inc.—Intier is a global full service supplier and integrator of automotive interior and closure components, systems and modules, including cockpit, sidewall, overhead and complete seating systems, seat hardware and mechanisms, floor carpet and vehicle acoustics, cargo management systems, latching systems, window regulator systems, wiper systems, power sliding doors and liftgates, mid-door and door module technologies and electro-mechanical systems. Intier operates 71 manufacturing facilities (including one joint venture facility with Magna Steyr) and 17 product development, engineering and testing centres (including one joint venture facility with Magna Steyr and one multi-group facility) in North America, Europe, South America and Asia.

  •
  Tesma International Inc.—Tesma designs, engineers, tests and manufactures engine, transmission and fueling components, assemblies, modules and systems for cars and light trucks. Tesma operates 28 manufacturing facilities (including three facilities acquired after December 31, 2003 upon the acquisition of Davis Industries) in North America, Europe, Asia and South America, as well as five focused tooling, design and research and development centers supporting its three product technologies groups—Tesma Engine Technologies, Tesma Transmission Technologies and Tesma Fuel Technologies.

  Wholly-Owned Automotive Systems Groups

  •
  Magna Steyr—Magna Steyr is the automotive industry's leading assembler of low-volume derivative, specialty and other vehicles for automobile manufacturers. Magna Steyr also provides complete vehicle design, engineering, validation and testing services. Magna Steyr operates five manufacturing and assembly facilities (including one joint venture facility with Intier and one joint venture facility with Cosma) and seven engineering and testing facilities (including one joint venture facility with Intier and one multi-group facility) in Europe, North America and Asia.

  •
  Magna Drivetrain—Magna Drivetrain (formerly part of the Magna Steyr Group), which was formed in early 2004, is one of the world's most advanced developers and suppliers of complete drivetrain technologies, including four-wheel and all-wheel drive systems, as well as axle and suspension modules. Magna Drivetrain operates three manufacturing facilities and one engineering and testing facility in Europe and North America.

  •
  Magna Donnelly—Magna Donnelly manufactures exterior and interior mirror, interior lighting and engineered glass systems, including advanced electronics. Magna Donnelly operates 26 manufacturing facilities and three engineering and testing facilities in North America, Europe and Asia.

  •
  Cosma International—Cosma manufactures a comprehensive range of stamped, hydroformed and welded metal body components, assemblies and modules. Cosma operates 36 manufacturing facilities and 10 engineering and testing facilities (including one joint venture facility with Magna Steyr) in North America, Europe and Asia.

        In North America, Magna's primary customers are General Motors Corporation, DaimlerChrysler and Ford Motor Company, including their respective operating divisions and subsidiaries, as well as certain North American subsidiaries of foreign-based automobile manufacturers, such as BMW, Honda, Mazda, Nissan, Suzuki, Toyota and Volkswagen. In Europe, Magna's customers include most significant automobile manufacturers, such as DaimlerChrysler, Volkswagen, BMW, Ford and its European affiliates, General Motors and its European affiliates, as well as Honda, Fiat, Renault and Nissan.

  Strategy

        The primary objective of our real estate business is to increase cash flow from operations, net income and the value of our real estate assets in order to maximize the return on our shareholders' equity over the long term. We intend to use our local market expertise, cost controls and long-established relationships with the Magna group to expand our existing real estate portfolio of industrial and commercial properties. We also intend to generate value by displaying our development expertise in the development of MEC's under-utilized lands and the development of new and/or redevelopment of existing MEC racing facilities. The elements of the Real Estate Business' strategy are:

        Focus on Industrial Real Estate:    Our income-producing properties are comprised principally of industrial plants throughout North America and Europe. The portfolio also includes several office buildings that comprise approximately 4% of the total square footage of income-producing properties. Although our future development and acquisition strategy will likely involve broadening our real estate holdings to include additional commercial real estate, we expect our property portfolio to continue to be comprised primarily of industrial properties. However, we will continue to consider opportunities with MEC which could involve participation in the development of new properties and the redevelopment of existing properties used in MEC's racing operations as well as the development of under-utilized lands adjacent to some of the racing operations. Should these MEC related projects proceed, it is possible that our proportion of annualized lease payments related to industrial real estate would decrease, although we expect that industrial real estate will continue to represent a majority of annualized lease payments.

        Focus on Existing Geographic Markets with Established Local Expertise:    Our geographic expansion to date has been driven by the growth of the Magna group. The majority of our existing portfolio of income-producing properties is located in Austria, Canada, the United States, Mexico, and Germany. Our strategy is to expand our business in these geographic areas, to leverage our current resources and local market expertise.

        Focus on Growth:    We expect to derive our future real estate revenue growth from three principal sources: (1) our relationship with the Magna group; (2) our relationship with MEC; and (3) selected third parties.

  Our Relationship with the Magna Group

  •
  Our business strategy for our relationship with the Magna group focuses on:

  (i)
  Expansion, upgrade or reconfiguration opportunities for the Magna group within our existing property portfolio: We expect to have ongoing opportunities with our existing tenants with respect to expansion, upgrade and reconfiguration projects on our properties, which have been a dependable and stable source of growth for us in the past.

  (ii)
  New property development for the Magna group: We expect that our historic and continuing landlord-tenant relationship with the Magna group will continue to be a basis for growth for the foreseeable future. The developments we undertake on behalf of the Magna group can be characterized as "build-to-suit" projects, as the contractual arrangements with the tenant are established prior to commencing construction. We use our local market knowledge in our principal markets to obtain site and building approvals, design the project, achieve competitive pricing and meet the tenant's stringent timing requirements. While there are no contractual commitments for future development projects between the Magna group and us, and the Magna group is under no obligation to involve us in any future development projects for the Magna group, we believe that we have a significant advantage in securing new development projects from the Magna group.

  (iii)
  Acquisitions from the Magna group: We will continue to seek to acquire industrial and commercial properties from the Magna group which we will lease back to members of the Magna group on a long-term basis.

  (iv)
  Increasing the cash flow generated from our existing income-producing properties: Our strategy is to increase the cash flow generated from our existing income-producing properties through contractual rent increases provided for in our leases and by renewing or replacing expiring leases with new leases at competitive rental rates. Our existing leases provide for periodic rent escalations based either on fixed rate step increases or on the basis of an increase in the consumer price index (subject to certain caps). Our portfolio generally has built-in renewal options tied either to market rental rates or to inflation (limited in the latter case to an increase of 10% over the expiry year's rent).

  Our Relationship with MEC

  •
  Our business strategy for our relationship with MEC focuses on:

  (i)
  Development of MEC's under-utilized lands: Some of MEC's premier racing properties, including the surrounding under-utilized lands, were built many years ago well outside the boundaries of urban development. Today, they are situated in exceptional urban-infill locations and are slated for redevelopment by MEC. In April 2004, MEC and Forest City

      Enterprises, Inc. jointly announced a predevelopment management agreement concerning the planned development of "The Village at Gulfstream Park™", an 80-acre mixed-use retail, entertainment and residential project. We believe that there are opportunities for us to participate in the Gulfstream project and in the possible development of MEC's under-utilized lands at Santa Anita Park and Golden Gate Fields in California and other MEC racetrack properties.

    (ii)
    Development of new properties or redevelopment of existing properties used in MEC's racing operations: MEC has plans to re-develop certain existing MEC racing facilities and may also develop new properties for its racing operations. During April 2004, MEC announced the redevelopment of its Gulfstream Park racetrack. We believe that there are opportunities for us to participate in this Gulfstream Park racetrack redevelopment, in the redevelopment of other existing MEC racing facilities and in the development of new MEC racing facilities.

        There are many ways to structure our participation in these MEC related projects, which are currently being considered by a Special Committee of independent directors formed by our Board of Directors. No binding agreements have been entered into at this time.

  Selected Third Parties

  •
  Our business strategy for pursuing development opportunities with selected third parties focuses on:

  (i)
  Seeking out development opportunities: We will seek to use our experience gained through our dealings with the Magna group to selectively assess industrial, commercial and other property development opportunities that may arise with other parties, either alone or on a joint venture basis.

  (ii)
  Acquisitions from third parties: We will selectively acquire industrial, commercial or mixed-use properties, individually or on a portfolio basis, where initial yields are attractive or can be improved through leasing existing vacancies, increasing rental rates, undertaking property expansion, upgrade or reconfiguration projects or disposing of surplus assets.

  (iii)
  Acquisitions and sale of land: We will selectively acquire or sell existing land holdings when strategic opportunities arise.

  Competitive Position

        We believe that our real estate business has a number of advantages relative to our competitors, including:

  •
  we are well positioned to receive future development business from the Magna group, based on our successful track record and our long history of property development for the Magna group on a global basis;

  •
  we have a large, geographically diversified portfolio of properties that provides significant opportunities for expansion and income growth;

  •
  we have a strong balance sheet with substantially less leverage than the industry norm, which provides us with the financial flexibility to pursue attractive business and strategic opportunities;

  •
  we have considerable experience in on-time, on-budget land and property development across numerous geographic markets;

  •
  we have standard construction documents for use in all jurisdictions in which we carry on business, as well as detailed specifications and cost control measures which enable us to compress project timelines and improve returns; and

  •
  we have an experienced management team and support staff familiar with the building and infrastructure requirements of our automotive tenants.

Government Regulation

        We are subject to a wide range of laws and regulations imposed by governmental authorities, including in particular zoning, building and similar regulations that affect our development activities, and environmental laws that affect us as an owner and developer of real property.

        We are also subject to environmental laws and regulations relating to air emissions, soil and ground water quality, wastewater discharge, waste management and storage of hazardous substances. Our standard forms of lease permit us to conduct environmental assessments and audits from time to time at our own expense. We do not generally conduct ongoing environmental assessments of our leased income-producing properties other than at the time of acquisition of a property since our tenants are generally responsible for the environmental integrity of the properties on which they operate, and are also required by the terms of the lease to provide us with copies of any environmental reports that they create or obtain. Pursuant to Magna's Health, Safety and Environmental Policy, the members of the Magna group generally cause a Phase I environmental site assessment to be conducted with respect to each of their operations at least once every three years, as well as Phase II environmental audits of properties, as appropriate, to follow up on issues identified by the Phase I assessments. These inspections are conducted by independent recognized environmental consulting firms.

        Our standard forms of lease also require the tenant to assume the costs of environmental compliance, including remediation or clean-up of any contamination on the leased premises. This applies whether or not such contamination occurred prior to the tenant's use of the property, unless the tenant can establish that the contamination was not caused by or exacerbated by the tenant's use of the property. Despite our tenant's obligation to indemnify us, we are responsible under applicable law for ensuring that a particular property complies with environmental laws.

        We are also subject to environmental laws and regulations requiring investigation and clean-up of environmental contamination. Our tenants operate certain manufacturing facilities that use environmentally sensitive processes and hazardous materials. From time to time our tenants' operations and our properties may become the subject of complaints from adjacent landowners, or inquiries or investigations of environmental regulators. All of the costs to date have been incurred entirely by our tenants pursuant to the terms of our leases with them.

        To date, environmental laws and regulations have not had a material adverse effect on our operations or financial condition. However, changes in these government laws and regulations are ongoing and may make environmental compliance increasingly expensive. We cannot predict future costs which we may incur to meet environmental obligations.

C. ORGANIZATIONAL STRUCTURE

        The following is a list of our principal subsidiaries and their respective jurisdictions of incorporation. Parent/subsidiary relationships are identified by indentation. The percentages of the votes attaching to all voting securities owned by us or over which control or direction is exercised by us is also indicated. Other than MEC, none of the entities has outstanding subordinate voting or non-voting equity securities. Subsidiaries not shown individually each represent less than 10% of our total 2003 consolidated revenues and total 2003 consolidated assets and, if considered in the aggregate, represent less than 20% of our total 2003 consolidated revenues and total consolidated assets. Except as described in footnote (1), our percentage voting interest is equivalent to our economic interest in each subsidiary listed below.

	Voting Securities	Jurisdiction of Incorporation
MI Developments (America) Inc.	100%	Delaware
MI Developments de Mexico, S.A. de C.V.	100%	Mexico
MI Developments Austria AG	100%	Austria
Magna Europa Liegenschaftsverwaltung GmbH	100%	Austria
MID Liegenschaftsverwaltungs AG	99.9%	Austria
Magna Vierte Beteiligungs GmbH	100%	Germany
1346457 Ontario Inc.	100%	Ontario
Magna Entertainment Corp.(1)	96%	Delaware
The Santa Anita Companies Inc.	100%	Delaware
The Los Angeles Turf Club, Incorporated	100%	California
Gulfstream Park Racing Association, Inc.	100%	Florida
Pacific Racing Association	100%	California
Bay Meadows Operating Company LLC	100%	Delaware
MEC Pennsylvania Racing, Inc.	100%	Pennsylvania
Racetrack Holdings, Inc.	100%	Delaware
MEC Lone Star, L.P.	100%	Delaware
Maryland Racing, Inc.	100%	Delaware
MEC Holdings (Canada) Inc.	100%	Ontario
Fontana Beteiligungs AG	100%	Austria
MEC Projektentwicklungs AG	99.9%	Austria
MEC Grundstucksentwicklungs GmbH	99.8%	Austria

(1)
We own 53,253,145 shares of Class B Stock and 4,362,328 shares of Class A Subordinate Voting Stock of MEC directly, and hold an additional 5,212,911 shares of Class B Stock of MEC through our wholly-owned subsidiary 1346457 Ontario Inc. These holdings represent in aggregate approximately 59% equity of the total equity interests in MEC and approximately 96% of the total voting power of its outstanding stock.

D. PROPERTY, PLANTS AND EQUIPMENT

        Our real estate business includes a portfolio of industrial and commercial properties, virtually all of which are leased to the Magna group, one of the largest and most diversified automotive suppliers in the world. These properties are located in Austria, Canada, the United States, Germany, Mexico, the United Kingdom, Belgium, Spain, Poland and the Czech Republic. In addition to the portfolio of leased properties, our real estate business has acted as the real estate advisor, developer and property manager for the Magna group. This relationship has been, and is expected to continue to be, a source of growth and opportunity for the Company. Magna's growth over the last 10 years has presented numerous situations requiring our real estate and development expertise. Projects currently in various stages of development for the Magna group in Canada, the United States, Austria, Germany and the Czech Republic are anticipated to add approximately 488,000 square feet to the portfolio of industrial properties.

        As an owner of substantial real estate properties, we are subject to various state and federal environmental regulation. See "Risk Factors—Risks Related to the Real Estate Industry—Environmental compliance costs and liabilities with respect to our real estate may adversely affect us", and "—Risks Related to Our Investment in Magna Entertainment Corp.—MEC faces strict environmental regulation and may be subject to liability for environmental damage, which could materially adversely affect its financial results" contained in Item 3 of this annual report.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        All amounts in this Management's Discussion and Analysis of Financial Condition and Results of Operations (this "MD&A") of MI Developments Inc. are in U.S. dollars and all tabular amounts are in thousands of U.S. dollars unless otherwise noted. This MD&A should be read in conjunction with the accompanying audited consolidated financial statements in Item 18 of this annual report, which are prepared in accordance with Canadian GAAP. For a reconciliation to U.S. GAAP, see note 23 to our consolidated financial statements. This MD&A contains forward-looking statements—see "Cautionary Note Regarding Forward-Looking Statements".

        Information in this Item concerning MEC is extracted from the filings made by MEC to the SEC, and we assume no responsibility for the accuracy or completeness.

GENERAL

        Our principal business is the ownership, management, leasing, development and acquisition of industrial and commercial properties in North America and Europe, ("our real estate business"). We also hold a controlling investment in MEC, a publicly traded company that is North America's leading owner-operator of horse racetracks, based on revenues, and among the world's leading providers, via simulcasting, of live horse racing content to the growing inter-track, off-track and account wagering markets.

        MEC's racetrack properties, which include excess or under-utilized lands adjacent to some of the racing operations, are located in some of the premier urban real estate markets in the U.S. MEC plans to develop these under-utilized lands, and in some cases, re-develop the properties used in its racing operations. We view MEC as a strategic investment which may provide us the opportunity to participate in the development and/or re-development of lands and such properties.

  Spin-off Transactions

        We are the successor to the real estate division of Magna, which was reorganized as an autonomous business unit within Magna between August 1998 and January 1999.

        On July 7, 2003, Magna announced a reorganization (the "Spin-off Transactions") under which, subject to shareholder and regulatory approvals, it planned to distribute 100% of our shares to Magna's shareholders. On August 19, 2003, at a special meeting of shareholders, the Spin-off Transactions were approved by over 97% of the votes cast by holders of each of Magna Class A Subordinate Voting Shares and Magna Class B Shares, with each class voting separately.

        A distribution of one of our Class A Subordinate Voting Shares for every two Magna Class A Subordinate Voting Shares and one of our Class B Shares for every two Magna Class B Shares was made on September 2, 2003 to Magna shareholders of record at the close of business on August 29, 2003. For further details on the initial public distribution of our Class A Subordinate Voting Shares and our Class B Shares, including a more detailed discussion of the Spin-off Transactions, refer to our Prospectus dated August 18, 2003 (the "Prospectus").

  Segments

        Our reportable segments reflect how we are organized and managed by senior management. Our operations are segmented between wholly-owned operations (our real estate business) and publicly-traded operations (MEC). The segregation of operations between wholly-owned and publicly-traded recognizes the fact that in the case of our real estate business, our management has direct responsibility for the key operating, financing and resource allocation decisions, whereas in the case of MEC, such responsibility resides with MEC's separate board of directors and executive management.

        We control 96% of the votes attached to MEC's outstanding stock (59% equity stake), and are therefore required to include MEC in our consolidated financial statements in accordance with Canadian GAAP and U.S. GAAP. MEC accounts for approximately 50% of our consolidated total assets as at December 31, 2003 and 86% our consolidated revenue for the year ended December 31, 2003. Notwithstanding, our Consolidated Statements of Income, Consolidated Statements of Cash Flows, Consolidated Balance Sheets and this MD&A have been arranged so as to provide detailed, discrete financial information on our real estate business and MEC reporting segments.

  Pro Forma Results of Operations

        We have provided Unaudited Pro Forma Consolidated Statements of Income for the years ended December 31, 2003 and 2002. The Unaudited Pro Forma Consolidated Statements of Income show adjustments made to the Statements of Income to give effect to the Spin-off Transactions, including business combinations, changes in legal, capital and lease structures, and committed levels of executive compensation for our new officers, as though all of these changes had occurred effective January 1, 2002. Prior to September 2, 2003, our real estate operations were carried out by various of its predecessor entities, each of which were wholly-owned subsidiaries of Magna. The actual financial results for periods prior to September 2, 2003 accordingly reflect a different capital and legal structure, and the Unaudited Pro Forma Consolidated Statements of Income have been provided in order to provide a more meaningful basis for comparison. While our management believes these Unaudited Pro Forma Consolidated Statements of Income provide a more relevant comparison of operating results between periods, they are not necessarily indicative of the results of operations that would have resulted if the relevant transactions and changes had taken place as of January 1, 2002 in accordance with the assumptions and adjustments detailed in note 2 to the Unaudited Pro Forma Consolidated Statements of Income.

        The discussion of the actual results of operations for our real estate business for the year ended December 31, 2003 follows the discussion of the pro forma results of operations for the same period.

  Foreign Currencies

        We have not entered into derivative financial arrangements for currency hedging purposes, and has not and will not enter into such arrangements for speculative purposes. Fluctuations in the U.S. dollar's value relative to other currencies (in particular, the euro and the Canadian dollar) will result in fluctuations in the reported U.S. dollar value of assets, liabilities, income and cash flow.

	Average exchange rates for the year ended December 31			Exchange rates as at December 31
	2003	2002	Change	2003	2002	Change
1 Canadian dollar equals U.S. dollars	0.716	0.637	+12%	0.775	0.638	+21%
1 euro equals U.S. dollars	1.132	0.946	+20%	1.259	1.041	+21%

        The preceding table reflects the changes in the average exchange rates during the years ended December 31, 2003 and 2002, as well as the changes in the exchange rates as at the end of those periods between the most common currencies in which we conduct our business and our U.S. dollar reporting currency. The significant changes in these foreign exchange rates for the year impacted the reported U.S. dollar amounts of our revenues, expenses and income.

        The results of foreign operations are translated into U.S. dollars using the average exchange rates for the year as shown in the table above. Throughout this MD&A, reference is made, where relevant, to the impact of foreign exchange fluctuations on reported U.S. dollar amounts.

A. OPERATING RESULTS

  Overview

        Our real estate business comprises a global portfolio of 106 income-producing industrial and commercial properties located in 10 countries including Canada, Austria, the U.S., Mexico, Germany, Belgium, the United Kingdom, Spain, Poland and the Czech Republic. The portfolio represents 24.4 million square feet of leasable area with a net book value of approximately $1.1 billion. The lease payments are denominated in three main currencies: the Canadian dollar, the U.S. dollar and the euro.

        Magna and its wholly-owned (Cosma, Magna Steyr, Magna Drivetrain and Magna Donnelly) and publicly-traded (Decoma, Intier and Tesma) subsidiaries are the tenants of all but one of our income-producing properties. The Magna group, the most diversified automotive supplier in the world, designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Mexico, South America and Asia.

        The terms of our real estate business' lease arrangements with the Magna group generally provide for the following:

  •
  Leases on a "triple-net" basis, under which tenants are contractually obligated to pay directly or reimburse our real estate business for virtually all costs of occupancy, including operating costs, property taxes and maintenance capital expenditures;

  •
  Rent escalations based on either fixed rate steps or inflation;

  •
  Renewal options tied to market rates or inflation;

  •
  Environmental indemnities from the tenant; and

  •
  Tenant's right of first refusal on sale of property.

        The weighted average lease term to expiry of our real estate business' income-producing portfolio at December 31, 2003, disregarding renewal options, is 12 years.

  Real Estate Business Pro Forma Results of Operations—For The Year Ended December 31, 2003

Pro Forma Highlights

	2003	2002	Change (%)
	(in U.S.$ millions)
Revenues	$116.4	$89.4	+30%
Net income	$49.8	$41.0	+21%
Funds from operations ("FFO")	$87.3	$68.7	+27%
Diluted FFO per share ($)	$1.81	$1.43	+27%
Leasable area (millions sq.ft.)	$24.4	$23.6	+ 3%
Annualized lease payments	$127.0	$98.2	+29%
Income-producing property, net book value	$1,087.9	$902.6	+21%

Pro Forma Revenue

(in U.S.$ millions)
Pro forma revenue, year ended December 31, 2002	$89.4
Effect of changes in foreign currency exchange rates and other	14.5
Completed projects on-stream	12.7
Contractual rent increases	0.9
Decrease in straight-line rent adjustment	(1.1)

Pro forma revenue, year ended December 31, 2003	$116.4

        The strengthening of the average exchange rates for the euro and Canadian dollar against the U.S. dollar had a significant positive effect on reported U.S. dollar revenues. The increase in revenues from completed projects on-stream of $12.7 million and contractual rent increases of $0.9 million represents the impact on fiscal 2003 revenues from projects brought on-stream and contractual rent increases realized in 2002 as well as in 2003.

  Pro Forma General and Administrative Expenses

        Pro forma general and administrative expenses for the year ended December 31, 2003 increased 55% or $4.2 million over that for 2002. Prior to the spin-off, pro forma general and administrative expenses only include adjustments to reflect incremental "committed" executive compensation costs to be borne by our real estate business. The year-over-year increase in pro forma general and administrative expenses reflects the additional public company costs and additional staffing costs (in addition to the incremental committed executive compensation costs included in the pre-spin-off pro forma general and administrative expenses) incurred by us for the four month period following the spin-off from Magna. The weakening of the U.S. dollar during 2003 contributed $1.8 million to the increase.

  Pro Forma Depreciation and Amortization Expense

        Pro forma depreciation and amortization expense was up 17% or $4.7 million for the year ended December 31, 2003. This increase was due to the effect of foreign exchange rates, which contributed $4.0 million of the increase and the impact of depreciation on new projects brought on stream during 2002 and 2003 which contributed $0.7 million.

  Pro Forma Interest Expense (Income)

        Pro forma interest expense (income) was unchanged at essentially zero between 2002 and 2003. Prior to the Spin-off Transactions, almost all interest expense incurred was paid to Magna, which charged interest on intercompany advances to our real estate business. As part of the pro forma adjustments, the intercompany interest was removed as all of the advances from Magna were eliminated as part of the Spin-off Transactions. As at December 31, 2003, our real estate business had cash balances, net of outstanding debt, of $23.2 million.

  Pro Forma Gain (Loss) on Disposal of Real Estate

        In 2003, our real estate business recognized a $0.1 million pro forma loss on disposal of real estate, down from a $0.1 million pro forma gain in 2002. Gains and losses on disposal of real estate were not material in either period.

  Pro Forma Income Taxes

        In 2003, our real estate business recognized pro forma income tax expense of $22.5 million, representing an effective income tax rate of 31.1%. In 2002, the comparable pro forma income tax expense was $13.4 million, providing an effective tax rate of 24.7%. The majority of the increase was caused by a onetime $2.4 million future income tax charge recorded in the fourth quarter as our real estate business was required to revalue upwards its net future tax liabilities related to its Canadian operations to reflect increases in corporate income tax rates in the Province of Ontario commencing in 2004.

  Pro Forma Net Income

        Our real estate business' pro forma net income increased by 21% or $8.8 million from $41.0 million in fiscal 2002 to $49.8 million in fiscal 2003. The increase was as a result of the $27.0 million increase in revenues, partially offset by increases in general and administrative expenses of $4.2 million, depreciation and amortization of $4.7 million, and income taxes of $9.1 million, as well as lower gains on disposal of real estate of $0.2 million.

Pro Forma Funds from Operations

	2003	2002	Change (%)
	(in U.S.$ millions)
Net income	$49,834	$41,046	+21%
Add back (deduct) non-cash items:
Depreciation and amortization	32,122	27,410	+17%
Future income taxes	7,526	3,812	+97%
Straight-line rent adjustment	(2,313)	(3,444)	-33%
Loss (gain) on disposal of real estate	114	(128)	—

Pro forma FFO	$87,283	$68,696	+27%
Pro forma diluted FFO per share ($)	$1.81	$1.43	+27%
Diluted shares outstanding (thousands)	48,130	48,130	—

        FFO is a measure widely used by analysts and investors in evaluating the operating performance of real estate companies, however, FFO and diluted FFO per share do not have standardized meaning under Canadian GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Pro forma FFO has been calculated using pro forma amounts determined as discussed above under the heading, "—Real Estate Business Pro Forma Results of Operations—For The Year Ended December 31, 2003.

        The improvement in our real estate business' pro forma FFO of $18.6 million is due to the year-over-year increase in revenues of $27.0 million, a reduction of $1.1 million in straight-line rent adjustments, offset partly by increases in general and administrative expenses of $4.2 million and cash taxes of $5.3 million.

Annualized Lease Payments

(in U.S.$millions)
Pro forma annualized lease payments, as at December 31, 2002	$98.2
Effect of changes in foreign currency exchange rates and other	17.8
Completed projects on-stream	9.3
Contractual rent increases	1.9
Rent increases on lease renewals	0.2
Vacancies	(0.4)

Annualized lease payments, as at December 31, 2003	$127.0

        Annualized lease payments represent the lease payments for December 2003, multiplied by twelve, with rents denominated in foreign currencies being converted to U.S. dollars based on exchange rates in effect at December 31, 2003 as noted above in the table under the heading "—Foreign Currencies." Annualized lease payments at December 31, 2002 include pro forma adjustments for amendments to lease terms as described in note 9 to our consolidated financial statements, which were effective January 1, 2003, and the acquisition of the Magna Donnelly and Tesma facilities as described in note 7 to our consolidated financial statements.

        Annualized lease payments at December 31, 2003 were $127.0 million or an increase of $28.8 million or 29% when compared to pro forma annualized lease payments of $98.2 million at December 31, 2002. The previous table discusses the reasons for the year-over-year increase in annualized lease payments. Completed projects on-stream include (i) 11 properties (two greenfield facilities and nine expansions to existing facilities) representing approximately 1.0 million square feet of leasable area with annualized lease payments of $6.2 million and (ii) refurbishings to existing facilities which provided increased annualized lease payments of approximately $3.1 million. Contractual rent increases were realized on approximately 4.8 million square feet of leasable area with associated increases in annualized lease payments of $1.9 million when the rent increases are converted at the average foreign exchange rates during the quarters in which they were effected.

        During the year ended December 31, 2003, a total of seven leases representing 500,000 square feet of leasable area came up for renewal in Canada and the U.S. of which five leases with leasable area of 240,000 square feet were renewed at terms resulting in incremental annualized lease payments of $0.2 million. Offsetting these increases were the discontinuance of the leases on one property in Canada and one property in the U.S., which caused a reduction in annualized lease payments of $0.4 million. The Canadian property represented 253,000 square feet of leasable area and was leased to a non-Magna group tenant. This property is currently held for sale.

Supplementary Real Estate Business Pro Forma Quarterly Financial Data (Unaudited)

Year Ended December 31, 2003	March 31	June 30	September 30	December 31	Total
Revenue	$26,734	$29,168	$29,485	$30,969	$116,356
Operating income	17,489	18,835	18,608	17,505	72,437
Net income	12,606	13,452	13,445	10,331	49,834
FFO	20,613	22,027	22,043	22,600	87,283
Basic and diluted FFO per share	$0.43	$0.46	$0.46	$0.47	$1.81

Year Ended December 31, 2002	March 31	June 30	September 30	December 31	Total
Revenue	$21,375	$22,670	$22,524	$22,824	$89,393
Operating income	13,421	13,775	13,274	13,878	54,348
Net income	10,262	10,298	10,091	10,395	41,046
FFO	17,113	17,183	15,940	18,460	68,696
Basic and diluted FFO per share	$0.36	$0.36	$0.33	$0.38	$1.43

Real Estate Business Actual Results of Operations—
For the Year Ended December 31, 2003

  Basis of Presentation

        The following discussions are related to the operating results for our real estate business prepared in accordance with Canadian GAAP, and presented on a carve-out basis from Magna as detailed in note 1 of our consolidated financial statements.

  Rental Revenue from Operating Leases

        Rental revenue from operating leases for our real estate business increased to $116.2 million for the year ended December 31, 2003, which was $66.4 million higher than in 2002. Effective January 1, 2003, our real estate business amended certain leases with Magna and its subsidiaries to reduce the remaining lease terms and minimum lease payments, and to replace most scheduled rent increases with periodic rent increases based on a local price index. As a result of these amendments, all of our real estate business' direct financing leases were reclassified as operating leases. This reclassification caused $30.8 million of the increase in rental revenue from operating leases in 2003. Rental revenue from operating leases increased by an additional $35.6 million because of the following factors:

  •
  $8.8 million from acquisitions, including the Eurostar facility acquired in July 2002, three Tesma facilities acquired in January 2003 and eight manufacturing facilities acquired in October 2002 as part of Magna's acquisition of Donnelly Corporation ("Magna Donnelly");

  •
  $12.7 million from completion of new development and expansion projects;

  •
  $0.9 million from rent increases as per contractual terms; and

  •
  $14.5 million increase in reported U.S. dollar revenues as a result of the higher average exchange rates of the euro and Canadian dollar against the U.S. dollar during 2003 as compared to 2002; partially offset by reduction in straight-line rent adjustments and other rent changes of $1.3 million.

        Our real estate business records annual rental revenue from operating leases based on a straight-lining of the total rents called for contractually over the term of the lease. In North America, certain leases have fixed rent escalations every five years pursuant to which basic rent increases by a set percentage. Thus, the amount of revenue recorded on a lease in its early years exceeds the amount of the actual lease payments received in those years, whereas in the later years of the lease, the amount of revenue recorded is less than the amount of the actual lease payments. The following table shows geographically the impact on rental revenues resulting from the straight-lining of rents.

	For the year ended December 31, 2003			For the year ended December 31, 2002
	Actual Lease Payments	Impact of Straight- lining	Rental Revenue Reported	Actual Lease Payments	Impact of Straight- lining	Rental Revenue Reported
North America	$60,842	$2,313	$63,155	$22,597	$3,444	$26,041
Europe	53,025	—	53,025	23,725	—	23,725

	$113,867	$2,313	$116,180	$46,322	$3,444	$49,766

  Income from Direct Financing Leases

        As a result of amendments to certain direct financing leases with Magna and its subsidiaries on January 1, 2003, they were reclassified as operating leases and accordingly, income from direct financing leases decreased from $36.3 million in 2002 to nil in 2003. The following table summarizes the impact of accounting for the direct financing leases in 2002:

	Years ended December 31,
	2003	2002
Income recorded	$—	$36,337
Actual lease payment	—	(32,735)

Income in excess of cash received	$—	$3,602

Comprised of:
Income from direct financing leases in excess of repayments	$—	$4,619
Repayment of direct financing leases, net of finance income	—	(1,017)

Income in excess of cash received	$—	$3,602

  General and Administrative Expenses

        Our real estate business' general and administrative expenses were up $4.4 million or 67% to $11.0 million in 2003. $1.8 million of the increase was caused by the strengthening of non-U.S. currencies against the U.S. dollar, particularly the Canadian dollar. The remainder of the increase in general and administrative expenses can be attributed primarily to public company costs and increased salaries and wages incurred following our spin-off from Magna.

  Depreciation and Amortization Expense

        Our real estate business' depreciation and amortization expense was $32.1 million in 2003, up $20.9 million from 2002. The increase was mostly caused by incremental depreciation of $12.2 million on properties previously classified as properties under direct financing leases, which were reclassified as properties under operating leases on January 1, 2003. Other factors that contributed to the higher level of depreciation and amortization expense included new developments and expansions, the acquisition of the Eurostar and Magna Donnelly properties in the fourth quarter of 2002 and the Tesma facilities in the first quarter of 2003, and a $4.0 million increase in reported U.S. dollar depreciation and amortization as a result of the higher euro and Canadian dollar average exchange rates against the U.S. dollar in 2003 compared to 2002.

  Interest Expense, Net

        Interest expense for our real estate business was $25.6 million for the year ended December 31, 2003, down from $32.9 million in the prior year. During the first half of 2003, interest expense was higher year-over-year as a result of increased borrowings from Magna to fund new developments, expansions and acquisitions. For the latter half of the year, our real estate business' interest expense was close to zero as indebtedness due to the Magna group was repaid during the quarter ended September 30, 2003 as a result of the changes in the capital structure arising from the Spin-off Transactions.

        We have entered into a $50.0 million credit facility agreement with a Canadian chartered bank under which no amounts were drawn at December 31, 2003. As at December 31, 2003, our real estate business' balance of cash net of long-term debt was $23.2 million.

  Income Taxes

        Income tax expense for our real estate business for 2003 was $18.0 million, representing an effective tax rate of 37.5%. Included in this amount was a future income tax expense of $2.4 million recorded in the fourth quarter of 2004, as our real estate business was required to revalue upwards its net future tax liabilities related to its Canadian operations to reflect increases in corporate income tax rates in the Province of Ontario. Absent this charge, our real estate business' 2003 effective tax rate would have been 31.2%. Income tax expense for our real estate business for 2002 was $13.8 million, representing an effective tax rate of 38.7%. The decrease in the effective tax rate from 2002 to 2003, excluding the one-time charge to future income taxes in 2003, is primarily due to changes in the capital structure of our real estate business following the spin-off from Magna.

  Net Income

        Our real estate business' net income increased by 37% or $8.2 million from $21.8 million in fiscal 2002 to $30.0 million in fiscal 2003. The increase in net income was as a result of the $30.1 million increase in revenues and a decrease in interest expense of $7.8 million, partially offset by increases in general and administrative expenses of $4.4 million, depreciation and amortization of $20.9 million, and income taxes of $4.2 million, as well as lower gains on disposal of real estate of $0.2 million.

Real Estate Business Actual Statements Of Cash Flows

  Cash Provided by Operating Activities

        Our real estate business generated cash flow from operations before changes in non-cash balances of $67.3 million in 2003, up from $34.7 million in 2002. Cash flow from operations before changes in non-cash balances increased as a result of the following factors: an $8.2 million increase in net income; a $0.2 million decrease in non-cash gains on sale of real estate; a $1.1 million decrease in the non-cash adjustment to income for the straight-lining of rent; a $4.6 million decrease in income from direct financing leases in excess of repayments; and a $20.9 million increase in depreciation and amortization expense. These factors were partially offset by a $1.8 million decrease in future income tax expense and other non-cash amounts of $0.6 million.

        The increase in depreciation and amortization expense and the decrease in income in excess of repayments from direct financing leases were primarily caused by the lease amendments in January 2003, which converted many of our real estate business' direct financing leases to operating leases.

        In 2003, our real estate business generated $6.3 million in funding from changes in non-cash balances, compared to an investment in non-cash balances of $30.3 million in 2002.

  Cash Used In Investing Activities

        In 2003, our real estate business invested $109.7 million in real estate property development and acquisition, which was 31% lower than in 2002. The major components of 2002's real estate property investments were $25.0 million to acquire Tesma facilities in January 2003, $29.0 million for the acquisition of land in Romulus, Michigan, $39.7 million in development expenditures undertaken for the Magna group, and $16.0 million in deposits on properties to be acquired at future dates. Our real estate business obtained proceeds from the sale of land of $1.9 million in 2003. Other asset additions of $0.3 million in 2003 related to the payment of set up fees associated with our credit facility.

  Cash Provided By Financing Activities

        In 2003, our real estate business made a $0.9 million repayment of bank indebtedness and made long-term debt repayments (net of issuances) of $0.5 million. Prior to the spin-off from Magna, our real estate business was a division of Magna, and obtained nearly all of its required funding from Magna. In 2003, our real estate business obtained net financial contributions from Magna of $55.4 million, down from $176.5 million in 2002. As part of the Spin-off Transactions, our consolidated cash balance at June 30, 2003 of $9.6 million was payable to Magna, and the net contribution from Magna disclosed in the consolidated statements of cash flows is net of this amount. In effect, we commenced with zero cash balance as of July 1, 2003 and the cash balance at December 31, 2003 represents the additions to cash from July 1, 2003 to end of the year.

Real Estate Business—Real Estate Assets

  Overview

        Our real estate business' real estate assets are comprised of income-producing properties (which include properties under operating leases and, prior to January 1, 2003, direct financing leases), properties under development, properties held for development, and properties held for sale. Effective January 1, 2003, we amended certain leases with the Magna group to reduce the remaining lease terms and minimum lease payments, and in most cases replace scheduled rent increases with periodic rent increases based on a local price index. As a result of these amendments, all of the direct financing leases were reclassified as operating leases. The net book values of our real estate business' real estate assets are as follows:

	As at December 31,
	2003	2002
Income-producing real estate properties under operating leases	$1,087,883	$515,595
Direct financing leases	—	387,024

Income-producing properties	1,087,883	902,619
Properties under development	8,700	38,363
Properties held for development	124,926	68,475
Properties held for sale	6,003	5,121

Real estate properties, net and direct financing leases	$1,227,512	$1,014,578

  Income-Producing Properties

        At December 31, 2003, our real estate business had 106 income-producing properties representing in the aggregate 24.4 million square feet of rentable space. The income-producing properties are comprised predominantly of industrial plants located strategically and used by the Magna group to provide parts to assembly plants throughout North America and Europe. The portfolio also includes several office buildings that comprise 3.7% of the total square footage of income-producing properties.

These office properties include the head offices of the Magna group. The income-producing portfolio is situated in Austria, Canada, the U.S., Germany, Mexico and five other European countries. The book value of the income-producing portfolio by country as at December 31, 2003 was as follows:

	Book Value	Percent of Total
Austria	$377,456	35%
Canada	322,295	30%
U.S.	181,659	17%
Germany	97,845	9%
Mexico	71,978	6%
Other European Countries	36,650	3%

Total	$1,087,883	100%

  Properties Under Development

        Development properties consist of projects currently in progress. At December 31, 2003, there were three properties under development: one in each of the United States, Germany and the Czech Republic. These developments include expansions to existing facilities and when completed will add 225,000 square feet to our income-producing portfolio. The total anticipated project costs related to these projects are $12.8 million of which $8.7 million has been spent as of December 31, 2003.

  Properties Held for Development

        At December 31, 2003, our real estate business had 1,095 acres of land with a net book value of $124.9 million held for future development, up from 915 acres of land with a net book value of $68.5 million at December 31, 2002. The most significant component of new properties acquired was the purchase in October 2003 of 211 acres of land in Romulus, Michigan, at a total cost of $29.0 million. Our real estate business is currently in discussions with MEC for a long-term lease on a portion of this land, which may serve as the site of a proposed racetrack to be used by MEC in its operations. MEC is in the process of seeking the necessary regulatory and other approvals for this racetrack. In addition, this land may be developed for industrial and/or commercial purposes. The strengthening of the euro and Canadian dollar against the U.S. dollar resulted in an increase of $9.3 million in properties held for development. Properties under development at December 31, 2003 also include deposits of $14.9 million for the purchase of land in Canada.

  Properties Held for Sale

        At December 31, 2003, our real estate business had three properties in the U.S. totaling 169,000 square feet, and one property in Canada of 253,000 square feet, which were no longer of strategic value and were available for sale. The book value of these properties was $6.0 million at December 31, 2003. Estimated fair market values of these properties exceed book values as at December 31, 2003.

MEC's Business

  Overview

        MEC is North America's number one owner and operator of horse racetracks, based on revenues, and one of the world's leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets. MEC currently operates or manages twelve thoroughbred racetracks, two standardbred (harness racing) racetracks, two racetracks that run both thoroughbred and standardbred meets and one greyhound track, as well as the simulcast wagering venues at these tracks. In addition, MEC operates off-track betting ("OTB") facilities and a national account wagering business known as XpressBet,™ which permits customers to place wagers by telephone and over the Internet on horse races run at over 100 North American racetracks and internationally on races in Australia, South Africa and Dubai. MEC also owns and operates HorseRacing TV,™ a television network focused on horse racing that MEC initially launched on the Racetrack Television Network ("RTN") in July 2002. HorseRacing TV™ is currently carried on cable systems in ten states, with approximately 1.4 million subscribers. MEC is in ongoing discussions with cable and satellite operators with the goal of achieving broader distribution for HorseRacing TV.™ RTN, in which MEC has a one-third interest, was formed to telecast races from MEC's racetracks and other racetracks, via private direct-to-home satellite, to paying subscribers. On August 22, 2003, MEC acquired a 30% interest in AmTote International, Inc., a provider of totalisator services to the pari-mutuel industry. To support certain of MEC's thoroughbred racetracks, MEC also owns and operates thoroughbred training centres situated near San Diego, California; in Palm Beach County, Florida; and in the Baltimore, Maryland area. MEC also owns and operates production facilities in Austria and in North Carolina for StreuFex™, a straw-based horse bedding product.

        In April 2004, MEC announced that it will be proceeding with a major redevelopment of the Gulfstream Park racetrack, subject to obtaining all required permits and entitlements. The project will include significant modifications and enhancements to the racing surfaces and stable area, including the construction of a new, wider turf course. It will also include the construction of a modern clubhouse/grandstand offering an array of restaurants, bars and entertainment facilities. The redevelopment project is budgeted to cost approximately $120 million. The new clubhouse/grandstand facility is expected to be operational for the 2006 Gulfstream Park race meet.

        MEC's goal is to minimize the disruption to the 2005 Gulfstream Park race meet during the construction period. To that end, it is MEC's expectation that the new racing surfaces will be completed prior to the start of the 2005 meet. However, since the project will entail the demolition of a substantial portion of the current buildings and related structures, temporary facilities will need to be erected to house the 2005 meet. MEC will record a write-down in the amount of approximately $25 million in the second quarter of 2004 in connection with the redevelopment. The need for such a write-down has been previously disclosed in MEC's public filings where MEC described the proposed redevelopment of Gulfstream Park.

        Although the redevelopment will be scheduled to minimize any interference with Gulfstream Park's racing season, with a project of this magnitude, there will be a temporary disruption of Gulfstream Park's operations during the 2005 meet and there is a risk that the redevelopment will not be completed according to schedule. Any interference with the racing operations during a meet would result in a reduction in the revenues and earnings generated at Gulfstream Park during that meet.

        Initiatives related to the passage of legislation permitting alternative gaming at racetracks, such as slot machines, video lottery terminals and other forms of non-pari-mutuel gaming, are currently underway in a number of states in which MEC operates, including California, Maryland, Michigan, Ohio, Pennsylvania and Texas. The passage of such legislation can be a long and uncertain process. In addition, should alternative gaming legislation be enacted in any jurisdiction, there are a number of factors which will determine the viability and profitability of such an operation at one of MEC's racetracks. These factors include, without limitation, the income or revenue sharing terms contained in the legislation and applicable licenses, the conditions governing the operation of the gaming facility, the number, size and location of the other sites which are licensed to offer alternative gaming in competition with MEC, the availability of financing on acceptable terms and the provisions of any ongoing agreements with the parties from whom we purchased the racetrack in question.

        Under new legislation passed by the Oklahoma Senate and House of Representatives in February 2004, and signed by the Governor of Oklahoma on March 8, 2004, Remington Park, MEC's Oklahoma City racetrack, would be permitted to operate 650 player terminals for certain kinds of electronic gaming permitted at Native American casinos in the state. Remington Park's right to operate gaming machines under the new legislation is conditional on a number of events and approvals, including the ratification of a model tribal-state gaming compact by at least four Oklahoma Native American tribes. Notwithstanding its passage by the Oklahoma Senate and House of Representatives and its approval by the Governor, the effectiveness of this legislation is subject to approval by the citizens of the State of Oklahoma in a referendum, which is scheduled to be held on November 2, 2004.

        MEC is a participant in a coalition of interested parties in California, which has established an initiative to support the Gaming Revenue Act of 2004 in the State of California. In April 2004, sufficient signatures were obtained, subject to verification, to enable the Gaming Revenue Act of 2004 to qualify for inclusion on the November 2004 electoral ballot. MEC has committed up to $4.8 million to this initiative, which may be increased to $6.0 million upon certain conditions being satisfied, of which $0.8 million has been paid to March 31, 2004.

        MEC believes that the European marketplace offers significant potential growth for the export of MEC's horse racing. RaceON TV™ is a new service, based near Vienna, Austria, that offers simultaneous broadcasts of North American horse races and other racing content directly to off-track wagering operations in Europe. RaceON TV™ commenced operations during the first quarter of 2004. On April 4, 2004, we opened our newest racetrack, Magna Racino™, near Vienna, Austria. MEC anticipates hosting 50 days of live racing annually at the Magna Racino™ in a mixed thoroughbred and standardbred meet. In addition, MEC is currently in the process of completing a gaming facility at the Magna Racino™, which is expected to open in the fall of 2004, which will include alternative gaming assuming finalization of our joint venture with an Austrian partner. The gaming facility will also include race and sportsbook betting and an entertainment venue.

        MEC has applied for horse racing licenses in certain other jurisdictions, including the Detroit, Michigan area where MEC has plans to develop a new racetrack, subject to regulatory and other approvals. In October 2003, a subsidiary of MID purchased vacant land in Romulus, Michigan which may serve as the site of the proposed racetrack. MEC continues to have discussions with MID regarding the potential terms of a long-term lease of such land.

  Seasonality

        Most of MEC's racetracks operate for prescribed periods each year. As a result, MEC's racing revenues and operating results for any quarter will not be indicative of the racing revenues and operating results for any other quarter or for the year as a whole. Because five of MEC's largest racetracks (Santa Anita Park, Gulfstream Park, Lone Star Park at Grand Prairie, Pimlico Race Course and Golden Gate Fields) run live race meets principally during the first half of the year, MEC's racing operations have historically operated at a loss in the second half of the year, with MEC's third quarter generating the largest operating loss. This seasonality has resulted in large quarterly fluctuations in revenue and operating results.

  Live Race Days

        Live race days are a significant factor in the operating and financial performance of MEC's racing business. Another significant factor is the level of wagering per customer on MEC's racing content on-track, at inter-track simulcast locations and at OTB facilities. There are also many other factors that have a significant impact on MEC's racetrack revenues. Such factors include, but are not limited to: attendance at MEC's racetracks, inter-track simulcast locations and OTB facilities; activity through MEC's XpressBet™ system; the number of races conducted at MEC's racetracks and at racetracks whose signals they import and the average field size per race; MEC's ability to attract the industry's top horses and trainers; inclement weather; and changes in the economy.

        Set forth below is a list of MEC's total live race days by racetrack for the years ended December 31, 2003, 2002 and 2001 as well as of those live race days during MEC's period of ownership of the racetracks.

	For the year ended December 31, 2003		For the year ended December 31, 2002		For the year ended December 31, 2001
	Total	During MEC Ownership	Total	During MEC Ownership	Total	During MEC Ownership
Largest Racetracks:
Santa Anita Park(1)	86	86	84	84	83	83
Gulfstream Park	89	89	90	90	63	63
Golden Gate Fields	106	106	103	103	103	103
Bay Meadows	105	105	105	105	107	107
Laurel Park	142	142	107	18	110	—
Lone Star Park	103	103	103	15	107	—
Pimlico Race Course	71	71	110	—	109	—

	702	702	702	415	682	356

Other Racetracks:
The Meadows	207	207	210	210	222	170
Thistledown	188	188	187	187	187	187
Remington Park	82	82	105	105	118	118
Flamboro Downs	262	188	257	—	259	—
Portland Meadows	86	86	47	47	80	28
Great Lakes Downs	118	118	118	118	127	127

	943	869	924	667	993	630

Total	1,645	1,571	1,626	1,082	1,675	986

(1)
Excludes The Oak Tree Meet which consisted of 32 days in 2003, 26 days in 2002 and 32 days in 2001.

  MEC Real Estate Properties

        MEC owns a significant real estate portfolio. MEC characterizes this real estate according to the following categories:

As at December 31,	2003	2002
Revenue-producing racing properties	$529,240	$466,443
Under-utilized racing properties	97,201	100,285
Development properties	122,530	71,384
Revenue-producing non-racing properties	80,554	68,507
Properties held for sale	9,345	10,827

	$838,870	$717,446

        Included in MEC's under-utilized racing properties is land adjacent to several of MEC's racetracks, including, Santa Anita Park, Gulfstream Park, Lone Star Park at Grand Prairie, Laurel Park and Pimlico Race Course, totaling approximately 314 acres. MEC is considering a variety of options with respect to this under-utilized land, including entertainment and retail-based or residential developments that could be undertaken in conjunction with business partners, including our Real Estate Business, who could be expected to provide the necessary financing.

        MEC's development properties include approximately 609 acres of land in Ebreichsdorf, Austria, located approximately 20 miles south of Vienna, Austria, on which MEC has almost completed development of a horse racetrack and gaming facility. MEC's other development properties are largely undeveloped and also include: approximately 110 acres of land in Oberwaltersdorf, Austria, also located approximately 20 miles south of Vienna; approximately 800 acres of land in upstate New York; approximately 260 acres of land in Dixon, California, located approximately 20 miles southwest of Sacramento; approximately 435 acres of land in Ocala, Florida; approximately 157 acres of land in Palm Beach County, Florida, adjacent to MEC's Palm Meadows training facility, which is currently in the initial stages of development as a residential community; and approximately 21 acres of land in Aurora, Ontario, adjacent to one of MEC's golf courses, which is currently under development as a residential community.

        MEC's revenue-producing non-racing properties consist of two golf courses that MEC owns and operates, Fontana Sports and Magna Golf Club. Fontana Sports, which opened in 1997, is a semi-private sports facility located in Oberwaltersdorf, Austria that includes an 18-hole golf course, a tennis club, and a clubhouse which contains a dining facility, a pro shop and a fitness facility. The Magna Golf Club, an 18-hole golf course in Aurora, Ontario, adjacent to the headquarters of MID, MEC and Magna, approximately 30 kilometres north of Toronto, opened in May 2001. The clubhouse was completed in the spring of 2002 and contains a dining facility, a members' lounge, a pro shop and a fitness facility.

        Pursuant to an access arrangement effective as of March 1, 1999, Magna has paid MEC an annual fee of 2.5 million euros to access the Fontana Sports golf course and related recreational facilities for Magna-sponsored corporate and charitable events, as well as for business development purposes. The access fee relating to Fontana Sports was payable until March 1, 2004. Pursuant to an access agreement effective as of January 1, 2001, Magna has also paid MEC an annual fee of Cdn. $5.0 million to access the Magna Golf Club. The access fee relating to the Magna Golf Club was payable until December 31, 2003. MEC is continuing to explore various means of monetizing or improving the returns from Fontana Sports and the Magna Golf Club. MEC's objective would be to realize at least the net book value of these properties from any sale, however, should MEC be unable to do so, it would consider extending the current access arrangements. To that end, there have been negotiations with Magna, aimed at reaching mutually acceptable terms for the renewal of the access arrangements in respect of these golf courses. The terms of any sale or extension of the access arrangements will determine whether a write-down of the carrying value of these properties is required. The amount of such write-downs, if any, cannot reasonably be estimated until such terms are finalized. Furthermore, there can be no assurance that MEC will be successful in either concluding a sale of each of the golf courses, or entering into agreements to extend the access arrangements for such courses, on acceptable terms. The aggregate carrying value at December 31, 2003 of these golf course assets on MEC's books is approximately $78.4 million.

MEC Actual Results of Operations—For the Year Ended December 31, 2003

  Basis of Presentation

        The following discussion is based on MEC's actual results of operations included in our consolidated statements of income for the years ended December 31, 2003 and 2002.

  Revenues

        Consolidated revenues for MEC in fiscal 2003 were $697.8 million including $678.7 million from racing operations and $19.1 million from real estate and other operations. This compares to consolidated revenues of $540.3 million in fiscal 2002 which included $522.6 million from racing operations and $17.7 million from real estate and other operations. The increase of $156.0 million in

MEC's racing operations is primarily attributable to the acquisitions of The Maryland Jockey Club, Lone Star Park at Grand Prairie and Flamboro Downs, which generated additional revenues in 2003 of $95.5 million, $59.7 million and $20.5 million, respectively, partially offset by reduced revenues due to lower average daily attendance and decreased on-track wagering activity at certain of MEC's facilities. Also contributing to the decline was a generally weaker U.S. economy and inclement weather experienced in the year, particularly in the northeast region of the U.S. where several of MEC's facilities are located, which resulted in live race day and simulcast signal cancellations.

        In the year ended December 31, 2003, MEC operated its largest racetracks for an additional 287 live race days compared to the prior year. The overall increase in live race days at those racetracks is primarily attributable to MEC's acquisitions of The Maryland Jockey Club and Lone Star Park at Grand Prairie, which were both acquired in the fourth quarter of 2002.

        MEC's other racetracks operated an additional 202 live race days in the year ended December 31, 2003, compared to the prior year, primarily due to the acquisition of Flamboro Downs on April 16, 2003 and additional live race days at Portland Meadows as a result of the 2002 live race meet concluding early in order to permit construction of a storm water retention system, partially offset by a decrease in live race days at Remington Park as a result of MEC's desired reduction in race days at that location.

        In 2003, gross wagering revenues from MEC's racing operations increased 24.7% to $561.9 million, compared to $450.7 million in 2002, primarily due to the acquisitions of The Maryland Jockey Club, Lone Star Park at Grand Prairie and Flamboro Downs, partially offset by declines in average daily attendance which resulted in lower volumes of on-track live and import handle and related revenues at certain of MEC's facilities. Non-wagering revenues in 2003 increased 62% to $116.7 million, compared to $71.9 million in 2002, primarily due to MEC's recent acquisitions. As a percentage of gross wagering revenues, non-wagering revenues increased from 15.9% in 2002 to 20.8% in 2003 primarily as a result of commissions earned from the Flamboro Downs slot facility and sponsorship revenues earned at Lone Star Park at Grand Prairie, The Maryland Jockey Club and on the Sunshine Millions™.

        Real estate and other revenues increased 8% to $19.1 million in 2003, primarily as a result of increased revenues from MEC's Magna Golf Club operations due to fees from new members.

  Purses, Awards and Other

        Purses, awards and other increased to $336.8 million in 2003 from $276.0 million in 2002, primarily due to the increase in gross wagering revenues for the period. As a percentage of gross wagering revenues, purses, awards and other decreased from 61.2% in 2002 to 59.9% in 2003 primarily due to the mix of wagers made, the states the wagers were made in, the mix of on-track versus off-track wagering and purse subsidies received by The Maryland Jockey Club, which lowered their purse expense.

  Operating Costs

        Operating costs increased $70.5 million to $275.1 million in 2003. The increased operating costs included additional operating costs of $68.4 million incurred by MEC's recent acquisitions, The Maryland Jockey Club, Lone Star Park at Grand Prairie and Flamboro Downs, and additional rent expense incurred at MEC's Bay Meadows facility of $2.9 million, partially offset by operating cost reductions at MEC's other racetracks. As a percentage of total revenues, operating costs increased from 37.9% in 2002 to 39.4% in 2003. The increase in operating costs as a percentage of revenues was primarily the result of additional costs incurred by MEC's recent acquisitions and additional rent expense incurred at MEC's Bay Meadows facility.

  General and Administrative Expenses

        General and administrative expenses were $69.0 million in 2003, compared to $43.8 million in 2002. As a percentage of total revenues, general and administrative expenses increased from 8.1% in 2002 to 9.9% in 2003. The increased costs included an additional $13.2 million of costs incurred by MEC's recent acquisitions, which were not included in the comparable prior year period, and higher costs of MEC's head office.

  Depreciation and Amortization Expense

        Depreciation and amortization increased $9.1 million to $31.9 million in 2003, primarily as a result of MEC's recent acquisitions recording additional depreciation and amortization of $7.7 million, as well as increased depreciation and amortization on recent fixed asset additions.

  Interest Expense, Net

        MEC's net interest expense for 2003 increased $14.4 million to $15.1 million in 2003. The higher net interest expense is attributable to the issuance of $150.0 million of convertible subordinated notes in June 2003 and the issuance of $75.0 million of convertible subordinated notes in December 2002, as well as higher levels of long-term debt related to MEC's acquisitions of The Maryland Jockey Club, Lone Star Park at Grand Prairie and Flamboro Downs. In 2003, $7.3 million of interest was capitalized with respect to MEC projects under development, compared to $2.7 million in the comparable prior year period.

  Write-down of Long-Lived and Intangible Assets

        MEC's long-lived assets, racing licenses and other intangible assets were tested for impairment upon completion of the annual business planning process. As a result of the assets' carrying value exceeding their fair value at seven of MEC's racetracks, MEC recognized a non-cash impairment charge of $3.9 million related to long-lived assets and a non-cash impairment charge of $130.9 million related to racing licenses and other intangible assets.

        In 2002, MEC recognized a non-cash impairment charge of $14.7 million related to its long-lived assets and a non-cash impairment charge of $2.8 million related to its racing licenses at two racetracks.

  Net Loss

        For 2003, MEC's net loss was $62.3 million compared to a net loss of $11.3 million in fiscal 2002. The net loss includes the impact of dilution losses and minority interest as detailed below under the heading "—MID Consolidated; MID Actual Consolidated Results of Operations—For the Year Ended December 31, 2003." The $51.0 million increase in net loss is the result of a $139.8 million increase in operating loss and lower gains from disposal of real estate of $15.1 million, offset partially by dilution losses of $10.7 million in 2002 (2003—nil), higher income tax recovery of $54.5 million and minority interest of $38.7 million in 2003. The operating loss for 2003 includes $134.9 million of write-downs of MEC's long-lived and intangible assets compared to $17.5 million of such write-downs in 2002.

MEC Statements of Cash Flows

  Cash Provided by Operating Activities

        Cash provided by operations before changes in non-cash balances decreased by $15.5 million in fiscal 2003 primarily due to lower net income. In 2003, cash provided by non-cash balances increased to $13.7 million, compared to cash provided by non-cash balances of $8.1 million in 2002, primarily as a result of the collection of a receivable during 2003 from a land sale that was recorded in a prior year.

  Cash Used in Investing Activities

        Cash used in investing activities in 2003 was $109.3 million, including expenditures of $106.0 million on real estate property and fixed asset additions and $16.5 million on other asset additions, partially offset by $13.2 million of net proceeds received on the disposal of real estate and fixed assets. Expenditures relating to real estate property and fixed asset additions in 2003 were comprised of $31.9 million for MEC's Austrian racetrack under development, $29.4 million for the construction of MEC's Palm Meadows training centre, maintenance capital improvements of $16.2 million, $4.9 million for the construction of MEC's horse bedding manufacturing facility in North Carolina, $3.7 million for the purchase of land adjacent to the Pimlico Race Course, $2.1 million for improvements at Lone Star Park at Grand Prairie and $17.8 million of expenditures related to other racetrack property enhancements, infrastructure and predevelopment costs on certain of MEC's properties and account wagering and television related activities. Expenditures on other asset additions in 2003 primarily represent MEC's acquisition of the master lease on the Portland Meadows racetrack and an interest in the Portland Meadows real estate for $12.1 million and $4.3 million on MEC's 30% equity investment in AmTote International, Inc.

  Cash Provided by Financing Activities

        Cash provided by financing activities was $101.0 million in 2003. MEC issued $150.0 million of 8.55% convertible subordinated notes in June 2003, which are due June 15, 2010, and received net proceeds of $145.0 million. MEC's revolving credit facility of $49.5 million was repaid early in the year from proceeds on the sale of non-core real estate received late in 2002. One of MEC's subsidiaries had borrowed $6.7 million under an operating facility as at December 31, 2003, resulting in a net use of cash to repay bank indebtedness of $42.8 million. During 2003, MEC made repayments of long-term debt, net of issuances, of $1.4 million.

MID CONSOLIDATED

MID Actual Consolidated Results of Operations—For the Year Ended December 31, 2003

  Overview

        The following discussions are related to the consolidated operating results for MID as it relates to its Real Estate Business and its controlling interest in MEC for the 2003 fiscal period.

  Selected Annual Information

	For the years ended and as at December 31
	2003	2002	2001
Revenues:
Real Estate Business	$116,180	$86,103	$72,751
MEC	697,786	540,330	478,461

	$813,966	$626,433	$551,212

Net income (loss):
Real Estate Business	$29,972	$21,839	$29,332
MEC	(62,316)	(11,289)	3,876

	$(32,344)	$10,550	$33,208

Assets:
Real Estate Business	$1,302,376	$1,058,434	$797,622
MEC	1,329,766	1,259,572	857,773

	$2,632,142	$2,318,006	$1,655,395

Total debt:
Real Estate Business	$6,931	$6,774	$6,714
MEC	395,703	249,717	85,901

	$402,634	$256,491	$92,615

Basic and diluted loss per share(1)	$(1.03)

(1)
Loss per share is calculated based on MID's results from August 30 to December 31, 2003, the period during which MID's shares were effectively outstanding. See note 5 to consolidated financial statements for details.

  Revenues

        Consolidated revenues increased by $187.5 million, or 30%, to $814.0 million for the year ended December 31, 2003. The increase was principally caused by a $155.8 million increase in constant-dollar(3) MEC revenues, a $15.6 million increase in constant-dollar revenues for our real estate business, and a $16.1 million increase in U.S. dollar revenues due mainly to the strengthening of the average exchange rate of the euro and Canadian dollar in 2003. The movements in the average exchange rates contributed to an increase of $14.5 million to our real estate business revenues and $1.6 million to MEC revenues for fiscal 2003.

(3)
The term "constant-dollar" refers to changes calculated by keeping foreign currencies' exchange rates against the U.S. dollar constant between the periods under comparison.

  Operating Costs and Expenses

        Consolidated operating costs and expenses increased by $314.8 million, or 51%, to $931.0 million for the year ended December 31, 2003. The increase in operating costs and expenses is a result of an increase in MEC constant-dollar operating costs and expenses of $291.3 million, an increase in Real Estate Business constant-dollar operating costs and expenses of $9.2 million and a $14.2 million increase in reported U.S. dollar costs and expenses due to the strengthening of the euro and Canadian dollar against the U.S. dollar.

        The increase in our Real Estate Business operating costs and expenses is due to an increase in depreciation associated with the conversion of certain leases from direct financing leases in 2002 to operating leases in 2003, and an increase in general and administrative expenses. These effects were partially offset by a decrease in interest expense in 2003.

        The increase in MEC operating costs and expenses was primarily caused by a significant impairment charge related to long-lived assets, racing licenses, and other intangible assets; operating costs from the full-year impact of the acquisitions of Lone Star Park at Grand Prairie, The Maryland Jockey Club and Flamboro Downs; higher purses and awards associated with higher wagering revenues; increases in general and administrative expenses; higher expenses for depreciation and amortization; and higher interest expenses.

  Gain (Loss) on Disposal of Real Estate

        In the year ended December 31, 2003, we recognized a loss on disposal of real estate of $0.1 million, compared to a gain on disposal of real estate of $15.3 million in the year ended December 31, 2002. The change was caused almost exclusively by the absence of gains on disposal of real estate at MEC in 2003, compared to gains on disposal of $15.2 million recorded by MEC in 2002. MEC intends to continue to sell the balance of its properties held for sale over the next two years in order to provide capital to grow and enhance its core racing operations.

  Dilution Loss

        In April 2002, MEC completed a public offering by issuing 23.0 million shares of its Class A Subordinate Voting Stock for aggregate cash consideration, net of share issue expenses, of $142.4 million. We recognized a loss of $10.7 million from its ownership dilution, from approximately 75% to approximately 59%, arising from the issue. The loss incurred was not deductible for income taxes purposes, as the issue was completed on a primary basis by MEC.

  Income Taxes

        In 2003, an income tax recovery of $40.7 million was recorded against a loss before income taxes and minority interest of $117.0 million, while in 2002, income tax expense of $9.6 million was provided against income before income taxes, minority interest and dilution loss of $25.5 million. The $10.7 million dilution loss in 2002 was not tax-effected, as the issuance of MEC's equity was completed on a primary basis. Included in the income tax expense is a future income tax charge of $6.1 million ($2.4 million for our real estate business and $3.7 million for MEC) recorded in the fourth quarter of 2004 as we were required to revalue upwards our net future tax liabilities related to our Canadian operations to reflect increases in corporate income tax rates in the Province of Ontario. Excluding the impact of the change in Ontario corporate income tax rates, income tax expense for our real estate business was higher by $1.8 million and income tax recovery for MEC was higher by $58.2 million.

  Minority Interest in MEC

        In 2003, we recorded a recovery related to the minority interest in MEC of $44.0 million, up from a recovery of $5.3 million in 2002. The change in minority interest expense for the period was caused by two factors: an increase in MEC's net loss before minority interest to $106.3 million in 2003, up from $16.6 million (which includes a dilution loss of $10.7 million) in 2002, and an increase in the average minority interest percentage in MEC from 37.3% in 2002 to 41.4% in 2003 as a result of the equity offering in April 2002.

  Net Income

        We had a net loss of $32.3 million in 2003, down from net income of $10.6 million in 2002. The change was caused by a $100.4 million increase in MEC's net loss before minority interest and dilution losses in 2003, the effect of which was partially offset by an $8.1 million increase in segment earnings for our real estate business, a $38.7 million increase in minority interest recovery, and a decrease in dilution losses of $10.7 million.

Supplementary Actual Consolidated Quarterly Financial Data (Unaudited)

	Year Ended December 31, 2003
	March 31	June 30	September 30	December 31	Total
Revenue:
Real Estate Business	$26,558	$29,168	$29,485	$30,969	$116,180
MEC	270,115	188,267	104,475	134,929	697,786

	296,673	217,435	133,960	165,898	813,966

Operating income (loss):
Real Estate Business	7,179	8,054	15,362	17,505	48,100
MEC	21,919	369	(25,467)	(161,831)	(165,010)

	29,098	8,423	(10,105)	(144,326)	(116,910)

Net income (loss):
Real Estate Business	4,070	4,641	10,930	10,331	29,972
MEC(1)	7,235	742	(9,556)	(60,737)	(62,316)

	11,305	5,383	1,374	(50,406)	(32,344)

Basic and diluted earnings (loss) per share(2)			$0.02	$(1.05)	$(1.03)

	Year Ended December 31, 2002
	March 31	June 30	September 30	December 31	Total
Revenue:
Real Estate Business	$19,238	$20,863	$23,021	$22,981	$86,103
MEC	248,162	122,064	63,708	106,396	540,330

	267,400	142,927	86,729	129,377	626,433

Operating income (loss):
Real Estate Business	9,590	10,078	7,953	7,849	35,470
MEC	31,303	76	(16,479)	(40,130)	(25,230)

	40,893	10,154	(8,526)	(32,281)	10,240

Net income (loss):
Real Estate Business	5,990	6,135	4,956	4,758	21,839
MEC(1)	13,913	(10,077)	(5,715)	(9,410)	(11,289)

	$19,903	$(3,942)	$(759)	$(4,652)	$10,550

(1)
Net income (loss) for MEC is net of minority interest and dilution losses.

(2)
Earnings (loss) per share are calculated based on MID's results from August 30 to December 31, 2003, the period during which MID's shares were effectively outstanding. See note 5 to consolidated financial statements for details.

OUTSTANDING SHARES

        As of the filing of this annual report, we had 45,582,083 Class A Subordinate Voting Shares and 548,238 Class B Shares outstanding. For further details, refer to note 17 of our consolidated financial statements.

DIVIDENDS

        Following the spin-off from Magna, no dividends were paid in 2003 on our Class A Subordinate Voting Shares or Class B Shares.

        Subsequent to December 31, 2003, our Board of Directors declared a dividend of $0.09 per Class A Subordinate Voting Share and Class B Share in respect of the three month period ended December 31, 2003.

CRITICAL ACCOUNTING POLICIES

  Overview

        The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make estimates that affect the amounts reported and disclosed in the consolidated financial statements. Management bases estimates on historical experience and various other assumptions that are believed to be reasonable in the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. On an ongoing basis, management evaluates its estimates. However, actual results could differ from those estimates under different assumptions or conditions.

        Our significant accounting policies are included in Note 1 to the consolidated financial statements presented in this annual report. Management believes the following critical accounting policies involve the most significant judgments and estimates used in the preparation of our consolidated financial statements.

  Real Estate Business

  Long-lived assets

        Our real estate business' most significant asset is its net investment in real estate properties. Properties are stated at cost less accumulated depreciation, reduced for impairment losses where appropriate. Cost represents acquisition and development costs, capitalized interest, and indirect costs wholly attributable to development. Management tests properties and other long-lived assets for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. If testing indicates that the carrying amount of an asset is not recoverable, an impairment loss would be measured as the amount by which the asset's carrying value exceeds its fair value. Impairment losses could have a material impact on our real estate business' results of operations and financial position.

        For properties and fixed assets not available for sale, our real estate business periodically assesses whether there are indicators of impairment. If such indicators are present, our real estate business completes a net recoverable amount analysis for the property by determining whether the carrying value of the property can be recovered through undiscounted future cash flows. If the sum of expected future cash flows, undiscounted and without interest charges is less than net book value, the excess of the net book value over the estimated fair value, based on discounted cash flows and appraisals, is charged to operations in the period in which such impairment is determined by management.

        When properties are identified by our real estate business as available for sale, the carrying amount is reduced, if necessary, to the estimated fair value less costs of disposal. Fair value is determined based upon discounted cash flows of the assets, appraisals and, if appropriate, current estimated net sales proceeds from pending offers.

        For real estate properties, depreciation is provided on a straight-line basis over estimated useful lives as follows: buildings over 20 to 40 years and parking lots and roadways over 10 years. Changes in the estimated useful lives of real estate properties could have a material effect on our results of operations.

        Accounting estimates related to long-lived assets are subject to significant measurement uncertainty and are susceptible to change as management is required to make forward-looking assumptions regarding cash flows and business operations.

  Lease Accounting and Revenue Recognition

        The leases with Magna (the "Leases") are triple-net leases under which the lessee is responsible for the direct payment of all operating costs related to the properties (including property taxes, insurance, utilities and routine repairs and maintenance). Revenues and operating expenses do not include any amounts related to operating costs paid directly by the lessees.

        Substantially all the Leases provide for either scheduled rent increases or periodic rent increases based on a local price index. Where periodic rent increases depend on a local price index, such rent increases are accounted for as contingent rentals and recognized in income in the applicable future years.

        Where we have retained substantially all the benefits and risks of ownership of its rental properties, leases with its tenants are accounted for as operating leases. Rental revenues under operating leases are recognized on a straight-line basis, whereby the scheduled lease payments are recognized in income over the term of the respective lease. The amount by which the straight-line rental revenue exceeds rents collected in accordance with the lease agreements is included in deferred rent receivable.

        Where substantially all the benefits and risks of ownership of its rental properties have been transferred to tenants, our leases are accounted for as direct financing leases. For properties under direct financing leases, we determine an implicit interest rate based on the cost of the subject property (or net book value where appropriate), the minimum lease payments and estimated residual value, and records finance income based on applying this implicit interest rate to the investment in the direct financing lease.

        For leases involving land and buildings, if the fair value of the land exceeds 25% of the consolidated fair value of the land and building at the inception of the lease, we evaluate the land and building separately in determining the appropriate lease treatment. In such circumstances, the land lease is typically accounted for as an operating lease; the building could be either an operating lease or direct financing lease, as appropriate.

        Residual values are the estimated fair market values of the properties at the end of the lease term. The initial net investment in direct financing leases includes the present value of the estimated residual value, which amount is implicitly accreted to the estimated residual value over the lease term. Management utilizes third party publications and its own historical experience to determine the estimated fair market values of the properties at the end of the lease term. Management reviews these estimates to evaluate whether they will be recoverable at the end of the lease term. Declines in residual values for direct financing leases are recognized as an immediate charge to income.

        Our real estate business' revenue recognition depends on estimates made by management. If these estimates are inaccurate, there is risk that revenues and income for a period may be overstated or understated.

MEC

  Impairment of Intangible and Long-Lived Assets

        MEC's most significant intangible assets are racing licenses, which represent the value attributed to licenses to conduct race meets acquired through its acquisition of racetracks. Intangible assets are evaluated for impairment on an annual basis or when impairment indicators are present. An impairment write-down to fair value would occur if discounted cash flows from operations net of the fair value of the long-lived assets were less than the carrying amount of the racing license.

        MEC's long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. If such indicators are present, MEC assesses the recoverability of the long-lived assets by determining whether the carrying value of such assets can be recovered through projected undiscounted cash flows. If the sum of expected future cash flow, undiscounted, and without interest charges, is less than net book value, the excess of the net book value over the estimated fair value, based on using discounted future cash flows and appraisals, is charged to operations in the period in which such impairment is determined by management.

        Accounting estimates related to intangibles and long-lived asset impairment assessments are "critical accounting estimates" because they are subject to significant measurement uncertainty and are susceptible to change as management is required to make forward-looking assumptions regarding cash flows and business operations. Any resulting impairment loss could have a material impact on MEC's results of operations and on the amount of assets reported on its balance sheet.

  Stock-Based Compensation

        The Canadian Institute of Chartered Accountants ("CICA") provides companies an alternative to accounting for stock-based compensation in CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments" ("CICA 3870"). For fiscal 2003, the pronouncement encourages, but does not require, companies to recognize an expense for stock-based awards based on their fair value at date of grant. CICA 3870 allows companies to continue to follow the intrinsic method, which does not give rise to an expense, provided that pro-forma disclosures are made of what net income (loss) and earnings (loss) per share would have been had the fair value method been used. MEC accounts for stock-based compensation under the intrinsic method and provides pro-forma disclosure as required by CICA 3870. In 2004, the newly amended CICA 3870 will require the use of the fair value method of accounting for stock-based compensation. See "?New Accounting Pronouncements and Developments" below.

  Contingencies/Litigation

        In the ordinary course of business, MEC may be contingently liable for litigation and claims with customers, suppliers and former employees. MEC's management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on MEC's financial position.

Real Estate Business and MEC

  Future Income Tax Assets

        At December 31, 2003, MEC had recorded future tax assets (net of related valuation allowances) in respect of loss carryforwards and other deductible temporary differences. MEC evaluates quarterly the realizability of its future tax assets by assessing its valuation allowance and by adjusting the allowance as necessary. The assessment considers forecasts of future taxable income and tax planning strategies that could be implemented to realize the future tax assets. Should operations not yield future taxable income or if tax planning strategies could not be implemented, there could be a material impact on MEC's consolidated tax expense or recovery and on the amount of future tax assets reported on its balance sheet.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Standards Adopted in 2003

  Disposal of Long-Lived Assets and Discontinued Operations

        In December 2002, the CICA amended Handbook Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations" ("CICA 3475"). CICA 3475 provides guidance on differentiating between assets held for sale and held for disposal other than by sale and on the presentation of discontinued operations. CICA 3475 applies to disposal activities initiated on or after May 1, 2003.

  Disclosure of Guarantees

        In February 2003, the CICA issued Accounting Guideline, "Disclosure of Guarantees" (AcG-14). This guideline provides assistance regarding the identification of guarantees and requires a guarantor to disclose the significant details of guarantees that have been given regardless of whether it will have to make payments under the guarantees. Although the disclosure requirements of this guideline have been largely harmonized with similar guidance from the Financial Accounting Standards Board ("FASB") in the U.S., unlike the U.S. standard, this guideline does not require the fair value recognition of guarantees on the balance sheet. This guideline came into effect for our first quarter of 2003.

Standards to be Adopted in 2004

  Financial Instruments

        In January 2004, the CICA amended Handbook Section 3860, "Financial Instruments—Disclosure and Presentation" ("CICA 3860"). CICA 3860 was amended to provide guidance for classifying certain financial instruments that embody obligations that may be settled by the issuance of the issuer's equity shares as debt when the instrument that embodies the obligations does not establish an ownership relationship. These new requirements are to be applied to fiscal years beginning on or after November 1, 2004.

  Stock-Based Compensation

        In November 2003, the CICA amended Handbook Section 3870 "Stock-based Compensation and Other Stock-based Payments" to require the expensing of all stock-based compensation awards for fiscal years beginning on or after January 1, 2004. MID plans to adopt these requirements in the quarter ended March 31, 2004, with application made on a retroactive basis. In 2003, we have continued to disclose the effect of stock-based compensation on a pro forma basis, as permitted under Section 3870.

  Generally Accepted Accounting Principles

        In July 2003, the CICA issued Handbook Section 1100, "Generally Accepted Accounting Principles" ("CICA1100"), which is effective for fiscal years beginning on or after October 1, 2003. CICA 1100 establishes standards for financial reporting in accordance with Canadian GAAP. It clarifies the relative authority of various accounting pronouncements and other sources of guidance within Canadian GAAP. The new standard eliminates "industry practice" as a possible source to consult. We will apply this new standard from January 1, 2004, and may make changes to its financial statement presentation as a result.

  Consolidation of Variable Interest Entities

        In June 2003, the CICA approved an Accounting Guideline, "Consolidation of Variable Interest Entities" (AcG-15). AcG-15 provides guidance on the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. AcG-15 applies to annual and interim periods beginning on or after November 1, 2004.

  Asset Retirement Obligations

        In March 2003, the CICA issued Handbook Section 3110, "Asset Retirement Obligations" ("CICA 3110"). CICA 3110 establishes standards for the recognition, measurement and disclosure of asset retirement obligations and the related asset retirement costs. CICA 3110 is to be applied to fiscal years beginning on or after January 1, 2004.

  Hedging Relationships

        In November 2002 and June 2003, the CICA approved proposed amendments to Accounting Guideline AcG-13, "Hedging Relationships" ("AcG-13"). AcG-13 provides guidance on the identification, designation, documentation and effectiveness of hedging relationships, for the purpose of applying hedge accounting, and for the discontinuance of hedge accounting. The amendments clarified certain of the requirements in AcG-13 and provided additional application guidance. AcG-13 is to be applied to hedging relationships in effect in fiscal years beginning on or after July 1, 2003.

        Although we do not expect any of the above pronouncements to have a material effect on its reported results of operation or financial position, it is still reviewing the pronouncements and their ultimate impact on our consolidated financial statements has not yet been determined.

COMMITMENTS, CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

  Commitments

        MEC has letters of credit issued with various financial institutions aggregating $26.9 million. These letters of credit are secured by cash deposits of MEC or use of its senior revolving credit facility.

        MEC has provided indemnities related to surety bonds and letters of credit issued in the process of obtaining licenses and permits at certain racetracks and to guarantee various construction projects related to activity of its subsidiaries. As of December 31, 2003, these indemnities amounted to $8.8 million with expiration dates through 2004.

        In connection with its acquisition of a controlling interest in The Maryland Jockey Club, Maryland Racing, Inc. ("MRI"), a wholly-owned subsidiary of MEC, agreed with the Maryland Racing Commission to spend a minimum of $15.0 million, ($5.0 million by August 31, 2003, an additional $5.0 million by December 31, 2003, and an additional $5.0 million by June 30, 2004) on capital expenditures and renovations to Pimlico Race Course, Laurel Park, Bowie Training Centre and their related facilities and operations. As a result of delays in permitting of several projects related to this commitment, $5.0 million had been spent by March 31, 2004 and the remaining $5.0 million, which was required to be spent by December 31, 2003, was placed in an escrow account to be applied to future capital expenditures and renovations.

  Contractual Obligations

        We have made commitments for future payment of long-term debt including capital lease obligations, obligations under operating and facility leases and construction commitments. At December 31, 2003, these contractual obligations were as follows:

	2004	2005	2006	2007	2008	Thereafter	Total
Real Estate Business:
Long-term debt principal	$570	$292	$316	$342	$370	$5,041	$6,931

	570	292	316	342	370	5,041	6,931

MEC:
Long-term debt principal	58,048	11,662	21,674	52,845	1,760	34,085	180,074
Operating and facility leases	7,029	2,121	1,312	427	423	1,780	13,092
Construction and development project commitments	30,400	—	—	—	—	—	30,400

	95,477	13,783	22,986	53,272	2,183	35,865	223,566

Consolidated	$96,047	$14,075	$23,302	$53,614	$2,553	$40,906	$230,497

  Contingencies

        In the ordinary course of business activities, we may be contingently liable for litigation and claims with customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on our financial position.

        In April 2004, MEC announced that it will be proceeding with a major redevelopment of its Gulfstream Park racetrack, subject to obtaining all required permits and entitlements. The project will include significant modifications and enhancements to the racing surfaces and stable area, including the construction of a new, wider turf course. It will also include the construction of a modern clubhouse/grandstand offering an array of restaurants, bars and entertainment facilities. The redevelopment project is budgeted to cost approximately $120 million. The new clubhouse/grandstand facility is expected to be operational for the 2006 Gulfstream Park race meet.

        MEC's goal is to minimize the disruption to the 2005 Gulfstream Park race meet during the construction period. To that end, it is MEC's expectation that the new racing surfaces will be completed prior to the start of the 2005 meet. However, since the project will entail the demolition of a substantial portion of the current buildings and related structures, temporary facilities will need to be erected to house the 2005 meet. MEC will record a write-down in the amount of approximately $25.0 million in the second quarter of 2004 in connection with the redevelopment. The need for such a write-down has been previously disclosed in MEC's public filings where it described the proposed redevelopment of Gulfstream Park.

        Although the redevelopment will be scheduled to minimize any interference with Gulfstream Park's racing season, with a project of this magnitude, there will be a temporary disruption of Gulfstream Park's operations during the 2005 meet and there is a risk that the redevelopment will not be completed according to schedule. Any interference with the racing operations during a meet would result in a reduction in the revenues and earnings generated at Gulfstream Park during that meet.

        MEC is considering a redevelopment of the entire stable area and racetrack surfaces at Laurel Park (the "Laurel Park Redevelopment"). In the event this development were to proceed as currently contemplated, the Laurel Park Redevelopment would include the construction of new barns, dormitories and grooms' quarters. The aggregate carrying value at December 31, 2003 of the assets that would be demolished if the Laurel Park Redevelopment is completed is approximately $3.2 million. If MEC decides to proceed with the Laurel Park Redevelopment and obtains the approval of its Board of Directors, a reduction in the expected life of the existing assets would occur and a write-down of assets would be necessary. If MEC proceeds, the project would be scheduled to minimize any interference with Laurel Park's racing season, however, with a project of this magnitude, there will likely be a temporary disruption of Laurel Park's operations during the racing season and there is a risk that the redevelopment will not be completed according to schedule. Any interference with the racing operations would result in a reduction in the revenues and earnings generated at Laurel Park during that season and could materially adversely affect Laurel Park's operating results.

        MEC's Bay Meadows lease has been extended through December 31, 2004. Although MEC intends to seek an extension beyond the end of 2004, MEC is continuing to explore alternative venues, including vacant land that has been purchased in Dixon, California for future development of a thoroughbred racetrack with an associated retail shopping and entertainment complex. This project, which is still in the early stages of planning, is subject to regulatory and other approvals. At this time, MEC is uncertain as to the likelihood of renewing the Bay Meadows lease beyond December 31, 2004 or the terms upon which such renewal may be achieved. If this lease is not renewed on comparable terms or at all, or an alternative venue is not arranged, MEC's operating results would be materially adversely affected.

        The Maryland Operating Agreement between The Maryland Jockey Club and the owner of Rosecroft Raceway is in effect from June 9, 2004 through September 15, 2004, unless terminated or extended by mutual agreement of the parties. If the current arrangement is not renewed on comparable terms and the operating restrictions, which applied from April 19, 2004 to June 9, 2004 were to come into effect after September 15, 2004 for the remainder of 2004, the potential negative impact to MEC's earnings before income taxes in 2004 is estimated to be approximately $1.4 million.

        In December 2003, MEC entered into an agreement to sell the real property and buildings of its wholly-owned subsidiary, MI Racing Inc., which owns and operates Great Lakes Downs, for approximately $4.2 million, which represents the net book value of these assets. The closing of the sale is subject to a number of outstanding conditions including regulatory approval and a leaseback arrangement. In January 2004, MEC formally requested the transfer of the racetrack license to the purchaser. A hearing to review the transfer of the racetrack license has been scheduled for June 29, 2004. Following the successful transfer of the racetrack license, MEC will enter into a lease arrangement pursuant to which MEC will continue as the facility operator of Great Lakes Downs.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

  Currency Risk

        Our primary exposure to market risk is with respect to investments made in currencies other than the U.S. dollar. Fluctuations in the U.S. dollar's value relative to other currencies (in particular, the euro and the Canadian dollar) will result in fluctuations in the reported U.S. dollar value of assets, liabilities, shareholder's equity, net income, and cash flow. We have generally not entered into derivative financial arrangements for currency hedging purposes, and has not and will not enter into such arrangements for speculative purposes.

  Credit Risk

        Substantially all of our real estate business' accounts receivable are due from the Magna group. Magna has an investment-grade credit rating from Standard and Poor's and Dominion Bond Rating Service, which mitigates our credit concentration risk.

        Cash and cash equivalents, which consist of short-term investments including commercial paper, are only invested in governments and corporations with an investment grade credit rating. Limiting the amount that is invested in any one government or corporation further reduces credit risk.

        MEC, in the normal course of business, settles wagers with other racetracks and is thereby exposed to credit risk. These receivables are generally not a significant portion of MEC's total assets and are comprised of a large number of accounts.

  Interest Rate Risk

        MEC, and to a lesser degree our real estate business, are exposed to interest rate risk. Interest rates are sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors beyond our control. Based on interest rates at December 31, 2003 and current credit facilities, a 1% per annum increase or decrease in interest rates on our short-term credit facilities and other variable-rate borrowings would not materially affect our annual future earnings or cash flows. Based on borrowing rates currently available to MEC, the carrying amount of its debt approximates its fair value.

        In order to mitigate a portion of the interest rate risk associated with its variable rate debt, MEC has entered into an interest rate swap contract. Under the terms of this contract, MEC receives a LIBOR-based variable interest rate and pays a fixed rate of 6% on a notional amount of $51.1 million as at December 31, 2003. The maturity date of this swap contract is November 30, 2004.

RELATED PARTY TRANSACTIONS

        Please refer to note 21 to the consolidated financial statements in this annual report.

B. LIQUIDITY AND CAPITAL RESOURCES

  Real Estate Business

        The outstanding long-term debt in our real estate business at December 31, 2003 was $6.9 million related to mortgages on two properties. Our real estate business had $30.1 million of cash and cash equivalents at December 31, 2003, with cash net of long-term debt standing at $23.2 million.

        Our real estate business generated pro forma funds from operations of $87.3 million in 2003. Our real estate business' shareholder equity was $1.24 billion at December 31, 2003.

        Effective September 25, 2003, we entered into a $50.0 million credit facility agreement with a Canadian chartered bank. Amounts may be drawn under the facility in either U.S. or Canadian dollars. Interest on drawn amounts is calculated based on an applicable margin determined by our real estate business' ratio of funded debt to earnings before interest, taxes, depreciation and amortization. Currently, we are subject to the lowest applicable margin available, with drawn amounts incurring interest at LIBOR or bankers' acceptance rates plus 1.25%, or base or prime rate plus 0.25%. The facility is unsecured. We currently pay a commitment fee of 0.30% per annum on undrawn amounts. The credit facility contains negative and affirmative financial and operating covenants. At December 31, 2003, we were in compliance with all of these covenants. The facility has a term of 364 days and matures on September 24, 2004, at which time it may be converted into a one-year term loan. The amount available under the facility at December 31, 2003 was $50.0 million.

        Management believes that our real estate business could access additional capital based on the fact that our real estate business' real estate portfolio, which had a net book value of $1.23 billion at December 31, 2003, is almost entirely unleveraged. Our real estate business believes that its cash resources, funds from operations, and available third-party borrowings will be sufficient to finance its operations and capital expenditure program. Additional acquisition and development activity will depend on the availability of suitable investment opportunities and related financing.

  MEC

        The total of MEC's outstanding long-term debt, note obligations and bank indebtedness was $395.7 million at December 31, 2003. At that date, MEC had cash and cash equivalents of $99.8 million and total shareholders' equity including minority interest of $671.2 million. MEC also had unused and available credit facilities of approximately $31.7 million.

        MEC's net working capital, excluding cash and cash equivalents and bank indebtedness, was ($24.2) million at March 31, 2004, compared to ($45.3) million at December 31, 2003. The increased investment in net working capital, excluding cash and cash equivalents and bank indebtedness, was primarily related to higher levels of restricted cash, accounts receivable, prepaid expenses and other, partially offset by increases in accounts payable and other liabilities.

        MEC's $50.0 million credit agreement with respect to its senior, revolving credit facility has been amended and extended to October 8, 2004. The facility is secured by a first charge on the assets of Golden Gate Fields and a second charge on the assets of Santa Anita Park and is guaranteed by certain of MEC's subsidiaries which own and operate Golden Gate Fields, Gulfstream Park and Santa Anita Park and operate Bay Meadows. At March 31, 2004, MEC had no borrowings under this facility, but had issued letters of credit totaling $21.5 million.

        In June 2003, MEC issued $150.0 million of 8.55% convertible subordinated notes, which are convertible at any time at the option of the holders into shares of MEC Class A Subordinate Voting Stock at a conversion price of $7.05 per share, subject to adjustment under certain circumstances, and mature on June 15, 2010. The notes are redeemable at the principal amount together with accrued and unpaid interest, at MEC's option, under certain conditions on or after June 2, 2006. At December 31, 2003, all of the notes remained outstanding.

        In December 2002, MEC issued $75.0 million of 7.25% convertible subordinated notes, which are convertible at any time at the option of the holders into shares of MEC's Class A Subordinate Voting Stock at a conversion price of $8.50 per share, subject to adjustment under certain circumstances, and mature on December 15, 2009. The notes are redeemable at the principal amount together with accrued and unpaid interest, at MEC's option, under certain conditions on or after December 21, 2005. At December 31, 2003, all of the notes remained outstanding.

        One of MEC's subsidiaries, The Santa Anita Companies, Inc., is party to a secured term loan facility, which bears interest at LIBOR plus 2.2% per annum. MEC has entered into an interest rate swap contract and fixed the rate of interest at 6% per annum to November 30, 2004, the maturity date of the term loan facility. The fair value of this swap contract was an unrealized loss of $1.2 million at December 31, 2003, which has not been recognized on the balance sheet as it represents a hedge of MEC's exposure to variable interest rates under the facility. Any remaining payments or receipts from this swap contract will be recognized as interest expense in 2004. At March 31, 2004, $50.1 million was outstanding under this fully drawn term loan facility. MEC expects to renegotiate and extend this debt arrangement.

        In the three months ended March 31, 2004, one of MEC's European subsidiaries entered into a Euro denominated term loan facility, secured by a first and second mortgage on land in Austria owned by the European subsidiary, which bears interest at the European Interbank Offered Rate ("EURIBOR") plus 2% per annum. At March 31, 2004, $18.2 million was outstanding on this facility which matures on December 15, 2006.

        One of MEC's subsidiaries has issued a promissory note denominated in Canadian dollars, secured by two first mortgages and a debenture against Flamboro Downs racetrack and related real estate. At

December 31, 2003, the note is valued at $38.1 million and is repayable in annual installments of $1.9 million with the remaining amount due in June 2007.

        One of MEC's European subsidiaries is party to a Euro-denominated term loan facility, secured by a pledge of land and a guarantee by MEC, which bears interest at 4% per annum. At December 31, 2003, $18.9 million was outstanding on this facility, which matures on February 9, 2007.

        Also, two of MEC's subsidiaries, which are part of The Maryland Jockey Club, are party to secured term loan facilities which bear interest at 3.7% and 7% per annum, respectively. Both term loans have interest rate adjustment clauses which reset to the market rate for a U.S. Treasury security of an equivalent term plus 2.6% at set dates prescribed in the agreements. At December 31, 2003, $18.7 million and $4.7 million, respectively, were outstanding under these fully drawn term loan facilities which mature on December 1, 2013 and June 7, 2017, respectively.

        On November 27, 2002, contemporaneous with MEC's acquisition of The Maryland Jockey Club, MEC granted the remaining minority interest shareholders of The Maryland Jockey Club the option to sell such interest to MEC at any time during the first five years after closing of the acquisition. A cash payment of $18.3 million plus interest will be required on exercise of the option. At December 31, 2003, this obligation has been reflected on MEC's balance sheet as long-term debt due after one year.

        As of December 31, 2003, one of MEC's subsidiaries had borrowed $6.7 million under a $10.0 million revolving credit loan facility to fund capital expenditures. The indebtedness under the facility is secured by deeds of trust on land, buildings and improvements and by security interests in all other assets of the subsidiary and certain affiliates of The Maryland Jockey Club. The advances under the facility bear interest at either the U.S. Prime Rate or LIBOR plus 2.6% per annum.

        At March 31, 2004, MEC had cash and cash equivalents of $102.4 million and total shareholders' equity of $672.3 million. At March 31, 2004, MEC also had unused credit facilities of approximately $29.8 million.

        At March 31, 2004, MEC was in compliance with all of its debt agreements and related covenants. MEC's ability to continue to meet these financial covenants may be adversely affected by a deterioration in business conditions or MEC's results of operations, adverse regulatory developments and other events beyond its control. In particular, it is possible that MEC may not be able to meet the financial covenants under its $50.0 million senior revolving credit facility at the quarterly reporting dates during the remaining term of the facility, which expires on October 8, 2004 unless the facility is extended with the consent of both parties. If MEC fails to comply with these financial covenants and the bank is unwilling to waive such a covenant breach, it will result in the occurrence of an event of default under the facility, in which case the bank may terminate the facility, demand repayment of all amounts borrowed by MEC and require adequate security or collateral for all outstanding letters of credit under the facility. At March 31, 2004, MEC had no borrowings and had issued letters of credit totaling $21.5 million under the facility.

        In order to fully implement MEC's strategic plan, including the recently announced redevelopment of Gulfstream Park, and capitalize on future growth opportunities, MEC will be required to seek additional debt, equity and/or other financing through public or private sources which could include us. MEC may also decide to sell some of MEC's real estate holdings, golf courses and other assets in order to finance certain portions of MEC's strategic plan. If such additional financing and sources of funds are not available to MEC as needed, or on terms that are acceptable to MEC, MEC may not be able to fully implement its strategic plan. MEC believes that its current cash resources, cash flow from its racing and real estate operations, including proceeds from the anticipated sales of properties held for sale and other assets, and available borrowings under MEC's credit and loan facilities described above, assuming the extension or renewal of those facilities, will be sufficient to finance MEC's operations and the balance of MEC's capital expenditure program during the next year.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

        We are a real estate operating company engaged in the ownership, development, management, leasing and acquisition of income-producing industrial and commercial real estate properties, and therefore, we do not engage in research and development, patents and licenses.

D. TREND INFORMATION

        The Magna group, which operates in the automotive sector, contributes in excess of 99% of the rental revenues of our real estate business. Hence the trends in the automotive sector have an impact on our real estate business. A number of trends have had a significant impact on the global automotive industry, including:

  •
  increased pressure by automobile manufacturers on automotive components suppliers to reduce their prices and bear additional costs;

  •
  globalization and consolidation of the automotive industry, including both automobile manufacturers and automotive components suppliers;

  •
  the evolving role of independent automotive components suppliers and their progression up the "value chain";

  •
  increased out-sourcing and modularization of vehicle production;

  •
  increased prevalence of lower volume "niche" vehicles built off high volume global vehicle platforms; and

  •
  growth of foreign-based automobile manufacturers in North America and Europe.

E. OFF-BALANCE SHEET ARRANGEMENTS

        Our real estate business did not have any significant off-balance sheet financing arrangements during the year ended December 31, 2003.

        MEC's off-balance sheet financing arrangements are limited to operating lease contracts as described above under "Operating Results—Commitments, Contractual Obligations and Contingencies—Contractual Obligations."

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

        The following table provides the name, municipality of residence, position held with us and principal occupation of each of our directors and senior management:

Name and Municipality of Residence	Position Held with MID	Principal Occupation
Frank Stronach Oberwaltersdorf, Austria	Chairman of the Board	Partner, Stronach & Co. (Consultant)
Barry B. Byrd(1)(2) Palm Beach, Florida	Director	Partner, Pineiro, Wortman & Byrd, P.A.
William G. Davis(1) Brampton, Ontario	Director	Counsel, Torys LLP
Philip K. Fricke(1)(2) Mahwah, New Jersey	Director	President, PFK Financial Consultants
Manfred Jakszus(2) Moedling, Austria	Director	Independent investor and real estate developer
Brian V. Tobin Toronto, Ontario	Director, Chief Executive Officer	Chief Executive Officer of our company
Andrew A.L. Blair Toronto, Ontario	Executive Vice-President and Chief Operating Officer	Executive Vice President and Chief Operating Officer of our company
Edward C. Hannah Burlington, Ontario	Executive Vice-President, Corporate Development, Secretary and General Counsel	Executive Vice-President, Corporate Development, Secretary and General Counsel of our company
John D. Simonetti Toronto, Ontario	Vice-President, Finance and Chief Financial Officer	Vice-President, Finance and Chief Financial Officer of our company

(1)
Member of the Compensation and Corporate Governance Committee, chaired by William G. Davis

(2)
Member of the Audit Committee, chaired by Philip K. Fricke

        As at June 23, 2004, our directors and officers as a group (nine persons) beneficially owned, directly or indirectly, or exercised control over 2,262,243 of our outstanding Class A Subordinate Voting Shares, representing approximately 5.0% of our outstanding Class A Subordinate Voting Shares, and 465,006 of our outstanding Class B Shares, representing approximately 84.8% of our outstanding Class B Shares.

        Directors are elected to serve until the next annual meeting of our shareholders. Officers serve at the pleasure of our board of directors.

        Certain background concerning our directors and officers, including their principal occupations over the last five years, is summarized below.

  Frank Stronach—Chairman of the Board

        Mr. Stronach is the founder and Chairman of Magna, the world's most diversified supplier of automotive components, systems and modules. See "Business Overview—Description of Magna" contained in Item 4 of this annual report. Mr. Stronach was born in Weiz, Austria and immigrated to

Canada in 1954 with a working background in tool and machine engineering. In 1957, he formed a tool and die company in Toronto, Multimatic Investments Limited, which subsequently expanded into the production of automotive components. In 1969, Multimatic Investments Limited merged with Magna Electronics Corporation Limited (which ultimately became Magna International Inc.), with Mr. Stronach as one of the controlling shareholders. Under Mr. Stronach's leadership, Magna launched a major North American expansion in the mid to late 1980s and a major global expansion in the early 1990s which saw Magna broaden its base of operations in Europe, Asia and South America. Mr. Stronach has served on numerous corporate, government and university boards and has provided assistance to a wide range of charitable and community service organizations. He is the recipient of numerous honourary degrees and awards, including induction into the Canadian Business Hall of Fame. In 1999, Mr. Stronach became the founder and Chairman of MEC, which in a few short years has become North America's number one owner and operator of horse racetracks, based on revenues, as well as one of the world's leading simulcastors of live horse racing content. Mr. Stronach is a leading owner of thoroughbred racehorses in North America.

  Barry B. Byrd—Director

        Mr. Byrd has been a partner of the law firm of Pineiro, Wortman & Byrd, P.A. in Palm Beach Gardens, Florida, since February of 2003. Prior to co-founding his current law firm, Mr. Byrd practised with Watterson, Hyland & Klett, P.A. in Palm Beach Gardens, Florida since 1996. Mr. Byrd has been practising law in the State of Florida for over 23 years and has been certified as a real estate specialist by the Florida Bar Association. He has been involved with numerous civic organizations in Palm Beach County, such as the Northern Palm Beaches Chamber of Commerce, where he acted as both President and director and the Abacoa Partnership for Community, where he is currently a director and the Chairperson. Mr. Byrd earned his B.A. in economics in 1977 and his J.D. in 1979, both from Stetson University, Florida.

  William G. Davis—Director

        Mr. Davis has served as Counsel to Torys LLP, an international law firm, since 1985. Mr. Davis is the former Premier of the Province of Ontario (1971 to 1985). Mr. Davis is also a director of MEC, First American Financial Corporation and First American Title Insurance Company, Magellan Aerospace Corporation, NIKE Canada, Ltd., St. Lawrence Cement, BPO Properties Ltd. and Home Capital Group Inc. He is also Vice-Chairman of the International Advisory Council of Power Corporation of Canada.

  Philip K. Fricke—Director

        Mr. Fricke is the founder and President of PKF Financial Consultants, Inc., a strategic and financial planning, execution and communications firm for public companies that he started in 2001. Prior to that, Mr. Fricke spent more than 25 years working on Wall Street as a "sell side" securities analyst covering the automotive sector, principally at LF Rothschild, Goldman Sachs, and Prudential Securities, and most recently at CIBC Oppenheimer from September 1998 to November 1999 and at First Union Securities from January 2000 to March 2001. Mr. Fricke holds a B.A. in psychology, M.A. in psychology, and M.B.A. in finance and economics, all from Fairleigh Dickinson University.

  Manfred Jakszus—Director

        Mr. Jakszus is an independent investor and developer of real estate projects in Austria. Between 1980 and 1990, he held the position of head of facility management at Austrian Central Bank. Mr. Jakszus co-founded IG-Immobilien, the Austrian Central Bank's real estate subsidiary, in 1991. As managing director of IG-Immobilien from 1991 until 2002, Mr. Jakszus established administration, facilities management and real estate development departments. He also acted as chief executive officer of two real estate companies in Brussels and Amsterdam in the 1990s and has been involved in the development and renting of industrial real estate and shopping malls. Mr. Jakszus retired as managing director of IG-Immobilien in 2002.

  Brian V. Tobin—Director, Chief Executive Officer

        Mr. Tobin was appointed Chief Executive Officer effective March 1, 2004. Prior to that he served as Strategic Advisor to Fraser, Milner, Casgrain LLP, a major Canadian law firm, after his retirement from politics in January of 2002. Mr. Tobin also serves as Strategic Advisor to Borealis Capital Corporation. Mr. Tobin served as the Federal Minister of Industry from October 2000 until January 2002. He served as the Premier of Newfoundland and Labrador from 1996 until 2000, prior to which time he was Federal Minister of Fisheries and Oceans (1993 to 1996) and a member of Canadian Parliament (1980 to 1996). Mr. Tobin is a director of Rally Energy Corp., CHC Helicopter Corporation, the Canadian Recording Industry Association and Kruger Inc., where he also acts as Vice-Chairman. Mr. Tobin is the Co-Chair of an advisory council to the Innu Healing Foundation and a member of the Board of the Canadian Youth Business Foundation.

  Andrew A.L. Blair—Executive Vice-President and Chief Operating Officer

        Mr. Blair joined MID in August 2003. Prior to that he was an Executive Vice-President of Magna since the spring of 2003. Prior to joining Magna, he was the Executive Vice-President and Chief Operating Officer of TrizecHahn Development Corporation in California. From 1996 through 1998, he was Executive Vice-President of The Hahn Company and, from 1995 to 1996, Senior Vice-President of Trizec Canada Inc. (formerly Horsham Corporation). Prior to 1995, Mr. Blair was a senior partner in a major Canadian law firm. He has extensive experience in real estate development and property management and in a wide range of merger and acquisition and financing transactions.

  Edward C. Hannah—Executive Vice-President Corporate Development, Secretary and General Counsel

        Edward C. Hannah has served as our Executive Vice-President Corporate Development, Secretary and General Counsel since March 2004 and as Executive Vice-President, Secretary and General Counsel since August 2003. Prior to that, he served as Executive Vice-President, Corporate Development and General Counsel of MEC from August 2002 to August 2003 and as Vice-President and General Counsel of MEC from June 2001 to August 2002. Prior to joining MEC, Mr. Hannah served for approximately eight months as Senior Vice-President and a director of Headline Media Group Inc., a public corporation listed on the Toronto Stock Exchange. From April to November 2000, Mr. Hannah was a consultant to a venture capital firm associated with Headline Media Group Inc. Prior to that time, he was a partner in the Canadian law firm of Davies Ward Phillips & Vineberg since 1985.

  John D. Simonetti—Vice-President, Finance and Chief Financial Officer

        Mr. Simonetti, a chartered accountant, became Vice-President and Chief Financial Officer of MID in August 2003. Mr. Simonetti joined Magna in 1995. Most recently Vice-President, Taxation of Magna, Mr. Simonetti previously held the position of Assistant Vice-President, Taxation of Magna from September 1997 to December 1998, and has been involved in a broad range of financings, acquisitions, restructurings and other transactions for Magna and its operating groups, including our company. Prior to joining Magna, Mr. Simonetti was employed by Coopers & Lybrand in Toronto from 1985 to 1995, where his last position held was that of Tax Principal.

B. COMPENSATION

Senior Management

        The following sets out a summary of all compensation earned by our senior management during 2003.

	Annual Compensation(1)				Long-Term Compensation
Name and Principal Position(2)	Year(3)	Salary(4)	Bonus	Other(5)	Securities Under Options Granted(6)	All Other Compensation
Werner Czernohorsky(7) Deputy Chairman and President	2003	$121,154	$371,000	—	150,000	—
William Biggar(8) President and Chief Executive Officer	2003	$38,250	$264,814	—	150,000	—
Andrew Blair Executive Vice-President and Chief Operating Officer	2003	$38,250	$263,167	—	75,000	—
Edward Hannah Executive Vice-President, Secretary and General Counsel	2003	$130,341	$125,514	—	100,000	—
John Simonetti Vice-President, Finance and Chief Financial Officer	2003	$55,265	$78,571	—	50,000	—

(1)
Unless indicated otherwise, all amounts for fiscal 2003 were paid or are payable in U.S. dollars.

(2)
Each member of our senior management commenced his position on August 29, 2003.

(3)
2003 refers to the period running from August 29, 2003 to December 31, 2003.

(4)
On an annualized basis, the base salary in fiscal 2003 of Mr. Czernohorsky was $350,000, of Messrs. Blair and Biggar was $110,500, of Mr. Hannah was Cdn.$500,000 and of Mr. Simonetti was Cdn.$212,000.

(5)
Perquisites and other personal benefits did not exceed the lesser of Cdn.$50,000 and 10% of the total annual salary and bonus for our senior management.

(6)
These are options to acquire Class A Subordinate Voting Shares issued by us.

(7)
Mr. Czernohorsky became Deputy Chairman and President, Construction Group on August 29, 2003 and President on January 13, 2004. He resigned as President and Deputy Chairman and as a director on March 15, 2004. We paid Mr. Czernohorsky a lump sum retiring allowance of $1.5 million and amended his stock option agreement to permit the exercise of the stock options held by him at any time until the specified expiry date.

(8)
Mr. Biggar became President and Chief Executive Officer on August 29, 2003. He resigned as President and Chief Executive Officer of the Corporation on January 13, 2004 and as an employee on January 29, 2004. We paid Mr. Biggar a lump sum retiring allowance of $1.0 million and amended his outstanding stock option agreement to permit the exercise of the stock options held by him at any time until the specified expiry date, subject to the existing vesting provisions.

Directors

        Frank Stronach, our Chairman of the Board, was paid a salary of $66,667 for the period commencing August 29, 2003 to December 31, 2003, which on an annualized basis reflects a base salary of $200,000. Directors who are not also officers or employees of our company are paid an annual retainer fee of $30,000, a fee of $1,000 per meeting for attendance at meetings of the board and its committees, and a fee of $1,500 per day for travel days. Outside directors who serve on the committees of the board receive an annual retainer of $4,000, with the chairman of the Audit Committee and of the Corporate Governance and Compensation Committee receiving an additional $8,000 annual retainer fee.

        In recognition of past service and to more closely align the interests of non-management directors with the our shareholders, and pursuant to the Stock Option Plan, each of the four (4) non-management directors were granted options in respect of 10,000 Class A Subordinate Voting Shares on September 16, 2003 for a term of ten years ending September 16, 2013 at an exercise price of Cdn. $31.85, with 20% of the options vesting on the date of grant and a further 20% of the original grant on each anniversary of the grant date. This exercise price equaled the TSX closing price on the trading day immediately preceding the date of grant.

        Mr. Tobin who was a non-management director on September 16, 2003 also received options on the same date in respect of 10,000 Class A Subordinate Voting Shares on the same terms. Mr. Tobin was appointed our Chief Executive Officer effective March 1, 2004 and, as a result of that appointment, ceased to be a non-management director. The Corporate Governance and Compensation Committee has allowed Mr. Tobin to keep these options, subject to the vesting provisions.

        Effective November 3, 2003, we established the Non-Employee Director Share-Based Compensation Plan (the "DSP Plan") which provides for a deferral of up to 100% of an outside director's total annual cash remuneration from us (including Board and committee retainers, meeting attendance fees, work and travel day payments and written resolution fees), at specified levels elected by each director, until such director ceases to be a director for any reason. The amounts deferred are reflected in deferred share units allocated under the DSP Plan-i.e. notional units whose value reflects the market price of our Class A Subordinate Voting Shares at the time that the particular payment(s) to the director would become payable. The value of a deferred share unit will appreciate (or depreciate) with increases (or decreases) in the market price of our Class A Subordinate Voting Shares. The DSP Plan also takes into account any dividends paid on the Class A Subordinate Voting Shares. Under the DSP Plan, when a director leaves the Board, he/she receives (within a prescribed period of time) a cash payment equal to the then value of his/her accrued deferred share units, net of withholding taxes. Currently Mr. Byrd is the only director who has elected to participate and he has elected to participate in the DSP Plan as to 50% of his total annual cash remuneration from us.

Indebtedness of Directors and Senior Officers

        None of our present or former directors, or senior officers or those of our subsidiaries, nor any associates of such persons, are or were indebted to us at any time during 2003.

Employment Agreements

        Each of Messrs. Blair, Hannah and Simonetti is currently employed under an employment contract entered into effective August 29, 2003. We entered into an employment contract with Mr. Biggar effective August 29, 2003. Mr. Biggar resigned as our President and Chief Executive Officer, effective January 13, 2004 and as an employee, effective January 29, 2004. Mr. Biggar's employment contract terminated on January 29, 2004. We entered into an employment contract with Mr. Czernohorsky effective August 29, 2003. Mr. Czernohorsky resigned as our President, Deputy Chairman and a director and an employee, effective March 15, 2004 and his employment contract terminated as at the same date. Mr. Tobin entered in an employment contract, effective March 1, 2004, when he became our Chief Executive Officer. The existing employment contracts for Messrs. Tobin, Blair, Hannah and Simonetti, and the previous employment contracts for Messrs. Biggar and Czernohorsky, provide (i) in fiscal 2003 for the base salaries disclosed above, and in fiscal 2004 and thereafter for base salaries of $500,000 for Mr. Tobin, of $350,000 for Messrs. Biggar and Czernohorsky, of $325,000 for Messrs. Blair and Hannah and of $200,000 for Mr. Simonetti, (ii) annual cash bonuses based, for fiscal 2004, on a specified percentage of our consolidated pre-tax profits before profit sharing (excluding MEC and its subsidiaries) (in Mr. Tobin's case, he has a guaranteed annual cash bonus of at least $700,000), (iii) commencing fiscal 2004, the maintenance of the ownership of a minimum number of Class A Subordinate Voting Shares, (iv) confidentiality obligations, and (v) non-solicitation and non-competition restrictions. Each employment contract provides that employment may be terminated by us either by giving twelve (12) months' advance written notice of termination or by paying a retiring allowance equal to twelve (12) months' base salary and cash bonus (based on the allocated percentage of pre-tax profits before profit sharing).

        As at March 23, 2004, the maximum total amount potentially payable by us pursuant to the outstanding employment contracts referred to above for severance is approximately $3.5 million in the aggregate. No notice or severance payment is required for a termination for just cause or on voluntary resignation under any of the preceding employment contracts, nor are payments required to be made in the event of a change of control of us.

Stock Option Plan

        Stock options provide a mechanism to link long-term compensation to share price performance and are an important incentive tool for both motivating and retaining employees over the long-term. We adopted our stock option plan just prior to the completion of the spin-off transaction on August 29, 2003 whereby we became a public company.

        Under our stock option plan, we do not provide any financial assistance to participants in order to facilitate the purchase of Class A Subordinate Voting Shares thereunder. As at December 31, 2003, options to purchase an aggregate of 575,000 Class A Subordinate Voting Shares at Cdn.$31.85 per share were issued and unexercised under the Stock Option Plan. The vesting period was four years, with an expiration date of September 16, 2013. No options to purchase Class A Subordinate Voting Shares had been exercised as at December 31, 2003 and options to purchase an aggregate 2,275,000 Class A Subordinate Voting Shares remain available for grant under the Stock Option Plan as at December 31, 2003.

        The maximum number of our shares for which options may be granted in aggregate under our proposed stock option plan is 2,850,000 of our Class A Subordinate Voting Shares (such shares representing approximately 5.9% of the total of our outstanding Class A Subordinate Voting Shares and Class B Shares outstanding as of December 31, 2003), subject to certain customary anti-dilutive adjustments. The option price for any option granted under our stock option plan is established at the time of the grant, but cannot be less than the closing price of our Class A Subordinate Voting Shares on the Toronto Stock Exchange (with respect to options denominated in Canadian dollars) and on the New York Stock Exchange (with respect to options denominated in U.S. dollars) on the trading day immediately prior to the date of the grant. Each option is exercisable in such manner as determined at the time of the grant, and options granted are for terms not exceeding 10 years. Our stock option plan specifically provides that:

  (a)
  the number of our shares reserved for issuance pursuant to stock options granted to insiders may not exceed 10% of our then outstanding Class A Subordinate Voting Shares and Class B Shares;

  (b)
  the number of shares issuable to insiders within a one-year period may not exceed 10% of our then outstanding Class A Subordinate Voting Shares and Class B Shares;

  (c)
  the number of shares issuable to any one insider and that insider's associates, within a one-year period, must not exceed 5% of our then outstanding Class A Subordinate Voting Shares and Class B Shares; and

  (d)
  the number of our shares reserved for issuance to any one person pursuant to options may not exceed 5% of our then outstanding Class A Subordinate Voting Shares and Class B Shares.

        Our stock option plan is administered by the Corporate Governance and Compensation Committee of our Board of Directors. The option price is payable in cash at the time of exercise or, at the discretion of this committee, by delivery of other consideration.

        Our Board of Directors are able, subject to regulatory approval and (where required) the approval of our shareholders, to amend, revise, suspend or discontinue our stock option plan, in whole or in part, provided that no such amendment, revision, suspension or discontinuance, without the consent of a participant, alters or impairs the participant's right or rights previously granted under the plan. There are currently 645,000 options outstanding under our stock option plan.

C. BOARD PRACTICES

Directors and Senior Management

        Directors are elected to serve until the next annual meeting of our shareholders. Officers serve at the pleasure of our board of directors. There are no contracts, arrangements or understandings between the named directors and officers and any other person pursuant to which they were selected as directors or officers, except as described in this Item 6. We provide for indemnification of directors and officers pursuant to our articles of amalgamation to the fullest extent provided in Section 136 of the Business Corporations Act (Ontario) (the "OBCA"), which section provides as follows:

(1)
A corporation may indemnify a director or officer of the corporation, a former director or officer of the corporation or a person who acts or acted at the corporation's request as a director or officer of a body corporate of which the corporation is or was a shareholder or creditor, and his or her heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of such corporation or body corporate, if, (a) he or she acted honestly and in good faith with a view to the best interests of the corporation; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful.

(2)
A corporation may, with the approval of the court, indemnify a person referred to in subsection (1) in respect of an action by or on behalf of the corporation or body corporate to procure a judgment in its favor, to which the person is made a party by reason of being or having been a director or an officer of the corporation or body corporate, against all costs, charges and expenses reasonably incurred by the person in connection with such action if he or she fulfils the conditions set out in clauses (1) (a) and (b).

(3)
Despite anything in this section, a person referred to in subsection (1) is entitled to indemnity from the corporation in respect of all costs, charges and expenses reasonably incurred by the person in connection with the defense of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the corporation or body corporate, if the person seeking indemnity, (a) was substantially successful on the merits in his or her defense of the action or proceeding; and (b) fulfils the conditions set out in clauses (1) (a) and (b).

(4)
A corporation may purchase and maintain insurance for the benefit of any person referred to in subsection (1) against any liability incurred by the person, (a) in his or her capacity as a director or officer of the corporation, except where the liability relates to the person's failure to act honestly and in good faith with a view to the best interests of the corporation; or (b) in his or her capacity as a director or officer of another body corporate where the person acts or acted in that capacity at the corporation's request, except where the liability relates to the person's failure to act honestly and in good faith with a view to the best interests of the body corporate.

(5)
A corporation or a person referred to in subsection (1) may apply to the court for an order approving an indemnity under this section and the court may so order and make any further order it thinks fit.

(6)
Upon an application under subsection (5), the court may order notice to be given to any interested person and such person is entitled to appear and be heard in person or by counsel.

Audit Committee

        The Audit Committee was formed on September 16, 2003. It is comprised of three directors: Messrs. Philip Fricke, Barry Byrd and Manfred Jakszus, all of whom have been determined by the Board to be "unrelated" directors under the TSX Guidelines and "independent" directors under the new NYSE Listing Standards. The Board has also determined that Mr. Fricke, as Chairman of the Audit Committee, is a "financial expert" within the meaning of the rules of the Securities and Exchange Commission ("SEC") under the Sarbanes-Oxley Act of 2002.

        The Audit Committee has general authority in relation to our financial affairs as well as the specific responsibility to review our quarterly and annual financial statements and other financial information and report thereon to the board of directors and to evaluate the performance of, review the independence of, review the annual fees of and make recommendations as to the annual appointment of our auditors. In addition, the committee reviews the Management's Discussion and Analysis of Results of Operations and Financial Condition prior to its inclusion in our reports to shareholders and has certain responsibilities relating to internal and external audits, internal controls and procedures, the application of accounting principles, financial reporting and integrity, risk assessment and other matters.

Corporate Governance and Compensation Committee

        The Corporate Governance and Compensation Committee was formed on September 16, 2003. It is comprised of three directors: Messrs. William G. Davis (Chairman), Barry Byrd and Philip Fricke, all of whom, except Mr. Davis, are considered by the Board to be "unrelated" under the TSX Guidelines and "independent" under the new NYSE Listing Standards. Mr. Brian Tobin was a member of this committee from September 16, 2003 until March 1, 2004. He was replaced by Mr. Philip Fricke on March 9, 2004.

        The Corporate Governance and Compensation Committee administers compensation related plans, reviews succession plans and reviews and makes recommendations to the board of directors regarding compensation plans and compensation, including the Chief Executive Officer's compensation. In addition, this committee makes recommendations to the board regarding matters of corporate governance and is responsible generally for considering any related party transactions where a special committee has not been specifically established.

D. EMPLOYEES

        At December 31, 2003, we employed 39 people in our real estate business, the majority of whom are based at our headquarters in Aurora, Canada, and the balance of whom are located in Europe. We are not party to any collective bargaining agreements with any of our employees.

E. SHARE OWNERSHIP

        As at June 23, 2004, our directors and officers as a group (nine persons) beneficially owned, directly or indirectly, or exercised control over 2,262,243 of our outstanding Class A Subordinate Voting Shares, representing approximately 5.0% of our outstanding Class A Subordinate Voting Shares, and 465,006 of our outstanding Class B Shares, representing approximately 84.8% of our outstanding Class B Shares.

        The Stronach Trust owns 66.3% of our outstanding Class B Shares. These shares represent approximately 0.75% of our total outstanding shares and approximately 56.5% of the aggregate voting power of our outstanding shares. Frank Stronach, Chairman of Magna, our Chairman and one of our directors is a trustee and a potential beneficiary of this trust. See "Major Shareholders" contained in Item 7 of this annual report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

        The number of our voting securities, beneficially owned, directly or indirectly, by each person or company who owns of record, or is known by us to own beneficially, directly or indirectly, more than 5% of any class of our voting securities, and by our directors and officers, both individually and as a group is set out in the table below. The following table is based on our shareholders as of June 23, 2004.

	Number of Class A Subordinate Voting Shares	Percentage of Total Outstanding Class A Shares		Number of Class B Shares	Percentage of Total Outstanding Class B Shares
Frank Stronach(1)(2)	2,255,572	4.9%		465,006	84.8%
Barry B. Byrd	55		(3)	nil	nil
William G. Davis	601		(3)	nil	nil
Philip K. Fricke	nil	nil		nil	nil
Manfred Jakszus	nil	nil		nil	nil
Brian V. Tobin	nil	nil		nil	nil
Edward C. Hannah	nil	nil		nil	nil
Andrew A.L. Blair	nil	nil		nil	nil
John D. Simonetti	6,015		(3)	nil	nil

All our directors and officers as a group	2,262,243	5.0%		465,006	84.8%

(1)
363,414 Class B Shares are owned directly by 445327 Ontario Limited and represent approximately 66.3% of our outstanding Class B Shares. The shares of 445327 Ontario Limited are wholly owned by the Stronach Trust. Mr. Frank Stronach, our Chairman and one of our directors, and three other members of his family are the trustees of the Stronach Trust. Mr. Stronach is also one of the members of the class of potential beneficiaries of the Stronach Trust.

(2)
The Magna Deferred Profit Sharing Plan (Canada) (or the "Canadian Plan") is an associate of Mr. Frank Stronach which holds 1,321,217 of our Class A Subordinate Voting Shares and 55,722 of our Class B Shares, representing approximately 2.9% of our outstanding Class A Subordinate

  Voting Shares and 10.2% of our Class B Shares. The trustee of the Canadian Plan is The Canada Trust Company, which has the power to vote the shares in the Canadian Plan; provided however, that Mr. Stronach as Chairman of Magna retains the right to direct the trustee in regard to voting and disposing of the shares in such plan. The Employees Deferred Profit Sharing Plan (U.S.) (or the "U.S. Plan") is an associate of Mr. Stronach who is one of three trustees of the U.S. Plan, which holds 884,355 of our Class A Subordinate Voting Shares, representing approximately 1.9% of our Class A Subordinate Voting Shares. Mr. Stronach was not and is not a beneficiary of either Plan. Mr. Stronach also directly holds 50,000 of our Class A Subordinate Voting Shares, representing 0.1% of our Class A Voting Subordinate Voting Shares.

        865714 Ontario Inc. (or "865714") was incorporated to provide a continuing separate vehicle for the acquisition of Magna shares and the sale thereof to members of Magna management. Pursuant to a unanimous shareholder agreement, Magna has the right to direct 865714 in regard to disposing of any shares held by 865714. Mr. Stronach was not and is not a shareholder of 865714. 865714 holds 45,870 of our Class B Shares, representing approximately 8.4% of our outstanding Class B Shares.

        Taking into account our shares held by the Canadian Plan, the U.S. Plan and 865714, as applicable, Mr. Stronach (directly and through the Stronach Trust, an associate of Mr. Stronach) and these associates control approximately 4.9% of our Class A Subordinate Voting Shares and 84.8% of our Class B Shares.

(3)
Constitutes less than 0.1% of the class.

        The Stronach Trust beneficially owns, in addition to our Class B Shares, approximately 66.3% of the outstanding Class B Shares of Magna. Those shares represent approximately 56.5% of the aggregate voting power of Magna's outstanding shares. Our Chairman and the Chairman of Magna, Mr. Frank Stronach controls a further 16.5% of the votes carried by both our outstanding shares and the outstanding shares of Magna, through his voting control of certain Magna employee compensatory plans. In addition, an estate planning vehicle for the Stronach family beneficially owns, and Mr. Stronach shares control or direction over, approximately 7.4% of the outstanding shares of the Class A Subordinate Voting Stock of MEC.

        Mr. Stronach and three other members of his family are the trustees of the Stronach Trust, and are also members of the class of potential beneficiaries of the Stronach Trust. Accordingly, Mr. Stronach may be deemed to beneficially own the shares owned by the Stronach Trust, although he disclaims beneficial ownership. Mr. Stronach is also the Chairman and founder of Magna and the Chairman of MEC, and is also the uncle of our former Deputy Chairman and President of our Construction Group, Mr. Werner Czernohorsky who resigned on March 15, 2004. In 2003, European subsidiaries of Magna paid fees to Mr. Stronach and Stronach & Co., an associate of Mr. Stronach, in an aggregate amount of $36.0 million for business development and consulting services.

        As a result of these relationships, our Chairman and our controlling shareholder have interests that could conflict with the interests of other holders of our shares. Subject to applicable laws regarding related party transactions and the protection of minority shareholders, the fiduciary duties of our directors to act in our best interests and our internal governance procedures, those conflicts of interest could influence decisions made regarding transactions and investments that we effect or choose not to effect with Magna and with MEC in the future.

B. RELATED PARTY TRANSACTIONS

Relationship with Magna

        Virtually all our real estate business' revenue is obtained from the Magna group pursuant to our leases with them.

        We have entered into or propose to enter into various transactions with members of the Magna group, including substantially all our existing leases and certain services arrangements. We expect to enter into additional leases and agreements with Magna from time to time in the future, the terms of which will be determined by negotiations at such time and, in the case of material agreements, will be subject to approval by a special committee comprised of independent members of our Board of Directors. There can be no assurance that transactions between us and Magna have been or will be on the same terms as would be negotiated between independent parties. Policies of applicable Canadian securities regulatory authorities recommend that issuers involved in a "related party transaction" have the transaction approved by a special committee of directors, consisting only of directors who are independent of the interested party and, in certain circumstances, that an independent valuation and the approval of the transaction by a majority of disinterested shareholders be obtained. We intend to comply with these and any other requirements that may be required or recommended by applicable regulatory requirements. See "Risk Factors—Risks Related to Our Controlling Shareholder" contained in Item 3 of this annual report.

Relationship with Our Controlling Shareholder

        The Stronach Trust is able to elect all our directors and controls both us and Magna. Therefore, the Stronach Trust may be able to cause us to effect certain corporate transactions without the consent of our other shareholders and to control the amount and the timing of dividends, subject in each case to applicable laws regarding related party transactions and the protection of minority shareholders, the fiduciary duties of our directors to act in our best interests and our internal governance procedures. In addition, the Stronach Trust is able to cause or prevent a change in our control. The Stronach Trust controls Magna through the right to direct votes attaching to Class B Shares of Magna which carry a majority of the votes attaching to the outstanding voting shares of Magna. Magna and ourselves are currently under the control of the Stronach Trust and are accordingly related parties.

        Our Chairman, Mr. Frank Stronach, the founder and Chairman of the board of directors of Magna, as well as the founder and Chairman of MEC, together with three other members of his family, are the trustees of the Stronach Trust. Mr. Stronach is also one of the members of the class of potential beneficiaries of the Stronach Trust. We believe that there are significant benefits derived from Mr. Stronach's role as Chairman of our company. In particular, we are able to benefit from Mr. Stronach's experience and track record in establishing companies with successful and entrepreneurial corporate cultures, and from his substantial experience with the Magna group.

        The following describes some transactions in which we and our directors, executive officers and affiliates are involved.

  Leases with Magna

        Substantially all rental revenue and income from direct financing leases relate to leases with Magna and its wholly-owned and publicly traded subsidiaries.

  Access agreement between MEC and Magna

        During the year ended December 31, 2001, MEC entered into an access agreement with Magna for Magna's use of the golf course and the clubhouse meeting, dining and other facilities in Aurora, Ontario. The agreement, which expired on December 31, 2003, stipulated an annual access fee of $3.9 million (Cdn.$5.0 million). During the year ended December 31, 2003, $3.2 million in revenue was recognized related to this agreement (2002—$2.6 million; 2001—$2.7 million). Effective March 1, 1999, MEC began charging Magna an access fee for Magna's use of the golf course and related facilities in Oberwaltersdorf, Austria. The agreement, which expired on March 1, 2004, stipulated a yearly fee of $3.1 million (euro 2.5 million). During the year ended December 31, 2003, $3.1 million in revenue was recognized related to this agreement (2002—$2.4 million; 2001—$2.2 million). MEC has granted Magna a right of first refusal to purchase its two golf courses.

  Sale of real estate from MEC to Magna

        During the year ended December 31, 2002, MEC sold real estate located in Europe to affiliates of Magna for use in its automotive business for total proceeds of $22.3 million. The gain on the sale of the properties of approximately $13.0 million was reported as income under Canadian GAAP, as Magna owned less than 80% of MEC at that time and the exchange amounts were supported by independent evidence (see note 23(b) to our consolidated financial statements contained in Item 18 of this annual report).

  Charges from Magna

        During the year ended December 31, 2003, we incurred $25.1 million of interest charges (2002—$34.0 million; 2001—$25.6 million) from Magna (see note 13(e) to our consolidated financial statements contained in Item 18 of this annual report). Magna charges us for certain administrative services which have continued to be provided following the spin-off of us from Magna. In 2003, these charges totaled $261,000, and are included in our real estate business' general and administrative expenses.

  Magna employee equity participation and profit sharing plan

        Pursuant to Magna's Corporate Constitution, 10% of the pre-tax profit before profit sharing of participating Magna divisions for any fiscal year is required to be allocated to an employee equity participation and profit sharing program (the "Magna EPSP"). Certain of the our employees participate in the Magna EPSP. Our portion of the costs associated with the Magna EPSP in 2003 was $0.1 million (2002—$0.1 million; 2001—$0.1 million).

  Purchase of real estate from Magna

        MEC's development properties includes $8.3 million which represents the book value of land transferred to MEC by Magna under a conditional sale agreement. The conditional sale agreement is subject to the successful severance of the affected properties. If severance is not obtained within a specified period, such that Magna retains ownership of the land, Magna must return $8.3 million to MEC with interest. Prior to completion of the conditional sale, the property is being leased by MEC from Magna for a nominal amount. In 2002, the our real estate business purchased certain properties in Germany from subsidiaries of Magna on a deferred basis. The financial results associated with these properties have been recognized in our consolidated financial statements starting at the date at which the risks and rewards of ownership were transferred from the Magna subsidiaries.

  Indemnifications by Magna and subsidiaries

        A subsidiary of Magna has agreed to indemnify MEC in respect of environmental remediation costs and expenses relating to existing conditions at certain of MEC's Austrian real estate properties. One of MEC's subsidiaries has been named as a defendant in a class action brought in a United States District Court by various plaintiffs. The plaintiffs in this action claim unspecified compensatory and punitive damages, for restitution and disgorgement of profits, all in relation to forced labour performed by the plaintiffs for such subsidiary and certain other Austrian and German corporate defendants at their facilities in Europe during World War II and certain property right claims. As a result of a reorganization in prior years, MEC acquired the shares of such subsidiary. Under Austrian law, such subsidiary would be jointly and severally liable for the damages awarded in respect of these class action claims. An Austrian subsidiary of Magna has agreed to indemnify such subsidiary for any damages or expenses associated with this case.

  Transactions with AmTote International, Inc.

        During the year ended December 31, 2003, MEC paid $2.8 million of rent for totalisator equipment and fees for totalisator services to AmTote International, Inc., a company in which MEC has a 30% equity interest.

C. INTERESTS OF EXPERTS AND COUNSEL

        Not applicable because this Form 20-F is filed as an annual report under the Exchange Act.

ITEM 8. FINANCIAL INFORMATION

A. FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

        See our consolidated financial statements contained in Item 18 of this annual report.

Legal Proceedings

        We are party to various legal actions and claims arising in the ordinary course of our business, such as litigation with contractors, suppliers, governmental authorities, sellers and purchasers. We believe that none of these actions or claims, either individually or in combination, has had or will have a material adverse effect on our financial condition or results of operations.

Dividend Policy

        Holders of our Class A Subordinate Voting Shares and our Class B Shares are entitled to receive such dividends as may be declared by our Board of Directors on a pro rata basis, subject to the preferential rights attaching to our Preference Shares (none of which have been issued) and to any other of our shares ranking in priority to our Class A Subordinate Voting Shares and our Class B Shares (none of which have been issued).

        Subject to applicable law, we expect to pay dividends on our Class A Subordinate Voting Shares and Class B Shares in accordance with a dividend policy to be determined by our Board of Directors from time to time. The dividend rate will be established by our Board having regard to our financial resources, cash requirements and other relevant factors. Until changed by our Board, we expect to pay quarterly dividends at the rate of $0.36 per share per annum, payable quarterly. The first quarterly dividend of $0.09 per share in respect of the fourth quarter of 2003 was paid on April 15, 2004 to shareholders of record at the close of business on March 31, 2004. The Board declared a dividend of $0.09 per Class A Subordinate Voting Share and Class B Share in respect of the three-month period ended March 31, 2004 which was paid on June 15, 2004 to shareholders of record at the close of business on May 28, 2004.

        Our dividend expectations are based on expected cash flows generated by our real estate business and on the assumptions that our tenants continue to make their scheduled rental payments under their leases and that our costs do not vary significantly from those that we have incurred in the past, as reflected in our financial statements. We believe these assumptions to be reasonable in light of our past experience and operating history, the creditworthiness of our various tenants and other obligors under the leases and our expectations of the costs we will incur as an independent company. However, we cannot assure you that we will actually pay dividends at the rates we expect. See "Risk Factors—Risks Related to Our Real Estate Business—We have a limited operating history as an independent operating company" contained in Item 3 of this annual report.

B. SIGNIFICANT CHANGES

        Except as otherwise disclosed in this annual report, there has been no material adverse change in our financial position since December 31, 2003.

ITEM 9. THE OFFER AND LISTING

        Our Class A Subordinate Voting Shares and our Class B Shares are listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the symbols "MIM.A" and "MIM.B", respectively, and our Class A Subordinate Voting Shares are listed and posted for trading on the New York Stock Exchange (the "NYSE") under the symbol "MIM". The market price range and trading volume of our Class A Subordinate Voting Shares and our Class B Shares on the TSX and the market price range and trading volume of our Class A Subordinate Voting Shares on the NYSE are set forth in the following tables. The history of our stock is limited since our Class A Subordinate Voting Shares began trading on the TSX on August 20, 2003 on a when issued basis, our Class B Shares on the TSX on August 20, 2003 on a when issued basis, and our Class A Subordinate Voting Share on the NYSE on August 20, 2003 on a when issued basis. In the following tables, the Class A Subordinate Voting Shares are defined as "CAS" and the Class B Shares as "CAB."

  The Annual High and Low Market Prices for the Fiscal Year Ended December 31, 2003

	TSX (C$)
	High	Low	Volume
	(Price per CAS)
Year ended December 31, 2003	37.25	23.89	34,572,118
	TSX (C$)
	High	Low	Volume
	(Price per CAS)
Year ended December 31, 2003	37.75	23.80	24,876
	NYSE
	High	Low	Volume
	(Price per CAS)
Year ended December 31, 2003	28.29	18.74	29,488,400

  The High and Low Market Prices for Each Month for the Most Recent Six Months

	TSX (C$)
	High	Low	Volume
	(Price per CAS)
December 2003	37.25	33.00	1,626,682
January 2004	37.10	32.80	2,838,689
February 2004	39.90	35.50	385,118
March 2004	41.00	34.25	1,463,901
April 2004	37.50	33.48	1,169,306
May 2004	36.45	33.30	567,404
	TSX (C$)
	High	Low	Volume
	(Price per CAB)
December 2003	37.75	37.00	470
January 2004	41.00	37.00	3,773
February 2004	41.00	38.00	834
March 2004	41.25	41.25	210
April 2004	41.25	41.25	0
May 2004	36.85	36.50	725
	NYSE
	High	Low	Volume
	(Price per CAS)
December 2003	28.29	25.73	2,526,400
January 2004	28.05	25.50	3,518,400
February 2004	29.42	27.50	1,647,700
March 2004	30.10	25.75	2,655,200
April 2004	28.60	24.95	2,157,500
May 2004	26.59	24.08	2,199,700

ITEM 10. ADDITIONAL INFORMATION

A. SHARE CAPITAL

        Our authorized share capital consists of an unlimited number of Class A Subordinate Voting Shares, 706,170 Class B Shares and an unlimited number of Preference Shares issuable in series, all with no par value. Our Class A Subordinate Voting Shares and our Class B Shares are listed and posted for trading on the Toronto Stock Exchange under the symbols "MIM.A" and "MIM.B", respectively, and our Class A Subordinate Voting Shares are listed and posted for trading on the New York Stock Exchange under the symbol "MIM". As of December 31, 2003, we had 45,582,083 Class A Subordinate Voting Shares and 548,238 Class B Shares outstanding.

  Class A Subordinate Voting Shares

        The holders of our Class A Subordinate Voting Shares are entitled:

  •
  to one vote for each Class A Subordinate Voting Share held (together with the holders of our Class B Shares which are entitled to vote at such meetings on the basis of 500 votes per Class B Share held) at all meetings of our shareholders other than meetings of the holders of another class or series of shares;

  •
  on a pro rata basis with the holders of our Class B Shares, to receive any dividends (except for stock dividends as described below) that may be declared by our Board of Directors, subject to the preferential rights attaching to shares ranking in priority to our Class A Subordinate Voting Shares and Class B Shares; and

  •
  after the payment of all our liabilities and subject to the rights of the holders of our shares ranking in priority to our Class A Subordinate Voting Shares and our Class B Shares (including holders of our Preference Shares), to receive, on a pro rata basis with the holders of our Class B Shares, all our property and net assets available for distribution in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs.

  Class B Shares

        The holders of our Class B Shares are entitled:

  •
  to 500 votes for each Class B Share held (together with the holders of our Class A Subordinate Voting Shares which are entitled to vote at such meetings on the basis of one vote per share held) at all meetings of our shareholders other than meetings of the holders of another class or series of shares;

  •
  on a pro rata basis with the holders of our Class A Subordinate Voting Shares (except for stock dividends as described below), to receive any dividends that may be declared by our Board of Directors, subject to the preferential rights attaching to shares ranking in priority to our Class B Shares and our Class A Subordinate Voting Shares;

  •
  after the payment of all our liabilities and subject to the rights of the holders of our shares ranking in priority to our Class B Shares and our Class A Subordinate Voting Shares (including holders of our Preference Shares), to receive, on a pro rata basis with the holders of our Class A Subordinate Voting Shares, all our property and net assets available for distribution in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs; and

  •
  from time to time, to convert our Class B Shares into our Class A Subordinate Voting Shares on a one-for-one basis.

  Stock Dividends

        Under our articles of amalgamation, our Board of Directors may declare a simultaneous dividend payable on our Class A Subordinate Voting Shares in our Class A Subordinate Voting Shares and payable on our Class B Shares in our Class A Subordinate Voting Shares or in our Class B Shares. No dividend payable in our Class B Shares may be declared on our Class A Subordinate Voting Shares.

  Preference Shares

        Our Board of Directors may, without the approval of any of our shareholders, fix the number of shares in and determine the attributes of an individual series of Preference Shares and issue shares of such series from time to time. The shares of each such series will be entitled to a preference over our Class A Subordinate Voting Shares and our Class B Shares but will rank equally with the Preference Shares of every other series with respect to the payment of dividends and in the distribution of all our property and net assets available for distribution in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs.

  Amendments to the Share Provisions and Other Matters

        The provisions attaching to our Preference Shares, to a series of Preference Shares, to our Class A Subordinate Voting Shares and to our Class B Shares may not be deleted or varied without the approval of the holders of the class or series concerned. In addition, no shares of a class ranking prior to or on a parity with our Preference Shares, our Class A Subordinate Voting Shares or our Class B Shares may be created without the approval of the holders of the class or each series of the class concerned. Any approval required to be given must be given by the vote of two-thirds of those present or voting at a meeting of the holders of the class or series concerned duly called for that purpose in addition to any other consent or approval required by law.

        Neither our Class A Subordinate Voting Shares nor our Class B Shares may be subdivided, consolidated, reclassified or otherwise changed unless, contemporaneously therewith, the other class of shares is subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

  Takeover Protection

        Under applicable Canadian law, an offer to purchase our Class B Shares would not necessarily result in an offer to purchase our Class A Subordinate Voting Shares. Accordingly, our articles of amalgamation provide that our Class A Subordinate Voting Shares are convertible into our Class B Shares on a one-for-one basis, at the option of the holder, upon an offer being made for our Class B Shares where:

  •
  by reason of applicable securities legislation or stock exchange requirements, the offer must be made to all holders of Class B Shares; and

  •
  no equivalent offer is made for our Class A Subordinate Voting Shares;

for the purpose of allowing the holders of our Class A Subordinate Voting Shares to tender into such offer.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

        See the information under "Risk Factors—Risk Related to Our Controlling Shareholder—We are controlled by the Stronach Trust" contained in Item 3 and "Related Party Transactions" contained in Item 7 of this annual report. Reference is also made to our articles of amalgamation and by-laws filed as Exhibits 3.1 and 3.2 under this annual report and incorporated by reference to the registration statement filed on July 8, 2003. Our articles of amalgamation do not place any restrictions on our objects and purposes. In addition, certain other information required by this item regarding matters of Canadian law is set forth below.

        Directors' power to vote on certain transactions.    A director's power to vote on a proposal, arrangement or contract in which the director is materially interested in governed by Section 132 of the OBCA. A director or officer of a corporation who is a party to a material contract or transaction or proposed material contract or transaction with the corporation or is a director or an officer of, or has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with the corporation, must disclose in writing to the corporation or request to have entered in the minutes of meetings of directors the nature and extent of his or her interest. The required disclosure must be made, in the case of a director, at the meeting at which a proposed contract or transaction is first considered, or if the director was not then interested in a proposed contract or transaction, at the first meeting after he or she becomes so interested, or if the director becomes interested after a contract is made or a transaction is entered into, at the first meeting after he or she becomes so interested, or if a person who is interested in a contract or transaction later becomes a director, at the first meeting after he or she becomes a director. An interested director shall not vote on any resolution to approve the contract or transaction unless the contract or transaction is an arrangement by way of security for money lent to or obligations undertaken by the director for the benefit of the corporation or an affiliate, one relating primarily to his or her remuneration as a director, officer, employee or agent of the corporation or an affiliate, one for indemnity or insurance as contemplated under the OBCA, or one with an affiliate. Where a material contract is made or a material transaction is entered into between a corporation and a director or officer of the corporation, or between a corporation and another person of which a director or officer of the corporation is a director or officer or in which he or she has a material interest, the director or officer is not accountable to the corporation or its shareholders for any profit or gain realized from the contract or transaction, and the contract or transaction is neither void nor voidable, by reason only of that relationship or by reason only that the director is present at or is counted to determine the presence of a quorum at the meeting of directors that authorized the contract or transaction, if the director or officer disclosed his or her interest in accordance with the applicable provisions of the OBCA and the contract or transaction was reasonable and fair to the corporation at the time it was so approved.

        Directors' power to vote on certain compensation.    Section 132 of the OBCA provides that a director may vote on any resolution to approve a contract or transaction relating primarily to his or her remuneration as a director, officer, employee or agent of the corporation or an affiliate. Section 137 of the OBCA provides that, subject to the articles and by-laws of a corporation, the directors may fix the remuneration of the directors, officers and employees of the corporation.

        Directors' borrowing powers.    Section 184 of the OBCA provides that, unless the corporation's articles or by-laws otherwise provide, the articles of a corporation shall be deemed to state that the directors of a corporation may, without authorization of the shareholders, (a) borrow money upon the credit of the corporation; (b) issue, reissue, sell or pledge debt obligations of the corporation, (c) subject to Section 20 of the OBCA regarding financial assistance, give a guarantee on behalf of the corporation to secure performance of an obligation of any person, and (d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the corporation, owned or subsequently acquired, to secure any obligation of the corporation. The directors may by resolution delegate any or all of the powers referred to above to a director, a committee of directors or an officer, unless the corporation's articles or by-laws otherwise provide. Section 116 of the OBCA provides that the directors may, by resolution, make, amend or repeal any by-laws that regulate the business or affairs of a corporation. Where the directors make, amend or repeal a by-law, the OBCA requires that they submit any such by-law, amendment or repeal to the shareholders at the next meeting of shareholders, and the shareholders may confirm, reject or amend the by-law, amendment or repeal.

        Certain other matters regarding qualification of directors.    Section 118(1) of the OBCA disqualifies from being a director of a corporation a person who is less than eighteen years of age, a person who is of unsound mind and has been so found by a court in Canada or elsewhere, a person who is not an individual or a person who has the status of bankrupt. Section 118(3) of the OBCA requires that a majority of the directors of every corporation other than a non-resident corporation shall be resident Canadians. There is no provision in our articles of amalgamation or by-laws imposing a requirement for retirement or non-retirement of directors under an age limit requirement. Section 118(2) of the OBCA provides that unless the articles of a corporation otherwise provide, a director of a corporation is not required to hold shares issued by the corporation. There is no provision in our articles of amalgamation imposing a requirement that a director hold any shares issued by us.

        Annual and special meetings.    Section 94(1) of the OBCA requires the directors of a corporation to call an annual shareholders' meeting not later than eighteen months after the corporation comes into existence and subsequently not later than fifteen months after holding the last preceding annual meeting and permits the directors of a corporation to call a special shareholders' meeting at any time.

In addition, shareholders of a corporation may call a special shareholders' meeting in accordance with Section 105 of the OBCA, which provides that the holders of not less than 5 per cent of the issued shares of a corporation that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition. Any such requisition shall state the business to be transacted at the meeting and shall be sent to the registered office of the corporation. Upon receiving such requisition, the directors shall call a meeting of shareholders to transact the business stated in the requisition unless (a) a record date has been fixed and notice thereof has been given in accordance with the applicable provisions of the OBCA, (b) the directors have called a meeting of shareholders and have given notice thereof in accordance with the applicable provisions of the OBCA, or (c) the business of the meeting as stated in the requisition includes matters of a personal nature not related in any significant way to the business or affairs of the corporation or certain proposals that have been requisitioned or defeated within two years preceding the receipt of the request (as more particularly described in clauses (b) to (d) of Section 99(5) of the OBCA). Subject to the foregoing sentence, if the directors do not within twenty-one days after receiving the requisition call a meeting, any shareholder who signed the requisition may call the meeting. Section 101 of the OBCA provides that, unless the corporation's by-laws otherwise provide, the holders of a majority of the shares entitled to vote at a meeting of shareholders, whether present in person or represented by proxy, constitute a quorum. Shareholders, or their duly appointed proxies and corporate representatives, as well as the corporation's auditors, are entitled to be admitted to annual and special shareholders' meetings.

        Limitations on non-resident or foreign ownership.    There is no limitation imposed by the laws of Canada or the Province of Ontario, or by our articles of amalgamation or by-laws, on the right of a non-resident of Canada to hold or vote Class A Subordinate Voting Shares.

C. MATERIAL CONTRACTS

        We have not entered into or assumed any material contracts relating to our real estate business during the two-year period preceding the date of this annual report, other than contracts entered into in the ordinary course of business.

        MEC has filed copies of material contracts entered into during the period as part of its Annual Report on Form 10-K filed with the SEC for 2003.

D. EXCHANGE CONTROLS

        There are currently no governmental laws, decrees, regulations or other legislation of Canada or the Province of Ontario which restrict the import or export of capital or the remittance of dividends, interest or other payments to non-residents of Canada holding our securities, except as otherwise described under "Material Canadian Federal Income Tax Considerations" below.

E. TAXATION

MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

        The following is, as of the date hereof, a summary of the principal Canadian federal income tax consequences generally applicable under the Income Tax Act (Canada) (referred to in this annual report as the "Canadian Tax Act") of holding and disposing of our Class A Subordinate Voting Shares or our Class B Shares.

        This summary is applicable to a shareholder who, for the purposes of the Canadian Tax Act, (1) deals at arm's length and is not affiliated with us, and (2) holds our Class A Subordinate Voting Shares and our Class B Shares as capital property. Our Class A Subordinate Voting Shares and our Class B Shares will generally constitute capital property to a holder unless those shares are held in the course of carrying on a business of buying and selling shares or those shares have been acquired in a transaction or transactions considered to be an adventure or concern in the nature of trade. Certain Canadian-resident shareholders for whom our Class A Subordinate Voting Shares or our Class B Shares, as the case may be, might not otherwise qualify as capital property may be entitled to make an irrevocable election in accordance with subsection 39(4) of the Canadian Tax Act to have those shares, and any other "Canadian securities" (as defined in the Canadian Tax Act) owned by that shareholder in the taxation year in which the election is made and all subsequent taxation years, be deemed to be capital property. This summary is not applicable to a shareholder that is a "financial institution" or a "specified financial institution", or a shareholder an interest in which is a "tax shelter investment" (all as defined in the Canadian Tax Act).

        This summary is based on the current provisions of the Canadian Tax Act, the regulations thereunder, and our understanding of the current administrative and assessing practices of the Canada Revenue Agency (the "CRA") published in writing prior to the date hereof. This summary also takes into account all specific proposals to amend the Canadian Tax Act and regulations thereunder publicly announced by the Minister of Finance (Canada) prior to the date of this annual report and assumes that they will be enacted as proposed, although no assurance in this regard can be given. This summary does not otherwise take into account or anticipate any changes in law or administrative practice, whether by legislative, governmental or judicial action or interpretation, nor does it take into account provincial, territorial or foreign income tax considerations.

        This summary is of a general nature only and is not intended to be, nor should it be construed as, legal or tax advice to any particular shareholder. Shareholders should consult with their own tax advisors for advice regarding the income tax considerations applicable to them, having regard to their particular circumstances.

Shareholders Resident in Canada

        This portion of the summary is applicable to a shareholder who at all relevant times, for purposes of the Canadian Tax Act and any applicable tax treaty, is or is deemed to be resident in Canada.

  Dividends on Our Class A Subordinate Voting Shares and Our Class B Shares

        Dividends received by individuals on our Class A Subordinate Voting Shares or our Class B Shares will be included in income and will be subject to the normal gross-up and dividend tax credit rules applicable to taxable dividends received by individuals from a corporation resident in Canada. Dividends received by a corporation on our Class A Subordinate Voting Shares or our Class B Shares will generally be included in computing the corporation's income as a dividend and will ordinarily be deductible in computing its taxable income. In some cases all or part of a dividend received on a share by a corporation may be deemed to be a gain or proceeds of disposition on the share rather than a dividend, and corporations receiving dividends should consult their own tax advisors as to these circumstances.

        "Private corporations" (as defined in the Canadian Tax Act) and corporations controlled or deemed to be controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) may be liable under Part IV of the Canadian Tax Act to pay a refundable tax of 33    % on dividends received or deemed to be received to the extent that such dividends are deductible in computing the corporation's taxable income. A shareholder that is a "Canadian-controlled private corporation" (as defined in the Canadian Tax Act) may be liable to pay an additional refundable tax of 6    % on dividends that are not deductible in computing taxable income.

  Disposing of Our Class A Subordinate Voting Shares and Our Class B Shares

        On a disposition or deemed disposition of our Class A Subordinate Voting Shares or our Class B Shares, the holder will generally realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the holder's adjusted cost base of those shares. The holder will generally be required to include one-half of any such capital gain (a "taxable capital gain") in income, and may generally deduct one-half of any such capital loss (an "allowable capital loss") against taxable capital gains realized by the holder in the year of disposition. Allowable capital losses in excess of taxable capital gains for the year of disposition may generally be carried back up to three taxation years or forward indefinitely and deducted against taxable capital gains realized in such other years, to the extent and under the circumstances specified in the Canadian Tax Act.

        Where the holder is a corporation, the amount of any such capital loss may be reduced by the amount of dividends on shares received or deemed to be received by the holder, to the extent and in the circumstances set out in the Canadian Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns shares, or where a trust or partnership of which a corporation is a beneficiary or a member is itself a member of a partnership or a beneficiary of a trust that owns shares. Holders to whom these rules may be relevant should consult their own tax advisors in this regard.

        A "Canadian-controlled private corporation" (as defined in the Canadian Tax Act) may be liable to pay an additional 6    % refundable tax on its "aggregate investment income" for the year, which includes an amount in respect of taxable capital gains. Capital gains realized by an individual or a trust, other than certain specified trusts, may be subject to alternative minimum tax under the Canadian Tax Act.

  Conversion of Our Class B Shares

        A holder of our Class B Shares who, pursuant to the terms and conditions of those shares, converts them into our Class A Subordinate Voting Shares will generally be deemed not to have disposed of those Class B Shares, and therefore there will be no capital gain or loss realized on the conversion. The holder's cost of our Class A Subordinate Voting Shares acquired on the conversion will be equal to the holder's adjusted cost base of those Class B Shares so converted, determined immediately prior to the conversion, which amount will be averaged with the adjusted cost base of any other of our Class A Subordinate Voting Shares held at that time by that holder as capital property.

Shareholders Not Resident in Canada

        The following summary is generally applicable to a shareholder who at all relevant times, for purposes of the Canadian Tax Act and any applicable tax treaty, (1) is not (and is not deemed to be) resident in Canada, and (2) does not use or hold (and is not deemed to use or hold) our Class A Subordinate Voting Shares or our Class B Shares in carrying on a business in Canada. Special rules not discussed in this summary may apply to an insurer carrying on an insurance business in Canada and elsewhere, and any such insurers should consult their own tax advisors.

  Dividends on Our Class A Subordinate Voting Shares and Our Class B Shares

        Dividends paid or credited on our Class A Subordinate Voting Shares or our Class B Shares to a holder not resident in Canada will generally be subject to Canadian withholding tax at the rate of 25%, subject to any reduction in the rate of withholding to which the holder is entitled under any applicable tax treaty between Canada and the country in which the holder is resident. Where the beneficial holder of the shares is a U.S. resident entitled to benefits under the Canada-U.S. Income Tax Convention, the applicable rate of Canadian withholding tax is generally reduced to 15%.

  Disposing of Our Class A Subordinate Voting Shares and Our Class B Shares

        On a disposition or deemed disposition of our Class A Subordinate Voting Shares or our Class B Shares, the holder will generally not be subject to income tax under the Canadian Tax Act, unless the holder holds our Class A Subordinate Voting Shares or our Class B Shares (respectively) as "taxable Canadian property" (as defined in the Canadian Tax Act) and is not exempt from Canadian taxation of any gain under an applicable tax treaty between Canada and the country in which the holder is resident. Generally, our Class A Subordinate Voting Shares or our Class B Shares will not constitute taxable Canadian property to a holder at a particular time, provided that, (1) our Class A Subordinate Voting Shares or our Class B Shares (respectively) are listed on a prescribed stock exchange (which currently includes the Toronto Stock Exchange and the New York Stock Exchange) at that time, and (2) the holder, persons with whom the holder does not deal at arm's length, or the holder together with such persons, have not owned 25% or more of any class or series of our shares at any time within the five years immediately preceding that time. In either case, shares may also be deemed to constitute taxable Canadian property in certain circumstances under the Canadian Tax Act.

  Conversion of Our Class B Shares

        The tax consequences to a shareholder who, pursuant to the terms and conditions of our Class B Shares, converts our Class B Shares into our Class A Subordinate Voting Shares will be the same as those described above under the heading "Shareholders Resident in Canada—Conversion of Our Class B Shares".

Eligibility For Investment

        Provided that our Class A Subordinate Voting Shares or our Class B Shares are listed on a prescribed stock exchange (which currently includes the Toronto Stock Exchange and the New York Stock Exchange) at all relevant times, our Class A Subordinate Voting Shares or our Class B Shares (respectively) will be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans, each as defined in the Canadian Tax Act. If, as expected, we continue to have a substantial Canadian presence by virtue of satisfying the conditions set forth in subsection 206(1.1) of the Canadian Tax Act at all relevant times, our Class A Subordinate Voting Shares and our Class B Shares will not constitute foreign property for registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered pension plans or other persons subject to tax under Part XI of the Canadian Tax Act.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        The following summarizes the material U.S. federal income tax consequences applicable to the ownership and disposition of our Class A Subordinate Voting Shares or our Class B Shares, and is limited in its application to shareholders who are U.S. persons ("U.S. Shareholders") within the meaning of section 7701(a)(30) of the U.S. Internal Revenue Code of 1986, as amended (the "Code"). The discussion that follows is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (possibly with retroactive effect) or possible differing interpretations. It deals only with shares held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, persons holding shares as a hedge against currency risks, as a position in a "straddle" or as part of a "hedging" or "conversion" transaction for tax purposes, or persons whose functional currency is not the United States dollar. Furthermore, this discussion does not purport to deal with 445327 Ontario Limited, any other persons affiliated with the Stronach Trust, or any persons who own, directly or indirectly, 10 percent or more of the total combined voting power of all classes of our stock entitled to vote or persons who own 10 percent or more in value of our outstanding stock.

This discussion also does not purport to deal with any conversion of our Class B Shares into our Class A Subordinate Voting Shares. U.S. Shareholders should consult their own tax advisors concerning the application of U.S. federal income tax laws to their particular situations as well as any consequences of the ownership and disposition of our shares arising under the laws of Canada or any other taxing jurisdiction. For a summary description of the relevant consequences under the Canadian Tax Act, see "        Material Canadian Federal Income Tax Considerations" above.

  Dividends on Our Class A Subordinate Voting Shares and Our Class B Shares

        For U.S. federal income tax purposes, a U.S. Shareholder generally will recognize, to the extent of our current and accumulated earnings and profits, ordinary income on the receipt of cash dividends on our shares equal to the United States dollar value of such dividends on the date of receipt (with the value of the dividends computed before reduction for any Canadian withholding tax or other applicable Canadian tax paid). Thereafter, the dividend will decrease (but not below zero) a U.S. Shareholder's tax basis in our shares, and any remaining amount of the distribution will be taxed as gain from the sale or exchange of our shares. Based on advice of U.S. tax counsel, we believe that any dividend income should generally be treated as "qualifying dividend income", eligible for a 15 percent tax rate in the case of U.S. Shareholders who are individuals. Subject to the requirements and limitations imposed by the Code and the Treasury Regulations thereunder, a U.S. Shareholder may elect to claim any Canadian tax withheld or paid with respect to any dividends distributed on our shares as a foreign tax credit against the U.S. federal income tax liability of the U.S. Shareholder. In addition, subject to certain limitations, U.S. Shareholders who do not elect to claim any foreign tax credit may claim a deduction for any Canadian tax withheld or paid with respect to our shares. Dividends paid on our shares will not be eligible for the dividends received deduction available in certain cases to United States corporations.

  Disposing of Our Class A Subordinate Voting Shares and Our Class B Shares

        Upon a sale or exchange of our shares, a U.S. Shareholder will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the U.S. Shareholder's tax basis in the shares so sold or exchanged. Any taxable gain or loss realized on a sale or exchange of our shares generally will be capital gain or loss, and the capital gain or loss generally will be long-term capital gain or loss if the U.S. Shareholder has held our shares for more than one year at the time of the sale or exchange.

        AS STATED ABOVE, U.S. SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE APPLICATION OF U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR SHARES ARISING UNDER THE LAWS OF CANADA OR ANY OTHER TAXING JURISDICTION.

F. DIVIDENDS AND PAYING AGENTS

        Not applicable because this Form 20-F is filed as an annual report under the Exchange Act.

G. STATEMENT BY EXPERTS

        Not applicable because this Form 20-F is filed as an annual report under the Exchange Act.

H. DOCUMENTS ON DISPLAY

        We file reports and other information with the United States Securities Exchange Commission. These reports include certain financial and statistical information about us and may be accompanied by exhibits. You may read and copy any document we file with the SEC at the SEC's public reference room at 450 Fifth Street, N.W. Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the SEC's Public Reference Room. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of this Internet site is http://www.sec.gov. Any documents referred to in this annual report may also be inspected at our offices at 455 Magna Drive, Aurora, Ontario, Canada L4G 7A9.

I. SUBSIDIARY INFORMATION

        See Item 4.C of this annual report.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        See discussion of "Quantitative and Qualitative Disclosures About Market Risk" in our MD&A section contained in Item 5 of this annual report.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable because this Form 20-F is filed as an annual report under the Exchange Act.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None.

ITEM 15.    CONTROLS AND PROCEDURES

        Our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the Exchange Act, as amended) are effective as of the end of the period covered by this annual report and that there have been no changes in our internal controls over financial reporting (as defined in Rule 13a-15 or 15d-16 under the Exchange Act) that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

        Our board of directors has determined that we have at least one audit committee financial expert (as defined in Item 16A of Form 20-F) and that Philip Fricke is our "audit committee financial expert" serving on the Audit Committee of our board of directors.

ITEM 16B.    CODE OF ETHICS

        We have adopted a code of ethics (as defined in Item 16B of Form 20-F) that applies to our Chief Executive Officer, Chief Financial Officer, principal accounting director, controller and persons performing similar functions. We have filed a copy of this code of ethics as Exhibit 11.1 to this annual report.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Our Audit Committee establishes the independent auditors' compensation. Our Audit Committee has established a policy to pre-approve all audit services, determining which non-audit services the independent auditors are prohibited from providing and authorizing permitted non-audit services to be performed by the independent auditors; however, only to the extent those services are permitted by the Sarbanes-Oxley Act.

        For the year ended December 31, 2003, the aggregate fees billed by Ernst & Young LLP and its affiliates are as follows:

2003
Audit Fees(1)	$	Cdn.$386,000
Audit-related Fees(2)		Cdn.$4,000
Tax Fees(3)		—
All Other Fees(4)		—

(1)
Audit Fees consist of fees billed for the annual audit of our consolidated financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include the provision of comfort letters and consents and the review of documents filed with the SEC.

(2)
Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the company's financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards; review of security controls and operational effectiveness of systems; due diligence related to acquisitions; and employee benefit plan audits.

(3)
Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing, and requests for ruling or technical advice from taxing authorities; tax planning services; consultation and planning services.

(4)
All Other Fees captures fees in respect of all services not falling under any of the foregoing categories.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        As required by Exchange Act Rule 10A-3, our Audit Committee will be in compliance with the new listing standards by July 31, 2005.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        Not Applicable.

PART III

ITEM 17.    FINANCIAL STATEMENTS

        We have responded to Item 18 in lieu of responding to this item.

ITEM 18.    FINANCIAL STATEMENTS

        See our financial statements contained on pages F-1 through F-50 of this annual report.

ITEM 19.    EXHIBITS

        See Exhibit Index.

EXHIBIT INDEX

Exhibit No.		Description of Document
1.1	*	Articles of Amalgamation of MI Developments Inc.
1.2	*	By-laws of MI Developments Inc.
4.1	*	Employment Agreement dated March 10, 2004, between Brian Tobin and MI Developments Inc.
4.2	*	Employment Agreement dated August 25, 2003, between Andrew A.L. Blair and MI Developments Inc.
4.3	*	Employment Agreement dated March 23, 2004, between Edward C. Hannah and MI Developments Inc.
4.4	*	Employment Agreement dated July 7, 2003, between John Simonetti and MI Developments Inc.
4.5	*	Employment Agreement dated August 22, 2003, between Werner Czernohorsky and MI Developments Inc.
4.6	*	Employment Agreement dated July 7, 2003, between William J. Biggar and MI Developments Inc.
8.1		List of subsidiaries of MI Developments Inc. (incorporated by reference to the information contained in Exhibit 12.1 to MI Developments Inc.'s Registration Statement, amendment No. 1 on Form F-1, dated August 18, 2003, under the heading "Corporate Structure," Registration Statement No. 000-31728).
11.1	*	Code of Ethics
12.1	*	Certification of Brian V. Tobin, Chief Executive Officer of MI Developments Inc., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	*	Certification of John D. Simonetti, Chief Financial Officer of MI Developments Inc., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	*	Certification of Brian V. Tobin, Chief Executive Officer of MI Developments Inc., pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	*	Certification of John D. Simonetti, Chief Financial Officer of MI Developments Inc., pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*
Submitted herewith.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MI DEVELOPMENTS INC. (Registrant)
	By:	/s/ EDWARD C. HANNAH Edward C. Hannah Executive Vice-President, Corporate Development, Secretary and General Counsel
	By:	/s/ JOHN D. SIMONETTI John D. Simonetti Vice-President, Finance and Chief Financial Officer
Date: June 29, 2004

MI DEVELOPMENTS

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Auditor's Report

To the Shareholders of MI Developments Inc.

        We have audited the consolidated balance sheets of MI Developments Inc. as at December 31, 2003 and 2002 and the consolidated statements of income (loss), changes in retained deficit and Magna International Inc.'s ("Magna's") net investment and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of MI Developments Inc. as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP
Chartered Accountants

Toronto, Canada,
March 5, 2004

Consolidated Statements of Income (Loss)

        (U.S. dollars in thousands, except per share figures)

		Consolidated			Real Estate Business			Magna Entertainment Corp.
Years ended December 31,
	Note	2003	2002	2001	2003	2002	2001	2003	2002	2001
Revenues	21	$116,180	$49,766	$42,056	$116,180	$49,766	$42,056	$—	$—	$—
Income from direct financing leases	9, 21	—	36,337	30,695	—	36,337	30,695	—	—	—
Racing, real estate and other	21	697,786	540,330	478,461	—	—	—	697,786	540,330	478,461

		813,966	626,433	551,212	116,180	86,103	72,751	697,786	540,330	478,461

Operating costs and expenses
Purses, awards and other		336,770	276,019	243,389	—	—	—	336,770	276,019	243,389
Operating costs		275,114	204,650	171,590	—	—	—	275,114	204,650	171,590
General and administrative		79,975	50,365	38,879	10,962	6,577	6,657	69,013	43,788	32,222
Depreciation and amortization		63,983	34,028	36,735	32,086	11,194	10,541	31,897	22,834	26,194
Interest expense, net		40,178	33,638	27,890	25,032	32,862	25,208	15,146	776	2,682
Write-down of MEC's long-lived and intangible assets	3	134,856	17,493	—	—	—	—	134,856	17,493	—

Operating income (loss)		(116,910)	10,240	32,729	48,100	35,470	30,345	(165,010)	(25,230)	2,384
Gains (losses) on disposal of real estate		(83)	15,299	28,519	(114)	128	8,090	31	15,171	20,429
Dilution losses	4	—	(10,712)	(6,923)	—	—	—	—	(10,712)	(6,923)

Income (loss) before income taxes and minority interest		(116,993)	14,827	54,325	47,986	35,598	38,435	(164,979)	(20,771)	15,890
Income taxes (recovery)	12	(40,692)	9,557	18,452	18,014	13,759	9,103	(58,706)	(4,202)	9,349
Minority interest		(43,957)	(5,280)	2,665	—	—	—	(43,957)	(5,280)	2,665

Net income (loss)		$(32,344)	$10,550	$33,208	$29,972	$21,839	$29,332	$(62,316)	$(11,289)	$3,876

Basic and diluted earnings per Class A Subordinate Voting or Class B Share	5	$(1.03)

Basic and diluted average number of shares outstanding (in thousands)	5	48,130

See accompanying notes

Consolidated Statements of Changes in Deficit and Magna's Net Investment

        (U.S. dollars in thousands)

Years ended December 31,	2003	2002	2001
Magna's net investment, beginning of year	$1,432,225	$1,171,080	$1,184,605
Net income[1]	17,144	10,550	33,208
Net contribution by (distribution to) Magna[1]	(1,440,640)	229,465	(40,769)
Charge to net investment related to lease amendments[1]	(5,494)	—	—
Change in currency translation adjustment(1)	(3,235)	21,130	(5,964)

Deficit and Magna's net investment, end of year and as at August 29, 2003	$—	$1,432,225	$1,171,080

Net loss, August 30, 2003 to December 31, 2003	$(49,488)

Deficit, end of year	$(49,488)

(1)
Amounts for fiscal 2003 are up to August 29, 2003, the date of the Company's spin-off from Magna.

See accompanying notes

Consolidated Statements of Cash Flows

        (U.S. dollars in thousands)

		Consolidated			Real Estate Business			Magna Entertainment Corp.
Years ended December 31,
	Note	2003	2002	2001	2003	2002	2001	2003	2002	2001
OPERATING ACTIVITIES
Net income (loss)		$(32,344)	$10,550	$33,208	$29,972	$21,839	$29,332	$(62,316)	$(11,289)	$3,876
Items not involving current cash flows	6	99,668	39,630	18,268	37,370	12,825	(3,080)	62,298	26,805	21,348
Changes in non-cash balances	6	19,996	(22,242)	26,247	6,318	(30,304)	26,033	13,678	8,062	214

Cash provided by operating activities		87,320	27,938	77,723	73,660	4,360	52,285	13,660	23,578	25,438

INVESTING ACTIVITIES
Property and fixed assets additions		(215,705)	(267,250)	(87,037)	(109,747)	(160,085)	(48,175)	(105,958)	(107,165)	(38,862)
Repayment of direct financing leases, net of finance income		—	1,017	827	—	1,017	827	—	—	—
Acquisition of businesses		—	(146,304)	(23,951)	—	—	—	—	(146,304)	(23,951)
Other assets additions		(16,867)	(23,148)	(1,017)	(318)	—	—	(16,549)	(23,148)	(1,017)
Proceeds on disposal of real estate		15,145	11,887	44,039	1,897	377	—	13,248	11,510	44,039
Intercompany real estate sales		—	—	—	—	(19,992)	(12,436)	—	19,992	12,436
Proceeds on real estate sold to Magna		—	22,371	12,354	—	—	12,354	—	22,371	—

Cash used in investing activities		(217,427)	(401,427)	(54,785)	(108,168)	(178,683)	(47,430)	(109,259)	(222,744)	(7,355)

FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness		(43,690)	44,345	(2,153)	(911)	(5,130)	5,456	(42,779)	49,475	(7,609)
Issuance of long-term debt		45,255	6,353	33,818	29,145	5,447	18,818	16,110	906	15,000
Repayment of long-term debt		(47,123)	(15,846)	(31,505)	(29,610)	(18)	(13,479)	(17,513)	(15,828)	(18,026)
Issuance of note obligations	14	145,000	72,200	—	—	—	—	145,000	72,200	—
Minority investment in subsidiary		173	142,422	476	—	—	—	173	142,422	476
Net contribution by (distribution to) Magna		55,363	176,465	(22,499)	55,363	176,465	(22,499)	—	—	—

Cash provided by (used in) financing activities		154,978	425,939	(21,863)	53,987	176,764	(11,704)	100,991	249,175	(10,159)

Effect of exchange rate changes on cash and cash equivalents		10,133	(1,735)	2,108	3,399	(195)	2,796	6,734	(1,540)	(688)

Net increase (decrease) in cash and cash equivalents during the year		35,004	50,715	3,183	22,878	2,246	(4,053)	12,126	48,469	7,236
Cash and cash equivalents, beginning of year		94,890	44,175	40,992	7,209	4,963	9,016	87,681	39,212	31,976

Cash and cash equivalents, end of year		$129,894	$94,890	$44,175	$30,087	$7,209	$4,963	$99,807	$87,681	$39,212

See accompanying notes

Consolidated Balance Sheets

        (U.S. dollars in thousands)

		Consolidated		Real Estate Business		Magna Entertainment Corp.
As at December 31,
	Note	2003	2002	2003	2002	2003	2002
ASSETS
Real estate properties, net	8	$2,066,382	$1,345,000	$1,227,512	$627,554	$838,870	$717,446
Direct financing leases	9	—	387,024	—	387,024	—	—
Other assets	10	256,327	332,472	323	—	256,004	332,472
Fixed assets, net	11	31,562	34,890	208	206	31,354	34,684
Cash and cash equivalents		129,894	94,890	30,087	7,209	99,807	87,681
Restricted cash		24,738	18,692	—	—	24,738	18,692
Accounts receivable		51,223	58,419	17,008	12,281	34,215	46,138
Deferred rent receivable		13,930	10,201	13,930	10,201	—	—
Prepaid expenses and other		13,457	8,102	518	8	12,939	8,094
Income taxes receivable		1,809	2,262	—	—	1,809	2,262
Future tax assets	12	42,820	26,054	12,790	13,951	30,030	12,103

		$2,632,142	$2,318,006	$1,302,376	$1,058,434	$1,329,766	$1,259,572

LIABILITIES AND SHAREHOLDERS' EQUITY AND MAGNA'S NET INVESTMENT
Liabilities
Long-term debt	13	$187,005	$138,785	$6,931	$5,935	$180,074	$132,850
Note obligations	14	208,933	67,392	—	—	208,933	67,392
Bank indebtedness	15	6,696	50,314	—	839	6,696	49,475
Accounts payable and accrued liabilities		128,481	122,405	18,487	15,784	109,994	106,621
Deferred revenue		19,335	12,422	—	—	19,335	12,422
Income taxes payable		2,571	905	2,571	905	—	—
Future tax liabilities	12	164,275	193,846	30,790	29,767	133,485	164,079
Minority interest		282,752	299,712	—	—	282,752	299,712

		1,000,048	885,781	58,779	53,230	941,269	832,551

Shareholders' equity and Magna's net investment
Class A Subordinate Voting Shares	17	1,552,901	—
Class B Shares	17	17,893	—
Deficit		(49,488)	—
Currency translation adjustment		110,788	—
Magna's net investment		—	1,432,225

		1,632,094	1,432,225	1,243,597	1,005,204	388,497	427,021

		$2,632,142	$2,318,006	$1,302,376	$1,058,434	$1,329,766	$1,259,572

Commitments and contingencies (notes 13 and 22)

On behalf of the Board:	/s/ Director	/s/ Director

See accompanying notes

Notes to Consolidated Financial Statements

        (All amounts in U.S. dollars and all tabular amounts in thousands unless otherwise specified)

1.    SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

        The consolidated financial statements have been prepared in U.S. dollars following Canadian generally accepted accounting principles ("Canadian GAAP"), which are also in conformity, in all material respects, with United States generally accepted accounting principles ("U.S. GAAP"), except as described in note 23 to the consolidated financial statements.

        The consolidated financial statements include the accounts of MI Developments Inc. and its subsidiaries (collectively "MID" or the "Company").

        On August 19, 2003, the shareholders of Magna International Inc. ("Magna") approved spin-off transactions to list the Company as an independent company, publicly traded on the New York Stock Exchange and Toronto Stock Exchange. Prior to the spin-off, Magna's net equity investment in MID was recapitalized into 47,582,083 Class A Subordinate Voting Shares and 548,238 Class B Shares of the Company. These shares were distributed on September 2, 2003 to Magna's shareholders of record as of the close of business on August 29, 2003. On August 18, 2003, the Company filed a final prospectus with applicable regulatory authorities in Canada, and an amended registration statement in the United States, to qualify the Class A Subordinate Voting Shares of the Company for public trading in Canada and the United States and to qualify the Class B Shares of the Company for public trading in Canada.

        The Company holds an investment in Magna Entertainment Corp. ("MEC"), an owner and operator of horse racetracks and a supplier of live racing content to the inter-track, off-track, and account wagering markets. The Company owns approximately 59% of MEC's total equity, representing approximately 96% of the total voting power of its outstanding stock. MEC's results are consolidated with the Company's results, with outside ownership accounted for as a minority interest.

        The consolidated financial statements for the periods prior to the spin-off from Magna present the historic consolidated financial position, results of operations and cash flows of the Company on a carve-out basis from Magna. All assets and liabilities recorded in the consolidated financial statements for the periods prior to the spin-off are at Magna's historic book values and have been included from the date they were acquired by Magna. These consolidated financial statements present the financial position, results of operations, changes in Magna's net investment and cash flows of the Company as if it had operated as a stand-alone entity subject to Magna's control.

        The consolidated statements of income (loss) include rental revenue and finance income earned by the Company on leases with Magna and its subsidiaries, which represent a combination of operating and direct financing leases, from their effective dates. Certain of the expenses presented in the consolidated statements of income (loss) represent intercompany allocations and management's estimates of the cost of services provided by Magna. These allocations and estimates are considered by management to be the best available approximation of the expenses that the Company would have incurred had it operated on a stand-alone basis over the periods presented.

        Interest expense for the periods prior to the spin-off, as presented in the consolidated statements of income (loss), includes interest on external debt and amounts due to Magna (included in Magna's net investment) during those periods. Magna's net investment at the date of spin-off and at the end of the prior periods, which includes both debt and equity components, comprises the accumulated earnings of the Company, contributions by, less distributions to, Magna, and the currency translation adjustment up to such dates.

        Income taxes for the Company for the periods prior to the spin-off have been recorded at statutory rates based on income before income taxes as reported in the consolidated statements of income (loss) as though the Company was a separate tax paying entity. Income taxes payable in respect of historically separate tax paying legal entities have been presented as a liability in the consolidated balance sheet as at December 31, 2003. Income taxes payable in respect of other components which were not historically separate tax paying legal entities have been included in Magna's net investment for the periods prior to the spin-off. Future income taxes have been presented in the consolidated balance sheets for temporary differences between the financial reporting and tax bases of the Company's assets and liabilities.

        As a result of the basis of presentation described above, the consolidated statements of income (loss) may not necessarily be indicative of the revenues and expenses that would have resulted had the Company operated as a stand-alone entity during the periods prior to the spin-off.

        The consolidated statements of income (loss) include the financial results for all properties except for properties acquired during the three-year period ended December 31, 2003 for which financial results are included from the respective dates of acquisition. With respect to the Eurostar assembly facility described in note 7(b), the consolidated statements of income (loss) only include lease income commencing July 11, 2002, the date of acquisition of this property by Magna. The consolidated statements of income (loss) include lease income commencing January 1, 2003 with respect to the Donnelly real estate acquired effective October 1, 2002 and described in note 7(b).

        The Company's subsidiaries are included in these consolidated financial statements using the purchase method of accounting from the date they were acquired by Magna or MEC. All significant intercompany balances and transactions have been eliminated.

        Financial data and related measurements are presented in the following categories, which correspond to the Company's reporting segments as described in note 20 to the consolidated financial statements:

        Real Estate Business — The Real Estate Business owns income-producing real estate assets in Canada, Austria, the United States, Germany, Mexico, the United Kingdom, Poland, the Czech Republic, Belgium and Spain. Substantially all these real estate assets are leased to, or are under development for subsequent lease to, Magna's automotive operating units. The Real Estate Business also owns certain properties that are being held for future development or sale.

        MEC — MEC is North America's largest operator of horse racetracks, based on revenue. The Company has a 59% equity stake in MEC and exercises control over 96% of the votes attached to MEC's outstanding stock.

        The effects of transactions between the above-mentioned segments have been eliminated.

        We have reclassified certain prior year's amounts to conform to this year's presentation.

Lease Accounting and Revenue Recognition

Real Estate Business

        The leases with Magna (the "Leases") are triple net leases under which the lessee is responsible for the direct payment of all operating costs related to the properties (including property taxes, insurance, utilities and routine repairs and maintenance). Revenues and operating expenses do not include any amounts related to operating costs paid directly by the lessees.

        Substantially all the Leases provide for either scheduled fixed rent increases or periodic rent increases based on a local price index. Where periodic rent increases depend on a local price index, such rent increases are accounted for as contingent rentals and recognized in income in applicable future years.

        Where the Company has retained substantially all the benefits and risks of ownership of its rental properties, leases with its tenants are accounted for as operating leases. Rental revenues under operating leases are recognized on a straight-line basis, whereby the scheduled fixed lease payments are recognized in income over the term of the respective lease. The amount by which the straight-line rental revenue exceeds rents collected in accordance with the lease agreements is included in deferred rent receivable.

        Where substantially all the benefits and risks of ownership of its rental properties have been transferred to tenants, the Company's leases are accounted for as direct financing leases. For properties under direct financing leases, the Company determines an implicit interest rate based on the cost of the subject property (or net book value where appropriate), the minimum lease payments and estimated residual value, and records finance income based on applying this implicit interest rate to the investment in the direct financing lease.

        For leases involving land and buildings, if the fair value of the land exceeds 25% of the consolidated fair value of the land and building at the inception of the lease, the Company evaluates the land and building separately in determining the appropriate lease treatment. In such circumstances, the land lease is typically accounted for as an operating lease; the building could be either an operating lease or direct financing lease, as appropriate.

        Residual values are the estimated fair market values of the properties at the end of the lease term. The initial net investment in direct financing leases includes the present value of the estimated residual value, which amount is implicitly accreted to the estimated residual value over the lease term. Management utilizes third party publications and its own historical experience to determine the estimated fair market values of the properties at the end of the lease term. Management reviews these estimates to evaluate whether they will be recoverable at the end of the lease term. Declines in residual values for direct financing leases are recognized as an immediate charge to income.

MEC

Racetrack Revenues

        MEC records operating revenues associated with horse racing on a daily basis, except for season admissions which are recorded ratably over the racing season. Wagering revenues are recognized gross of purses, stakes and awards and pari-mutuel wagering taxes. The costs relating to these amounts are shown as "Purses, awards and other" in the accompanying consolidated statements of income (loss). Deferred revenues associated with racetrack operations consist primarily of prepaid box seats, admission tickets and parking, which are recognized ratably over the period of the related race meet.

Other Revenues

        Revenues from the sale of MEC's residential development inventory are recognized in two phases. First, revenue related to sale of land is recognized when the title to the land passes to the purchaser. The remaining revenue is recognized when the unit is constructed by the independent contractor and the collection of the sale proceeds is reasonably assured and all other significant conditions are met. Properties which have been sold, but for which these criteria have not been satisfied, are included in residential development real estate.

        MEC's golf course annual membership fee revenues are recognized ratably over the applicable season. Non-refundable golf membership initiation fees are deferred and amortized over the expected membership life.

Real Estate Properties

Revenue-producing Properties

        Revenue-producing properties under operating leases, revenue-producing racetrack properties and revenue producing non-racetrack properties are stated at cost less accumulated depreciation, reduced for impairment losses where appropriate.

        Government grants and tax credits received for capital expenditures are reflected as a reduction of the cost of the related asset.

        Depreciation is provided on a straight-line basis over the estimated useful lives as follows: buildings over 20 to 40 years and parking lots and roadways over 10 years.

Development Properties

        Development properties, which include Real Estate Business properties and under-utilized racetrack real estate, are stated at cost, reduced for impairment losses where appropriate. Real Estate Business properties under development to be leased under operating leases are classified as such until the property is substantially completed and available for occupancy. Real Estate Business properties under development to be leased under direct financing leases are classified as such until lease inception.

Properties Held for Sale

        Properties held for sale are carried at the lower of cost less accumulated depreciation and fair value less costs of disposal.

        In all cases, cost represents acquisition and development costs including direct construction costs, capitalized interest and indirect costs wholly attributable to development.

Fixed Assets

        Fixed assets are recorded at cost, less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the fixed assets as follows: machinery and equipment over 3 to 15 years and furniture and fixtures over 5 to 7 years.

        Government grants and tax credits received for capital expenditures are reflected as a reduction of the cost of the related asset.

Impairment of Long-Lived Assets

        The Company measures impairment losses on long-lived assets, including real estate properties, fixed assets and other long-term assets, as the amount by which the asset's carrying value exceeds its fair value. The Company evaluates impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable.

        For properties and fixed assets not available for sale, the Company assesses periodically whether there are indicators of impairment. If such indicators are present, the Company completes a net recoverable amount analysis for the property by determining whether the carrying value of the property can be recovered through projected undiscounted cash flows. If the sum of expected future cash flows, undiscounted and without interest charges, is less than net book value, the excess of the net book value over the estimated fair value, based on using discounted future cash flows and appraisals, is charged to operations in the period in which such impairment is determined by management.

        When properties are identified by the Company as available for sale, the carrying value is reduced, if necessary, to the estimated fair value less costs of disposal. Fair value is determined based upon discounted cash flows of the assets, appraisals and, if appropriate, current estimated net sales proceeds from pending offers.

Racing Licenses

        Racing licenses represent the value attributed to licenses to conduct race meets acquired through MEC's acquisition of racetracks. Racing licenses which meet the definition of indefinite life intangibles, and other indefinite life intangible assets, are not subject to amortization, but are evaluated for impairment on an annual basis or when impairment indicators are present. Impairment is assessed based on a comparison of the fair value of the intangible asset with its carrying amount. When the carrying amount of the intangible assets exceeds its fair value, the amount of the impairment loss to be recognized would be equal to the excess. The fair value of racing licenses is determined in the same manner as in a business combination.

        Prior to January 1, 2002, racing licenses and goodwill were amortized on a straight-line basis over 20 years. The following is a reconciliation of net income for fiscal 2001 to adjusted amounts excluding amortization of racing licenses and goodwill:

2001
Net income	$33,208
Amortization of racing licenses and goodwill	3,653

Adjusted net income	$36,861

        The Company did not have any definite life intangibles at December 31, 2003.

Cash and Cash Equivalents

        Cash and cash equivalents include cash on account, demand deposits and short-term investments with remaining maturities of less than three months at the date of acquisition. Restricted cash represents segregated cash accounts held by MEC on behalf of others, primarily horse owners.

Advertising

        Costs incurred for producing advertising associated with horse racing are generally expensed when the advertising program commences. Costs incurred with respect to promotions for specific live race days are expensed on the applicable race day.

Stock-Based Compensation Plans

        No compensation expense is recognized for stock options granted by MID or MEC under its incentive stock option plans. Disclosures have been made to reflect the pro forma impact of the use of the fair-value method of accounting for stock-based compensation (see note 18).

Income Taxes

        The Company uses the liability method of tax allocation for accounting for income taxes. Under the liability method of tax allocation, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Foreign Currency Translation

        The Company has self-sustaining operations in Canada, the United States and Europe which are financially and operationally independent. Assets and liabilities of the Company's operations having a functional currency other than the U.S. dollar are translated into U.S. dollars at the exchange rate in effect at the end of each accounting period and revenues and expenses are translated at the average rate during the period. Exchange gains or losses on translation of the Company's net investment in these operations are deferred as a separate component of shareholders' equity or included in Magna's net investment for periods prior to the spin-off. The appropriate amounts of exchange gains or losses accumulated as a separate component of shareholders' equity are reflected in income when there is a reduction in the Company's net investment in the operations that gave rise to such exchange gains and losses. Because of the strengthening of the euro and the Canadian dollar against the U.S. dollar during 2003, the Company recorded unrealized foreign currency gains related to its net investments in currencies other than the U.S. dollar. At December 31, 2003, the cumulative translation adjustment was $110.8 million.

        Foreign exchange gains and losses on transactions occurring in a currency different from an operation's functional currency are reflected in income, except for gains and losses on foreign exchange forward contracts used to hedge specific future commitments in foreign currencies. Gains or losses on these contracts are accounted for as a component of the related hedged transaction.

Employee Benefit Plans

        The cost of providing benefits through defined benefit pension plans is actuarially determined and recognized in income using the projected benefit method prorated on service and management's best estimate of expected plan investment performance, salary escalation and retirement ages of employees. Differences arising from plan amendments, changes in assumptions and experience gains and losses are recognized in income over the expected average remaining service life of employees. Plan assets are valued at fair value. The cost of providing benefits through defined contribution pension plans is charged to income in the period in respect of which contributions become payable.

Subordinated Notes

        The convertible subordinated notes issued by MEC are recorded in part as debt and in part as minority interest. The debt component consists of the present value of the future interest and principal payments on the convertible subordinated notes to maturity and is presented as note obligations. Interest on the debt component is accrued over time and recognized as a charge against income.

        The minority interest component represents the value of the holders' option to convert the convertible subordinated notes into shares of Class A Subordinate Voting Stock of MEC. The holders' conversion option is valued using a residual value approach.

Interest Rate Swaps

        MEC utilizes, on occasion, interest rate swap contracts to hedge exposure to interest rate fluctuations on its variable rate debt. These swap contracts are accounted for using hedge accounting and the net swap settlements are recognized in the same period, and as part of, the hedged transaction. MEC formally documents, designates and assesses the effectiveness of such transactions in order to qualify for hedge accounting treatment. If hedges are found to be ineffective, then changes in their fair value are recognized in income to the extent of their ineffectivness.

Use of Estimates

        The preparation of the consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. Actual results could differ materially from these estimates.

2.    ACCOUNTING CHANGES

Disposal of Long-Lived Assets and Discontinued Operations

        In December 2002, the Canadian Institute of Chartered Accountants ("CICA") amended Handbook Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations" ("CICA 3475"). CICA 3475 provides guidance on differentiating between assets held for sale and held for disposal other than by sale and on the presentation of discontinued operations. CICA 3475 applied to disposal activities initiated on or after May 1, 2003. This did not have any impact on the presentation of the Company's financial results.

Disclosure of Guarantees

        In February 2003, the CICA issued Accounting Guideline 14, "Disclosure of Guarantees" ("AcG-14"). This guideline provides assistance regarding the identification of guarantees and requires a guarantor to disclose the significant details of guarantees that have been given regardless of whether it will have to make payments under the guarantees. This guideline came into effect for the Company's first quarter of 2003.

3.    WRITE-DOWN OF MEC'S LONG-LIVED AND INTANGIBLE ASSETS

        MEC's long-lived assets and racing licenses were tested for impairment after completion of MEC's annual business planning process. In 2003, MEC experienced lower average daily attendance at most of its racetracks which resulted in decreased on-track wagering activity. Also contributing to the decline in on-track wagering activity was a generally weaker United States economy and severe weather experienced in the year, particularly in the northeast region of the United States where several of MEC's facilities are located, which resulted in live race day and simulcast signal cancellations. As a result of these factors, operating profits and cash flows were lower than expected in 2003. In addition, one of MEC's racetracks operates under a lease, which expires on December 31, 2004. Given the uncertainty of renewal of this lease and based on the 2003 operating results of certain other racetracks, the earnings forecasts for certain of MEC's racetracks were revised.

        The fair value of the racetracks was determined using the discounted cash flow method, including a probability-weighted approach in considering the likelihood of possible outcomes. It also included the estimated future cash flows associated with the racing licenses and long-lived assets directly associated with, and expected to arise as a direct result of, the use and disposition of those assets. The fair value determined was then compared to the carrying value of the racing licenses and long-lived assets in order to determine the amount of the impairment. The long-lived assets consist of fixed assets and real estate properties.

        As a result of the assets' carrying value exceeding their fair value at seven of MEC's racetracks, MEC recognized a non-cash impairment charge of $3.9 million related to its long-lived assets, which has been allocated to fixed assets, and a non-cash impairment charge of $130.9 million related to racing licenses and other intangible assets in 2003.

        In 2002, MEC recognized a non-cash impairment charge of $14.7 million related to its long-lived assets, which was allocated to fixed assets and real estate properties on a pro-rata basis using the relative carrying values of the assets, and a non-cash impairment charge of $2.8 million related to racing licenses at two racetracks.

4.    DILUTION LOSSES

For the Year Ended December 31, 2002

        In April 2002, MEC completed a public offering by issuing 23.0 million shares of its Class A Subordinate Voting Stock for aggregate cash consideration, net of share issue expenses, of $142.0 million. The Company recognized a loss of $10.7 million from its ownership dilution arising from the issue. The loss incurred was not subject to income taxes as the issue was completed on a primary basis by MEC.

For the Year Ended December 31, 2001

        In April 2001, MEC issued 3.2 million shares of its Class A Subordinate Voting Stock to complete the acquisition of certain businesses (see note 7). The Company incurred a loss of $6.9 million from its ownership dilution on the issue. The loss incurred was not subject to income taxes as the issue was completed on a primary basis by MEC.

5.    LOSS PER SHARE AND DEFICIT FOR THE YEAR ENDED DECEMBER 31, 2003

        The Company's loss per share for the year ended December 31, 2003 reflects the Company's net loss only for the period subsequent to August 29, 2003, the date when Magna's net investment was exchanged for Class A Subordinate Voting Shares and Class B Shares of the Company as part of the Company's spin-off from Magna. The weighted average number of basic and fully diluted outstanding shares is calculated for the same period of August 30, 2003 to December 31, 2003.

        The computation of diluted loss per share in fiscal 2003 excludes the effect of the potential exercise of options because the effect would be anti-dilutive.

        The Company's net loss was $49.5 million for the period from August 30 to December 31, 2003. The basic and diluted weighted average number of shares outstanding for the same period was 48,130,321. Basic and diluted loss per share for the year ended December 31, 2003 was $1.03.

        The deficit reflects only the operations of the Company following August 29, 2003, which was the date when Magna's net investment was fixed for the purpose of the distribution of the Company's Class A Subordinate Voting Shares and Class B Shares to Magna's shareholders. That distribution is reflected as part of the net distribution to Magna on the consolidated statements of changes in deficit and Magna's net investment. The deficit was $49.5 million at December 31, 2003.

6.    DETAILS OF CASH FROM OPERATING ACTIVITIES

(a)
Items not involving current cash flows:

	2003	2002	2001
Real Estate Business
Losses (gains) on disposal of real estate	$114	$(128)	$(8,090)
Straight-line rent adjustment	(2,313)	(3,444)	(2,381)
Income from direct financing leases in excess of repayments	—	(4,619)	(1,525)
Depreciation and amortization	32,086	11,194	10,541
Future income tax expense (recovery)	7,526	9,245	(444)
Other	(43)	577	(1,181)

	37,370	12,825	(3,080)

MEC
Gains on disposal of real estate	$(31)	$(15,171)	$(20,429)
Depreciation and amortization	31,897	22,834	26,194
Write-down of other assets and fixed assets (note 3)	134,856	17,493	—
Write-down of excess real estate	—	5,823	—
Future income tax expense (recovery)	(64,155)	(9,410)	7,082
Minority interest expense	(43,957)	(5,280)	2,665
Dilution losses on issue of shares by MEC (note 4)	—	10,712	6,923
Other	3,688	(196)	(1,087)

	62,298	26,805	21,348

Consolidated	$99,668	$39,630	$18,268

(b)
Changes in non-cash balances:

	2003	2002	2001
Real Estate Business
Accounts receivable	$(3,493)	$(566)	$(3,176)
Prepaid expenses and other	(512)	77	356
Accounts payable and accrued liabilities	8,657	(31,755)	20,609
Income taxes payable	1,666	1,940	8,244

	6,318	(30,304)	26,033

MEC
Restricted cash	(4,757)	4,279	(5,053)
Accounts receivable	14,945	(3,361)	(1,587)
Prepaid expenses and other	2,887	(1,994)	3,325
Accounts payable and accrued liabilities	(3,237)	12,333	4,710
Deferred revenue	5,411	4,933	3,842
Income taxes payable	(1,571)	(8,128)	(5,023)

	13,678	8,062	214

Consolidated	$19,996	$(22,242)	$26,247

7.    BUSINESS AND PROPERTY ACQUISITIONS

(a)
Acquisitions in the year ended December 31, 2003

Real Estate Business

Tesma Facilities

        On January 31, 2003, the Company purchased three properties from Tesma International Inc. ("Tesma"), a public subsidiary of Magna, for cash consideration of $25.0 million and leased them back to Tesma under operating leases. The properties were purchased at fair market value (which was not materially different from Tesma's carrying value) and recorded at the transaction amount.

MEC

(i)    Flamboro Downs

        On October 18, 2002, the shares of Flamboro Downs Holdings Limited, the owner and operator of Flamboro Downs, were acquired by Ontario Racing Inc. ("ORI"). Flamboro Downs houses a gaming facility with 750 slot machines operated by the Ontario Lottery and Gaming Corporation ("OLGC"). On April 16, 2003, MEC received all necessary regulatory approvals for the acquisition of Flamboro Downs, and accordingly the shares of ORI were transferred to MEC. Prior to the share transfer, ORI was owned by an employee of MEC. The results of ORI were accounted for under the equity method for the period from October 18, 2002 to April 16, 2003. For the year ended December 31, 2003, MEC's general and administrative expenses included $992,000 (2002 — $463,000) of equity income from its investment in ORI.

        As of April 16, 2003, the acquisition of Flamboro Downs was accounted for by the purchase method. The purchase price, net of cash acquired, was approximately $59.4 million and was previously funded by MEC through a cash advance to ORI at October 18, 2002 of $23.1 million, with the remainder satisfied by ongoing payments under secured notes of approximately $32.9 million and an obligation to pay an additional $3.5 million in the event that Flamboro Downs' agreement with the OLGC with respect to the slot facility is extended. The secured notes and obligation are payable in Canadian dollars. At December 31, 2002, the cash advance to ORI was included in other assets.

        The purchase price of this acquisition has been allocated using the purchase method to the assets and liabilities acquired as follows:

Non-cash working capital deficit	$(1,549)
Real estate properties and fixed assets	16,494
Other assets (mainly racing licences)	55,491
Future income taxes	(11,031)

Net assets acquired, net of cash acquired	$59,405

Comprised of:
Cash	$23,055
Issuance of secured notes (see note 13)	32,855
Obligation with respect to the extension of the slot facility (see note 13)	3,495

Total purchase consideration, net of cash acquired	$59,405

(ii)   AmTote International, Inc.

        On August 22, 2003, MEC completed the acquisition of a 30% equity interest in AmTote International, Inc. ("AmTote") for a total cash purchase price, including transaction costs, of $4.3 million. AmTote is a leading provider of totalisator services to the North American pari-mutuel industry and has service contracts with over 70 North American racetracks and other wagering entities.

(b)   Acquisitions in the year ended December 31, 2002

Real Estate Business

        (i)    Eurostar Facility

        On July 11, 2002, the Company acquired land and buildings in Austria at a cost of $74.8 million in connection with Magna's acquisition of the Eurostar assembly facility. These assets were leased to Magna Steyr under a lease agreement effective July 11, 2002.

        (ii)   Magna Donnelly Facilities

        On October 1, 2002, the Company acquired land and buildings in the United States, Mexico, Germany and Spain, at a cost of $25.0 million, in connection with Magna's acquisition of Donnelly Corporation ("Magna Donnelly"). Since there was no cash consideration paid by Magna in connection with the acquisition of Magna Donnelly, the acquisition of the Magna Donnelly real estate by the Company was reflected as a non-cash contribution by Magna. These assets were leased to Magna Donnelly in 2003.

MEC

        (i)    Lone Star Park at Grand Prairie

        On October 23, 2002, MEC completed the acquisition of substantially all the operations and related assets of Lone Star Park at Grand Prairie, for a total cash purchase price, including transaction costs, of $79.1 million, net of cash acquired of $1.8 million. Lone Star Park at Grand Prairie operates thoroughbred and American Quarter horse race meets at its racetrack located near Dallas, Texas.

        (ii)   The Maryland Jockey Club

        On November 27, 2002, MEC completed the acquisition of a controlling interest in the Pimlico Race Course and Laurel Park, which are operated under the trade name "The Maryland Jockey Club" ("MJC"), for a total purchase price, including transaction costs, of $84.9 million, net of cash acquired of $5.3 million. The total purchase price was satisfied by cash payments of $66.6 million and the obligation to pay $18.3 million, which bears interest at the six-month London Interbank Offered Rate ("LIBOR"), upon the exercise of either the put or call option described below. Under the terms of the agreements, MEC acquired a 51% equity and voting interest in The Maryland Jockey Club of Baltimore City, Inc., the owner of Pimlico Race Course, a 51% voting interest and a 58% equity interest on a fully diluted basis in Laurel Racing Assoc., Inc., the general partner and manager of Laurel Racing Association Limited Partnership ("LRALP"), the owner of Laurel Park, and the entire limited partnership interest in LRALP. MEC also purchased options from the De Francis family to buy their remaining voting and equity interests in MJC, which represent all of the minority interests, at any time during the period starting 48 months and ending 60 months after the closing of the transaction. MEC has also granted the De Francis family the option to sell such interests to MEC at any time during the first five years after the closing. In consideration for these options, MEC paid $18.4 million on closing and an additional $18.3 million, plus interest at the six-month LIBOR, will be paid on exercise of the options (see note 13(a)). The put and call options are viewed, for accounting purposes, on a combined basis with the minority interest and accounted for as a financing of MEC's purchase of such minority interest. Accordingly, MEC has consolidated 100% of the operations of MJC from the date of acquisition. The Pimlico Race Course, the home of the Preakness Stakes, the middle jewel in thoroughbred racing's Triple Crown, and Laurel Park are located in the Baltimore, Maryland area.

        The purchase price of these acquisitions has been allocated using the purchase method to the assets and liabilities acquired as follows:

	Lone Star	MJC	Other	Total
Non-cash working capital	$(4,087)	$(12,159)	$(384)	$(16,630)
Real estate properties and fixed assets	64,010	70,458	393	134,861
Other assets (mainly racing licences)	34,797	96,832	585	132,214
Debt due within one year	(62)	(1,041)	—	(1,103)
Long-term debt	(15,563)	(25,489)	—	(41,052)
Future income taxes	—	(43,674)	—	(43,674)

Net assets acquired	$79,095	$84,927	$594	$164,616

Comprised of:
Cash	$79,095	$66,615	$594	$146,304
Issuance of long-term debt (note 13)	—	18,312	—	18,312

Total purchase consideration, net of cash acquired	$79,095	$84,927	$594	$164,616

(c)
Acquisitions in the year ended December 31, 2001

MEC

(i)    MEC Pennsylvania

        On April 5, 2001, MEC completed the acquisition of Ladbroke Racing Pennsylvania, Inc. and Sport Broadcasting, Inc. (collectively the "Ladbroke Companies" or "MEC Pennsylvania") for a total purchase price, including transaction costs, of $46.6 million, net of cash acquired of $7.0 million. The total purchase price was satisfied by: cash payments of $20.1 million; the issuance of two promissory notes totalling $13.25 million, bearing interest at 6% per annum, with the first note in the amount of $6,625,000 maturing on the first anniversary of the closing date and the second note in the amount of $6,625,000 maturing on the second anniversary of the closing date; and by the issuance of 3,198,297 shares of MEC's Class A Subordinate Voting Stock. The Ladbroke Companies include account wagering operations, The Meadows harness racetrack and four off-track betting facilities located around the Pittsburgh, Pennsylvania area.

(ii)   Multnomah Greyhound Park

        On October 26, 2001, MEC acquired all the outstanding capital stock of MKC Acquisition Co., operating as Multnomah Greyhound Park, for a total purchase price, including transaction costs, of $5.9 million, net of cash acquired of $0.3 million. Of the total purchase price, $3.9 million was paid in cash and the balance of $2.0 million through the issuance of 330,962 shares of MEC's Class A Subordinate Voting Stock. Multnomah Greyhound Park is located in Portland, Oregon and operates a greyhound dog racing and pari-mutuel horse wagering business.

        The purchase price of these acquisitions has been allocated using the purchase method to the assets and liabilities acquired as follows:

	MEC Pennsylvania	Multnomah Greyhound Park	Total
Non-cash working capital deficit	$(6,514)	$(292)	$(6,806)
Real estate properties and fixed assets	19,947	292	20,239
Other assets (mainly racing licences)	60,587	5,910	66,497
Future income taxes	(27,448)	(31)	(27,479)

Net assets acquired	$46,572	$5,879	$52,451

Comprised of:
Cash	$20,072	$3,879	$23,951
Issuance of two promissory notes	13,250	—	13,250
Issuance of MEC Class A Subordinate Voting Stock	13,250	2,000	15,250

Total purchase consideration, net of cash acquired	$46,572	$5,879	$52,451

(d)
Pro-forma Impact

        If the business acquisitions completed during the years ended December 31, 2003 and 2002 had occurred on January 1, 2002, the Company's unaudited pro-forma revenue would have been $821.3 million for the year ended December 31, 2003 (2002 — $809.5 million) and its unaudited pro-forma net loss would have been $32.3 million for the year ended December 31, 2003 (2002 — net income of $13.7 million).

8.    REAL ESTATE PROPERTIES

(a)
Real estate properties consist of:

	2003	2002
Real Estate Business
Revenue-producing properties under operating leases
Land	$179,848	$127,686
Buildings, parking lots and roadways — cost	1,058,948	498,824
Buildings, parking lots and roadways — accumulated depreciation	(150,913)	(110,915)

	1,087,883	515,595

Development properties
Land and improvements	124,926	68,475
Properties under development	8,700	38,363

	133,626	106,838

Properties held for sale	6,003	5,121

	1,227,512	627,554

MEC
Revenue-producing racetrack properties
Land and improvements	210,859	207,338
Buildings — cost	253,619	222,661
Buildings — accumulated depreciation	(36,454)	(19,298)
Construction in progress	101,216	55,742

	529,240	466,443

Under-utilized racetrack properties	97,201	100,285

Development properties
Land and improvements	60,089	41,008
Properties under development	62,441	30,376

	122,530	71,384

Revenue-producing non-racetrack properties
Land and improvements	35,236	29,186
Buildings — cost	53,939	45,041
Buildings — accumulated depreciation	(8,621)	(5,720)

	80,554	68,507

Properties held for sale	9,345	10,827

	838,870	717,446

Consolidated	$2,066,382	$1,345,000

(b)
In addition to direct development and construction costs, real estate properties included the following amounts of capitalized interest costs:

	2003	2002
Real Estate Business	$248	$—
MEC	11,664	4,383

Consolidated	$11,912	$4,383

(c)
In November 2002, MEC entered into an agreement to sell excess real estate located at Golden Gate Fields. The carrying value of the property, prior to entering into the agreement, was $14.3 million. In 2002, MEC recorded a write-down of this real estate, which resulted in a loss before income taxes and a loss after income taxes of $5.8 million and $2.4 million, respectively. In December 2003, MEC completed the transaction for consideration of $8.5 million. There was no gain or loss on this transaction in 2003.

(d)
Future minimum rental payments on operating leases, substantially all of which are due from Magna or its subsidiaries, to be received under non-cancellable leases in effect at December 31, 2003 are shown in the table below. This factors in only the contracted fixed rent increases, and does not include rents from any renewals on lease expiry.

2004	$127,590
2005	127,426
2006	126,548
2007	125,856
2008	123,665
Thereafter	929,031

$1,560,116

9.    DIRECT FINANCING LEASES

        Effective January 1, 2003, the Company amended certain leases with Magna and its subsidiaries to reduce the remaining lease terms and minimum lease payments, and replace scheduled rent increases with periodic rent increases based on a local price index. As a result of these amendments, all of the direct financing leases were reclassified as operating leases. The net book value of direct financing leases at Dec 31, 2002 was $387.0 million.

10.    OTHER ASSETS

Other assets consist of:

	2003	2002
Real Estate Business
Deferred financing charges	$323	$—

MEC
Racing licenses:
Balance, beginning of the year	293,986	170,355
Acquired during the year	55,491	130,076
Write-down of racing licenses (note 3)	(125,783)	(2,753)
Adjustment to purchase price allocation for Multnomah Greyhound Park	—	(3,692)
Foreign currency impact on racing licenses	12,404	—

Balance, end of year	236,098	293,986
Receivable from Ontario Racing Inc. (note 7)	—	23,726
Investments, long-term receivables and other	7,738	10,639
Note issue costs	6,827	2,767
Equity investments	4,593	—
Goodwill, net	748	1,354

	256,004	332,472

Consolidated	$256,327	$332,472

        Deferred financing charges of the Real Estate Business are being amortized over a period of two years with such charges included in interest expense.

11.    FIXED ASSETS

Fixed assets consist of:

	2003	2002
Real Estate Business
Furniture and fixtures — cost	$723	$661
Furniture and fixtures — accumulated depreciation	(515)	(455)

	208	206

MEC
Racetrack fixed assets:
Cost
Machinery and equipment	51,436	43,957
Furniture and fixtures	10,964	11,752

	62,400	55,709

Accumulated depreciation
Machinery and equipment	(30,172)	(23,408)
Furniture and fixtures	(6,530)	(3,380)

	25,698	28,921

Other fixed assets:
Cost
Machinery and equipment	4,456	3,835
Furniture and fixtures	7,418	6,240

	11,874	10,075

Accumulated depreciation
Machinery and equipment	(2,819)	(2,054)
Furniture and fixtures	(3,399)	(2,258)

	5,656	5,763

	31,354	34,684

Consolidated	$31,562	$34,890

12.    INCOME TAXES

(a)
The provision (recovery) for income taxes differs from the expense that would be obtained by applying Canadian statutory rates as a result of the following:

	2003	2002	2001
Real Estate Business
Expected income taxes at Canadian statutory rate	$17,573	$14,521	$16,043
Foreign rate differentials	(3,429)	(548)	(1,752)
Losses not utilized	(211)	—	—
Increase (decrease) in enacted tax rates	2,410	(1,152)	(3,759)
Other	1,671	938	(1,429)

	18,014	13,759	9,103

MEC
Expected income taxes at Canadian statutory rate	(60,415)	(8,798)	6,725
Foreign rate differentials	(3,975)	(25)	(422)
Losses not benefited (utilized)	(1,082)	(1,064)	262
Loss on issue of shares by subsidiary	—	4,137	2,890
Increase in enacted tax rates	3,721	106	—
Other	3,045	1,442	(106)

	(58,706)	(4,202)	9,349

Consolidated	$(40,692)	$9,557	$18,452

(b)
The details of income (loss) before income taxes and minority interest by jurisdiction are as follows:

	2003	2002	2001
Real Estate Business
Canadian	$11,669	$15,823	$6,989
Foreign	36,317	19,775	31,446

	47,986	35,598	38,435

MEC
Canadian	5,355	(10,433)	(3,347)
Foreign	(170,334)	(10,338)	19,237

	(164,979)	(20,771)	15,890

Consolidated	$(116,993)	$14,827	$54,325

(c)
The details of the income tax provision (recovery) are as follows:

	2003	2002	2001
Real Estate Business
Current provision (recovery):
Canadian federal taxes	$2,918	$1,976	$(258)
Provincial taxes	1,160	684	(119)
Foreign taxes	6,410	1,853	9,924

	10,488	4,513	9,547

Future provision (recovery):
Canadian federal taxes	2,069	2,155	505
Provincial taxes	1,069	957	196
Foreign taxes	4,388	6,134	(1,145)

	7,526	9,246	(444)

	18,014	13,759	9,103

MEC
Current provision:
Canadian federal taxes	2,048	1,523	527
Provincial taxes	1,024	728	255
Foreign taxes	2,377	2,957	1,485

	5,449	5,208	2,267

Future provision (recovery):
Canadian federal taxes	1,385	1,069	366
Provincial taxes	692	503	178
Foreign taxes	(66,232)	(10,982)	6,538

	(64,155)	(9,410)	7,082

	(58,706)	(4,202)	9,349

Consolidated	$(40,692)	$9,557	$18,452

(d)
Future income taxes have been provided on temporary differences, which consist of the following:

	2003	2002	2001
Real Estate Business
Direct financing and operating leases book to tax differences	$1,838	$8,709	$4,725
Deferred rent receivable	1,342	1,358	935
Increase (decrease) in enacted tax rates	2,410	(1,152)	(3,252)
Tax losses utilized (benefited)	811	(698)	(528)
Other	1,125	1,029	(2,324)

	7,526	9,246	(444)

MEC
Tax depreciation in excess of book depreciation	435	959	5,334
Increase (decrease) in enacted tax rates	3,721	—	(509)
Write-down of racing licenses, properties and fixed assets	(53,194)	(6,123)	—
Tax losses utilized (benefited)	(10,932)	(1,891)	987
Other	(4,185)	(2,355)	1,270

	(64,155)	(9,410)	7,082

Consolidated	$(56,629)	$(164)	$6,638

(e)
Future tax assets and liabilities consist of the following temporary differences:

	2003	2002
Real Estate Business
Assets
Tax benefit of loss carryforwards	$22,117	$16,139
Other	529	569

	22,646	16,708
Valuation allowance against tax benefit of loss carryforwards	(9,856)	(2,757)

	$12,790	$13,951

Liabilities
Direct financing and operating leases book value in excess of tax value	29,570	31,687
Other	1,220	(1,920)

	$30,790	$29,767

	2003	2002
MEC
Assets
Real estate properties' tax value in excess of book value	$23,145	$17,951
Tax benefit of loss carryforwards
Pre-acquisition	4,803	4,233
Post-acquisition	12,871	1,939
Other	4,133	3,822

	44,952	27,945
Valuation allowance against tax basis of real estate properties in excess of book value	(9,994)	(10,250)
Valuation allowance against tax benefit of loss carryforwards
Pre-acquisition	(4,019)	(4,233)
Post acquisition	(909)	(1,359)

	$30,030	$12,103

Liabilities
Book value in excess of tax value:
Real estate properties	$70,993	$65,697
Other assets	59,716	96,330
Other	2,776	2,052

	$133,485	$164,079

(f)
Income taxes paid in cash were $16.4 (Real Estate Business — $10.7 million, MEC $5.7 million) for the year ended December 31, 2003 (2002 — $8.0 million; 2001 — $12.3 million).

(g)
At December 31, 2003, the Company had Canadian, U.S. and Austrian income tax loss carryforwards totalling approximately $115.1 million (Real Estate Business — $65.0 million and MEC — $50.1 million) that expire as follows:

Year of expiry	Real Estate Business	MEC
2008 to 2010	$—	$5,300
2012 to 2018	—	4,800
2020 to 2022	—	33,300
No expiry	65,000	6,700

	$65,000	$50,100

13.    DEBT AND COMMITMENTS

(a)
Long-term debt consists of the following:

	2003	2002
Real Estate Business
Mortgage bearing interest at 8.01% per annum with a maturity date of January 2009. The mortgage is repayable in equal blended monthly payments of Cdn $49,458	$3,895	$3,323
Mortgage bearing interest at 8.09% per annum with a maturity date of January 2011. The mortgage is repayable in equal blended monthly payments of Cdn $34,894	2,736	2,335
Mortgage bearing interest at 11% per annum with a maturity date of September 2004. The mortgage is repayable in equal blended monthly payments of Cdn $7,472	300	277

	6,931	5,935

MEC
Term loan facility, bearing interest at LIBOR plus 2.2% per annum (3.3% at December 31, 2003) (see note 19(c)), with a maturity date of November 30, 2004, secured by a deed of trust against Santa Anita Park racetrack and related real estate. At December 31, 2003, the term loan is fully drawn and is repayable in monthly principal amounts of $350,000 until maturity	51,100	55,650
Promissory note denominated in Canadian dollars bearing interest at the five-year Government of Canada benchmark bank bond rate plus 1.5% per annum, with a maturity date of June 30, 2007. The interest rate is not to be less than 6% per annum and cannot exceed 7% per annum (6% at December 31, 2003). The note is secured by two first mortgages and a debenture against Flamboro Downs racetrack and related real estate. The promissory note is repayable in annual instalments of $1.9 million (Cdn $2.5 million) with the remaining amount due upon maturity (see note 7(a))	38,135	—
Term loan facility of euro15 million, bearing interest at 4% per annum with a maturity date of February 9, 2007, secured by a pledge of land and a guarantee by MEC	18,887	—

Term loan facilities with the same financial institution, bearing interest at either the U.S. Prime rate or LIBOR plus 2.6% per annum (3.7% at December 31, 2003) until December 1, 2008, with a maturity date of December 1, 2013. On December 1, 2008, the interest rate is reset to the market rate for a United States Treasury security of an equivalent term plus 2.6%. The term loans are repayable in quarterly principal and interest payments. The loans are secured by deeds of trust on land, buildings and improvements and security interests in all other assets of certain entities of the Maryland Jockey Club	18,744	19,632

	2003	2002
Obligation to pay $18.3 million on exercise of either the put or call option for the remaining minority interest in the Maryland Jockey Club, bearing interest at the 6-month LIBOR (1.3% at December 31, 2003) (see note 7(b))	18,312	18,312
Capital lease (imputed interest rate of 8.5%) maturing April 1, 2027, secured by buildings and improvements at Lone Star Park at Grand Prairie	15,521	15,522
Bank term line of credit denominated in euros, bearing interest at EURIBOR plus 0.625% per annum (2.8% at December 31, 2003). The term line of credit is repayable in annual installments of $3.7 million ($2.9 million) due in July 2005. MEC has provided two first mortgages on real estate properties as security for this facility	7,328	9,077
Promissory note bearing interest at 6.0% per annum, repaid in April 2003	—	6,625
Term loan facility, bearing interest at 7.0% per annum until June 7, 2007, with a maturity date of June 7, 2017. On June 7, 2007 and June 7, 2012, the interest rate is reset to the market rate for a United States Treasury security of an equivalent term plus 2.6%. The term loan is repayable in quarterly principal and interest payments. The term loan is callable on December 31, 2006 or December 31, 2011. The loan is secured by a deed of trust on land, buildings and improvements and security interests in all other assets of certain entities of the Maryland Jockey Club	4,712	4,907
Obligation to pay Cdn $5.5 million with respect to the extension of Flamboro Downs' agreement with the OLGC regarding the slot facility, bearing interest at the five-year Government of Canada benchmark bank bond rate plus 1.5% per annum. The interest rate is not to be less than 6% per annum and cannot exceed 7% per annum (6% at December 31, 2003) (see note 7(a))	4,264	—
Unsecured promissory note bearing interest at 6.1% per annum, with a maturity date of September 14, 2005	2,500	2,500
Other loans to various subsidiaries from various banks and city governments, including equipment loans and a term loan, with interest rates ranging from 4% to 9%	571	625

	180,074	132,850

Consolidated total debt	187,005	138,785
Less: Current portion	58,618	15,259

Consolidated long-term debt	$128,387	$123,526

        The Company is in compliance with all of its debt agreements and related financial covenants.

        The overall weighted average interest rate on long-term debt at December 31, 2003 was 5.5% (2002 — 5.8%; 2001 — 5.9%).

(b)
Future principal repayments on long-term debt at December 31, 2003 are as follows:

Real Estate Business
2004	$570
2005	292
2006	316
2007	342
2008	370
Thereafter	5,041

6,931

MEC
2004	58,048
2005	11,662
2006	21,674
2007	52,845
2008	1,760
Thereafter	34,085

180,074

Consolidated	$187,005

(c)
Included within the schedule of future principal repayments of long-term debt (see (b) above) is an obligation incurred by MEC under a capital lease. Future minimum lease payments under the capital lease in effect at December 31, 2003 are as follows:

2004	$1,320
2005	1,320
2006	1,320
2007	1,452
2008	1,452
Thereafter	31,416

Total lease payments	38,280
Less: capital lease minimum payments representing interest	22,759

Present value of lease payments	$15,521

(d)
Effective September 25, 2003, MID entered into a $50.0 million credit facility agreement with a Canadian chartered bank. Amounts may be drawn under this facility in either U.S. or Canadian dollars. Interest on drawn amounts is calculated based on an applicable margin determined by the Real Estate Business' ratio of funded debt to earnings before interest, taxes, depreciation and amortization. Currently, MID is subject to the lowest applicable margin available, with drawn amounts incurring interest at the LIBOR or bankers' acceptance rates plus 1.25%, or the U.S. base or Canadian prime lending rate plus 0.25%. MID currently pays a commitment fee of 0.30% per annum on undrawn amounts under the facility. The credit facility agreement contains negative and affirmative financial and operating covenants. The facility is unsecured and matures on September 24, 2004, at which time it may be converted into a one-year term loan. No amounts were drawn under the facility as at December 31, 2003.

(e)
Interest expense and interest income include:

	2003	2002	2001
Real Estate Business
Interest cost, gross
External	$691	$640	$149
Intercompany to Magna	25,061	33,984	25,591

Interest cost, gross	25,752	34,624	25,740
Less: interest capitalized	(248)	—	—

Interest expense	25,504	34,624	25,740
Interest income	(472)	(1,762)	(532)

Interest expense, net	25,032	32,862	25,208

MEC
Interest cost, gross	24,049	7,262	6,930
Less: interest capitalized	(7,281)	(2,726)	(1,657)

Interest expense	16,768	4,536	5,273
Interest income	(1,622)	(3,760)	(2,591)

Interest expense, net	15,146	776	2,682

Consolidated	$40,178	$33,638	$27,890

  Interest capitalized relates to real estate properties under development.

  Interest paid in cash for the year ended December 31, 2003 was $45.6 million (2002 — $41.3 million; 2001 — $33.1 million).

(f)
Prior to the Spin-Off Transactions, the Real Estate Business' continuing funding requirements were advanced by Magna. These advances bore interest at rates based on the borrowing jurisdiction's bank prime rate plus a margin and were recorded as part of Magna's net investment.

(g)
At December 31, 2003, the MEC had commitments under operating leases requiring future annual rental payments as follows:

2004	$7,029
2005	2,121
2006	1,312
2007	427
2008	423
Thereafter	1,780

$13,092

  For the year ended December 31, 2003, operating lease expense amounted to approximately $8.4 million (2002 — $3.8 million; 2001 — $3.6 million).

  MEC also rents or leases certain totalisator equipment and services, for which the annual payments are contingent upon handle, live race days and other factors. MEC's rent expense relating to the totalisator equipment and services was $6.5 million for the year ended December 31, 2003 (2002 — $4.7 million; 2001 — $4.1 million).

(h)
MEC occupies land for the Remington Park racing facility under an operating lease that extends through 2013. The lease also contains options to renew for five 10-year periods after the initial term. MEC is obligated to pay additional rent based on minimum annual rental payments of approximately $0.1 million plus one-half of one percent of the wagers made at the racetrack in excess of $187.0 million during the racing season. The percentage rent was not applicable for the year ended December 31, 2003.

(i)
MEC has letters of credit issued with various financial institutions of $5.3 million to guarantee various of its construction projects. These letters of credit are secured by cash deposits of MEC.

(j)
MEC has provided indemnities related to surety bonds and letters of credit issued in the process of obtaining licenses and permits at certain racetracks and to guarantee various construction projects related to activity of its subsidiaries. As at December 31, 2003, these indemnities amounted to $8.8 million with expiration dates through 2004.

(k)
In connection with its acquisition of a controlling interest in The Maryland Jockey Club, Maryland Racing, Inc. ("MRI"), a wholly-owned subsidiary of MEC, agreed with the Maryland Racing Commission to spend a minimum of $5.0 million by August 31, 2003, an additional $5.0 million by December 31, 2003, and an additional $5.0 million by June 30, 2004 on capital expenditures and renovations at the Pimlico Race Course, Laurel Park, Bowie Training Center and their related facilities and operations. As a result of delays in permitting of several projects related to this commitment, only $4.5 million had been spent by December 31, 2003. In addition, MEC has deposited $5.5 million in an escrow account to be applied against future capital expenditures.

(l)
MEC had contractual commitments outstanding at December 31, 2003, of approximately $30.4 million, which related to construction and development projects.

14.    CONVERTIBLE SUBORDINATED NOTES

        MEC's subordinated notes are presented in the consolidated balance sheets as follows:

	2003	2002
Note obligations	$208,933	$67,392
Minority interest	14,615	4,565

        In June 2003, MEC issued $150.0 million of 8.55% convertible subordinated notes due June 15, 2010 at par, with proceeds, net of issue expenses, of $145.0 million. The unsecured notes are convertible at any time at the option of the holders into shares of MEC Class A Subordinate Voting Stock at a conversion price of $7.05 per share. The conversion price may be adjusted under certain circumstances. The notes are redeemable in whole or in part, at MEC's option, on or after June 2, 2006, at the principal amount plus accrued and unpaid interest, provided that, in connection with any redemption occurring on or after June 2, 2006 and before June 2, 2008, the closing price of MEC's Class A Subordinate Voting Stock has exceeded 125% of the conversion price for at least 20 trading days in the 30 consecutive trading day period ending on the trading day prior to mailing of the notice of redemption. At December 31, 2003, all the notes remained outstanding. Interest on the notes is payable in U.S. dollars on a semi-annual basis.

        On December 2, 2002, MEC issued $75.0 million of 7.25% convertible subordinated notes which mature on December 15, 2009. The unsecured notes are convertible at any time at the option of the holder into shares of Class A Subordinate Voting Stock of MEC at a conversion price of $8.50 per share. The conversion price may be adjusted under certain circumstances. The notes are redeemable in whole or in part, at MEC's option, on or after December 21, 2005, at the principal amount plus accrued and unpaid interest, provided that, in connection with any redemption occurring on or after December 21, 2005 and before December 15, 2007, the closing price of MEC's Class A Subordinate Voting Stock has exceeded 125% of the conversion price for at least 20 trading days in the 30 consecutive trading day period ending on the trading day prior to mailing of the notice of redemption. At December 31, 2003, all the notes remained outstanding.

        The value assigned to the holders' conversion option of these subordinated notes is included in MEC's equity. Accordingly, such amount is classified in minority interest in the Company's consolidated balance sheet as at December 31, 2003.

15.    BANK INDEBTEDNESS

(a)
MEC has a senior revolving credit facility in the amount of $50.0 million. The credit facility is available by way of U.S. dollar loans and letters of credit for general corporate purposes. Loans under the facility are secured by a first charge on the assets of Golden Gate Fields and a second charge on the assets of Santa Anita Park, and are guaranteed by certain of MEC's subsidiaries which own and operate Golden Gate Fields, Gulfstream Park and Santa Anita Park and operate Bay Meadows. At December 31, 2003, MEC had no borrowings under the facility (2002 — $49.5 million) and had issued letters of credit totalling $21.6 million (2002 — $20.0 million) under the credit facility, such that $28.4 million was unused and available. The credit facility expires on October 8, 2004, unless extended with the consent of both parties.

  The loans under the credit facility bear interest at either the U.S. base rate or LIBOR plus a margin based on MEC's ratio of debt to earnings before interest, taxes, depreciation and amortization. The weighted average interest rate on the loans outstanding under the credit facility as at December 31, 2003 was 4.0%.

(b)
At December 31, 2003, a subsidiary of MEC had borrowed $6.7 million under a $10.0 million revolving credit loan facility to fund capital expenditures. The indebtedness under the facility is secured by deeds of trust on land, buildings and improvements and security interests in all other assets of the subsidiary and certain affiliates of The Maryland Jockey Club. The advances under the facility bear interest at either the U.S. prime rate or LIBOR plus 2.6%. The annual interest rate on December 31, 2003 applicable to the advances then outstanding was 3.7%.

(c)
At December 31, 2003, MEC has unused and available operating lines of credit totalling $31.7 million, which are secured by a guarantee and the assets of certain subsidiaries.

16.    EMPLOYEE BENEFIT PLANS

        MEC's Santa Anita Park racetrack has a pension plan that consists of a non-contributory defined benefit retirement plan for year-round employees who are at least 21 years of age, have one or more years of service, and are not covered by collective bargaining agreements. Plan assets consist of a group of annuity contracts with a life insurance company. Plan benefits are based primarily on years of service and qualifying compensation during the final years of employment. Funding requirements comply with U.S. federal requirements that are imposed by law.

        The net periodic pension cost of the Company includes the following components:

	2003	2002	2001
Components of net periodic pension cost:
Service cost	$413	$489	$361
Interest cost on projected benefit obligation	647	679	556
Expected loss (return) on plan assets	(1,015)	64	(262)
Net amortization and deferral	452	(587)	(331)

Net periodic pension cost	$497	$645	$324

        The following provides a reconciliation of benefit obligation, plan assets and funded status of the plan:

	2003	2002	2001
Benefit obligation:
Benefit obligation at beginning of year	$12,237	$10,790	$9,198
Service cost	413	489	361
Interest cost	647	679	556
Benefits paid	(540)	(543)	(582)
Actuarial losses (gains)	(1,046)	822	1,257

Benefit obligation at end of year	11,711	12,237	10,790

Plan assets:
Fair value of plan assets at beginning of year	9,062	9,298	9,142
Actual return (loss) on plan assets	1,015	(64)	262
Company contributions	425	371	476
Benefits paid	(540)	(543)	(582)

Fair value of plan assets at end of year	9,962	9,062	9,298

Funded status of plan (plan deficit)	(1,749)	(3,175)	(1,492)
Unrecognized net loss	1,675	2,818	1,410

Net pension liability	$(74)	$(357)	$(82)

        The net pension liability is included in accounts payable and accrued liabilities at December 31, 2003.

        Assumptions used in determining the funded status of the retirement income plan are as follows:

	2003	2002	2001
Weighted average discount rate	6.0%	6.0%	6.3%
Weighted average rate of increase in compensation levels	5.0%	5.0%	5.0%
Expected long-term rate of return on plan assets	6.0%	6.0%	7.5%

        The measurement date and related assumptions for the funded status of MEC's retirement income plan are as of the end of the year.

        MEC also participates in several multi-employer benefit plans on behalf of its employees who are union members. MEC's contributions to these plans were $5.9 million for the year ended December 31, 2003 and $3.9 million for each of the years ended December 31, 2002 and 2001. The data available from administrators of the multi-employer pension plans is not sufficient to determine the accumulated benefit obligations, nor the net assets attributable to the multi-employer plans in which MEC employees participate.

        MEC offers various 401(k) plans (the "Plans") to provide retirement benefits for employees. All MEC employees who meet certain eligibility requirements are able to participate in the Plans. Discretionary matching contributions are determined each year by MEC. MEC contributed $0.7 million to the Plans for the year ended December 31, 2003 and $0.4 million for each of the years ended December 31, 2002 and 2001.

17.    SHARE CAPITAL

        The Company has two classes of share capital outstanding: Class A Subordinate Voting Shares and Class B Shares. On matters presented for shareholder vote, holders of Class A Subordinate Voting Shares are entitled to one vote per share while holders of Class B Shares are entitled to 500 votes per share.

        The Company's authorized share capital consists of an unlimited number of Class A Subordinate Voting Shares, 706,170 Class B Shares and an unlimited number of Preference Shares issuable in series, all with no par value.

        All shares outstanding were issued as part of the spin-off transactions separating the Company from Magna on August 29, 2003. No shares were issued or repurchased between August 30, 2003 and December 31, 2003.

        The number and book value of shares outstanding at December 31, 2003 was as follows:

	Number	Book Value
Class A Subordinate Voting Shares	47,582,083	$1,552,901
Class B Shares	548,238	17,893

18.    STOCK-BASED COMPENSATION PLANS

(a)
On August 29, 2003, MID's Board of Directors approved the Incentive Stock Option Plan (the "MID Plan"), which allows for the grant of stock options or stock appreciation rights to directors, officers, employees and consultants. A maximum of 2.85 million MID Class A Subordinate Voting Shares are available to be issued under the MID Plan.

  MID grants stock options to certain directors, officers, key employees and consultants to purchase MID's Class A Subordinate Voting Shares. 1/5th of options vest on the date of grant and remaining options vest over a period of 4 years at a rate of 1/5th on each anniversary of the date of grant. Options expire on the tenth anniversary of the date of grant, subject to earlier cancellation in the events specified in the stock option agreement entered into by MID with each recipient of the options.

(b)
MEC has a Long-term Incentive Plan (the "MEC Plan"), adopted in 2000, which allows for the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, bonus stock and performance shares to directors, officers, employees, consultants, independent contractors and agents. A maximum of 7.8 million shares of MEC's Class A Subordinate Voting Stock are available to be issued under the MEC Plan, of which 6.5 million are available for issuance pursuant to stock options and tandem stock appreciation rights and 1.3 million are available for issuance pursuant to any other type of award under the MEC Plan.

  MEC grants stock options to certain directors, officers, key employees and consultants to purchase shares of MEC's Class A Subordinate Voting Stock. All such stock options give the grantee the right to purchase Class A Subordinate Voting Stock of MEC at a price no less than the fair market value of such stock at the date of grant. Generally, stock options under the MEC Plan vest over a period of two to six years from the date of grant at rates of 1/7th to 1/3rd per year and expire on or before the tenth anniversary of the date of grant, subject to earlier cancellation in the events specified in the stock option agreement entered into by MEC with the recipients.

(c)
The Company does not recognize compensation expense for outstanding fixed price stock options granted to officers and employees. Under the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870, the Company is required to disclose compensation expense for fixed price stock options issued, assuming compensation expense for the stock option plan had been determined based upon the fair value at the grant date.

  The fair value of stock options is estimated at the date of grant using the Black-Scholes option valuation model. The Black-Scholes option valuation model used by MEC to determine fair values was developed for use in estimating the fair value of freely traded options which are fully transferable and have no vesting restrictions. In addition, this model requires the input of highly subjective assumptions, including future stock price volatility and expected time until exercise. Because MEC's outstanding stock options have characteristics which are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

Options Issued under the MID Plan

        During the year ended December 31, 2003, 575,000 stock options were granted to directors and officers under the MID Plan, carrying an exercise price of Cdn$31.85 per share, which was MID's closing share price on the date prior to the grant date. The weighted average fair value of the granted stock options was $6.26 at the grant date. At December 31, 2003, there were 575,000 MID stock options outstanding with an exercise price of Cdn$31.85 per share, of which 115,000 options were exercisable. All outstanding options have a remaining contractual life of 9.7 years. The fair value of these options was estimated at the date of grant using the Black-Scholes option valuation model with the following assumptions:

Risk-free interest rate	4.0%
Expected dividend yield	1.49%
Expected volatility of Class A share price	30.2%
Weighted average expected life (years)	4 years

Options Issued under the MEC Plan

        Information with respect to MEC's shares under option is as follows:

	Shares subject to option		Weighted average exercise price
	2003	2002	2003	2002
Balance, beginning of year	5,361,833	4,453,333	$6.18	$5.99
Granted	640,000	947,500	6.93	7.00
Exercised	(6,000)	(18,000)	4.88	4.88
Forfeited	(1,154,333)	(21,000)	6.78	5.37

Balance, end of year	4,841,500	5,361,833	$6.14	$6.18

        Information regarding stock options outstanding is as follows:

	Options outstanding		Options exercisable
	2003	2002	2003	2002
Number	4,841,500	5,361,833	3,996,811	3,905,623
Weighted average exercise price	$6.14	$6.18	$6.10	$6.18
Weighted average remaining contractual life (years)	6.60	7.10	6.30	6.60

        The outstanding and exercisable options range in exercise price from $3.91 to $9.43. The weighted average grant date fair value of the MEC stock options granted in 2003 was $1.50 (2002 — $3.41; 2001 — $2.90). The fair value of MEC's stock options granted during the years ended December 31, 2003, 2002, and 2001 was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2003	2002	2001
Risk-free interest rate	2.0%	3.0%	4.5%
Expected dividend yield	0.84%	0.77%	0%
Expected volatility of MEC's Class A Subordinate Voting Stock	53.4%	54.9%	54.2%
Weighted average expected life (years)	4.0	4.07	4.28

Pro Forma Results under Fair Value Method

        For purposes of pro forma disclosures showing the effect of the use of the fair value method of accounting for stock-based compensation, the Company's net income (loss) for the years ended December 31, 2003, 2002 and 2001 would have been as follows:

	2003	2002	2001
Net income (loss), as reported	$(32,344)	$10,550	$33,208
Stock-based compensation expense — MID Plan	(262)	—	—
Stock-based compensation expense — MEC Plan	(2,181)	(3,009)	(2,815)
Minority interest in MEC stock-based compensation expense	903	1,083	1,165

Pro forma net income (loss)	$(33,884)	$8,624	$31,558

Reported basic and diluted loss per share	$(1.03)
Effect of stock-based compensation expense	(0.01)

Pro forma basic and diluted loss per share	$(1.04)

        For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the option's vesting period.

19.    FINANCIAL INSTRUMENTS

(a)
Fair Value

        The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies, however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below.

Cash and Cash Equivalents, Restricted Cash, Accounts Receivable, Income Taxes Receivable, Bank Indebtedness, Accounts Payable and Accrued Liabilities, and Income Taxes Payable

        Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of their fair value.

Net Investment in Direct Financing Leases

        The estimated fair value of investments in direct financing leases at December 31, 2002 was determined by discounting the minimum lease payments and estimated residual value at interest rates for leases with similar terms as at that date. The fair value was not materially different from the carrying value.

Long-term Debt and Note Obligations

        The fair value of long-term debt and note obligations is estimated using discounted cash flow analysis based on incremental borrowing rates for similar types of arrangements. Based on current rates for debt with similar terms and maturities, the fair values of long-term debt and note obligations are not materially different from their carrying values.

(b)
Credit Risk

        Financial assets that are exposed to credit risk consist primarily of cash and cash equivalents and accounts receivable with Magna and its subsidiaries.

        Cash and cash equivalents, which consist of short-term investments, including commercial paper, are only invested in governments and corporations with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in any one government or corporation.

        MEC, in the normal course of business, settles wagers for other racetracks and is thereby exposed to credit risk. However, these receivables are generally not a significant portion of the Company's total assets and are comprised of a large number of accounts.

(c)
Interest Rate Risk

        MEC utilizes, on occasion, interest rate swap contracts to hedge exposure to interest rate fluctuations on variable rate debt.

        During the year ended December 31, 2002, MEC entered into an interest rate swap contract with a major financial institution. Under terms of the contract, MEC receives a LIBOR-based variable interest rate and pays a fixed rate of 6.0% on a notional amount of $51.1 million as at December 31, 2003, reduced by monthly amounts of $0.4 million until maturity. The maturity date of the contract is November 30, 2004.

        MEC has designated its interest rate swap contract as a cash flow hedge of anticipated interest payments under its variable rate debt agreement. The fair value of MEC's interest rate swap is a payable of approximately $1.2 million at December 31, 2003 (2002 — $2.2 million), using current interest rates.

(d)
Currency Risk

        The Company holds material investments in currencies other than the U.S. dollar, the majority of which are properties owned by the Real Estate Business. Fluctuations in the U.S. dollar's exchange rate relative to other currencies (in particular, the euro and the Canadian dollar) will result in fluctuations in the reported U.S. dollar value of assets, liabilities, shareholders' equity, net income (loss), and cash flows. The Company has generally not entered into derivative financial arrangements for currency hedging purposes and has not and will not enter into such arrangements for speculative purposes.

20.    SEGMENTED INFORMATION

(a)
The Company's reportable segments reflect how the Company is organized and managed by senior management. The Company's operations are segmented in the Company's internal financial reports between wholly-owned operations (the Real Estate Business) and publicly traded operations (MEC). The segregation of operations between wholly-owned and publicly traded recognizes the fact that in the case of the Real Estate Business, the Company's management has direct responsibility for the key operating, financing and resource allocation decisions, whereas in the case of MEC, such responsibility resides with its separate Board of Directors and executive management.

  The Company's reporting segments are as follows:

  Real Estate Business

  The Real Estate Business owns real estate assets in Canada, Austria, the United States, Germany, Mexico, the United Kingdom, Poland, the Czech Republic, Belgium and Spain. Substantially all these real estate assets are leased to, or are under development for subsequent lease to, Magna's automotive operating units. The Real Estate Business also owns certain properties that are being held for future development or sale.

  MEC

  MEC currently operates or manages twelve thoroughbred racetracks, two standardbred racetracks, one racetrack that runs both thoroughbred and standardbred meets, one greyhound track, and three thoroughbred training centres. In addition, MEC operates off-track betting facilities, XpressBet™, a national Internet and telephone account wagering business, owns and operates HorseRacing TV™, a television channel focused exclusively on horse racing, and owns a 30% equity investment in AmTote. MEC also operates two golf courses and related facilities.

  The Company's consolidated statements of income (loss), consolidated statements of cash flows, and consolidated balance sheets have been arranged so as to provide detailed, discrete financial information on the Real Estate Business and MEC reporting segments. Please see note 1 to the consolidated financial statements.

(b)
The following table shows certain information with respect to geographic segmentation:

	2003
	Revenues	Real estate properties, net	Direct financing leases	Fixed assets, net
Real Estate Business
Canada	$33,534	$384,381	$—	$47
Europe	53,025	522,098	—	108
United States	20,395	242,947	—	53
Mexico	9,226	78,086	—	—

	116,180	1,227,512	—	208

MEC
United States	659,203	625,591	—	24,424
Canada	28,943	77,110	—	5,464
Europe	9,640	136,169	—	1,466

	697,786	838,870	—	31,354

Consolidated	$813,966	$2,066,382	$—	$31,562

	2002
	Revenues	Real estate properties, net	Direct financing leases	Fixed assets, net
Real Estate Business
Canada	$28,207	$142,386	$143,685	$49
Europe	30,611	315,012	121,391	157
United States	17,640	156,567	52,253	—
Mexico	9,645	13,589	69,695	—

	86,103	627,554	387,024	206

MEC
United States	524,015	582,694	—	29,000
Canada	6,019	46,430	—	4,180
Europe	10,296	88,322	—	1,504

	540,330	717,446	—	34,684

Consolidated	$626,433	$1,345,000	$387,024	$34,890

	2001
	Revenues	Real estate properties, net	Direct financing leases	Fixed assets, net
Real Estate Business
Canada	$23,721	$130,841	$109,695	$25
Europe	23,830	211,046	52,224	—
United States	15,186	133,960	51,699	—
Mexico	10,014	13,227	69,130	—

	72,751	489,074	282,748	25

MEC
United States	461,409	421,881	—	29,458
Canada	3,393	55,168	—	2,073
Europe	13,659	64,957	—	1,140

	478,461	542,006	—	32,671

Consolidated	$551,212	$1,031,080	$282,748	$32,696

21.    TRANSACTIONS WITH RELATED PARTIES

        Mr. F. Stronach, Magna's Chairman of the Board, and three other members of his family are trustees of the Stronach Trust. The Stronach Trust controls the Company through the right to direct the votes attaching to 66% of the Company's Class B Shares. The Stronach Trust also controls Magna through the right to direct the votes attaching to 66% of Magna's Class B Shares. Since the Company and Magna are under the common control of the Stronach Trust, they are considered to be related parties for accounting purposes.

(a)
Charges to Magna

        Substantially all rental revenue and income from direct financing leases relate to leases with Magna and its wholly-owned and publicly traded subsidiaries.

        During the year ended December 31, 2001, MEC entered into an access agreement with Magna for Magna's use of the golf course and the clubhouse meeting, dining and other facilities in Aurora, Ontario. The agreement, which expired on December 31, 2003, stipulated an annual access fee of $3.9 million (Cdn $5.0 million). During the year ended December 31, 2003, $3.2 million in revenue was recognized related to this agreement (2002 — $2.6 million; 2001 — $2.7 million).

        Effective March 1, 1999, MEC began charging Magna an access fee for Magna's use of the golf course and related facilities in Oberwaltersdorf, Austria. The agreement, which expired on March 1, 2004, stipulated a yearly fee of $3.1 million (euro 2.5 million). During the year ended December 31, 2003, $3.1 million in revenue was recognized related to this agreement (2002 — $2.4 million; 2001 — $2.2 million).

        MEC has granted Magna a right of first refusal to purchase its two golf courses.

        Included in the Real Estate Business' accounts receivable are amounts due from Magna and its subsidiaries in the amount of $10.0 million (2002 — $4.7 million).

(b)
Sale of real estate to Magna

        During the year ended December 31, 2002, MEC sold real estate located in Europe to affiliates of Magna for use in its automotive business for total proceeds of $22.3 million. The gain on the sale of the properties of approximately $13.0 million was reported as income as Magna owned less than 80% of MEC at that time and the exchange amounts were supported by independent evidence (see note 23(b)).

(c)
Charges from Magna

        During the year ended December 31, 2003, the Company incurred $25.1 million of interest charges (2002 — $34.0 million; 2001 — $25.6 million) from Magna (see note 13(e)).

        Magna charges the Company for certain administrative services which have continued to be provided following the spin-off of the Company from Magna. In 2003, these charges totalled $261,000, and are included in the Real Estate Business' general and administrative expenses.

        Pursuant to Magna's Corporate Constitution, 10% of the pre-tax profit before profit sharing of participating Magna divisions for any fiscal year is required to be allocated to an employee equity participation and profit sharing program (the "Magna EPSP"). Certain of the Company's employees participate in the Magna EPSP. The Company's portion of the costs associated with the Magna EPSP in 2003 was $0.1 million (2002 — $0.1 million; 2001 — $0.1 million).

        Included in the Real Estate Business' accounts payable at December 31, 2003 are amounts due to Magna and its subsidiaries in the amount of $2.9 million (2002 — $8.5 million).

(d)
Purchase of real estate from Magna

        MEC's development real estate includes $8.3 million which represents the book value of land transferred to MEC by Magna under a conditional sale agreement. The conditional sale agreement is subject to the successful severance of the affected properties. If severance is not obtained within a specified period, such that Magna retains ownership of the land, Magna must return $8.3 million to MEC with interest. Prior to completion of the conditional sale, the property is being leased by MEC from Magna for a nominal amount.

        In 2002, the Company's Real Estate Business purchased certain properties in Germany from subsidiaries of Magna on a deferred basis. The financial results associated with these properties have been recognized in the Company's consolidated financial statements starting at the date at which the risks and rewards of ownership were transferred from the Magna subsidiaries.

(e)
Indemnifications by Magna and subsidiaries

        A subsidiary of Magna has agreed to indemnify MEC in respect of environmental remediation costs and expenses relating to existing conditions at certain of MEC's Austrian real estate properties.

        One of MEC's subsidiaries has been named as a defendant in a class action brought in a United States District Court by various plaintiffs. The plaintiffs in this action claim unspecified compensatory and punitive damages, for restitution and disgorgement of profits, all in relation to forced labour performed by the plaintiffs for such subsidiary and certain other Austrian and German corporate defendants at their facilities in Europe during World War II and certain property right claims. As a result of a reorganization in prior years, MEC acquired the shares of such subsidiary. Under Austrian law, such subsidiary would be jointly and severally liable for the damages awarded in respect of these class action claims. An Austrian subsidiary of Magna has agreed to indemnify such subsidiary for any damages or expenses associated with this case.

(f)
Transactions with AmTote

        During the year ended December 31, 2003, MEC paid $2.8 million of rent for totalisator equipment and fees for totalisator services to AmTote, a company in which MEC has a 30% equity interest.

22.    CONTINGENCIES

(a)
In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position of the Company.

(b)
Although MEC is still considering a major redevelopment of its Gulfstream Park racetrack in Florida (the "Gulfstream Park Redevelopment"), it has deferred a decision on the project at the present time. Should it proceed as currently contemplated, the Gulfstream Park Redevelopment would include a simulcast pavilion, a sports and entertainment arena and a new turf club and grandstand. In addition, there would be significant modifications and enhancements to the racetracks and stable areas. If completed, the Gulfstream Park Redevelopment would require the demolition of a substantial portion of the current buildings and related structures, which include the grandstand and turf club. The aggregate carrying value at December 31, 2003 of the assets that would be demolished if the Gulfstream Park Redevelopment is completed is approximately $21.1 million. If MEC decides to proceed with the Gulfstream Park Redevelopment and obtains the approval of its Board of Directors, a reduction in the expected life of the existing assets would occur and a write-down of assets would be necessary. If MEC proceeds, the project would be scheduled to minimize and interference with Gulfstream Park's racing season, however, with a project of this magnitude, there will likely be temporary disruption of MEC's operations during racing season and there is a risk that the redevelopment will not be completed according to schedule. Any interference with the racing operations would result in a reduction in the revenues and earnings generated by Gulfstream Park during that season.

(c)
MEC is also considering a redevelopment of the stable area and racetrack surfaces at Laurel Park (the "Laurel Park Redevelopment"). In the event this redevelopment were to proceed as currently contemplated, the Laurel Park Redevelopment would include the construction of new barns, dormitories and grooms' quarters, along with the development of new dirt and turf tracks. The aggregate carrying value at December 31, 2003 of the assets that would be demolished if the Laurel Park Redevelopment is completed is approximately $4.0 million. If MEC decides to proceed with the Laurel Park Redevelopment and obtains the approval of its Board of Directors, a reduction in the expected useful life of the existing assets would occur and a write-down would be necessary. If MEC proceeds, the project would be scheduled to minimize and interference with Laurel Park's racing season, however, with a project of this magnitude, there will likely be a temporary disruption of MEC's operations during racing season and there is a risk that the redevelopment will not be completed according to schedule. Any interference with the racing operations would result in a reduction in the revenues and earnings generated at Laurel Park during that season.

(d)
MEC's Bay Meadows lease expires on December 31, 2004. Although MEC intends to seek an extension beyond the end of 2004, as it has done successfully in each of the past two years, MEC is exploring alternative venues, including vacant land that has been purchased in Dixon, California for future development. This project, which is still in the early stages of planning, is subject to regulatory and other approvals. At this time, MEC is uncertain as to the likelihood of renewing the Bay Meadows lease beyond December 31, 2004 or the terms upon which such renewal may be achieved. If this lease is not renewed on comparable terms or at all, or an alternative venue is not arranged, MEC's operating results would be materially adversely affected.

(e)
The revenue sharing and operations agreement between The Maryland Jockey Club and the owner of Rosecroft Raceway which was to expire on March 31, 2004 has been agreed to be extended for an additional 30 days under existing terms and conditions. If this agreement is not further renewed on comparable terms, there may be a material decline in the revenues of The Maryland Jockey Club that could materially adversely affect MEC's operating results. At this time, MEC is uncertain as to the likelihood of a renewal of this agreement on comparable terms.

(f)
In December 2003, the Company entered into an agreement to sell the real property and buildings of MI Racing Inc. ("Great Lakes Downs") for approximately $4.2 million, which represents the net book value of these assets. The closing of the sale is subject to a number of outstanding conditions including regulatory approval and a leaseback arrangement. In January 2004, the Company formally requested the transfer of the racetrack license to the purchaser. Following the successful transfer of the racetrack license, the Company will enter into a lease arrangement pursuant to which the Company will continue as the facility operator.

(g)
MEC continues to explore various means of monetizing or improving the returns from its golf courses in Aurora, Ontario and Oberwaltersdorf, Austria. MEC's objective would be to realize at least the net book values of these properties from any sale, however, should it be unable to do so, MEC would consider extending the current access arrangements. To that end, there have been recent negotiations with Magna, aimed at reaching mutually acceptable terms for the renewal of the access arrangements in respect of these golf courses, which expired on December 31, 2003 and March 1, 2004, respectively. The terms of any sale or extension of the access arrangements will determine whether a write-down of the carrying value of these properties is required. The amount of such write-downs, if any, cannot reasonably be estimated until such terms are finalized. Furthermore, there can be no assurance that MEC will be successful in either concluding a sale of each of the golf courses, or entering into agreements to extend the access arrangements for such courses, on acceptable terms. The aggregate carrying value at December 31, 2003 of these golf course assets is approximately $78.4 million.

23.    RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

        The Company's accounting policies as reflected in these consolidated financial statements do not materially differ from U.S. GAAP except for:

(a)
Financial Instruments

        MEC's subordinated notes are recorded in part as debt and in part as minority interest. Under U.S. GAAP, the subordinated notes would be recorded entirely as debt.

(b)
MEC sale of real estate to Magna

        Under Canadian GAAP, a sale of real estate to a related party that owns less than 80% of the vendor's share capital, and where the exchange amount is supported by independent evidence, is considered an income item rather than a contribution to equity as required under U.S. GAAP.

(c)
Derivative Instruments

        As described in note 19(c), MEC utilizes, on occasion, interest rate swap contracts to hedge exposure to interest rate fluctuations on variable rate debt. Under both Canadian and U.S. GAAP, these swap contracts are accounted for using hedge accounting and the net swap settlements are recognized in the same period as, and as part of, the hedged transaction. Under Canadian GAAP, however, these instruments do not need to be recognized at their fair value.

        For U.S. GAAP purposes, Financial Accounting Standards Board Statement No. 133 ("FAS 133"), "Accounting for Derivative Instruments and Hedging Activities", requires companies to recognize all their derivative instruments at fair value. Gains or losses related to changes in fair value of derivative instruments designated as cash flow hedges are recorded in accumulated comprehensive income if certain hedge criteria are met, and recognized in the statement of operations along with the related results of the hedged item. FAS 133 requires that the Company formally document, designate and assess the effectiveness of such transactions in order to qualify for such hedge accounting treatment. If hedges are found to be ineffective, then changes in their fair value are recognized in income to the extent of their ineffectivness.

(d)
The following table presents net income (loss) following U.S. GAAP:

	2003	2002	2001
Net income (loss) under Canadian GAAP	$(32,344)	$10,550	$33,208
Adjustments (net of related tax effects):
Reduced interest expense on subordinated notes (a)	728	24	—
Net gain on sale of real estate to Magna (b)	—	(5,253)	—

Net income (loss) under U.S. GAAP	(31,616)	5,321	33,208
Other comprehensive income:
Foreign currency translation adjustment	107,553	21,130	(5,964)
Interest rate swaps (c)	349	(771)	—

Comprehensive income under U.S. GAAP	$76,286	$25,680	$27,244

(e)
The following table indicates the significant items in the consolidated balance sheets that would have been affected had the consolidated financial statements been prepared under U.S. GAAP:

	2003
	Canadian GAAP	Financial Instruments	Derivatives	U.S. GAAP
Other assets, net	$256,327	$(6,827)	$—	$249,500
Note obligations	208,933	(208,933)	—	—
Subordinated notes	—	218,167	—	218,167
Accounts payable and accrued liabilities	128,481	115	1,205	129,801
Future tax liabilities	164,275	(2,776)	(482)	161,017
Minority interest	282,752	(14,128)	(299)	268,325
Shareholders' equity	1,632,094	728	(424)	1,632,398

	2002
	Canadian GAAP	Financial instruments	Sale of Real Estate Derivatives	U.S. to Magna	GAAP
Other assets, net	$332,472	$(2,767)	$—	$—	$329,705
Note obligations	67,392	(67,392)	—	—	—
Subordinated notes	—	72,233	—	—	72,233
Accounts payable and accrued liabilities	122,405	(66)	2,177	—	124,516
Future tax liabilities	193,846	(3,017)	(871)	—	189,958
Minority interest	299,712	(4,549)	(535)	(3,650)	290,978
Magna's net investment	1,432,225	24	(771)	3,650	1,435,128

24.    NEW ACCOUNTING PRONOUNCEMENTS

        The Company is required to disclose certain information related to new accounting standards which have not yet been adopted due to delayed effective dates.

Canadian GAAP standards

Financial Instruments

        In January 2004, the CICA amended Handbook Section 3860, "Financial Instruments — Disclosure and Presentation" ("CICA 3860"). CICA 3860 was amended to provide guidance for classifying certain financial instruments that embody obligations that may be settled by the issuance of the issuer's equity shares as debt when the instrument that embodies the obligations does not establish an ownership relationship. These new requirements are to be applied to fiscal years beginning on or after November 1, 2004.

Stock-based Compensation

        In November 2003, the CICA amended Handbook Section 3870 "Stock-based Compensation and Other Stock-based Payments" to require the expensing of all stock-based compensation awards for fiscal years beginning on or after January 1, 2004. The Company plans to adopt these requirements in the quarter ending March 31, 2004, with application made on a retroactive basis. In 2003, the Company will continue to disclose the effect of stock-based compensation on a pro forma basis.

Generally Accepted Accounting Principles

        In July 2003, the CICA issued Handbook Section 1100, "Generally Accepted Accounting Principles" ("CICA 1100"), which is effective for fiscal years beginning on or after October 1, 2003. CICA 1100 establishes standards for financial reporting in accordance with generally accepted accounting principles (GAAP). It clarifies the relative authority of various accounting pronouncements and other sources of guidance within GAAP. The new standard eliminates "industry practice" as a possible source to consult. The Company will apply this new standard from January 1, 2004, and may make changes to its financial statement presentation as a result.

Consolidation of Variable Interest Entities

        In June 2003, the CICA approved Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG-15"). AcG-15 provides guidance on the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. AcG-15 applies to annual and interim periods beginning on or after November 1, 2004.

Asset Retirement Obligations

        In March 2003, the CICA issued Handbook Section 3110, "Asset Retirement Obligations" ("CICA 3110"). CICA 3110 establishes standards for the recognition, measurement and disclosure of asset retirement obligations and the related asset retirement costs. CICA 3110 is to be applied to fiscal years beginning on or after January 1, 2004.

Hedging Relationships

        In November 2002 and June 2003, the CICA approved proposed amendments to Accounting Guideline AcG-13, "Hedging Relationships" ("AcG-13"). AcG-13 provides guidance on the identification, designation, documentation and effectiveness of hedging relationships, for the purpose of applying hedge accounting, and for the discontinuance of hedge accounting. The amendments clarified certain of the requirements in AcG-13 and provided additional application guidance. AcG-13 is to be applied to hedging relationships in effect in fiscal years beginning on or after July 1, 2003.

        Although the Company does not expect any of the above pronouncements to have a material effect on its reported results of operations or financial position, it is still reviewing the pronouncements and their ultimate impact on the Company's consolidated financial statements has not yet been determined.

U.S. GAAP standards

Consolidation of Variable Interest Entities

        During the year FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46"). FIN 46 provides guidance on the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. FIN 46 will be applicable to the Company for all annual periods beginning after June 15, 2003 with fiscal 2004 being the first year of application.

Pro Forma Consolidated
Statements of Income

December 31, 2003 and 2002

Pro Forma Consolidated Statements of Income

        (U.S. dollars in thousands, except per share figures (unaudited))

		Pro forma adjustments						Represented by
For the year ended December 31, 2003	Consolidated	Real Estate Business		MEC		Other	Pro forma Consolidated	Real Estate Business	MEC	Other
		Note 2 (a)		Note 2 (b)		Note 2 (c)
Revenues
Real Estate Business	$116,180	$176	(i)-(iii)	$—		$—	$116,356	$116,356	$—	$—
Magna Entertainment Corp.	697,786	—		7,329	(i)	—	705,115	—	705,115	—

	813,966	176		7,329		—	821,471	116,356	705,115	—

Operating costs and expenses
Real Estate Business
General and administrative	10,962	864	(iv)	—		—	11,826	11,826	—	—
Depreciation and amortization	32,086	36	(i)-(iii)	—		—	32,122	32,122	—	—
Interest expense (income), net	25,032	(25,061)	(v)	—		—	(29)	(29)	—	—
Magna Entertainment Corp.
Purses, awards and other	336,770	—		2,226	(i)	—	338,996	—	338,996	—
Operating costs	275,114	—		2,603	(i)	—	277,717	—	277,717	—
General and administrative	69,013	—		1,445	(i),(ii)	—	70,458	—	70,458	—
Depreciation and amortization	31,897	—		124	(i)	—	32,021	—	32,021	—
Interest expense, net	15,146	—		6,005	(i),(ii)	—	21,151	—	21,151	—
Impairment charges	134,856	—		—		—	134,856	—	134,856	—

Operating income (loss)
Real Estate Business	48,100	24,337		—		—	72,437	72,437	—	—
Magna Entertainment Corp.	(165,010)	—		(5,074)		—	(170,084)	—	(170,084)	—

	(116,910)	24,337		(5,074)		—	(97,647)	72,437	(170,084)	—
Gain (loss) on disposal of real estate	(83)	—		—		—	(83)	(114)	31	—

Income (loss) before income taxes and minority interest	(116,993)	24,337		(5,074)		—	(97,730)	72,323	(170,053)	—
Income tax expense (recovery)	(40,692)	4,475		(1,651)		—	(37,868)	22,489	(60,357)	—
Minority interest in MEC	(43,957)	—		—		(1,416)	(45,373)	—	—	(45,373)

Net income (loss)	$(32,344)	$19,862		$(3,423)		$1,416	$(14,489)	$49,834	$(109,696)	$45,373

Basic and diluted earnings per Class A Subordinate Voting or Class B Share							$(0.30)

		Pro forma adjustments						Represented by
For the year ended December 31, 2002	Consolidated	Real Estate Business		MEC		Other	Pro forma Consolidated	Real Estate Business	MEC	Other
		Note 2 (a)		Note 2 (b)		Note 2 (c)
Revenues
Real Estate Business
Rental revenue from operating leases	$49,766	$39,627	(i)-(iii)	$—		$—	$89,393	$89,393	$—	$—
Income from direct financing leases	36,337	(36,337)	(iii)	—		—	—	—	—	—

	86,103	3,290		—		—	89,393	89,393	—	—
Magna Entertainment Corp.	540,330	—		181,348	(i)	—	721,678	—	721,678	—

	626,433	3,290		181,348		—	811,071	89,393	721,678	—

Operating costs and expenses
Real Estate Business
General and administrative	6,577	1,058	(iv)	—		—	7,635	7,635	—	—
Depreciation and amortization	11,194	16,216	(i)-(iii)	—		—	27,410	27,410	—	—
Interest expense (income), net	32,862	(32,862)	(v)	—		—	—	—	—	—
Magna Entertainment Corp.
Purses, awards and other	276,019	—		79,960	(i)	—	355,979	—	355,979	—
Operating costs	204,650	—		62,517	(i)	—	267,167	—	267,167	—
General and administrative	43,788	—		16,918	(i),(ii)	—	60,706	—	60,706	—
Depreciation and amortization	22,834	—		6,059	(i)	—	28,893	—	28,893	—
Interest expense, net	776	—		23,969	(i),(ii)	—	24,745	—	24,745	—
Impairment charges	17,493	—		—		—	17,493	—	17,493	—

Operating income (loss)
Real Estate Business	35,470	18,878		—		—	54,348	54,348	—	—
Magna Entertainment Corp.	(25,230)	—		(8,075)		—	(33,305)	—	(33,305)	—

	10,240	18,878		(8,075)		—	21,043	54,348	(33,305)	—
Gain on disposal of real estate	15,299	—		—		—	15,299	128	15,171	—
Dilution loss	(10,712)	—		—		—	(10,712)	—	—	(10,712)

Income (loss) before income taxes and minority interest	14,827	18,878		(8,075)		—	25,630	54,476	(18,134)	(10,712)
Income tax expense (recovery)	9,557	(329)		311		—	9,539	13,430	(3,891)	—
Minority interest	(5,280)	—		(271)		(2,963)	(8,514)	—	(271)	(8,243)

Net income (loss)	$10,550	$19,207		$(8,115)		$2,963	$24,605	$41,046	$(13,972)	$(2,469)

Basic and diluted earnings per Class A Subordinate Voting or Class B Share							$0.51

NOTES TO PRO FORMA CONSOLIDATED STATEMENTS OF INCOME

         All amounts in U.S. dollars and all tabular amounts in thousands unless otherwise noted.
All pro forma amounts for the years ended December 31, 2003 and 2002 are unaudited.

1.    BASIS OF PRESENTATION

        The unaudited pro forma consolidated statements of income of MI Developments Inc. (the "Company") have been prepared from the Company's consolidated statements of income for the years ended December 31, 2003 and 2002. The pro forma consolidated statements of income have been prepared on the basis of the assumptions and adjustments described in note 2 below and should be read in conjunction with the historical audited consolidated financial statements as at and for the year ended December 31, 2003 and 2002 ("Audited Consolidated Financial Statements") of the Company, including the related notes thereto.

        The pro forma consolidated statements of income have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). No pro forma balance sheet as at December 31, 2003 was required, as all transactions and adjustments are reflected in the consolidated balance sheet of the Company as at December 31, 2003.

        The pro forma consolidated statements of income are not necessarily indicative of the results of operations that would have resulted had the relevant transactions taken place at the respective dates referred to below.

2.    PRO FORMA CONSOLIDATED ASSUMPTIONS AND ADJUSTMENTS

        The unaudited pro forma consolidated statements of income have been presented assuming that Magna International Inc. ("Magna") completed the spin-off of the Company as a separate public company as of January 1, 2002, and give effect to the following items as of these respective dates:

(a)
The Real Estate Business
(i)
Eurostar and Magna Donnelly Facilities

  As described in note 7(b) to the Consolidated Financial Statements, in July 2002 and October 2002, the Company acquired land and buildings in connection with Magna's acquisition of Eurostar and Donnelly Corporation ("Magna Donnelly"), respectively. The Company entered into new leasing arrangements for the Eurostar and Magna Donnelly facilities effective July 11, 2002 and January 1, 2003, respectively. The pro forma consolidated statement of income for the year ended December 31, 2003 includes no adjustments to revenue (year ended December 31, 2002 — $6.0 million) or depreciation expense (year ended December 31, 2002 — $3.6 million) related to these facilities.

(ii)
Tesma Facilities

  As described in note 7(a) to the Consolidated Financial Statements, on January 31, 2003, the Company purchased three properties from Tesma International Inc. ("Tesma"), a public subsidiary of Magna, for cash consideration of $25.0 million and leased them back to Tesma under operating leases. The pro forma consolidated statement of income for the year ended December 31, 2003 includes adjustments to revenue of $0.2 million (year ended December 31, 2002 — $2.1 million) and depreciation expense of $36,000 (year ended December 31, 2002 — $0.4 million) related to this property.

(iii)
Lease Amendments

  As more fully described in note 9 to the Consolidated Financial Statements, effective January 1, 2003, the Company amended the terms of certain leases with Magna. As a result of these amendments, the classification of certain leases changed from direct financing to operating. The pro forma consolidated statement of income for the year ended December 31, 2003 includes no adjustments to rental revenue from operating leases (year ended December 31, 2002 — $31.6 million) or depreciation expense (year ended December 31, 2002 — $12.2 million) related to these lease amendments.

(iv)
General and Administrative Expenses

  General and administrative expenses have been adjusted to reflect incremental committed executive compensation costs.

(v)
Elimination of Historical Intercompany Interest

  The adjustment to interest expense in the pro forma consolidated statements of income gives pro forma effect to the elimination of interest expense on historical advances from Magna since all intercompany advances were eliminated in the initial capitalization of the Company.

(vi)
Tax Adjustments

  The pro forma consolidated statements of income reflect the tax effect on the foregoing Real Estate Business adjustments, where applicable, computed at assumed income tax rates as follows:

Years ended December 31,	2003	2002
Canada	36.6%	38.6%
United States	38.0%	38.0%
Mexico	34.0%	35.0%
Austria	34.0%	34.0%
Germany	40.1%	38.5%
Spain	35.0%	35.0%

  In addition, in conjunction with the spin-off transactions, the legal structure of the Company was amended. The pro forma consolidated statements of income reflect the tax impact resulting from this reorganization as if it had been implemented January 1, 2002.

(b)
MEC
(i)
Acquisitions

  The pro forma consolidated statements of income reflect the following acquisitions completed by Magna Entertainment Corp. ("MEC") as if they were completed effective January 1, 2002.

  •
  As more fully described in note 7(b) to the Consolidated Financial Statements, in October 2002, MEC completed the acquisition of Lone Star Park ("Lone Star") at Grand Prairie and in November 2002, MEC acquired the Maryland Jockey Club ("MJC").

  •
  As more fully described in note 7(a) to the Consolidated Financial Statements, on April 16, 2003 the shares of Ontario Racing Inc., which acquired Flamboro Downs ("Flamboro") in Hamilton in October 2002, were transferred to MEC.

  The pro forma consolidated statement of income for the year ended December 31, 2003 includes adjustments related to the Flamboro acquisition as follows:

Year ended December 31, 2003
Magna Entertainment Corp.
Revenues	$7,329
Purses, awards and other	2,226
Operating costs	2,603
General and administrative	1,129
Depreciation and amortization	124
Interest expense, net	616

Operating income	631
Income taxes	631

Net income	$—

  The pro forma consolidated statement of income for the year ended December 31, 2002 includes adjustments related to the Lone Star, MJC and Flamboro acquisitions as follows:

	For the year ended December 31, 2002
	Lone Star	MJC	Flamboro	Total
Magna Entertainment Corp.
Revenues	$57,023	$102,094	$22,231	$181,348
Purses, awards and other	24,307	50,166	5,487	79,960
Operating costs	20,620	34,166	7,731	62,517
General and administrative	4,982	9,812	1,007	15,801
Depreciation and amortization	2,621	3,033	405	6,059
Interest expense, net	2,224	3,054	2,310	7,588

Operating income	2,269	1,863	5,291	9,423
Income taxes	908	1,974	2,244	5,126
Minority interest	—	(271)	—	(271)

Net income	$1,361	$160	$3,047	$4,568

(ii)
Convertible Subordinated Notes

  As described in note 14 to the Consolidated Financial Statements, on December 2, 2002, MEC issued $75.0 million of 7.25% convertible subordinated notes. The pro forma consolidated statement of income reflects the MEC convertible subordinated notes as if they were issued effective January 1, 2002, including the tax effect on the foregoing adjustment at the assumed income tax rate of 40%.

  As described in note 14 to the Consolidated Financial Statements, on June 2, 2003, MEC issued $150.0 million of 8.55% convertible subordinated notes. The pro forma consolidated statement of income reflects the MEC convertible subordinated notes as if they were issued effective January 1, 2002, including the tax effect on the foregoing adjustment at the assumed income tax rate of 40%.

  The pro forma consolidated statement of income for the year ended December 31, 2003 includes adjustments to general and administrative expenses of $0.3 million (year ended December 31, 2002 — $1.1 million), interest expense of $5.4 million (year ended December 31, 2002 — $16.4 million) and income tax benefit of $2.3 million (year ended December 31, 2002 — $4.8 million), related to these convertible subordinated notes.

(c)
Other
(i)
The pro forma consolidated statements of income include a minority interest charge related to the MEC pro forma adjustments. Minority interest expense has been recorded at 41.4% for the year ended December 31, 2003 and at 36.5% for the year ended December 31, 2002.

(ii)
The pro forma earnings per share are based on the assumption that 47,582,083 Class A Subordinate Voting Shares and 548,238 Class B Shares were issued and outstanding during the year.

3.    REAL ESTATE BUSINESS — PRO FORMA FUNDS FROM OPERATIONS

        The Company measures and presents funds from operations for the Real Estate Business because it is a measure that is widely used by analysts and investors in evaluating the operating performance of real estate companies. However, funds from operations does not have standardized meaning under Canadian generally accepted accounting principles and therefore is unlikely to be comparable to similar measures presented by other companies.

        The Real Estate Business' funds from operations is based on pro forma information prepared in accordance with Canadian GAAP as follows:

Years ended December 31,	2003	2002
Net income	$49,834	$41,046
Add back (deduct) non-cash items:
Depreciation and amortization	32,122	27,410
Future income taxes	7,526	3,812
Straight-line rent adjustment	(2,313)	(3,444)
Loss (gain) on disposal of real estate	114	(128)

Pro forma funds from operations	$87,283	$68,696

MI DEVELOPMENTS INC.

SCHEDULE III

REAL ESTATE AND ACCUMULATED DEPRECIATION

December 31, 2003

[Amounts in thousands, U.S. dollars]

					Costs Capitalized Subsequent to Acquisition		Foreign Exchange Impact		Gross Amount at which Carried at Close of Period						Life on which Depreciation in Lastest income statement is Computed
			Initial Costs to Company
Description	Local Currency	Encumbrance	Land	Building and Improvements	Land	Building and Improvements	Land	Building and Improvements	Land	Buildings and Improvements	Total	Accumulated Depreciation	Date of Construction(1)	Date Acquired(1)
Real Estate Business
Revenue Producing Properties
Aurora, Ontario	CDN													2003	40
Toronto, Ontario	CDN													1998	40
Milton, Ontario	CDN												2002		40
Milton, Ontario	CDN													2003	40
Toronto, Ontario	CDN													2002	40
Toronto, Ontario	CDN													2002	40
Toronto, Ontario	CDN												1999		40
Toronto, Ontario	CDN													1998	40
Toronto, Ontario	CDN													1998	30
Toronto, Ontario	CDN													1998	30
Toronto, Ontario	CDN													1998	40
Toronto, Ontario	CDN													1998	30
Toronto, Ontario	CDN													1998	30
Toronto, Ontario	CDN													1998	40
Toronto, Ontario	CDN													1998	40
Toronto, Ontario	CDN													1998	40
Toronto, Ontario	CDN													1998	40
Toronto, Ontario	CDN													1998	30
Toronto, Ontario	CDN													1998	40
Toronto, Ontario	CDN													1998	30
Tillsonburg, Ontario	CDN													1998	30
St. Thomas, Ontario	CDN													2003	40
Toronto, Ontario	CDN													1998	40
Toronto, Ontario	CDN													1998	30
Toronto, Ontario	CDN													1998	30
Toronto, Ontario	CDN												2002	1998	30
Toronto, Ontario	CDN													1998	30
Toronto, Ontario	CDN													1998	30
Toronto, Ontario	CDN													1998	30
Toronto, Ontario	CDN													1998	30
Toronto, Ontario	CDN													50% 1998—50% 2001	40
Windsor, Ontario	CDN													1998	40
Windsor, Ontario	CDN													1998	30
Toronto, Ontario	CDN												2000		40
St. Catharines, Ontario	CDN												2000		40
Toronto, Ontario	CDN													2001	40
Toronto, Ontario	CDN													1998	40

		5,658	35,189	242,518	498	58,992	5,558	25,308	41,245	326,818	368,063	45,768

					Costs Capitalized Subsequent to Acquisition		Foreign Exchange Impact		Gross Amount at which Carried at Close of Period						Life on which Depreciation in Lastest income statement is Computed
			Initial Costs to Company
Description	Local Currency	Encumbrance	Land	Building and Improvements	Land	Building and Improvements	Land	Building and Improvements	Land	Buildings and Improvements	Total	Accumulated Depreciation	Date of Construction(1)	Date Acquired(1)
Pacific, Missouri	US												2000	1998	30
Livonia, Michigan	US													1998	30
Traer, Iowa	US													1998	30
Victor, Iowa	US												1999 and 2002	1998	30
Williamsburg, Iowa	US												2000	1998	30
Milan, Tennessee	US													1998	30
Red Oak, Iowa	US													1998	30
Alto, Michigan	US													1998	30
Troy, Michigan	US													1998	40
Brighton, Michigan	US													1998	30
Nashville, Illinois	US												2001	1998	40
Williamsburg, Iowa	US													1998	40
Sterling Heights, Michigan	US													2000	40
Novi, Michigan	US												2002		40
Holland, Michigan	US													2002	40
Holland, Michigan	US													2002	40
Holland, Michigan	US													2002	40
Holland, Michigan	US													2002	40
Holland, Michigan	US													2002	40
Belle Plaine, Iowa	US													1998	30
Montezuma, Iowa	US												1999	1998	30
Montezuma, Iowa	US													1998	30
Montezuma, Iowa	US													2003	30
Clinton, Tennessee	US													2003	40
Peidmont, South Carolina	US													2003	40
Westminster, Maryland	US													1998	30
Westminster, Maryland	US													1998	40

		—	12,126	144,081	8,149	48,843	—	—	20,275	192,924	213,199	31,541

Saltillo, Mexico	MXN													1998	30
Saltillo, Mexico	MXN												2000		40
Saltillo, Mexico	MXN												2001		40
Saltillo, Mexico	MXN													2003	20
Saltillo, Mexico	MXN													2003	20
Pueblo, Mexico	MXN													2003	20
Nuevo Leone, Mexico	MXN													2002	40

		—	7,317	62,748	1,101	5,357	(391)	(522)	8,027	67,583	75,610	3,632

					Costs Capitalized Subsequent to Acquisition		Foreign Exchange Impact		Gross Amount at which Carried at Close of Period						Life on which Depreciation in Lastest income statement is Computed
			Initial Costs to Company
Description	Local Currency	Encumbrance	Land	Building and Improvements	Land	Building and Improvements	Land	Building and Improvements	Land	Buildings and Improvements	Total	Accumulated Depreciation	Date of Construction(1)	Date Acquired(1)
Lannach, Austria	EUR												1999		40
Lannach, Austria	EUR												2000		40
Lannach, Austria	EUR												2001		40
Lannach, Austria	EUR												2002		40
Lannach, Austria	EUR												2002		40
Ilz, Austria	EUR												2001		40
Weiz, Austria	EUR													1998	30
Weiz, Austria	EUR												1999		30
Weiz, Austria	EUR												2001		30
Ebergassing, Austria	EUR													1998	40
Weiz, Austria	EUR												2002	1999	40
Albersdorf, Austria	EUR													1999	40
Albersdorf, Austria	EUR												2002		40
Weikersdorf, Austria	EUR													2002	40
Oberwaltersdorf, Austria	EUR													1998	40
Graz, Austria	EUR													1999	25
Graz, Austria	EUR													2002	25
Sulzbach, Germany	EUR												2002	1998	30
Sulzbach, Germany	EUR												2001		40
Lohr Am Main, Germany	EUR													1998	30
Markgroningen, Germany	EUR													1998	30
Markgroningen, Germany	EUR												2001		40
Lohr Am Main, Germany	EUR													1998	30
Straubing, Germany	EUR													1998	30
Obertshausen, Germany	EUR													1998	30
Bopfingen, Germany	EUR													2002	40
Schliez, Germany	EUR													2002	40
Heiligenstadt, Germany	EUR													1999	40
Saltzgitter, Germany	EUR													1999	40
Bitton, UK	GBP													1998	30
Redditch, UK	GBP													1998	30
Redditch, UK	GBP												2000		40
New Eastwood, UK	GBP													1998	30
Myslovice, Poland	PLN													2000	30
Brain l'Alleud, Belgium	EUR													1998 and 2002	40
Ceske Velenice, Czech Republic	EUR													1999	40
Barcelona, Spain	EUR													2002	40

		—	83,587	166,278	9,916	256,797	16,798	48,548	110,301	471,623	581,924	69,972

					Costs Capitalized Subsequent to Acquisition		Foreign Exchange Impact		Gross Amount at which Carried at Close of Period						Life on which Depreciation in Lastest income statement is Computed
			Initial Costs to Company
Description	Local Currency	Encumbrance	Land	Building and Improvements	Land	Building and Improvements	Land	Building and Improvements	Land	Buildings and Improvements	Total	Accumulated Depreciation	Date of Construction(1)	Date Acquired(1)
Development Properties
Toronto, Ontario	CDN
Bracebridge, Ontario	CDN													1998	n/a
Toronto, Ontario	CDN													1998	n/a
Toronto, Ontario	CDN													1998	n/a
Tillsonburg, Ontario	CDN													1998	n/a
Tillsonburg, Ontario	CDN													1998	n/a
Toronto, Ontario	CDN													1998	n/a
Milton,Ontario	CDN													1998	n/a
Toronto, Ontario	CDN													1998	n/a
Milton,Ontario	CDN													1998	n/a
Toronto, Ontario	CDN													2002	n/a
Toronto, Ontario	CDN													1998	n/a
Toronto, Ontario	CDN													1999	n/a
Toronto, Ontario	CDN													2001	n/a
Toronto, Ontario	CDN													2002	n/a
Toronto, Ontario	CDN													2002	n/a
Tillsonburg, Ontario	CDN													2002	n/a
Toronto, Ontario	CDN													1998	n/a
Aurora, Ontario	CDN
Aurora, Ontario	CDN
Aurora, Ontario	CDN
Sterling Heights, Michigan	US													2002	n/a
Troy, Michigan	US													2002	n/a
Salem, Michigan	US													2000	n/a
Saltillo, Mexico	MXN													1998	n/a
Ilz, Austria	EUR													1999	n/a

		—	107,954	55	8,023	10,617	6,480	497	122,457	11,169	133,626	—

					Costs Capitalized Subsequent to Acquisition		Foreign Exchange Impact		Gross Amount at which Carried at Close of Period						Life on which Depreciation in Lastest income statement is Computed
			Initial Costs to Company
Description	Local Currency	Encumbrance	Land	Building and Improvements	Land	Building and Improvements	Land	Building and Improvements	Land	Buildings and Improvements	Total	Accumulated Depreciation	Date of Construction(1)	Date Acquired(1)
Properties For Sale
Kentwood, Michigan	US													1998	n/a
Kentwood, Michigan	US													1998	n/a
Farmington Hills, Michigan	US													1998	n/a
St. Thomas, Ontario	CDN													1998	n/a

		—	619	5,384	—	—	—	—	619	5,384	6,003	—

		5,658	246,792	621,064	27,687	380,606	28,445	73,831	302,924	1,075,501	1,378,425	150,913

MEC
EXCESS REAL ESTATE
Racing Operations
Santa Anita Park (Arcadia, California, U.S.A.)	US	—	52,500	—	—	281	—	—	52,500	281	52,781	—		1998	n/a
Gulfstream Park (Hallandale, Florida, U.S.A.)	US	—	14,201	—	—	—	—	—	14,201	—	14,201	—		1999	n/a
Lone Star Park (Grand Prairie, Texas, U.S.A.)	US	—	4,245	—	—	—	—	—	4,245	—	4,245	—		2002	n/a
Maryland Jockey Club(Baltimore, Maryland, U.S.A.)	US	—	10,900	—	—	—	—	—	10,900	—	10,900	—		2002	n/a
MEC Grundstucksentwicklumgs GmbH (Niederoesterreich, Austria)	EUR	—	9,974	—	3,651	—	1,449	—	15,074	—	15,074	—		1996	n/a
REAL ESTATE HELD FOR DEVELOPMENT
Racing Operations
Dixon Downs (Dixon, California, U.S.A.)	US	—	6,584	—	4,542	22	—	—	11,126	22	11,148	—		2001	n/a
Ocala(Ocala, Florida, U.S.A.)	US	—	7,227	—	441	—	—	—	7,668	—	7,668	—		2002	n/a
Palm Meadows Estates (Boynton, Florida, U.S.A.)	US	—	7,488	—	927	—	—	—	8,415	—	8,415	—		2000	n/a
MEC Grundstucksentwicklumgs GmbH (Niederoesterreich, Austria)	EUR	—	11,475	—	3,935	53,936	403	8,483	15,813	62,419	78,232	—		1996	n/a

					Costs Capitalized Subsequent to Acquisition		Foreign Exchange Impact		Gross Amount at which Carried at Close of Period						Life on which Depreciation in Lastest income statement is Computed
			Initial Costs to Company
Description	Local Currency	Encumbrance	Land	Building and Improvements	Land	Building and Improvements	Land	Building and Improvements	Land	Buildings and Improvements	Total	Accumulated Depreciation	Date of Construction(1)	Date Acquired(1)
Real Estate Operations
New York, U.S.A.	US	—	725	—	2,034	—	—	—	2,759	—	2,759	—		1998	n/a
Ontario, Canada	CDN	—	2,334	—	5,121	—	805	—	8,260	—	8,260	—		1997	n/a
Niederoesterreich, Austria	EUR	—	6,804	—	—	—	(756)	—	6,048	—	6,048	—		1994	n/a
PROPERTIES HELD FOR SALE
Land
Ontario, Canada	CDN	—	2,559	—	232	—	186	—	2,977	—	2,977	—		1997	n/a
Michigan, U.S.A.	US	—	1,161	—	269	—	—	—	1,430	—	1,430	—		1996	n/a
Florida, U.S.A.	US	—	1,918	—	504	—	—	—	2,422	—	2,422	—		1994	n/a
Commercial/Industrial Properties
Oberoesterreich, Austria	EUR	—	3,376	8,193	(3,516)	(8,563)	159	370	19	—	19	—		1998	n/a
Oberoesterreich, Austria	EUR	—	2,024	—	—	—	313	—	2,337	—	2,337	—		1998	n/a
Residential Properties
Niederoesterreich, Austria	EUR	—	18	1,553	—	53	(1)	260	17	1,866	1,883	1,768		1998	23
Other	EUR	—	41	—	—	—	4	—	45	—	45	—		1998	n/a

		—	145,554	9,746	18,140	45,729	2,562	9,113	166,256	64,588	230,844	1,768

(1)
Date of Construction and Date of Acquisition refers to dates either constructed or acquired by MI Developments Inc.

US = United States dollar
Cdn = Canadian dollar
MXN = Mexican peso
EUR = euro
GBP = Bristish pound
PLN = Polish Zloty

QuickLinks

TABLE OF CONTENTS
PRESENTATION OF INFORMATION
ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
PART I
Consolidated Balance Sheets(1)
Annual Development and Acquisition Expenditures
Income-Producing Property Portfolio Lease Expiry Schedule
Income-Producing Property Portfolio Breakdown of December 2003 Annualized Lease Payments by Country
Income-Producing Property Portfolio Breakdown of December 2003 Annualized Lease Payments by Magna Operating Group
  ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
  ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II
  ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
  ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
  ITEM 15. CONTROLS AND PROCEDURES
  ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
  ITEM 16B. CODE OF ETHICS
  ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
  ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
  ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
PART III
  ITEM 18. FINANCIAL STATEMENTS
  ITEM 19. EXHIBITS
EXHIBIT INDEX
SIGNATURES
MI DEVELOPMENTS INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Auditor's Report
Consolidated Statements of Income (Loss)
Consolidated Statements of Changes in Deficit and Magna's Net Investment
Consolidated Statements of Cash Flows
Consolidated Balance Sheets
Notes to Consolidated Financial Statements
Pro Forma Consolidated Statements of Income
NOTES TO PRO FORMA CONSOLIDATED STATEMENTS OF INCOME