Form 40-F
period 2004-12-31
MI DEVELOPMENTS INC
filed 2005-03-30
CIK 1252509

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended:	Commission File Number:
December 31, 2004	001-31728

MI DEVELOPMENTS INC.
(Exact name of registrant as specified in its charter)

Province of Ontario, Canada	6500	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if applicable))
455 Magna Drive Aurora, Ontario L4G 7A9 Canada (905) 713-6322	CT Corporation System 111 Eighth Avenue New York, NY 10011 (212) 894-8700
(Address and telephone number of Registrant's principal executive offices)	(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Class A Subordinate Voting Shares	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: Class B Shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

        [X] Annual information form                    [X] Audited annual financial statements

Indicate the number of outstanding shares of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 47,642,083 Class A Subordinate Voting Shares; 548,238 Class B Shares

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes ☐            No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒            No ☐

DISCLOSURE CONTROLS AND PROCEDURES

        A. Evaluation of disclosure controls and procedures.    The Chief Executive Officer and the Executive Vice-President and Chief Financial Officer of MI Developments Inc. (the "Company") have evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this annual report (the "Evaluation Date"). They have concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures were effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities and would be disclosed on a timely basis. However, as recommended by the Securities and Exchange Commission (the "SEC"), the Company will continue to periodically evaluate its disclosure controls and procedures and will make modifications from time to time as deemed necessary to ensure that information is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

        B. Changes in internal control over financial reporting.    As of the end of the period covered by this annual report, there were no changes in the Company's internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or that are reasonably likely to materially affect, the Company's internal control over financial reporting.

        C. Limitations on the effectiveness of controls.    The Company's management, including the Chief Executive Officer and the Executive Vice-President and Chief Financial Officer, does not expect that the Company's disclosure controls and procedures will prevent all error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT

        The Company has a separately designated standing audit committee (the "Audit Committee") established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are Messrs. Philip Fricke, Neil Davis and Douglas Young.

        The Company's Board of Directors has determined that it has at least one audit committee financial expert (as such term is defined in Form 40-F) serving on its Audit Committee. The Board of Directors has determined that Mr. Fricke is such audit committee financial expert and is independent, as that term is defined by the New York Stock Exchange's corporate governance standards applicable to the Company. The SEC has indicated that the designation of a person as an audit committee financial expert does not impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the Audit Committee and the Board of Directors in the absence of such designation or identification and does not affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

        Please refer to the section entitled "Directors and Officers; Audit Committee — Audit Committee" in the Company's Annual Information Form, included as an exhibit to this annual report, for details on the Company's policy relating to the pre-approval of all audit services and permitted non-audit services provided to the Company by Ernst & Young LLP. No services were approved by the Audit Committee pursuant to the de minimis provision of paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X.

CODE OF ETHICS

        The Company has adopted a code of ethics that applies to all of its directors, officers and employees. A copy of this code of ethics has been posted to the Company's website (www.midevelopments.com).

PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Please refer to the section entitled "Directors and Officers; Audit Committee — Audit Committee" in the Company's Annual Information Form, included as an exhibit to this annual report, for details on the fees billed to the Company by Ernst & Young LLP and its affiliates for professional services rendered in each of the fiscal years ended December 31, 2004 and December 31, 2003.

OFF-BALANCE SHEET ARRANGEMENTS

        The Company's off-balance sheet arrangements consist of derivative financial instruments, letters of credit, guarantee contracts, construction and development project commitments, and certain operating agreements. For a discussion of these arrangements, please refer to notes 21, 23 and 24 to the Company's consolidated financial statements for the year ended December 31, 2004, included as an exhibit to this annual report.

CONTRACTUAL OBLIGATIONS

        Please refer to the section entitled "Commitments, Contractual Obligations and Contingencies — Contractual Obligations" in the Company's Management's Discussion and Analysis of Results of Operations and Financial Position for the year ended December 31, 2004, included as an exhibit to this annual report.

CORPORATE GOVERNANCE

        Please refer to the Company's website (www.midevelopments.com) for information on the Company's compliance with the corporate governance standards of the New York Stock Exchange and the Toronto Stock Exchange's Guidelines for Effective Corporate Governance.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.    Undertaking

        The Company hereby undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises, or to transactions in said securities.

B.    Consent to Service of Process

        Concurrently with the filing hereof, the Company is filing with the SEC a Form F-X in connection with this annual report on Form 40-F.

SIGNATURES

        Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

MI DEVELOPMENTS INC.
	By:	/s/ JOHN D. SIMONETTI Name: John D. Simonetti Title: Chief Executive Officer
Date: March 30, 2005

EXHIBIT INDEX

1.	Annual Information Form dated as of March 29, 2005
2.	Consolidated financial statements for the year ended December 31, 2004, together with the auditors' report thereon, and pro forma consolidated statements of income, from Annual Report to Shareholders for fiscal 2004.
3.	Management's Discussion and Analysis of Results of Operations and Financial Position for the year ended Decembers 31, 2004, from Annual Report to Shareholders for fiscal 2004.
4.	Consent of Ernst & Young LLP dated March 29, 2005.
5.	Indenture dated December 22, 2004 between MI Developments Inc. and BNY Trust Company of Canada, incorporated by reference into Exhibit 1 above.
31.1	Certificate of John D. Simonetti required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002.
31.2	Certificate of Doug R. Tatters required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002.
32.1	Certificate of John D. Simonetti required pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002.
32.2	Certificate of Doug R. Tatters required pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002.

QuickLinks

DISCLOSURE CONTROLS AND PROCEDURES
AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT
AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES
CODE OF ETHICS
PRINCIPAL ACCOUNTANT FEES AND SERVICES
OFF-BALANCE SHEET ARRANGEMENTS
CONTRACTUAL OBLIGATIONS
CORPORATE GOVERNANCE
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
SIGNATURES
EXHIBIT INDEX