Form 40-F
period 2005-12-31
MI DEVELOPMENTS INC
filed 2006-03-30
CIK 1252509

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended:	Commission File Number:
December 31, 2005	001-31728

MI DEVELOPMENTS INC.
(Exact name of registrant as specified in its charter)

Province of Ontario, Canada	6500	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if applicable))
455 Magna Drive Aurora, Ontario L4G 7A9 Canada (905) 713-6322	CT Corporation System 111 Eighth Avenue New York, NY 10011 (212) 894-8700
(Address and telephone number of Registrant's principal executive offices)	(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Class A Subordinate Voting Shares	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: Class B Shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

        [X] Annual information form                    [X] Audited annual financial statements

Indicate the number of outstanding shares of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 47,742,083 Class A Subordinate Voting Shares; 548,238 Class B Shares

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Please refer to the section entitled "Directors and Officers; Audit Committee — Audit Committee" in the Company's Annual Information Form, included as an exhibit to this annual report, for details on the fees billed to the Company by Ernst & Young LLP and its affiliates for professional services rendered in each of the fiscal years ended December 31, 2005, December 31, 2004 and December 31, 2003.

OFF-BALANCE SHEET ARRANGEMENTS

        The Company's off-balance sheet arrangements consist of derivative financial instruments, letters of credit, guarantee contracts, construction and development project commitments, and certain operating agreements. For a discussion of these arrangements, please refer to notes 21, 23, 24 and 27 to the Company's consolidated financial statements for the year ended December 31, 2005, included as an exhibit to this annual report.

CONTRACTUAL OBLIGATIONS

        Please refer to the section entitled "Commitments, Contractual Obligations and Contingencies" in the Company's Management's Discussion and Analysis of Operations and Financial Position for the year ended December 31, 2005, included as an exhibit to this annual report.

CORPORATE GOVERNANCE

        Please refer to the Company's website (www.midevelopments.com) for information on the Company's compliance with the corporate governance standards of the New York Stock Exchange and Canadian National Policy 58-201 — Corporate Governance Guidelines.

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

B.    Consent to Service of Process

        The Company has previously filed with the SEC a Form F-X in connection with this annual report on Form 40-F.

SIGNATURES

        Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

MI DEVELOPMENTS INC.
	By:	/s/ JOHN D. SIMONETTI Name: John D. Simonetti Title: Chief Executive Officer
Date: March 30, 2006

EXHIBIT INDEX

1.	Annual Information Form dated as of March 30, 2006.
2.	Consolidated financial statements for the year ended December 31, 2005, together with the auditors' report thereon, from Annual Report to Shareholders for fiscal 2005.
3.	Management's Discussion and Analysis of Operations and Financial Position for the year ended December 31, 2005, from Annual Report to Shareholders for fiscal 2005.
4.	Consent of Ernst & Young LLP dated March 30, 2006.
31.1	Certificate of John D. Simonetti required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002.
31.2	Certificate of Doug R. Tatters required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002.
32.1	Certificate of John D. Simonetti required pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002.
32.2	Certificate of Doug R. Tatters required pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002.

QuickLinks

DISCLOSURE CONTROLS AND PROCEDURES
AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT
AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES
CODE OF ETHICS
PRINCIPAL ACCOUNTANT FEES AND SERVICES
OFF-BALANCE SHEET ARRANGEMENTS
CONTRACTUAL OBLIGATIONS
CORPORATE GOVERNANCE
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
SIGNATURES
EXHIBIT INDEX