Form 40-F
period 2006-12-31
MI DEVELOPMENTS INC
filed 2007-03-30
CIK 1252509

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended:	Commission File Number:
December 31, 2006	001-31728

MI DEVELOPMENTS INC.
(Exact name of registrant as specified in its charter)

Province of Ontario, Canada	6500	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if applicable))
455 Magna Drive Aurora, Ontario L4G 7A9 Canada (905) 713-6322	CT Corporation System 111 Eighth Avenue New York, NY 10011 (212) 894-8700
(Address and telephone number of Registrant's principal executive offices)	(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Class A Subordinate Voting Shares	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: Class B Shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

        [X] Annual information form                    [X] Audited annual financial statements

Indicate the number of outstanding shares of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 47,782,908 Class A Subordinate Voting Shares; 547,413 Class B Shares

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes ☐            No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒            No ☐

CONTROLS AND PROCEDURES

        A. Disclosure controls and procedures.    The Chief Executive Officer and the Executive Vice-President and Chief Financial Officer of MI Developments Inc. (the "Company") have evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this annual report (the "Evaluation Date"). They have concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures were effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities and would be disclosed on a timely basis. However, as recommended by the Securities and Exchange Commission (the "SEC"), the Company will continue to periodically evaluate its disclosure controls and procedures and will make modifications from time to time as deemed necessary to ensure that information is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

        B. Report on internal control over financial reporting.    The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, for the Company.

        The Company's internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Company's receipts and expenditures are being made only in accordance with authorizations of its management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

        Under the supervision and with the participation of the Company's Chief Executive Officer and Executive Vice-President and Chief Financial Officer, management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting, as of the Evaluation Date, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that the Company's internal control over financial reporting was effective as of the Evaluation Date.

        Ernst & Young LLP, an independent registered public accounting firm, who audited and reported on the Company's consolidated financial statements for the year ended December 31, 2006 included in this annual report, has also issued an attestation report under standards of the Public Company Accounting Oversight Board (United States) on management's assessment of the Company's internal control over financial reporting as of the Evaluation Date. The attestation report is included as part of Exhibit 2 to this annual report.

        C. Changes in internal control over financial reporting.    As of the Evaluation Date, there were no changes in the Company's internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or that are reasonably likely to materially affect, the Company's internal control over financial reporting.

        D. Limitations on the effectiveness of controls and procedures.    The Company's management, including the Chief Executive Officer and the Executive Vice-President and Chief Financial Officer, does not expect that the Company's controls and procedures will prevent all potential error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT

        The Company has a separately designated standing audit committee (the "Audit Committee") established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are Messrs. John Barnett, Neil Davis and Philip Fricke.

        The Company's Board of Directors has determined that it has two audit committee financial experts (as such term is defined in Form 40-F) serving on its Audit Committee. The Board of Directors has determined that each of Mr. Barnett and Mr. Fricke is an audit committee financial expert and each is independent, as that term is defined by the New York Stock Exchange's corporate governance standards applicable to the Company. The SEC has indicated that the designation of a person as an audit committee financial expert does not impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the Audit Committee and the Board of Directors in the absence of such designation or identification and does not affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

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

CODE OF ETHICS

        The Company has adopted a code of ethics that applies to all of its directors, officers and employees. A copy of this code of ethics has been posted to the Company's website (www.midevelopments.com). The information on the Company's website shall not be deemed to be incorporated by reference in this annual report.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Please refer to the section entitled "Directors and Officers; Audit Committee — Audit Committee" in the Company's Annual Information Form, included as an exhibit to this annual report, for details on the fees billed to the Company by Ernst & Young LLP and its affiliates for professional services rendered in each of the fiscal years ended December 31, 2006, December 31, 2005 and December 31, 2004.

OFF-BALANCE SHEET ARRANGEMENTS

        The Company's off-balance sheet arrangements consist of derivative financial instruments, letters of credit, guarantee contracts, construction and development project commitments, and certain operating agreements. For a discussion of these arrangements, please refer to notes 3, 20, 22 and 23 to the Company's consolidated financial statements for the year ended December 31, 2006, included as an exhibit to this annual report.

CONTRACTUAL OBLIGATIONS

        Please refer to the section entitled "Commitments, Contractual Obligations and Contingencies" in the Company's Management's Discussion and Analysis of Operations and Financial Position for the year ended December 31, 2006, included as an exhibit to this annual report.

CORPORATE GOVERNANCE

        Please refer to the Company's website (www.midevelopments.com) for information on the Company's compliance with the corporate governance standards of the New York Stock Exchange and Canadian National Policy 58-201 — Corporate Governance Guidelines. The information on the Company's website shall not be deemed to be incorporated by reference in this annual report.

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

MI DEVELOPMENTS INC.
	By:	/s/ JOHN D. SIMONETTI Name: John D. Simonetti Title: Chief Executive Officer
Date: March 30, 2007

EXHIBIT INDEX

1.	Annual Information Form dated as of March 30, 2007.
2.	Consolidated financial statements for the year ended December 31, 2006, together with the auditors' report thereon and the auditors' report on internal controls, from the Annual Report to Shareholders for fiscal 2006.
3.	Management's Discussion and Analysis of Operations and Financial Position for the year ended December 31, 2006, from the Annual Report to Shareholders for fiscal 2006.
4.	Letter to Shareholders from the Annual Report to Shareholders for fiscal 2006.
5.	Consent of Ernst & Young LLP dated March 30, 2007.
31.1	Certificate of John D. Simonetti required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002.
31.2	Certificate of Robert Kunihiro required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002.
32.1	Certificate of John D. Simonetti required pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002.
32.2	Certificate of Robert Kunihiro required pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002.

QuickLinks

CONTROLS AND PROCEDURES
AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT
AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES
CODE OF ETHICS
PRINCIPAL ACCOUNTANT FEES AND SERVICES
OFF-BALANCE SHEET ARRANGEMENTS
CONTRACTUAL OBLIGATIONS
CORPORATE GOVERNANCE
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
SIGNATURES
EXHIBIT INDEX