Form 40-F
period 2007-12-31
MI DEVELOPMENTS INC
filed 2008-03-28
CIK 1252509

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended:	Commission File Number:
December 31, 2007	001-31728

MI DEVELOPMENTS INC.
(Exact name of registrant as specified in its charter)

Province of Ontario, Canada	6500	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if applicable))
455 Magna Drive Aurora, Ontario L4G 7A9 Canada (905) 713-6322	CT Corporation System 111 Eighth Avenue New York, NY 10011 (212) 894-8700
(Address and telephone number of Registrant's principal executive offices)	(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Class A Subordinate Voting Shares	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: Class B Shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

        [X] Annual information form                    [X] Audited annual financial statements

Indicate the number of outstanding shares of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 46,160,564 Class A Subordinate Voting Shares; 547,413 Class B Shares

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

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

        Ernst & Young LLP, an independent licensed registered public accounting firm, who audited and reported on the Company's consolidated financial statements for the year ended December 31, 2007 included in this annual report, has also issued an attestation report under standards of the Public Company Accounting Oversight Board (United States) on the Company's internal control over financial reporting as of the Evaluation Date. The attestation report is included as part of Exhibit 2 to this annual report.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Please refer to the section entitled "Directors and Officers; Audit Committee — Audit Committee" in the Company's Annual Information Form, included as an exhibit to this annual report, for details on the fees billed to the Company by Ernst & Young LLP and its affiliates for professional services rendered in each of the fiscal years ended December 31, 2007, December 31, 2006 and December 31, 2005.

OFF-BALANCE SHEET ARRANGEMENTS

        The Company's off-balance sheet arrangements consist of letters of credit, guarantee contracts, construction and development project commitments, and certain operating agreements. For a discussion of these arrangements, please refer to note 21 to the Company's consolidated financial statements for the year ended December 31, 2007, included as an exhibit to this annual report.

CONTRACTUAL OBLIGATIONS

        Please refer to the section entitled "Commitments, Contractual Obligations and Contingencies" in the Company's Management's Discussion and Analysis of Operations and Financial Position for the year ended December 31, 2007, included as an exhibit to this annual report.

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

MI DEVELOPMENTS INC.
	By:	/s/ JOHN D. SIMONETTI Name: John D. Simonetti Title: Chief Executive Officer
Date: March 28, 2008

EXHIBIT INDEX

1.	Annual Information Form dated as of March 28, 2008.
2.	Consolidated financial statements for the year ended December 31, 2007, together with the auditors' report thereon and the auditors' report on internal controls, from the Annual Report to Shareholders for fiscal 2007.
3.	Management's Discussion and Analysis of Operations and Financial Position for the year ended December 31, 2007, from the Annual Report to Shareholders for fiscal 2007.
4.	Letter to Shareholders from the Annual Report to Shareholders for fiscal 2007.
5.	Consent of Ernst & Young LLP dated March 28, 2008.
31.1	Certificate of John D. Simonetti required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002.
31.2	Certificate of Richard J. Smith required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002.
32.1	Certificate of John D. Simonetti required pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002.
32.2	Certificate of Richard J. Smith required pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002.

QuickLinks

CONTROLS AND PROCEDURES
AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT
AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES
CODE OF ETHICS
PRINCIPAL ACCOUNTANT FEES AND SERVICES
OFF-BALANCE SHEET ARRANGEMENTS
CONTRACTUAL OBLIGATIONS
CORPORATE GOVERNANCE
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
SIGNATURES
EXHIBIT INDEX