Form 40-F
period 2008-12-31
MI DEVELOPMENTS INC
filed 2009-03-31
CIK 1252509

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended:	Commission File Number:
December 31, 2008	001-31728

MI DEVELOPMENTS INC.
(Exact name of registrant as specified in its charter)

Province of Ontario, Canada	6500	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if applicable))
455 Magna Drive Aurora, Ontario L4G 7A9 Canada (905) 713-6322	CT Corporation System 111 Eighth Avenue New York, NY 10011 (212) 894-8700
(Address and telephone number of Registrant's principal executive offices)	(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Class A Subordinate Voting Shares	The New York Stock Exchange

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

Yes ☒            No ☐

CONTROLS AND PROCEDURES

        A. Disclosure controls and procedures.    The Vice-Chairman and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer of MI Developments Inc. (the "Company") have evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this annual report (the "Evaluation Date"). They have concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures were effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities and would be disclosed on a timely basis. However, as recommended by the Securities and Exchange Commission (the "SEC"), the Company will continue to periodically evaluate its disclosure controls and procedures and will make modifications from time to time as deemed necessary to ensure that information is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

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

        Under the supervision and with the participation of the Company's Vice-Chairman and Chief Executive Officer and Executive Vice-President and Chief Financial Officer, management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting, as of the Evaluation Date, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that the Company's internal control over financial reporting was effective as of the Evaluation Date.

        Ernst & Young LLP, an independent licensed registered public accounting firm, who audited and reported on the Company's consolidated financial statements for the year ended December 31, 2008 included in this annual report, has also issued an attestation report under standards of the Public Company Accounting Oversight Board (United States) on the Company's internal control over financial reporting as of the Evaluation Date. The attestation report is included as part of Exhibit 2 to this annual report.

        C. Changes in internal control over financial reporting.    As of the Evaluation Date, there were no changes in the Company's internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or that are reasonably likely to materially affect, the Company's internal control over financial reporting.

        D. Limitations on the effectiveness of controls and procedures.    The Company's management, including the Vice-Chairman and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer, does not expect that the Company's controls and procedures will prevent all potential error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT

        The Company has a separately designated standing audit committee (the "Audit Committee") established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are Messrs. Franz Deutsch, Manfred Jakszus and Lorne Weiss.

        The Company's Board of Directors has determined that it has one audit committee financial expert (as such term is defined in Form 40-F) serving on its Audit Committee. The Board of Directors has determined that Mr. Deutsch is an audit committee financial expert and is independent, as that term is defined by the New York Stock Exchange's corporate governance standards applicable to the Company. The SEC has indicated that the designation of a person as an audit committee financial expert does not impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the Audit Committee and the Board of Directors in the absence of such designation or identification and does not affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Please refer to the section entitled "Directors and Officers; Audit Committee — Audit Committee" in the Company's Annual Information Form, included as an exhibit to this annual report, for details on the fees billed to the Company by Ernst & Young LLP and its affiliates for professional services rendered in each of the fiscal years ended December 31, 2008, December 31, 2007 and December 31, 2006.

OFF-BALANCE SHEET ARRANGEMENTS

        The Company's off-balance sheet arrangements consist of letters of credit, guarantee contracts, construction and development project commitments, and certain operating agreements. For a discussion of these arrangements, please refer to note 24 to the Company's consolidated financial statements for the year ended December 31, 2008, included as an exhibit to this annual report.

CONTRACTUAL OBLIGATIONS

        Please refer to the section entitled "Commitments, Contractual Obligations and Contingencies" in the Company's Management's Discussion and Analysis of Operations and Financial Position for the year ended December 31, 2008, included as an exhibit to this annual report.

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

SIGNATURES

        Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

MI DEVELOPMENTS INC.
	By:	/s/ DENNIS MILLS Name: Dennis Mills Title: Vice-Chairman and Chief Executive Officer
Date: March 31, 2009

EXHIBIT INDEX

1.	Annual Information Form dated as of March 31, 2009.
2.	Consolidated financial statements for the year ended December 31, 2008, together with the auditors' report thereon and the auditors' report on internal controls, from the Annual Report to Shareholders for fiscal 2008.
3.	Management's Discussion and Analysis of Operations and Financial Position for the year ended December 31, 2008, from the Annual Report to Shareholders for fiscal 2008.
4.	Chairman's Letter, Letter to Shareholders and Corporate Information Pages from the Annual Report to Shareholders for fiscal 2008.
5.	Consent of Ernst & Young LLP dated March 30, 2009.
31.1	Certificate of Dennis Mills required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002.
31.2	Certificate of Richard J. Smith required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002.
32.1	Certificate of Dennis Mills required pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002.
32.2	Certificate of Richard J. Smith required pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002.

QuickLinks

CONTROLS AND PROCEDURES
AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT
AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES
CODE OF ETHICS
PRINCIPAL ACCOUNTANT FEES AND SERVICES
OFF-BALANCE SHEET ARRANGEMENTS
CONTRACTUAL OBLIGATIONS
CORPORATE GOVERNANCE
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
SIGNATURES
EXHIBIT INDEX