Form 40-F
MI DEVELOPMENTS INC
filed 2011-03-11
CIK 1252509

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 40-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☒    ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended: December 31, 2010	Commission File Number 001-31728

MI DEVELOPMENTS INC.
(Exact name of registrant as specified in its charter)

Province of Ontario, Canada (Province or other jurisdiction of incorporation or organization)	6500 (Primary Standard Industrial Classification Code Number (if applicable))	N/A (I.R.S. Employer identification Number (if applicable))

455 Magna Drive Aurora, Ontario L4G 7A9 Canada (905) 713-6322 (Address and telephone number of Registrant's principal executive offices)	CT Corporation System 111 Eighth Avenue New York, NY 10011 (212) 894-8700 (Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class Class A Subordinate Voting Shares	Name of each exchange on which registered The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: Class B Shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

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

Yes  ☒                        No  ☐

 CONTROLS AND PROCEDURES

        A.    Disclosure controls and procedures.    The Chief Executive Officer and the Interim Chief Financial Officer of MI Developments Inc. (the "Company") have evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this annual report (the "Evaluation Date"). They have concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures were effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities and would be disclosed on a timely basis. However, as recommended by the Securities and Exchange Commission (the "SEC"), the Company will continue to periodically evaluate its disclosure controls and procedures and will make modifications from time to time as deemed necessary to ensure that information is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

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

        Under the supervision and with the participation of the Company's Chief Executive Officer and Interim Chief Financial Officer, management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting, as of the Evaluation Date, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that the Company's internal control over financial reporting was effective as of the Evaluation Date.

        Ernst & Young LLP, an independent licensed registered public accounting firm, who audited and reported on the Company's consolidated financial statements for the year ended December 31, 2010 included in this annual report, has also issued an attestation report under standards of the Public Company Accounting Oversight Board (United States) on the Company's internal control over financial reporting as of the Evaluation Date. The attestation report is included as part of Exhibit 2 to this annual report.

        C.    Changes in internal control over financial reporting.    As of the Evaluation Date, there were no changes in the Company's internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or that are reasonably likely to materially affect, the Company's internal control over financial reporting

        D.    Limitations on the effectiveness of controls and procedures.    The Company's management, including the Chief Executive Officer and the Interim Chief Financial Officer, does not expect that the Company's controls and procedures will prevent all potential error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Please refer to the section entitled "Audit Committee — Audit Fees" in the Company's Annual Information Form, included as an exhibit to this annual report, for details on the fees billed to the Company by Ernst & Young LLP and its affiliates for professional services rendered in each of the fiscal years ended December 31, 2010, December 31, 2009, and December 31, 2008.

OFF-BALANCE SHEET ARRANGEMENTS

        The Company's off-balance sheet arrangements consist of letters of credit, construction and development project commitments, and certain operating agreements. For a discussion of these arrangements, please refer to note 25 to the Company's consolidated financial statements for the year ended December 31, 2010, included as an exhibit to this annual report.

CONTRACTUAL OBLIGATIONS

        Please refer to the section entitled "Commitments, Contractual Obligations and Contingencies" in the Company's Management's Discussion and Analysis of Operations and Financial Position for the year ended December 31, 2010, included as an exhibit to this annual report.

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

MI DEVELOPMENTS INC.
By:	/s/ FRANK STRONACH
Name: Frank Stronach Title: Chairman and Chief Executive Officer

Date: March 10, 2011

 EXHIBIT INDEX

1.	Annual Information Form dated as of March 10, 2011.
2.
Consolidated financial statements for the year ended December 31, 2010, together with the auditors' report thereon and the auditors' report on internal controls, from the Annual Report to Shareholders for fiscal 2010.
3.	Management's Discussion and Analysis of Operations and Financial Position for the year ended December 31, 2010, from the Annual Report to Shareholders for fiscal 2010.
4.	Chairman's Letter, Letter to Shareholders and Corporate Information Pages from the Annual Report to Shareholders for fiscal 2010.
5.	Consent of Ernst & Young LLP.
31.1.	Certificate of Frank Stronach required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002.
31.2.	Certificate of John Simonetti required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002.
32.1.	Certificate of Frank Stronach required pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002.
32.2.	Certificate of John Simonetti required pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002.

QuickLinks

CONTROLS AND PROCEDURES
AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT
AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES
CODE OF ETHICS
PRINCIPAL ACCOUNTANT FEES AND SERVICES
OFF-BALANCE SHEET ARRANGEMENTS
CONTRACTUAL OBLIGATIONS
CORPORATE GOVERNANCE
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
SIGNATURES
EXHIBIT INDEX