Form 40-F
period 2011-12-31
MI DEVELOPMENTS INC
filed 2012-03-13
CIK 1252509

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended: December 31, 2011	Commission File Number 001-31728

MI DEVELOPMENTS INC.
(Exact name of registrant as specified in its charter)

Province of Ontario, Canada (Province or other jurisdiction of incorporation or organization)	6500 (Primary Standard Industrial Classification Code Number (if applicable))	N/A (I.R.S. Employer identification Number (if applicable))

455 Magna Drive Aurora, Ontario L4G 7A9 Canada (905) 713-6322 (Address and telephone number of Registrant's principal executive offices)	CT Corporation System 111 Eighth Avenue New York, NY 10011 (212) 894-8700 (Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 46,871,356 Common Shares

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes	☐	No	☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes	☒	No	☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes	☒	No	☐

 CONTROLS AND PROCEDURES

        A.    Disclosure controls and procedures.    The Chief Executive Officer and the Chief Financial Officer of MI Developments Inc. (the "Company") have evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this annual report (the "Evaluation Date"). They have concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures were effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities and would be disclosed on a timely basis.

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

        Under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting, as of the Evaluation Date, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that the Company's internal control over financial reporting was effective as of the Evaluation Date.

        Ernst & Young LLP, an independent licensed registered public accounting firm, who audited and reported on the Company's consolidated financial statements for the year ended December 31, 2011 included in this annual report, has also issued an attestation report under standards of the Public Company Accounting Oversight Board (United States) on the Company's internal control over financial reporting as of the Evaluation Date. The required attestation report is included in the Company's Consolidated financial statements for the year ended December 31, 2011, which are filed as Exhibit 2 to this annual report on Form 40-F.

        C.    Changes in internal control over financial reporting.    As of the Evaluation Date, there were no changes in the Company's internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or that are reasonably likely to materially affect, the Company's internal control over financial reporting

        D.    Limitations on the effectiveness of controls and procedures.    The Company's management, including the Chief Executive Officer and the Chief Financial Officer, does not expect that the Company's controls and procedures will prevent all potential error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

 AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT

        The Company has a separately designated standing audit committee (the "Audit Committee") established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are Messrs. Gerald J. Miller, Barry Gilbertson and Scott I. Oran.

        The Company's Board of Directors has determined that it has one audit committee financial expert (as such term is defined in Form 40-F) serving on its Audit Committee. The Board of Directors has determined that Mr. Miller is an audit committee financial expert and is independent, as that term is defined by the New York Stock Exchange's corporate governance standards applicable to the Company. The SEC has indicated that the designation of a person as an audit committee financial expert does not impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the Audit Committee and the Board of Directors in the absence of such designation or identification and does not affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

        Please refer to the section entitled "Audit Committee" in the Company's Annual Information Form, included as an exhibit to this annual report, for details on the Company's policy relating to the pre-approval of all audit services and permitted non-audit services provided to the Company by Ernst & Young LLP. For the year ended December 31, 2011, none of the Company's audit-related fees made use of the de minimis exception to the pre-approval provisions contained in paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X.

CODE OF ETHICS

        The Company has adopted a "code of ethics" (as that term is defined in Form 40-F), entitled the "Code of Conduct and Ethics", that applies to all of the Company's employees, including officers, as well as directors. A copy of the Code of Conduct and Ethics has been posted to the Company's website (www.midevelopments.com). The information on the Company's website shall not be deemed to be incorporated by reference in this annual report.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Please refer to the section entitled "Audit Committee — Audit Fees" in the Company's Annual Information Form, included as an exhibit to this annual report, for details on the fees billed to the Company by Ernst & Young LLP and its affiliates for professional services rendered in each of the fiscal years ended December 31, 2011 and December 31, 2010.

OFF-BALANCE SHEET ARRANGEMENTS

        The Company's off-balance sheet arrangements consist of letters of credit, construction and development project commitments, and certain operating agreements. For a discussion of these arrangements, please refer to note 21 to the Company's consolidated financial statements for the year ended December 31, 2011, included as an exhibit to this annual report.

 CONTRACTUAL OBLIGATIONS

        Please refer to the section entitled "Commitments, Contractual Obligations and Contingencies" in the Company's Management's Discussion and Analysis of Operations and Financial Position for the year ended December 31, 2011, included as an exhibit to this annual report.

CORPORATE GOVERNANCE

        Please refer to the Company's website (www.midevelopments.com) for information on the Company's compliance with the corporate governance standards of the New York Stock Exchange and Canadian National Policy 58-201 — Corporate Governance Guidelines. The information on the Company's website shall not be deemed to be incorporated by reference in this annual report.

ADDITIONAL DISCLOSURE

        On December 7, 2011, the Board of Directors of the Company amended its Code of Conduct and Ethics to, among other things, expressly prohibit the making of bribes, kickbacks, favors, or any other thing of value, directly or indirectly, to any government official, consistent with the Company's anti-bribery policy. Under the Code of Conduct and Ethics, as amended, there is no exception for small, facilitating payments (so-called "grease" payments). The description above is qualified in its entirety by reference to the amended Code of Conduct and Ethics, which is attached hereto as Exhibit 4 and incorporated herein by reference.

        The Code of Conduct and Ethics is also available for viewing on the registrant's website at www.midevelopments.com.

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

MI DEVELOPMENTS INC.
/s/ THOMAS HESLIP Name: Thomas Heslip Title: Director and Chief Executive Officer

 EXHIBIT INDEX

1.	Annual Information Form dated as of March 12, 2012.
2.

Consolidated financial statements for the year ended December 31, 2011, together with the auditors' report thereon and the auditors' report on internal controls, from the Annual Report to Shareholders for fiscal 2011.

3.	Management's Discussion and Analysis of Operations and Financial Position for the three month period and year ended December 31, 2011, from the Annual Report to Shareholders for fiscal 2011.
4.	Code of Conduct and Ethics of the Company.
5.	Consent of Ernst & Young LLP.
99.1	Certificate of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002.
99.2	Certificate of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002.
99.3	Certificate of the Chief Financial Officer required pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002.
99.4	Certificate of the Chief Financial Officer by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002.
101

Interactive data files with respect to: (i) the Consolidated Balance Sheets as at December 31, 2011 and 2010, (ii) the Consolidated Statements of Income (Loss) for the years ended December 31, 2011, 2010 and 2009, (iii) the Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2011, 2010 and 2009, (iv) the Consolidated Statements of Changes in Deficit for the years ended December 31, 2011, 2010 and 2009, (v) the Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009, and (vi) the Notes to the Consolidated Financial Statements.

QuickLinks

CONTROLS AND PROCEDURES
AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT
AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES
CODE OF ETHICS
PRINCIPAL ACCOUNTANT FEES AND SERVICES
OFF-BALANCE SHEET ARRANGEMENTS
CONTRACTUAL OBLIGATIONS
CORPORATE GOVERNANCE
ADDITIONAL DISCLOSURE
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
SIGNATURES
EXHIBIT INDEX